As confidentially submitted to the Securities and Exchange Commission on October 14, 2021.
This confidential amendment to draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM S-1
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933
DIRECT DIGITAL HOLDINGS, INC.
(Exact name of registrant as specified in its charter)
Delaware (State or other jurisdiction of incorporation or organization)	7370 (Primary Standard Industrial Classification Code Number)	83-0662116 (I.R.S. Employer Identification Number)
1233 West Loop South, Suite 1170
Houston, TX 77027
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Mark Walker
Chairman and Chief Executive Officer
Keith Smith
President
1233 West Loop Suite 1170
Houston, TX 77027
(832) 402-1051
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
Phyllis Young, Esq. Stephen E. Older, Esq. Rakesh Gopalan, Esq. McGuireWoods LLP 1251 Avenue of the Americas, 20th Floor New York, New York 10020 (212) 548-2100	Ben A. Stacke, Esq. Faegre Drinker Biddle & Reath LLP 2200 Wells Fargo Center 90 South Seventh Street Minneapolis, Minnesota 55402 (612) 766-7000
Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.   ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒ Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Class A common stock, par value $ per share	$	$

(1)
Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

(2)
Includes           shares of Class A common stock that the underwriters have the option to purchase to cover over-allotments, if any.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED           , 2021
PRELIMINARY PROSPECTUS
       Shares
Class A Common Stock
This is our initial public offering of our Class A common stock. Prior to this offering, there has been no public market for shares of our Class A common stock. We currently estimate that the initial public offering price will be between $      and $      per share. We have applied to list our Class A common stock on the Nasdaq Capital Market under the symbol “DRCT.”
We intend to use the net proceeds that we receive from this offering to purchase from Direct Digital Holdings, LLC (“DDH LLC”) newly issued common units of DDH LLC (the “LLC Units”). There is no public market for the LLC Units. The purchase price for each newly issued LLC Unit will be equal to the initial public offering price of each share of our Class A common stock, less the underwriting discounts and commissions referred to below. We intend to cause DDH LLC to use the net proceeds it receives from us in connection with this offering as described in the section titled “Use of Proceeds,” including to repurchase from USDM Holdings, Inc. (“USDM”) a number of the units in DDH LLC held by USDM. The other holders of units in DDH LLC will retain their units in DDH LLC. This offering is being conducted through what is commonly referred to as an umbrella partnership-C Corporation (“Up-C”) structure, which is often used by partnerships and limited liability companies undertaking an initial public offering. The Up-C structure will allow USDM, with respect to the units not being repurchased, and the other holders of the units in DDH LLC (collectively, the “Continuing LLC Owners”), to retain their equity ownership in DDH LLC and to continue to realize tax benefits associated with owning interests in an entity that is treated as a partnership, or “passthrough” entity, for U.S. federal income tax purposes and may provide future tax benefits for both Direct Digital Holdings, Inc., and the Continuing LLC Owners if and when the Continuing LLC Owners ultimately redeem or exchange their LLC Units for shares of our Class A common stock. We are a holding company, and upon the closing of this offering and the application of proceeds therefrom our principal asset will be the LLC Units we purchase from DDH LLC, representing an aggregate    % economic interest in DDH LLC. The remaining    % economic interest in DDH LLC will be owned by the Continuing LLC Owners through their ownership of LLC Units. See the section titled “Organizational Transactions.”
Following the closing of this offering, we will have two classes of common stock: Class A common stock and Class B common stock. The Class B common stock, which we refer to as noneconomic voting equity interests, will have no rights to receive any distributions or dividends, whether cash or stock, and will not be publicly traded. Each share of Class A common stock and each share of Class B common stock will entitle its holder to one vote per share on all matters presented to our stockholders. Immediately following the completion of this offering, (i) all of our Class B common stock will be held by the Continuing LLC Owners, on a one-to-one basis with the number of LLC Units they respectively own, (ii) the holders of our Class A common stock issued in this offering collectively will hold 100% of the economic interests in us and    % of the voting power in us and (iii) the Continuing LLC Owners, through their ownership of Class B common stock, collectively will hold no economic interest in us and the remaining    % of the voting power in us.
We will be the sole managing member of DDH LLC. We will operate and control all of the business and affairs of DDH LLC and, through DDH LLC and its subsidiaries, conduct our business. Upon the completion of this offering, the aggregate number of shares owned by our controlling stockholder, Direct Digital Management, LLC (“DDM”), a holding company owned by our Chairman and Chief Executive Officer and our President, will represent approximately    % of the total voting power of our outstanding capital stock (or approximately    % of the total voting power of our outstanding capital stock, if the underwriters exercise in full their option to purchase additional shares of Class A common stock). As a result of the ownership by DDM of our Class A common stock following this offering, we will be a “controlled company” under the listing requirements of The Nasdaq Stock Market LLC and the Nasdaq Marketplace Rules. We do not intend to rely on the exemptions from the corporate governance requirements of the Nasdaq Marketplace Rules.
We are an “emerging growth company,” as defined under the Securities Act of 1933, as amended (the “Securities Act”), and will be subject to reduced public reporting requirements. This prospectus complies with the requirements that apply to an issuer that is an emerging growth company. See “Prospectus Summary — Implications of Being an Emerging Growth Company.”
Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 20 to read about factors you should consider before buying our Class A common stock.
	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$

(1)
See “Underwriting” for additional information regarding compensation payable to the underwriters.

The offering is being underwritten on a firm commitment basis. We have granted the underwriters an option for 30 days to purchase up to an additional        shares of Class A common stock from us at the initial public offering price less the underwriting discounts and commissions to cover over-allotments, if any.
Neither the Securities and Exchange Commission nor any other regulatory body or state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
The underwriters expect to deliver the shares of Class A common stock to purchasers on or about                  , 2021.
Joint Book-Running Managers
Stephens Inc.	The Benchmark Company
Prospectus dated                  , 2021.

Direct Digital Holdings

Huddled Masses | ORANGE 142 | Colossus SSP

Direct Digital Holdings brings state of the art supply-side and demand-side advertising platforms together under one umbrella company

Huddled Masses ORANGE142™

Colossus SSP

Direct Digital Holdings

35B+

Impressions per Month[1]

5.2 Years

Average Buy-Side Client Tenure[2]

20%

Multicultural Inventory[1]

27,950

Total Clients[1]

27,800 Sell-Side | 150 Buy-Side

56%

Video / CTV / OTT Inventory[1]

52

Employees[1]

With our acquisitions, we are poised for growth

June 2018: Acquired Huddled Masses and Colossus Media

September 2020: Acquired Orange142

$30.4M

Pro Forma 2020 Revenue[3]

31.0%

Pro Forma 2020 Revenue Growth[3]

We deliver significant ROI for middle market advertisers by providing data-optimized programmatic solutions at scale for businesses in a multitude of sectors.

(1) As of June 30, 2021
(2) Based on Top 20 Buy-Side Customers representing approximately 75% of 2020 Revenue
(3) Revenue represents unaudited pro forma revenue assuming the acquisition of Orange142 had occurred on January 1, 2019. Pro forma revenue for the year ended December 31, 2019 was $23.2 million. Revenue on a GAAP basis was $12.5 million and $6.3 million for the years ended December 31, 2020 and 2019, respectively. See elsewhere in this prospectus for full information regarding GAAP and pro forma financial information, including *Unaudited Pro Forma Consolidated Financial Information* and *Audited Consolidated Financial Statements of Direct Digital Holdings, LLC.*

  We reach your audience at the right time in the right place and on the right device.

Through and including           , 2021 (the 25th day after the date of this prospectus), all dealers that buy, sell, or trade shares of our Class A common stock, whether or not participating in our initial public offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriter and with respect to its unsold allotments or subscriptions.
Neither we nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, shares of our Class A common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our Class A common stock. Our business, financial condition, results of operations and prospects may have changed since that date.
For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or the possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, this offering and the possession and distribution of this prospectus outside of the United States.
INDUSTRY AND MARKET DATA
Unless otherwise indicated, information in this prospectus concerning economic conditions, our industry, our markets and our competitive position is based on a variety of sources, including information from independent industry analysts and publications, as well as our own estimates and research.

i

Our estimates are derived from publicly available information released by third-party sources, as well as data from our internal research, and are based on such data and our knowledge of our industry, which we believe to be reasonable. The independent industry publications used in this prospectus were not prepared on our behalf. While we are not aware of any misstatements regarding any information presented in this prospectus, forecasts, assumptions, expectations, beliefs, estimates and projections involve risk and uncertainties and are subject to change based on various factors, including those described under the headings “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors.”
TRADEMARKS AND TRADE NAMES
We own or have rights to trademarks, service marks and trade names that we use in connection with the operation of our business, including our corporate names and logos. Other trademarks, service marks and trade names appearing in this prospectus are the property of their respective owners. Solely for convenience, some of the trademarks, service marks and trade names referred to in this prospectus are listed without the ® or ™ symbols, but we will assert, to the fullest extent under applicable law, our rights to our trademarks, service marks and trade names.

ii

BASIS OF PRESENTATION
In connection with the closing of this offering, we will effect certain organizational transactions. Unless otherwise stated or the context otherwise requires, all information in this prospectus reflects the completion of the organizational transactions and this offering (the “Organizational Transactions”). See the section titled “Organizational Transactions” for additional information regarding the Organizational Transactions.
Unless the context requires otherwise, references in this prospectus to:
•
the “Company,” “Direct Digital,” “Direct Digital Holdings,” “DDH,” “we,” “us” and “our” refer (i) following the completion of the Organizational Transactions, including this offering, to Direct Digital Holdings, Inc., and, unless otherwise stated, all of its subsidiaries, including Direct Digital Holdings, LLC, which we refer to as “DDH LLC,” and, unless otherwise stated, its subsidiaries, and (ii) on or prior to the completion of the Organizational Transactions, including this offering, to Direct Digital Holdings, LLC and, unless otherwise stated, its subsidiaries.

•
“Continuing LLC Owners” refers to the individuals and entities that will continue to own LLC Units (as defined below) and which also hold noneconomic shares of Class B common stock after the completion of the Organizational Transactions. The Continuing LLC Owners may, following the completion of this offering, exchange or redeem their LLC Units for shares of our Class A common stock or, if we elect in lieu of shares of Class A common stock, a cash payment as described in the section titled “Certain Relationships and Related Person Transactions — DDH LLC Agreement,” in each case, together with a cancellation of the same number of their shares of Class B common stock.

•
“DDM” refers to Direct Digital Management, LLC, a Delaware limited liability company owned by Mark Walker, our Chairman and Chief Executive Officer, and Keith Smith, our President.

•
“LLC Units” refers to the multiple classes of common units in DDH LLC until we adopt our amended and restated LLC agreement upon the effectiveness of this offering, after which “LLC Units” refers to economic nonvoting common units in DDH LLC.

•
“Tax Receivable Agreement” refers to the tax receivable agreement to be entered into following this offering by and among Direct Digital Holdings, DDH LLC and the Continuing LLC Owners. See the section titled “Certain Relationships and Related Person Transactions — Tax Receivable Agreement” for additional information.

Following completion of the Organizational Transactions and the application of net proceeds therefrom, we will be a holding company and the sole managing member of DDH LLC and our principal asset will be our interests in DDH LLC. DDH LLC is the predecessor of the issuer, Direct Digital, for financial reporting purposes. Accordingly, this prospectus contains the historical consolidated financial statements of DDH LLC. As we will have no other interest in any operations other than those of DDH LLC and its subsidiaries, the historical consolidated financial information included in this prospectus is that of DDH LLC and its subsidiaries. As Direct Digital has no business transactions or activities to date and had no assets or liabilities during the periods presented, the historical financial statements of this entity are not included in this prospectus. Following completion of this offering, the reporting entity for purposes of periodic reporting will be Direct Digital.
The unaudited pro forma financial information of Direct Digital Holdings presented in this prospectus has been derived by the application of pro forma adjustments to the historical consolidated financial statements of DDH LLC and its subsidiaries included elsewhere in this prospectus. The unaudited pro forma consolidated financial data of Direct Digital Holdings presented in this prospectus has been derived from the application of pro forma adjustments to the historical consolidated financial statements of DDH LLC included elsewhere in this prospectus. These pro forma adjustments give effect to the Organizational Transactions as described in the section titled “Organizational Transactions,” including the completion of this offering and other related transactions, as if all such transactions had occurred on January 1, 2020. See the section titled “Unaudited Pro Forma Consolidated Financial Information” for a complete description of the adjustments and assumptions underlying the unaudited pro forma consolidated financial data included in this prospectus.

iii

PROSPECTUS SUMMARY
This summary highlights information contained in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider in making your investment decision. You should read the entire prospectus carefully before making an investment in our Class A common stock and should carefully consider, among other things, our consolidated financial statements and the related notes and the sections entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and “Organizational Transactions” included elsewhere in this prospectus.
Company Overview
We are an end-to-end, full-service programmatic advertising platform primarily focused on providing advertising technology, data-driven campaign optimization and other solutions to underserved and less efficient markets on both the buy- and sell-side of the digital advertising ecosystem. Direct Digital Holdings, Inc. is the holding company for the business formed in 2018 by our acquisitions of Huddled Masses, LLC (“Huddled Masses”) and Colossus Media, LLC (“Colossus Media”). Colossus Media operates our proprietary sell-side programmatic platform operating under the trademarked banner of Colossus SSP™ (“Colossus SSP”). Huddled Masses is the platform for the buy-side of our business. In 2020, we acquired Orange142, LLC (“Orange142”) to further bolster our overall programmatic buy-side advertising platform and to enhance our offerings across multiple industry verticals such as travel, healthcare, education, financial services, consumer products, etc. with particular emphasis on small- and mid-sized businesses (which we define as companies with revenue between $5 million and $500 million) transitioning into digital with growing digital media budgets.
This offering is being conducted through what is commonly referred to as an Up-C structure, which is often used by partnerships and limited liability companies when they decide to undertake an initial public offering. See “Summary of the Organizational Transactions” later in this Prospectus Summary for important details regarding our structure.
In the digital advertising space, buyers, particularly small- and mid-sized businesses, can potentially achieve significantly higher return on investment (“ROI”) on their advertising spend compared to traditional media advertising by leveraging data-driven over-the-top/connected TV (“OTT/CTV”), video and display, in-app, native, and audio advertisements that are delivered both at scale and on a highly targeted basis. Traditional (non-digital) advertising, such as broadcast TV or print media, follows the “spray and pray” approach to reach out to the public, but the ROI from using such traditional (non-digital) advertising campaigns is mostly unpredictable. On the other hand, digital advertising is heavily data-driven and can provide real-time details of targeted advertising campaigns and outcomes. On the sell-side, publishers can more successfully sell their advertising inventory in a programmatic manner by sharing data and information about their digital audiences at scale on an individualized basis, which helps buyers on SSPs such as our Colossus SSP to better target audiences.

Programmatic Marketplace Transaction

DDH Platform & Services
DDH Buy-Side Clients
Purchase of digital ad inventory
DDH Sell-Side Clients
Distribution of the ad to the publisher, and ultimately consumers
Advertiser, Brand, and Brand Agency
Campaign Manager Media Buyer
DSP = Programmatic Buyer
Supply-Side Platform = Programmatic Seller / Ad Exchange
Digital Publisher
Niche Multicultural
General Market
Consumers
Management Platform
Personalized ID Lake
Data Leveraged for Targeted Ad Buys
Audience and Consumer Behavior Data

Buy-side

On the buy-side, DDH provides data-driven, strategic digital campaign planning, management and execution services for ~140 clients, including both brands and agencies, that have run over 2,000 individual campaigns

Sell-side

On the sell-side, DDH has developed the Colossus SSP programmatic ad exchange that allows digital publishers to list their various forms of ad inventory for sale, and then the platform sells that inventory to over 35,000 prospective buyers in an automated auction process to the highest bidder

We believe that we have a unique competitive advantage due to our data-driven technology that allows us to provide front-end, buy-side planning for our small- and mid-sized clients, coupled with our proprietary Colossus SSP where we can curate the last-mile in the execution process to drive higher ROI. Each month, the Colossus SSP processes over 35 billion impressions and over 150 billion auction bid requests that seek to buy ad inventory from our publishers. In June 2021, Colossus SSP served over 27,800 clients. In our business and throughout this prospectus, we use the terms client and customer interchangeably.
We enable small- and mid-sized clients to leverage programmatic technology to engage their potential customers more directly, on a one-on-one basis, in any local market, with specificity to media device and footprint. Our technology leverages data to assess where our clients’ potential customers are in the decision-making process and manage campaign pacing and optimization based on data-driven analytics to drive the purchasing decision or encourage the call to action. The result is the mutual benefit to both our buy-side and sell-side clients, in that our buy-side clients enjoy a more even playing field compared to larger advertisers by driving more effective marketing and advertising in local markets that are compatible to their business footprint. In addition, our sell-side clients enjoy greater opportunity to monetize their ad inventory to new ad buyers that otherwise would be unavailable to them.
We have aligned our business strategy to capitalize on what we believe are significant growth opportunities due to fundamental market shifts and industry inefficiencies. Several trends, happening in parallel, are revolutionizing the way that advertising is bought and sold. Specifically, the rise of the internet has led to a wholesale change in the way that media is consumed and monetized, as ads can be digitally delivered on a 1-to-1 basis. In traditional methods of advertising, such as broadcast TV, ads can target a specific network, program or geography, but not a single household or individual as digital and OTT/CTV ads can. Traditional television U.S. ad spending declined by 12.5% in 2020, while digital spend grew by 15% during the same period and is projected to grow approximately 25% in 2021. Additionally, we expect that the continued destabilization, including the phase out of digital “cookies” in 2023, will (i) create more opportunities for technology companies that provide next-generation CTV and digital solutions and (ii) minimize performance disruption for advertisers and agencies.

The buy-side component of our business is comprised of Huddled Masses, which has been in operation since 2012, and Orange142, which has been in operation since 2013. Both businesses offer technology-enabled advertising solutions and strategic planning to clients. In particular, our buy-side platform focuses on small-to-mid-sized clients. With marketing budgets typically more limited and operating footprints generally more local or state-to-state, we believe small- and mid-sized businesses are focused primarily on ROI-based results that deliver precise advertising and measurable campaign success to level the playing field with larger competitors. Serving the needs of hundreds of small- and mid-sized clients, with more than 4,000 campaigns annually, the buy-side of our business leverages the insights of leading demand side platforms (“DSPs”), such as The Trade Desk, Xandr, Google DV360, MediaMath and others, to drive increased advertising ROI and reduced customer acquisition costs for our clients.
Colossus Media, which has been in operation since 2017, is our proprietary sell-side programmatic platform operating under the trademarked banner of Colossus SSP™. Colossus SSP is a stand-alone tech-enabled, data-driven platform that helps deliver targeted advertising to diverse and multicultural audiences, including African Americans, Latin Americans, Asian Americans and LGBTQ+ customers, as well as other specific audiences. We partner with both large publishers such as Hearst, Meredith, Gannett, Univision, and several others, as well as smaller publishers such as Ebony Magazine, People Magazine, Family Traveler, Dinero, Sailing World, and many others.
Our business strategy on the sell-side also presents significant growth potential, as we believe we are well positioned to be able to bring underserved multicultural publishers into the advertising ecosystem, thereby increasing our value proposition across all clients including our large clients. We have proprietary rights to the Colossus SSP via a license agreement with a third-party developer. We believe the Colossus SSP is the last-mile of delivery for our buy-side clients in that our customized technology curates unique, highly-optimized audiences informed by proprietary data and data analytics, resulting in increased campaign performance.
Each impression or transaction occurs in a fraction of a second. Given that most transactions take place in an auction/bidding format, we continue to make investments across the platform to further reduce the processing time. In addition to the robust infrastructure supporting our platform, it is also critical that we align with key industry partners in the digital supply chain. The Colossus SSP is agnostic to any specific demand side platform.
We also leverage a sophisticated data management platform, which is DDH’s proprietary data collection and data marketing platform used to gather first-party data, market intelligence and audience segmentation information to support campaign optimization efforts for buy-side clients, Colossus SSP clients and third-party clients. Our combined platform offers results in an enhanced, highly loyal client base, particularly on the buy-side.
Our Industry and Trends
There are several key industry trends that are revolutionizing the way that advertising is bought and sold. We are well positioned to take advantage of the rapidly evolving industry trends in digital marketing and shifts in consumer behavior, including:
Shift to Digital Advertising.   Media has increasingly become more digital as a result of three key items:
•
Advances in technology with more sophisticated digital content delivery across multiple platforms;

•
Changes in consumer behavior, including spending longer portions of the day using mobile and other devices; and

•
Better audience segmentation with more efficient targeting and measurable results.

The resulting shift has enabled a variety of options for advertisers to efficiently target and measure their advertising campaigns across nearly every media channel and device. These efforts have been led by big-budgeted, large, multi-national corporations incentivized to cast a broad advertising net to support national brands. Based on eMarketer data, 65% of small- and mid-sized companies expect to increase their programmatic advertising budget, and of those companies, 12% expect to increase their advertising spending by over 25%.
Shift from Linear Broadcast to OTT/CTV.   According to eMarketer, as of the end of 2019, approximately 84 million U.S. households maintained a cable subscription which declined to approximately 78 million U.S. households at the end of 2020. However, advertising reach could access more than 104 million households via OTT and CTV channels. Consumers increasingly want the flexibility and freedom to consume content on their own terms resulting in access to premium content at lower prices and with fewer interruptions. Advertisers are recognizing these trends and reallocating their ad budgets accordingly to those companies that can access audiences through a variety of existing and new channels.
Increased Adoption of Digital Advertising by Small- and Mid-Sized Companies.   Only recently small- and mid-sized businesses have begun to leverage the power of digital media in meaningful ways, as emerging technologies have enabled advertising across multiple channels in a highly localized nature. Campaign efficiencies yielding measurable results and higher advertising ROI, as well as the needs necessitated by the COVID-19 pandemic, have prompted these companies to begin utilizing digital advertising on an accelerated pace. We believe this market is rapidly expanding, and that small-to-mid-sized advertisers will continue to increase their digital spend.
Significant Increase in Multicultural Audience and Targeted Content.   As digital media has grown and emerging marketing channels continue to gain adoption, audience segmentation, including on multicultural lines, has become more granular. A growing and increasing segment of those audiences is the multicultural audience, which has been traditionally underserved in the industry. According to the U.S. Census Bureau, racial minority and multi-racial consumers represent 42% of the U.S. population and are projected to be the numerical majority in the U.S. by 2044. When we expand the definition of multicultural to include LGBTQ+ customers, the numbers are significantly greater. Advertisers and publishers alike face the same challenge. Advertisers are seeking new avenues and opportunities to connect with multicultural audiences in their natural media consumption environments while publishers are producing unique content to attract loyal consumers. The advantage will go to those innovative companies able to directly connect both sides to those audiences and leverage the insights flowing from those connections.
Local Ad Buying Becoming More Programmatic.   Programmatic advertising enables advertisers to precisely target local audiences and increasingly an “audience of one.” Large amounts of inventory have been consolidated, allowing local advertisers to then be more selective about where, when and to whom they show their ads. The technology behind programmatic advertising, such as geotargeting, IP address identification, 1-3-5 radius store location advertising, has provided the opportunity for targeted local advertising to smaller advertisers, which technologies in the past have been more easily available to larger national advertisers. We believe being able to go into a programmatic platform and target the same audience across all digital inventory is a major competitive advantage. Additionally, we also believe that the ability to customize audiences to the needs of local providers is a significant benefit for local advertisers since they are able to deviate from the broad audience segments defined by national advertisers. Higher customer engagement translates into higher retention and extended customer lifecycle representing the opportunity to sell and upsell customers. We believe the local advertising market remains in the early stages of understanding and leveraging these capabilities.
Death of Cookies Will Likely Destabilize Small- to Mid-Size Business Ad Market.   As the advertising industry faces the eventual phasing out of third-party cookies, namely by Google, by 2023, small-to-mid-sized business will face potentially greater challenges in the adoption and transition to digital. While first-party data driven by first-party cookies will still have broad-based advertising support, more robust advertising efforts are expected to experience some level of performance degradation. Specifically, the inability to tie ad impressions to an identity will add to the list of challenges already being faced by small- to mid-sized businesses. We expect that the destabilization will create significant opportunities for next-generation technology companies that can provide media buying solutions and minimize performance disruption for advertisers and agencies.
The COVID-19 pandemic has put a greater focus on ROI on ad spend performance. Compared to traditional channels, digital ads are more measurable and flexible, making them more attractive and resilient.

(Based on data from eMarketer)

Total US Digital Ad Spending's Explosive Growth

($ in Billions)
18.6% CAGR
$132.5
$152.3
$191.1
$220.9
2019
2020
2021
2022

Total Connected TV Ad Spending

($ in Billions)
39.5% CAGR
$6.4
$9.0
$13.4
$17.4
2019
2020
2021
2022

US Programmatic Digital Display Ad Spending

($ in Billions)
17.5% CAGR
$59.6
$65.7
$81.6
$96.6
2019
2020
2021
2022

US Programmatic Digital Video Ad Spending

($ in Billions)
21.4% CAGR
$24.6
$28.4
$36.6
$43.9
2019
2020
2021
2022

Source: eMarketer .

Our Customers
On the buy-side of our business, our customers consist of purchasers of programmatic advertising inventory. We had approximately 150 direct customers during the year ended December 31, 2020, consisting of advertising buyers, including small- and mid-sized companies, large advertising holding companies (which may manage several agencies), independent advertising agencies and mid-market advertising service organizations. However, we work on over 4,000 campaigns annually, as many advertising agencies and advertising holding companies have decision-making that is generally highly decentralized, such that purchasing decisions are made, and relationships with advertisers are located, at the agency, local branch or division level. We serve a variety of customers across multiple industries including travel/tourism (including destination marketing organizations or DMOs), energy, consumer packaged goods (“CPG”), healthcare, education, financial services (including cryptocurrency technologies) and other industries. Some of the significant brands we work with on the buy-side include Curo, the U.S. Army, Just Energy, Bitcoin Depot, Visit Virginia Beach, Visit Colorado Springs, and Pigeon Forge.
On the sell-side of our business, Colossus SSP, the buyers on our platform include DSPs, agencies and individual advertisers. We have broad exposure to the ecosystem of buyers, reaching on average approximately 15,400 advertisers per month in 2020, which has increased to approximately 27,800 during the month ended June 30, 2021. As spending on programmatic advertising increasingly becomes a larger share of the overall ad spend, advertisers and agencies are seeking greater control of their digital advertising supply chains. To take advantage of this industry shift, we have entered into Supply Path Optimization (“SPO”) agreements directly with buyers. As part of these agreements, we are providing advertisers and agencies with benefits ranging from custom data and workflow integrations, product features, volume-based business terms, and visibility into campaign performance data and methodology. As a result of these direct relationships, our existing advertisers and agencies are incentivized to allocate an increasing percentage of their advertising budgets to our platform.

Our Competitive Strengths
We believe the following attributes and capabilities form our core strengths and provide us with competitive advantages:
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End-to-End, Technology-Driven Solution Focused on Providing Higher Value to Underserved Markets.    Our small- and mid-sized client base is seeking high ROI, low customer acquisition costs, and measurable results that grow their topline. Because we focus exclusively on the first and last miles of media delivery, we engage clients at the front-end of the digital supply chain with the first dollar of spend, in many cases prior to agency involvement, and drive data-driven results across the digital advertising ecosystem to optimize ROI. We offer an end-to-end solution that enables us to set and carry-out the digital campaign strategy of our clients in full, in a more efficient and less expensive manner than some of our competitors. Small- and mid-sized companies are looking for partners that can drive results across the entire digital supply chain. On the Colossus SSP, we offer a wide range of niche and general market publishers an opportunity to maximize advertising revenue driven by technology-enabled targeted advertising to multicultural and other audiences. We believe our technology’s ability to tailor our efforts to our clients-specific needs and inform those efforts with data and algorithmic learnings is a long-term advantage to serving this end of the market.

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Comprehensive Processes Enhance Ad Inventory Quality and Reduce Invalid Traffic (“IVT”).   We operate what we believe to be one of the most comprehensive processes in the digital advertising ecosystem to enhance ad inventory quality. In 2020, Colossus SSP was ranked by MediaMath as 4th among the industry’s approximately 80 supply-side companies in terms of key quality measures such as transparency, fraud detection, and accountability. In the advertising industry, inventory quality is assessed in terms of IVT, which can be impacted by fraud such as “fake eyeballs” generated by automated technologies set up to artificially inflate impression counts. As a result of our platform design and proactive IVT mitigation efforts, in 2020, less than 1% of inventory was determined to be invalid, resulting in minimal financial impact to our customers. We address IVT on a number of fronts, including: sophisticated technology, which detects and avoids invalid traffic on the front end; direct publisher and inventory relationships, for supply path optimization; and ongoing campaign and inventory performance review, to ensure inventory quality and brand protection controls are in place.

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Curated Data-Driven Sell-Side Platform (“SSP”) to Support Buy-Side.   The Colossus SSP enables us to gather data to build and develop unique product offerings for our clients. The ability to curate our supply allows us to serve a broad range of clients with challenging and unique advertising needs and optimize campaign performance in a way that our siloed competitors are unable to do. This model, together with our infrastructure solutions and ability to quickly access excess server capacity, helps us scale up efficiently and allows us to grow our business at a faster pace than a pure buy-side solution would. In addition, our clients can easily buy targeted data from over 150 sources through our platform. We also provide clients access to our proprietary data through our data management platform, which only increases with continued use of our platform. We believe that the integration of data and decisioning within a single platform enables us to better serve our clients.

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High Client Retention Rate and Cross Selling Opportunities.   In June 2021, we had approximately 150 clients on the buy-side through 4,000 different campaigns and 27,800 clients on the sell-side. They understand the independent nature of our platform and relentless focus on driving ROI-based results. Our value proposition is complete alignment across our entire digital supply platform beginning with the first dollar in and last dollar out. We are technology and media agnostic, and our clients trust us to provide the best opportunity for success of their brands and businesses. As a result, our clients have been loyal, with over 90% client retention for the clients that represent approximately 80% of our revenues. In addition, we cultivate client relationships through our pipeline of moderate and self-serve clients that conduct campaigns within our platform that eventually grow into managed service clients, which has resulted in their increased use of our platform over time. As our clients expand their usage of our technology platform, they often transition to our managed services delivery model, which in turn drives increased client loyalty. The managed services delivery model allows us to combine our technology with a highly personalized offering to strategically design and manage advertising campaigns, provide ad hoc support and recommend strategy adjustments as needed.

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Growing and Profitable Business Model.   We have grown our revenue steadily and profitably, which we believe demonstrates the power of our technology platform, the strength of our client relationships and the leverage inherent to our business model. For the year ended December 31, 2020, our sell-side advertising revenue increased to $2.8 million compared to $0.8 million for the year ended December 31, 2019, or an increase of 253%. On September 30, 2020, we acquired Orange142 to further bolster our overall buy-side advertising platform and enhance our offerings across multiple industry verticals such as travel, healthcare, education, financial services, consumer products and others, with particular emphasis on small- and mid-sized businesses transitioning into digital with growing digital media budgets. For the years ended December 31, 2020 and 2019, our net loss was flat at ($0.9) million for both periods. For the year ended December 31, 2020, Adjusted EBITDA increased to $0.6 million compared to Adjusted EBTIDA of $(0.9) million for the year ended December 31, 2019, an increase of $1.5 million, or 171% (see “Non-GAAP Financial Measures” later in this Prospectus Summary for more information about our use of non-GAAP financial measures).

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Solutions for the Destabilization of Advertising.   As a result of the impending phase out of third-party cookies by 2023 by Google, we have begun integrating identity resolution solutions in order to provide our clients with accurate, targeted advertising without cookies. These solutions provide higher CPM (cost per thousand impressions) advertising, thus resulting in higher revenues. Leveraging our third-party technology providers, our technology has a potential reach of over 250 million matched people online and is powered by over 600 million unique online authentication events per month. To cater to the need for precision and scale, we will be investing in artificial intelligence and machine learning technology to build out our own collection of identities, often referred to as an “ID Lake,” from first-party and third-party data sources, that will facilitate matches and relations between the disparate sets of data.

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Experienced Management Team.   Our management team, led by our two founders, has significant experience in the digital advertising industry and with identifying and integrating acquired businesses. Specifically, our two founders, Chairman and Chief Executive Officer Mark Walker and President Keith Smith, have over 45 years of combined experience. The team has led digital marketing efforts for companies both large and small, with unique experience leading small- and mid-sized companies through the challenges of transitioning platforms into the programmatic advertising space. Our Chief Technology Officer, Anu Pillai, is experienced in developing digital platforms on both the buy-side and sell-side, ranging from consumer packaged goods companies focused on e-commerce to publishers seeking to monetize their ad inventory. Our Chief Financial Officer, Susan Echard, a former senior auditor at Ernst & Young LLP, has significant experience working with public companies directly as well a strong background with mergers and acquisitions.

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ESG-Centered Strategy.   We believe our business strategy promotes the ideals of a business focused on environmental, social and governance (“ESG”) issues, with particular focus on social and governance issues. Our unique focus has already resulted in numerous partnerships with both large and small advertisers as the multicultural market continues to grow and expand.

Social, Diversity and Governance
We believe it is essential for our organization, from top to bottom, to understand and relate to the issues our clients face on both the buy-side and sell-side. Our founding owners are of African-American descent and founded our Company on multicultural principles designed to alleviate the challenges that buyers and publishers face accessing an expansive multicultural market. Our management team reflects the tone and tenor of our multicultural audiences and our policies on gender equality and gender pay. More than 70% of our management are women and/or identify as being from a diverse background, including all four of our executive officers.
Environmental
Our platform requires significant amounts of information to be stored across multiple servers and we anticipate those amounts to increase significantly as we grow. We are committed to ensuring that we incorporate environmental excellence in our business mindset. Energy use, recycling practices and resource conservation are a few of the factors we take into consideration in building our technological infrastructure, selecting IT partners, and utilizing key suppliers. In the first quarter of 2022, we will transition our server platform to HPE Greenlake, which is centered on environmentally-friendly operations and marketed as “Greenlake-as-a-service,” through which we promote its energy conservation principles. We opted for HPE GreenLake’s as-a-service model because it represents a shift towards supplier responsibility for the elimination of wasted infrastructure and processing capacity. Our needs are metered and monitored, providing insights that can lead to significant resource and energy efficiencies by avoiding overprovisioning and optimizing the IT refresh cycle. This enables us to bring existing equipment to the highest levels of utilization and to eliminate idling equipment that drains energy and resources, yielding both environmental and financial savings.
Our Growth Strategy
We have a multi-pronged growth strategy designed to continue to build upon the momentum we have generated so far in order to create opportunities. Our key growth strategies include our plans to:
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Continue to expand our highly productive “on the ground” buy-side and sell-side sales teams throughout the United States, with a particular focus on markets where we believe our client base is underserved.

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Utilize management’s experience to identify and close additional acquisition opportunities to accelerate expansion into new industry verticals, grow market share and enhance platform innovation capabilities.

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Leveraging our end-to-end product offering as a differentiating factor to win new business and cross-sell to existing clients.

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Aggressively grow the Colossus SSP advertising inventory, including both multicultural and general inventory. We aim to increase our omni-channel capabilities to focus on highest growth content formats such as OTT/ CTV, audio (such as podcasts, etc.), in-app and others.

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Continued innovation and development of our data management platform and proprietary ID Lake and collection of first-party data to inform decision-making and optimize client campaigns.

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Invest in further optimization of our infrastructure and technology solutions to maximize revenue and operating efficiencies.

Summary Risk Factors
An investment in our Class A common stock involves a high degree of risk. You should carefully consider the risks summarized below. These risks are discussed more fully in the “Risk Factors” section following this Prospectus Summary. These risks include, but are not limited to, the following:
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our revenue and operating results are highly dependent on the overall demand for advertising that could be influenced by economic downturns;

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the market for programmatic advertising campaigns is relatively new and evolving, so if this market develops slower or differently than we expect, our business, growth prospects and results of operations would be adversely affected;

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the effects of health epidemics, such as the ongoing global COVID-19 pandemic, have had, and could in the future have, an adverse impact on our business, financial condition and results of operations;

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operational and performance issues with our platform, whether real or perceived, including a failure to respond to technological changes or to upgrade our technology systems, may adversely affect our business, operating results and financial condition;

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a significant inadvertent disclosure or breach of confidential and/or personal information we hold, or of the security of our or our customers’, suppliers’ or other partners’ computer systems could be detrimental to our business, reputation and results of operations;

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if the non-proprietary technology, software, products and services that we use are unavailable, have future terms we cannot agree to, or do not perform as we expect, our business, operating results and financial condition could be harmed;

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unfavorable publicity and negative public perception about our industry, particularly concerns regarding data privacy and security relating to our industry’s technology and practices, and perceived failure to comply with laws and industry self-regulation, could adversely affect our business and operating results;

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if the use of third-party “cookies,” mobile device IDs or other tracking technologies is restricted without similar or better alternatives, our platform’s effectiveness could be diminished and our business, results of operations, and financial condition could be adversely affected;

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the market in which we participate is intensely competitive, and we may not be able to compete successfully with our current or future competitors;

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high customer concentration exposes us to all of the risks faced by our major customers and may subject us to significant fluctuations or declines in revenues;

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we have a limited operating history and, as a result, our past results may not be indicative of future operating performance;

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our business is subject to numerous legal and regulatory requirements and any violation of these requirements or any misconduct by our employees, subcontractors, agents or business partners could harm our business and reputation;

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we will be a holding company following the completion of this offering. Our principal asset after the completion of this offering will be our interest in DDH LLC, and, accordingly, we will depend on distributions from DDH LLC to pay our taxes, expenses (including payments under the Tax Receivable Agreement) and dividends. DDH LLC’s ability to make such distributions may be subject to various limitations and restrictions;

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DDH LLC may make distributions of cash to us substantially in excess of the amounts we use to make distributions to our stockholders and pay our expenses (including our taxes and payments under the Tax Receivable Agreement). To the extent we do not distribute such excess cash as dividends on our Class A common stock, the Continuing LLC Owners would benefit from any value attributable to such cash as a result of their ownership of Class A common stock upon an exchange or redemption of their LLC Units; and

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the requirements of being a public company may strain our resources, divert our management’s attention and affect our ability to attract and retain qualified board members.

Implications of Being an Emerging Growth Company
As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”), under the rules and regulations of the Securities and Exchange Commission (the “SEC”). An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include:
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a requirement to have only two years of audited financial statements and only two years of related management’s discussion and analysis of financial condition and results of operations disclosure;

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reduced disclosure obligations regarding executive compensation under Item 402 of Regulation S-K;

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no requirement for non-binding advisory votes on executive compensation or golden parachute arrangements; and

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an exemption from the auditor attestation requirement in the assessment of internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002.

We may take advantage of these provisions until the end of the fiscal year in which the fifth anniversary of this offering occurs, or such earlier time that we no longer qualify as an emerging growth company. In future years, we will cease to be an emerging growth company if we have $1.07 billion in annual revenue or more, become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or issue more than $1.0 billion of non-convertible debt securities over a three-year period. We may choose to take advantage of some but not all of these reduced requirements. Even after we no longer qualify as an emerging growth company, we may still qualify as a “smaller reporting company,” which would allow us to take advantage of many of the same exemptions from disclosure requirements discussed above.
We have elected to take advantage of some of the reduced disclosure obligations regarding financial statements and executive compensation in this prospectus and may elect to take advantage of other reduced requirements in future filings. As a result, the information we provide to our stockholders may be different from what you might receive from other public reporting companies in which you hold equity interests.
The JOBS Act permits an emerging growth company, like us, to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are choosing to take advantage of this provision and, as a result, we will not be required to comply with new or revised accounting standards until those standards would otherwise apply to private companies.
Summary of the Organizational Transactions
Direct Digital Holdings was incorporated as a Delaware corporation on August 23, 2021 and is the issuer of the Class A common stock being offered in this offering. This offering is being conducted through what is commonly referred to as an “Up-C” structure, which is often used by partnerships and limited liability companies when they decide to undertake an initial public offering. To implement the Up-C structure, we will effect certain organizational changes (the “Organizational Transactions”). Unless otherwise stated or the context otherwise requires, all information in this prospectus reflects the completion of these Organizational Transactions.
The key terms of the Up-C structure are:
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the Up-C structure will allow the Continuing LLC Owners to retain their equity ownership in DDH LLC and to continue to realize tax benefits associated with owning interests in an entity that is treated as a partnership, or “passthrough” entity, for U.S. federal income tax purposes following the completion of the offering;

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investors in this offering will, by contrast, hold their equity ownership in Direct Digital Holdings, a Delaware corporation that is a domestic corporation for U.S. federal income tax purposes, in the form of shares of Class A common stock;

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USDM will have a number of its LLC Units purchased by DDH LLC with a portion of the proceeds from this offering, as discussed in the section titled “Use of Proceeds;” and

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the Continuing LLC Owners will hold LLC Units and will also hold noneconomic voting equity interests in the form of Class B common stock in Direct Digital Holdings. One of the tax benefits to the Continuing LLC Owners associated with this structure is that future taxable income of DDH LLC that is allocated to the Continuing LLC Owners will be taxed on a pass-through basis and therefore will not be subject to corporate taxes at the entity level. Additionally, the Continuing LLC Owners may, from time to time, redeem or exchange their LLC Units for shares of our Class A common stock on a one-for-one basis or, at our option, for cash. The Up-C structure also provides the Continuing LLC Owners with potential liquidity that holders of non-publicly traded limited liability companies are not typically afforded. If we ever generate sufficient taxable income to utilize the tax benefits, Digital Direct Holdings expects to benefit from the Up-C structure because, in general, we expect cash tax savings in amounts equal to 15% of certain tax benefits arising from such redemptions or exchanges of the Continuing Owners’ LLC Units for Class A common stock or cash and certain other tax benefits covered by the Tax Receivable Agreement discussed in the section titled “Certain Relationships and Related Person Transactions — Tax Receivable Agreement.” See the section titled “Risk Factors — Risks Related to Our Organizational Structure.”

In connection with the closing of this offering, we will consummate the following transactions:
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we will amend and restate the limited liability company agreement of DDH LLC, or the DDH LLC Agreement, to, among other things, appoint Direct Digital Holdings as the sole managing member of DDH LLC and effectuate a recapitalization of all outstanding preferred and common units of

DDH LLC into a single class of economic nonvoting common units of DDH LLC. We will otherwise operate as a holding company. Direct Digital Holdings will include DDH LLC in its consolidated financial statements;
•
we will amend and restate Direct Digital Holdings’ certificate of incorporation to, among other things, provide for Class A common stock, each share of which entitles its holders to one vote per share, and Class B common stock, each share of which entitles its holders to one vote per share on all matters presented to Direct Digital Holdings’ stockholders;

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we will cause DDH LLC to purchase a number of the LLC Units held by the USDM for an aggregate purchase price of $      ;

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the Continuing LLC Owners will continue to own the LLC Units they receive in exchange for their outstanding units in DDH LLC, representing approximately    % of the economic interest in the business of DDH LLC and its subsidiaries (or approximately    %, if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and we will issue shares of Class B common stock to the Continuing LLC Owners, on a one-to-one basis with the number of LLC Units each Continuing LLC Owner owns upon the consummation of the Organizational Transactions, for nominal consideration;

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the LLC Units, following the completion of this offering, will be redeemable, at the Continuing LLC Owners’ election from time to time, for newly issued shares of Class A common stock on a one-for-one basis (subject to customary adjustments, including for stock splits, stock dividends and reclassifications) in accordance with the terms of the DDH LLC Agreement; provided that, at Direct Digital Holdings’ election, Direct Digital Holdings may effect a direct exchange of such Class A common stock or make a cash payment equal to a volume weighted average market price of one share of Class A common stock for each LLC Unit redeemed in accordance with the terms of the DDH LLC Agreement. Shares of Class B common stock will be cancelled on a one-for-one basis if we, at the election of the Continuing LLC Owners that hold Class B common stock, redeem or exchange such holders’ LLC Units pursuant to the terms of the DDH LLC Agreement;

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Direct Digital Holdings will enter into (i) the Tax Receivable Agreement with the Continuing LLC Owners and DDH LLC, and (ii) a registration rights agreement (the “Registration Rights Agreement”), with the Continuing LLC Owners;

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Direct Digital Holdings will issue        shares of Class A common stock to the purchasers in this offering (or        shares of our Class A common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

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Direct Digital Holdings will use all of the net proceeds from this offering (including any net proceeds received upon exercise of the underwriters’ option to purchase additional shares of Class A common stock) to acquire newly issued LLC Units from DDH LLC at a purchase price per unit equal to the initial public offering price per share of Class A common stock, less underwriting discounts and commissions, collectively representing    % of DDH LLC’s outstanding LLC Units (or    %, if the underwriters exercise in full their option to purchase additional shares of Class A common stock); and

•
DDH LLC will use the proceeds from the sale of LLC Units to Direct Digital Holdings as described in the section titled “Use of Proceeds,” including to purchase certain LLC Units held by USDM for an aggregate purchase price of $      .

Upon the completion of this offering, the purchasers in this offering (i) will own        shares of Class A common stock, representing approximately    % of the combined voting power of all of Direct Digital Holdings’ common stock (or        shares of Class A common stock representing approximately     %, if the underwriters exercise in full their option to purchase additional shares of Class A common stock), (ii) will own    % of the economic interest in Direct Digital Holdings (or    %, if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and (iii) through Direct Digital Holdings’ ownership of LLC Units, indirectly will hold (applying the percentages in the preceding clause (ii) to Direct Digital Holdings’ percentage economic interest in DDH LLC) approximately    % of the economic interest in DDH LLC (or    % if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

We refer to the foregoing Organizational Transactions collectively as the “Organizational Transactions.” For more information regarding our structure after the completion of the Organizational Transactions, including this offering, see the section titled “Organizational Transactions.” Immediately following the completion of this offering, Direct Digital Holdings will be a holding company and its principal asset will be the LLC Units we purchase from DDH LLC. As the sole managing member of DDH LLC, Direct Digital Holdings will operate and control all of the business and affairs of DDH LLC and, through DDH LLC and its subsidiaries, conduct our business. Accordingly, Direct Digital Holdings will have the sole voting interest in, and control the management of, DDH LLC. As a result, we will consolidate DDH LLC in our consolidated financial statements and will report a non-controlling interest related to the LLC Units held by the Continuing LLC Owners on our consolidated financial statements.
See the section titled “Description of Capital Stock” for more information about our amended and restated certificate of incorporation and the terms of the Class A common stock and the Class B common stock. See the section titled “Certain Relationships and Related Person Transactions” for more information about (i) the DDH LLC Agreement, including the terms of the LLC Units and the redemption right of the Continuing LLC Owners; (ii) the Tax Receivable Agreement; and (iii) the Registration Rights Agreement. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Tax Receivable Agreement” for more information about expected payments under the Tax Receivable Agreement.
The diagram below depicts our organizational structure after giving effect to the Organizational Transactions, including this offering, assuming no exercise by the underwriters of their option to purchase additional shares of Class A common stock.

Public Investors
Continuing LLC Owners
Class A Common Stock
% Voting Interest
100% Economic Interest
Class B Common Stock
(held by Continuing LLC Owners)
% Voting Interest
No Economic Interest
Direct Digital Holdings, Inc. (Delaware) (the "Issuer")
LLC Units
Sole Manager
% Voting Interest
% Economic Interest
LLC Units
% Economic Interest
Direct Digital Holdings, LLC (Texas)
Wholly Owned Subsidiaries
Orange142, LLC
Huddled Masses, LLC
Colossus Media, LLC
Buy-Side Advertising
Sell-Side Advertising

Our Capital Structure
Upon the completion of this offering, we will have two classes of common stock. Our Class A common stock, which is the stock we are offering by means of this prospectus, will have one vote per share and our Class B common stock will have one vote per share.

Upon the completion of this offering, all shares of Class B common stock will be held by the Continuing LLC Owners. Accordingly, upon completion of this offering, assuming an offering size as set forth above and an initial public offering price of $      per share (the midpoint of the price range set forth on the cover page of this prospectus), the shares beneficially owned by the Continuing LLC Owners will represent    % of the total voting power of our outstanding capital stock. The Continuing LLC Owners will be able to determine or significantly influence any action requiring the approval of our stockholders, including the election of our board of directors, the adoption of amendments to our certificate of incorporation and bylaws, and the approval of any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction.
The multi-class structure of our common stock is intended to ensure that, for the foreseeable future, the Continuing LLC Owners continue to control or significantly influence our governance which we believe will permit us to continue to prioritize our long-term goals rather than short-term results, to enhance the likelihood of stability in the composition of our board of directors and its policies, and to discourage certain types of transactions that may involve an actual or threatened acquisition of us.
Company and Other Information
Our principal executive office is located at 1233 West Loop South, Suite 1170, Houston, Texas 77027. Our telephone number is (832) 402-1051. Our main internet address is www.directdigitalholdings.com. We do not incorporate the information on or accessible through our website into this prospectus, and you should not consider any information on, or that can be accessed through, our website as a part of this prospectus.

THE OFFERING
Issuer
Direct Digital Holdings, Inc., a Delaware corporation
Class A Common stock offered by us
       shares
Underwriters’ option to purchase additional shares of Class A common stock from us shares
Total Class A common stock to be outstanding immediately after this offering
      shares (      shares if the option to purchase additional shares from us is exercised in full)(1)
Total Class B common stock to be outstanding immediately after this offering(1)
      shares, all of which will be owned by the Continuing LLC Owners.
Use of proceeds
We estimate that our net proceeds from this will be approximately $       million (or $      million if the underwriters exercise the over-allotment option in full), based on an assumed initial public offering price of $       per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
We intend to use the net proceeds from this offering to purchase       newly issued LLC Units (or       LLC Units if the underwriters exercise the over-allotment option in full) directly from DDH LLC at a purchase price per unit equal to the initial public offering price per share of Class A common stock, less underwriting discounts and commissions. We intend to cause DDH to use such proceeds to purchase certain LLC Units of USDM and for working capital and general corporate purposes, including potential future acquisition of, or investment in, technologies or businesses that complement our business. See “Use of Proceeds” for additional information.
Voting Rights
Holders of our Class A common stock and Class B common stock will vote together as a single class on all matters presented to stockholders for their vote or approval, except as otherwise required by law. Each share of Class A common stock and each share of Class B common stock will entitle its holder to one vote per share on all such matters. See the section titled “Description of Capital Stock” for additional information.
Voting power held by purchasers in this offering
    % (or     % if the option to purchase additional shares of Class A common stock from us is exercised in full)
Voting power held by all holders of Class A common stock after giving effect to this offering
    % (or     % if the option to purchase additional shares of Class A common stock from us is exercised in full)
Voting power held by all holders of Class B common stock after giving effect to this offering
    % (or     % if the option to purchase additional shares of Class A common stock from us is exercised in full)

Class B common stock exchange rights
The Continuing LLC Owners of DDH LLC, from time to time following the completion of this offering, may exchange their LLC Units for shares of Class A common stock on a one-to-one basis, and a corresponding number of such shares of Class B common stock will be cancelled; provided that, at Direct Digital Holdings’ election, Direct Digital Holdings may effect a direct exchange of such Class A common stock or make a cash payment equal to a volume weighted average market price of one share of Class A common stock for each LLC Unit redeemed. See “Organizational Transactions” for more information.
Lock-up
We, all of our directors, officers and the Continuous LLC Owners have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of our Class A common stock or securities convertible into or exercisable or exchangeable for our Class A common stock for a period of 180 days after the date of the final closing of this offering. See “Shares Eligible for Future Sale” and “Underwriting” for more information.
Risk factors
See “Risk Factors” to read about factors you should consider before buying shares of our Class A common stock.
Proposed trading symbol
“DRCT”

(1)
The number of shares of our Class A common stock to be outstanding immediately after this offering is based on the units of DDH LLC outstanding as of                  , 2021, and excludes the following:

•
       shares of Class A common stock reserved as of the closing date of this offering for future issuance upon redemption or exchange of LLC Units by the Continuing LLC Owners;

•
       shares of Class A common stock reserved for issuance under our 2021 Omnibus Incentive Plan; and

•
       shares of Class A common stock issuable upon the exercise of options (of which                 have vested) at a weighted average exercise price of $      as of                 , 2021.

Summary Consolidated Historical and Unaudited Pro Forma Consolidated Financial Information
The following tables present the summary consolidated historical and unaudited pro forma consolidated financial information for DDH LLC and its subsidiaries and Orange142, in each case, for the periods and at the dates indicated. DDH LLC is the predecessor of the issuer, Direct Digital Holdings, for financial reporting purposes. The summary consolidated statements of operations and information for the years ended December 31, 2020 and 2019 and the summary consolidated balance sheet information as of December 31, 2020 and 2019 have been derived from the audited consolidated financial statements and notes of each of DDH LLC and its subsidiaries and Orange142 included elsewhere in this prospectus. You should read this information together with our audited consolidated financial statements and related notes and unaudited condensed consolidated financial statements and related notes appearing elsewhere in this prospectus and the information in the sections titled “Capitalization,” “Unaudited Pro Forma Consolidated Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our historical results are not necessarily indicative of our future results and results of interim periods are not necessarily indicative of results for the entire year.
The summary unaudited pro forma and unaudited pro forma as adjusted consolidated financial information of DDH LLC presented below has been derived from our unaudited pro forma consolidated financial statements included elsewhere in this prospectus. The summary unaudited pro forma balance sheet information as of December 31, 2020 gives effect to the Organizational Transactions as described in the section titled “Organizational Transactions” as if all such transactions had occurred on that date. The summary unaudited pro forma and unaudited pro forma as adjusted consolidated statement of operations for the year ended December 31, 2020 gives effect to (i) DDH’s acquisition of Orange142 as if this transaction had occurred on January 1, 2020, and (ii) the Organizational Transactions, as if all such transactions had occurred on January 1, 2020, respectively. The unaudited pro forma and unaudited pro forma as adjusted consolidated financial information includes various estimates which are subject to material change and may not be indicative of what our operations or financial position would have been had this offering and related transactions taken place on the dates indicated, or that may be expected to occur in the future. See the section titled “Unaudited Pro Forma Consolidated Financial Information” for a complete description of the adjustments and assumptions underlying the summary unaudited pro forma consolidated financial information.
The summary consolidated historical information of Direct Digital Holdings has not been presented as Direct Digital Holdings is a newly incorporated entity, has had no business transactions or activities to date and had no assets or liabilities during the periods presented in this section.

	Year Ended December 31, 2020
	As Reported	Pro forma for the acquisition of Orange142, LLC (unaudited)	Pro forma, as adjusted for the Organizational Transactions (unaudited)
Revenues
Buy-side advertising	$9,656,165	$27,594,246	$
Sell-side advertising	2,821,354	2,821,354
Total revenues	12,477,519	30,415,600
Cost of revenues
Buy-side advertising	4,864,234	10,131,697
Sell-side advertising	2,440,975	2,440,975
Total cost of revenues	7,305,209	12,572,672
Gross profit	5,172,310	17,842,928
Operating expenses
Compensation, taxes and benefits	3,334,060	7,095,086
General and administrative	1,848,407	4,791,311
Acquisition transaction costs	834,407	—
Total operating expenses	6,016,874	11,886,397
(Loss) income from operations	(844,564)	5,956,531
Other (expense) income
Other income	134,776	146,676
Forgiveness of Paycheck Protection Program loan	277,100	277,100
Gain from revaluation and settlement of seller notes and earnout liability	401,677	401,677
Interest expense	(865,055)	(2,937,006)
Total other (expense) income	(51,502)	(2,111,553)
Tax expense	(12,124)	(61,095)
Net (loss) income	$(908,190)	$3,783,883	$
Net (loss) income per common unit/share
Basic and diluted	$(30.32)	$110.70	$
Weighted-average units used to compute net (loss) income per common unit/share
Basic and diluted units	29,954	34,182

	As of December 31, 2020
	Actual	Pro forma for the Organizational Transactions (unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$1,611,998	$
Accounts receivable	4,679,376
Prepaid expenses and other current assets	223,344
Total current assets	6,514,718
Goodwill	6,519,636
Intangible assets, net	17,545,396
Deferred financing costs, net	90,607
Other long-term assets	25,118
Total assets	$30,695,475	$
LIABILITIES AND MEMBERS’/STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$3,263,326	$
Accrued liabilities	1,392,520
Notes payable, current portion	1,206,750
Deferred revenues	308,682
Related party payables	70,801
Seller notes payable	315,509
Seller earnout payable	74,909
Total current liabilities	6,632,497
Notes payable, net of short-term portion and $501,796 deferred financing cost	11,213,697
Mandatorily redeemable non-participating preferred units	9,913,940
Line of credit	407,051
Paycheck Protection Program loan	10,000
Economic Injury Disaster Loan	150,000
Total liabilities	28,327,185
MEMBERS’/STOCKHOLDERS’ EQUITY
Units, 1,000,000 units authorized as of December 31, 2020; 34,182 and 28,545 units issued and outstanding as of December 31, 2020, respectively	4,294,241
Class A common stock, par value per share
Class B common stock, par value per share	—
Additional paid-in-capital	—
Accumulated deficit	(1,925,951)
Total members’/stockholders’ equity	2,368,290
Total liabilities and members’/stockholders’ equity	$30,695,475	$

Non-GAAP Financial Measures
In addition to our results determined in accordance with U.S. generally accepted accounting principles (“GAAP”), including, in particular operating income, net cash provided by operating activities, and net income, we believe that earnings before interest, taxes, depreciation and amortization (“EBITDA”), as adjusted for acquisition transaction costs, forgiveness of Paycheck Protection Program loans and gain from revaluation and settlement of seller notes and earnout liability (“Adjusted EBITDA”), a non-GAAP measure, is useful in evaluating our operating performance. The most directly comparable GAAP measure to Adjusted EBITDA is net income.
The following table presents a reconciliation of Adjusted EBITDA to net income for each of the periods presented:
	Year Ended December 31,
	2020	2019
Net loss	$(908,190)	$(883,768)
Add back (deduct):
Amortization of intangible assets	488,454	—
Acquisition transaction costs	834,407	—
Interest expense	865,055	57,105
Tax expense	12,124	39,137
Forgiveness of Paycheck Protection Program loan	(277,100)	—
Gain from revaluation and settlement of seller notes and earnout liability	(401,677)	(79,091)
Adjusted EBITDA	$613,073	$(866,617)
In addition to operating income and net income, we use Adjusted EBITDA as a measure of operational efficiency. We believe that this non-GAAP financial measure is useful to investors for period-to-period comparisons of our business and in understanding and evaluating our operating results for the following reasons:
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Adjusted EBITDA is widely used by investors and securities analysts to measure a company’s operating performance without regard to items such as depreciation and amortization, interest expense, provision for income taxes, and certain one-time items such as acquisition transaction costs and gains from settlements or loan forgiveness that can vary substantially from company to company depending upon their financing, capital structures and the method by which assets were acquired;

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Our management uses Adjusted EBITDA in conjunction with GAAP financial measures for planning purposes, including the preparation of our annual operating budget, as a measure of operating performance and the effectiveness of our business strategies and in communications with our board of directors concerning our financial performance; and

•
Adjusted EBITDA provides consistency and comparability with our past financial performance, facilitates period-to-period comparisons of operations, and also facilitates comparisons with other peer companies, many of which use similar non-GAAP financial measures to supplement their GAAP results.

Our use of this non-GAAP financial measure has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under GAAP.

RISK FACTORS
Investing in our Class A common stock involves a high degree of risk. You should carefully consider the following risk factors, together with the other information contained in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes, before purchasing our Class A common stock. Our business, results of operations, financial condition or prospects could also be harmed by risks and uncertainties that are not presently known to us or that we currently believe are not material. We have listed below (not necessarily in order of importance or probability of occurrence) what we believe to be the most significant risk factors applicable to us, but they do not constitute all of the risks that may be applicable to us. If any of the risks actually occur, our business, results of operations, financial condition and prospects could be materially and adversely affected. In that event, the market price of our Class A common stock could decline, and you could lose all or part of your investment. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section titled “Cautionary Note Regarding Forward-Looking Statements.”
Risks Related to our Business
We rely on highly skilled personnel and if we are unable to attract, retain or motivate substantial numbers of qualified personnel or expand and train our sales force, we may not be able to grow effectively.
We rely on highly skilled personnel and if we are unable to attract, retain or motivate substantial numbers of qualified personnel or expand and train our sales force, we may not be able to grow effectively. Our success largely depends on the talents and efforts of key technical, sales and marketing employees and our future success depends on our continuing ability to identify, hire, develop, motivate and retain highly skilled personnel for all areas of our organization. Competition in our industry is intense and often leads to increased compensation and other personnel costs. In addition, competition for employees with experience in our industry can be intense where our development operations are concentrated and where other technology companies compete for management and engineering talent. Our continued ability to compete and grow effectively depends on our ability to attract substantial numbers of qualified new employees and to retain and motivate our existing employees.
The digital advertising industry is intensely competitive, and if we do not effectively compete against current and future competitors, our business, results of operations, and financial condition could be harmed.
We operate in a highly competitive and rapidly changing industry that is subject to changing technology and customer demands and that includes many companies providing competing solutions. With the introduction of new technologies and the influx of new entrants into the market, we expect competition to persist and intensify in the future, which could harm our ability to increase revenue and maintain profitability. New technologies and methods of buying advertising present a dynamic competitive challenge, as market participants offer multiple new products and services aimed at capturing advertising spend.
We compete with smaller, privately-held companies and with public companies such as The Trade Desk, Pubmatic, Magnite, and Acuity Ads. Our current and potential competitors may have significantly more financial, technical, marketing and other resources than we have, allowing them to devote greater resources to the development, promotion, sale and support of their products and services. They may also have more extensive customer bases and broader supplier relationships than we have. As a result, these competitors may be better able to respond quickly to new technologies, develop deeper marketer relationships or offer services at lower prices. Increased competition may result in reduced pricing for our platform, increased sales and marketing expense, longer sales cycles or a decrease of our market share, any of which could negatively affect our revenue and future operating results and our ability to grow our business. These companies may also have greater brand recognition than we have, actively seek to serve our market, and have the power to significantly change the nature of the marketplace to their advantage. Some of our larger competitors have substantially broader product offerings and may leverage their relationships based on other products or incorporate functionality into existing products to gain business in a manner that may discourage customers from using our platform, including through selling at zero or negative margins or product bundling with other services they provide at reduced prices. Customers may prefer to purchase advertising on their own or through another platform without leveraging our buy-side business. Potential customers may also prefer to leverage larger sell-side platforms rather than a new platform regardless of product performance or features. These larger competitors often have broader product lines and market focus and may therefore not be as susceptible to downturns in a particular market. We may also experience negative market perception as a result of being a smaller company than our larger competitors.
We may also face competition from companies that we do not yet know about or do not yet exist. If existing or new companies develop, market or resell competitive high-value marketing products or services, acquire one of our existing competitors or form a strategic alliance with one of our competitors, our ability to compete effectively could be significantly compromised and our results of operations could be harmed.
We may not be able to secure additional financing on favorable terms, or at all, to meet our future capital needs, which may in turn impair our growth.
We intend to continue to grow our business, which may require additional capital to develop new features or enhance our platform, improve our operating infrastructure, finance working capital requirements or acquire complementary businesses and technologies. Accordingly, we may need to engage in additional equity or debt financings to secure additional capital. If we raise additional funds through future issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our Class A common stock. Any debt financing that we secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities. If we are unable to secure additional funding on favorable terms, or at all, when we require it, our ability to continue to grow our business to react to market conditions could be impaired and our business may be harmed.
The effects of health pandemics, such as the ongoing global COVID-19 pandemic, have had, and could in the future have, an adverse impact on our business, financial condition and results of operations.
Our business and operations have been and could in the future be adversely affected by health pandemics, such as the global COVID-19 pandemic. The COVID-19 pandemic and efforts to control its spread have curtailed the movement of people, goods and services worldwide, including in the regions in which we and our clients and partners operate, and are significantly impacting economic activity and financial markets. Many marketers have decreased or paused their advertising spending as a response to the economic uncertainty, decline in business activity and other COVID-related impacts, which have negatively impacted some parts of our business, and may continue to negatively impact, our revenue and results of operations, the extent and duration of which we may not be able to accurately predict. In addition, our clients’ and advertisers’ businesses or cash flows have been and may continue to be negatively impacted by the COVID-19 pandemic, which has and may continue to lead them to seek adjustments to payment terms or delay making payments or default on their payables, any of which may impact the timely receipt and/or collectability of our receivables. Typically, we are contractually required to pay for advertising inventory and data suppliers within a negotiated period of time, regardless of whether our clients pay us on time, or at all, and we may not be able to renegotiate better terms. As a result, our business, results of operations, and financial condition may be adversely impacted.
Our operations are subject to a range of external factors related to the COVID-19 pandemic that are not within our control. We have taken precautionary measures intended to minimize the risk of the spread of the virus to our employees, partners and clients, and the communities in which we operate. A wide range of governmental restrictions were previously, and may again be, imposed on our employees, clients and partners’ physical movement to limit the spread of COVID-19. There can be no assurance that precautionary measures, whether adopted by us or imposed by others, will be effective, and such measures could negatively affect our sales, marketing and client service efforts, delay and lengthen our sales cycles, decrease our employees’, clients’ or partners’ productivity, or create operational or other challenges, any of which could harm our business, results of operations and financial condition.
Our customers or potential customers, particularly in industries most impacted by the COVID-19 pandemic, including the retail, restaurant, hotel, hospitality, consumer discretionary, airline, and oil and gas industries and companies whose customers operate in impacted industries, may reduce their technology or sales and marketing spending or delay their sales transformation initiatives, which could materially and adversely impact our business.
The economic uncertainty caused by the COVID-19 pandemic has made and may continue to make it difficult for us to forecast revenue and operating results and to make decisions regarding operational cost structures and investments. We have committed, and we plan to continue to commit, resources to grow our business, including to expand our international presence, employee base and technology development, and such investments may not yield anticipated returns, particularly if worldwide business activity continues to be impacted by the COVID-19 pandemic. The duration and extent of the impact from the COVID-19 pandemic depend on future developments that cannot be accurately predicted at this time, and if we are not able to respond to and manage the impact of such events effectively, our business may be harmed.
High customer concentration exposes us to various risks faced by our major customers and may subject us to significant fluctuations or declines in revenues.
A limited number of our major customers have contributed a significant portion to our revenues in the past. Our revenue from the top two largest customers accounted for approximately 25% and 41% of our total revenues in the fiscal years ended December 31, 2020 and 2019, respectively. Our revenue from our top ten largest customers accounted for approximately 59% and 75% of our total revenues in the fiscal years ended December 31, 2020 and 2019, respectively. Although we continually seek to diversify our customer base, we cannot assure you that the proportion of the revenue contribution from these customers to our total revenues will decrease in the near future. Dependence on a limited number of major customers will expose us to the risks of substantial losses and may increase our accounts receivable and extend its turn-over days if any of them reduces or even ceases business with us. Specifically, any one of the following events, among others, may cause material fluctuations or declines in our revenues and have a material and adverse effect on our business, financial condition, results of operations and prospects:
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an overall decline in the business of one or more of our significant customers;

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the decision by one or more of our significant customers to switch to our competitors;

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the reduction in the prices for our services agreed by one or more of our significant customers; or

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the failure or inability of any of our significant customers to make timely payment for our services.

Operational and performance issues with our platform, whether real or perceived, including a failure to respond to technological changes or to upgrade our technology systems, may adversely affect our business, operating results and financial condition.
We depend upon the sustained and uninterrupted performance of our platform to manage our advertising inventory supply; acquire advertising inventory for each campaign; collect, process and interpret data; and optimize campaign performance in real time and provide billing information to our financial systems. If our platform cannot scale to meet demand, if there are errors in our execution of any of these functions on our platform, or if we experience outages, then our business may be harmed.
Our platform is complex and multifaceted. Operational and performance issues could arise from the platform itself or from outside factors, such as cyberattacks or other third-party attacks. Errors, failures, vulnerabilities or bugs have been found in the past, and may be found in the future. Our platform also relies on third-party technology and systems to perform properly. It is often used in connection with computing environments utilizing different operating systems, system management software, equipment and networking configurations, which may cause errors in, or failures of, our platform or such other computing environments. Operational and performance issues with our platform could include the failure of our user interface, outages, errors during upgrades or patches, discrepancies in costs billed versus costs paid, unanticipated volume overwhelming our databases, server failure or catastrophic events affecting one or more server facilities. While we have built redundancies in our systems, full redundancies do not exist. Some failures will shut our platform down completely, others only partially. We provide service-level agreements to some of our customers, and if our platform is not available for specified amounts of time or if there are failures in the interaction between our platform, partner platform and third-party technologies, we may be required to provide credits or other financial compensation to our customers.
As we grow our business, we expect to continue to invest in technology services and equipment. Without these improvements, our operations might suffer from unanticipated system disruptions, slow transaction processing, unreliable service levels, impaired quality or delays in reporting accurate information regarding transactions in our platform, any of which could negatively affect our reputation and ability to attract and retain customers. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance our business will grow. If we fail to respond to technological change or to adequately maintain, expand, upgrade and develop our systems and infrastructure in a timely fashion, our growth prospects and results of operations could be adversely affected.
Operational and performance issues with our platform could also result in negative publicity, damage to our brand and reputation, loss of or delay in market acceptance of our platform, increased costs or loss of revenue, loss of the ability to access our platform, loss of competitive position or claims by customers for losses sustained by them. Alleviating problems resulting from such issues could require significant expenditures of capital and other resources and could cause interruptions, delays or the cessation of our business, any of which may adversely affect our operating results and financial condition.
A significant inadvertent disclosure or breach of confidential and/or personal information we hold, or of the security of our or our customers’, suppliers’ or other partners’ computer systems, could be detrimental to our business, reputation and results of operations.
Portions of our business require the storage, transmission and utilization of data, including access to personal information, much of which must be maintained on a confidential basis. These activities may in the future make us a target of cyber-attacks by third parties seeking unauthorized access to the data we maintain and to which we provide access, including our customer data, or to disrupt our ability to provide service through the Colossus SSP. Based on the types and volume of personal data on our systems, we believe that we are a particularly attractive target for such breaches and attacks.
In recent years, the frequency, severity and sophistication of cyber-attacks, computer malware, viruses, social engineering, and other intentional misconduct by computer hackers has significantly increased, and government agencies and security experts have warned about the growing risks of hackers, cyber criminals and other potential attackers targeting information technology systems. Such third parties could attempt to gain entry to our systems for the purpose of stealing data or disrupting the systems. In addition, our security measures may also be breached due to employee error, malfeasance, system errors or vulnerabilities, including vulnerabilities of our vendors, suppliers, their products or otherwise. Third parties may also attempt to fraudulently induce employees or customers into disclosing sensitive information such as user names, passwords or other information to gain access to our customers’ data or our data, including intellectual property and other confidential business information.
We currently serve the majority of Colossus SSP functions from third-party data center hosting facilities. While we and our third-party cloud providers have implemented security measures designed to protect against security breaches, these measures could fail or may be insufficient, particularly as techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until launched against a target, resulting in the unauthorized disclosure, modification, misuse, destruction or loss of our or our customers’ data or other sensitive information. Any failure to prevent or mitigate security breaches and improper access to or disclosure of the data we maintain, including personal information, could result in litigation, indemnity obligations, regulatory enforcement actions, investigations, fines, penalties, mitigation and remediation costs, disputes, reputational harm, diversion of management’s attention, and other liabilities and damage to our business.
We believe we have taken appropriate measures to protect our systems from intrusion, but we cannot be certain that advances in criminal capabilities, discovery of new vulnerabilities in our systems and attempts to exploit those vulnerabilities, physical system or facility break-ins and data thefts or other developments will not compromise or breach the technology protecting our systems and the information we possess.

We may incur significant costs in protecting against or remediating cyber-attacks. Any security breach could result in operational disruptions that impair our ability to meet our customers’ requirements, which could result in decreased revenue. Also, whether there is an actual or a perceived breach of our security, our reputation could suffer irreparable harm, causing our current and prospective customers to reject our products and services in the future, deterring data suppliers from supplying us data or customers from uploading their data on our platform, or changing consumer behaviors and use of our technology. Further, we could be forced to expend significant resources in response to a security breach, including those expended in notifying individuals and providing mitigating services, repairing system damage, increasing cyber security protection costs by deploying additional personnel and protection technologies, and litigating and resolving legal claims or governmental inquiries and investigations, all of which could divert the attention of our management and key personnel away from our business operations. Federal, state and foreign governments continue to consider and implement laws and regulations addressing data privacy, cybersecurity, and data protection laws, which include provisions relating to breaches. For example, statutory damages may be available to users through a private right of action for certain data breaches under the California Consumer Privacy Act (the “CCPA”), and potentially other states’ laws. In any event, a significant security breach could materially harm our business, operating results and financial condition.
Our customers, suppliers and other partners are primarily responsible for the security of their information technology environments, and we rely heavily on them and other third parties to supply clean data content and/or to utilize our products and services in a secure manner. Each of these third parties may face risks relating to cyber security, which could disrupt their businesses and therefore materially impact ours. While we provide guidance and specific requirements in some cases, we do not directly control any of such parties’ cyber security operations, or the amount of investment they place in guarding against cyber security threats. Accordingly, we are subject to any flaws in or breaches of their systems, which could materially impact our business, results of operations, and financial condition.
Our success and revenue growth are dependent on adding new customers, effectively educating and training our existing customers on how to make full use of our platform and increasing usage of our platform by our customers.
Our success is dependent on regularly adding new customers and increasing our customers’ usage of our platform. Our contracts and relationships with customers generally do not include long-term or exclusive obligations requiring them to use our platform or maintain or increase their use of our platform. Our customers typically have relationships with numerous providers and can use both our platform and those of our competitors without incurring significant costs or disruption. Our customers may also choose to decrease their overall advertising spend for any reason. Accordingly, we must continually work to win new customers and retain existing customers, increase their usage of our platform and capture a larger share of their advertising spend. We may not be successful at educating and training customers, particularly our newer customers, on how to use our platform, in particular our advanced reporting tools, in order for our customers to get the most benefit from our platform and increase their usage. If these efforts are unsuccessful or customers decide not to continue to maintain or increase their usage of our platform for any other reason, or if we fail to attract new customers, our revenue could fail to grow or decline, which would materially and adversely harm our business, results of operations, and financial condition. We cannot assure you that our customers will continue to use and increase their spend on our platform or that we will be able to attract a sufficient number of new customers to continue to grow our business and revenue. If customers representing a significant portion of our business decide to materially reduce their use of our platform or cease using our platform altogether, our revenue could be significantly reduced, which could have a material adverse effect on our business, operating results and financial condition. We may not be able to replace customers who decrease or cease their usage of our platform with new customers that will use our platform to the same extent.
If we fail to detect advertising fraud, we could harm our reputation and hurt our ability to execute our business plan.
As our business expands to providing services to publishers, advertisers and agencies, we must deliver effective digital advertising campaigns. Some of those campaigns may experience fraudulent and other invalid impressions, clicks or conversions that advertisers may perceive as undesirable, such as non-human traffic generated by computers designed to simulate human users and artificially inflate user traffic on websites. These activities could overstate the performance of any given digital advertising campaign and could harm our reputation. It may be difficult for us to detect fraudulent or malicious activity because we do not own content and rely in part on our digital media properties to control such activity. Industry self-regulatory bodies, the U.S. Federal Trade Commission (the “FTC”) and certain influential members of Congress have increased their scrutiny and awareness of, and have taken recent actions to address, advertising fraud and other malicious activity. If we fail to detect or prevent fraudulent or other malicious activity, the affected advertisers may experience or perceive a reduced return on their investment and our reputation may be harmed. High levels of fraudulent or malicious activity could lead to dissatisfaction with our solutions, refusals to pay, refund or future credit demands or withdrawal of future business, any of which could have a material adverse effect on our business, prospects or results of operations.
The market growth forecasts included in this prospectus may prove to be inaccurate and, even if the market in which we compete achieves forecasted growth, we cannot assure you our business will grow at similar rates, if at all.
Market growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The forecasts in this prospectus relating to expected growth in the digital advertising and programmatic ad markets may prove to be inaccurate. Even if these markets experience the forecasted growth, we may not grow our business at similar rates, or at all. Our growth is subject to many factors including our success in implementing our business strategy, which is subject to many risks and uncertainties. The failure of either the market in which we operate or our business to grow as forecasted could have a material adverse effect on our business, prospects or results of operations.
The market for programmatic advertising campaigns is relatively new and evolving. If this market develops slower or differently than we expect, our business, growth prospects and results of operations would be adversely affected.
The substantial majority of our revenue has been derived from customers that programmatically purchase or sell advertising inventory through our platform. We expect that spending on programmatic ad buying and selling will continue to be our primary source of revenue for the foreseeable future, and that our revenue growth will largely depend on increasing spend through our platform. The market for programmatic ad buying is an emerging market, and our current and potential customers may not shift quickly enough to programmatic ad buying from other buying methods, reducing our growth potential. Because our industry is relatively new, we will encounter risks and difficulties frequently encountered by early-stage companies in similarly rapidly evolving industries, including the need to:
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Maintain our reputation and build trust with advertisers and digital media property owners;

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Offer competitive pricing to publishers, advertisers and digital media agencies;

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Maintain quality and expand quantity of our advertising inventory;

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Continue to develop, launch and upgrade the technologies that enable us to provide our solutions;

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Respond to evolving government regulations relating to the internet, telecommunications, mobile, privacy, marketing and advertising aspects of our business;

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Identify, attract, retain and motivate qualified personnel; and

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Cost-effectively manage our operations.

If the market for programmatic ad buying deteriorates or develops more slowly than we expect, it could reduce demand for our platform, and our business, growth prospects and financial condition would be adversely affected.
In addition, revenue may not necessarily grow at the same rate as spend on our platform. Growth in spend may outpace growth in our revenue as the market for programmatic advertising matures due to a number of factors including quantity discounts and product, media, customer and channel mix shifts. A significant change in revenue as a percentage of spend could reflect an adverse change in our business and growth prospectus. In addition, any such fluctuations, even if they reflect our strategic decisions, could cause our performance to fall below the expectations of securities analysts and investors, and adversely affect the price of our Class A common stock.
We often have long sales cycles, which can result in significant time between initial contact with a prospect and execution of a customer agreement, making it difficult to project when, if at all, we will obtain new customers and when we will generate revenue from those customers.
Our sales cycle, from initial contact to contract execution and implementation, can take significant time. Our sell-side sales cycle often has a duration of six-to-12 months, while our buy-side business sales cycle often has a duration of three-to-nine months. As part of our sales cycle, we may incur significant expenses before we generate any revenue from a prospective customer. We have no assurance that the substantial time and money spent on our sales efforts will generate significant revenue. If conditions in the marketplace, generally or with a specific prospective customer, change negatively, it is possible that we will be unable to recover any of these expenses. Our sales efforts involve educating our customers about the use, technical capabilities and benefits of our platform, and working through technical connections and troubleshooting technical issues with prospective customers. Some of our customers undertake an evaluation process that frequently involves not only our platform but also the offerings of our competitors. As a result, it is difficult to predict when we will obtain new customers and begin generating revenue from these new customers. Even if our sales efforts result in obtaining a new customer, the customer controls when and to what extent it uses our platform and therefore the amount of revenue we generate, and it may not sufficiently justify the expenses incurred to acquire the customer and the related training support. As a result, we may not be able to add customers, or generate revenue, as quickly as we may expect, which could harm our growth prospects.
Failure to maintain the brand security features of our solution could harm our reputation and expose us to liabilities.
Advertising is bought and sold through our solution in automated transactions that occur in milliseconds. It is important to sellers that the advertising placed on their media be of high quality, consistent with applicable seller standards, not conflict with existing seller arrangements, and be compliant with applicable legal and regulatory requirements. It is important to buyers that their advertisements be placed on appropriate media, in proximity with appropriate content, that the impressions for which they are charged be legitimate, and that their advertising campaigns yield their desired results. We use various measures, including technology, internal processes and protocols in an effort to store, manage and process rules set by buyers and sellers and to ensure the quality and integrity of the results delivered to sellers and advertisers through our solution. If we fail to properly implement or honor rules established by buyers and sellers, improper advertisements may be placed through our platform, which can result in harm to our reputation as well as the need to pay refunds and potential legal liabilities.
Economic downturns and market conditions beyond our control could adversely affect our business, results of operations and financial condition.
Our business depends on the overall demand for advertising and on the economic health of advertisers and publishers that benefit from our platform. Economic downturns or unstable market conditions such as those potentially created by the outbreak of COVID-19 discussed above, may cause advertisers to decrease their advertising budgets, which could reduce spend though our platform and adversely affect our business, results of operations, and financial condition. As we explore new countries to expand our business, economic downturns or unstable market conditions in any of those countries could result in our investments not yielding the returns we anticipate.
We may be required to delay recognition of some of our revenue, which may harm our financial results in any given period.
We may be required to delay recognition of revenue for a significant period of time after entering into an agreement due to a variety of factors, including, among other things, whether:
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the transaction involves both current products and products that are under development;

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the customer requires significant modifications, configurations or complex interfaces that could delay delivery or acceptance of our products;

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the transaction involves acceptance criteria or other terms that may delay revenue recognition; or

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the transaction involves performance milestones or payment terms that depend upon contingencies.

Because of these factors and other specific revenue recognition requirements under GAAP, we must have very precise terms in our contracts to recognize revenue when we initially provide access to our survey platform or other products. Although we strive to enter into agreements that meet the criteria under GAAP for current revenue recognition on delivered performance obligations, our agreements are often subject to negotiation and revision based on the demands of our customers. The final terms of our agreements sometimes result in deferred revenue recognition, which may adversely affect our financial results in any given period. In addition, more customers may require extended payment terms, shorter term contracts or alternative licensing arrangements that could reduce the amount of revenue we recognize upon delivery of our other products and could adversely affect our short-term financial results.
Furthermore, the presentation of our financial results requires us to make estimates and assumptions that may affect revenue recognition. In some instances, we could reasonably use different estimates and assumptions, and changes in estimates are likely to occur from period to period. Accordingly, actual results could differ significantly from our estimates.
Our credit facilities subject us to operating restrictions and financial covenants that impose risk of default and may restrict our business and financing activities.
Our credit facilities are subject to certain financial ratio and liquidity covenants, as well as restrictions that limit our ability, among other things, to:
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dispose of or sell our assets;

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make material changes in our business or management;

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consolidate or merge with other entities;

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incur additional indebtedness;

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create liens on our assets;

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pay dividends;

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make investments;

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enter into transactions with affiliates; and

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pay off or redeem subordinated indebtedness.

These covenants may restrict our ability to finance our operations and to pursue our business activities and strategies. Our ability to comply with these covenants may be affected by events beyond our control. If a default were to occur and is not waived, such default could cause, among other remedies, all of the outstanding indebtedness under our credit facilities to become immediately due and payable. In such an event, our liquid assets might not be sufficient to meet our repayment obligations, and we might be forced to liquidate collateral assets at unfavorable prices or our assets may be foreclosed upon and sold at unfavorable valuations.
Our ability to renew our existing term credit facility, which matures in September 2023, our existing revolving credit facility, which matures in September 2022, or to enter into a new credit facility to replace or supplement the existing facilities may be limited due to various factors, including the status of our business, global credit market conditions and perceptions of our business or industry by sources of financing. In addition, if credit is available, lenders may seek more restrictive covenants and higher interest rates that may reduce our borrowing capacity, increase our costs and reduce our operating flexibility.
If we do not have or are unable to generate sufficient cash available to repay our debt obligations when they become due and payable, either upon maturity or in the event of a default, we may not be able to obtain additional debt or equity financing on favorable terms, if at all. Our inability to obtain financing may negatively impact our ability to operate and continue our business as a going concern.
Our business is subject to the risk of catastrophic events such as pandemics, earthquakes, flooding, fire and power outages, and to interruption by man-made problems such as terrorism.
Our business is vulnerable to damage or interruption from pandemics, earthquakes, flooding, fire, power outages, telecommunications failures, terrorist attacks, acts of war, human errors, break-ins and similar events. A significant natural disaster could have a material adverse effect on our business, results of operations and financial condition, and our insurance coverage may be insufficient to compensate us for losses that may occur. In addition, acts of terrorism could cause disruptions in our or our publishers’ and partners’ businesses or the economy as a whole. Our servers may also be vulnerable to computer viruses, break-ins, denial-of-service attacks and similar disruptions from unauthorized tampering with our computer systems, which could lead to interruptions, delays and the loss of critical data. We may not have sufficient protection or recovery plans in some circumstances. As we rely heavily on our data center facilities, computer and communications systems and the internet to conduct our business and provide high-quality customer service, these disruptions could negatively impact our ability to run our business and either directly or indirectly disrupt publishers’ and partners’ businesses, which could have an adverse effect on our business, results of operations, and financial condition.
Unfavorable publicity and negative public perception about our industry, particularly concerns regarding data privacy and security relating to our industry’s technology and practices, and perceived failure to comply with laws and industry self-regulation, could adversely affect our business and operating results.
With the growth of digital advertising, there is increasing awareness and concern among the general public, privacy advocates, mainstream media, governmental bodies and others regarding marketing, advertising and data privacy matters, particularly as they relate to individual privacy interests and the global reach of the online marketplace. Concerns about industry practices with regard to the collection, use and disclosure of personal information, whether or not valid and whether driven by applicable laws and regulations, industry standards, customer or inventory provider expectations, or the broader public, may harm our reputation, result in loss of goodwill and inhibit the use of our platform by current and future customers. Any unfavorable publicity or negative public perception about us, our industry, including our competitors, or even other data-focused industries, can affect our business and results of operations, and may lead to digital publishers or our customers changing their business practices or additional regulatory scrutiny or lawmaking that affects us or our industry. For example, in recent years, consumer advocates, mainstream media and elected officials have increasingly and publicly criticized the data and marketing industry for its collection, storage and use of personal data. Additional public scrutiny may lead to general distrust of our industry, consumer reluctance to share and permit use of personal data, increased consumer opt-out rates or increased private class actions, any of which could negatively influence, change or reduce our current and prospective customers’ demand for our products and services, subject us to liability and adversely affect our business and operating results.
Our management team has limited experience managing a public company.
Most members of our management team have limited or no experience managing a publicly-traded company, interacting with public company investors, and complying with the increasingly complex laws, rules and regulations that govern public companies. There are significant obligations we will now be subject to relating to reporting, procedures and internal controls, and our management team may not successfully or efficiently manage our transition to being a public company. These new obligations and added scrutiny will require significant attention from our management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, operating results and financial condition. We expect that compliance with these requirements will increase our compliance costs. We will need to hire additional accounting, financial and legal staff with appropriate public company experience and technical accounting knowledge and will need to establish an internal audit function. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of these costs.

We also expect that being a public company will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our Audit Committee and Compensation Committee, and qualified executive officers.
We are subject to payment-related risks and, if our clients do not pay or dispute their invoices, our business, financial condition and operating results may be adversely affected.
Many of our contracts with advertising agencies provide that if the advertiser does not pay the agency, the agency is not liable to us, and we must seek payment solely from the advertiser. Contracting with these agencies, which in some cases have or may develop higher-risk credit profiles, may subject us to greater credit risk than if we were to contract directly with advertisers. This credit risk may vary depending on the nature of an advertising agency’s aggregated advertiser base. We may also be involved in disputes with agencies and their advertisers over the operation of our platform, the terms of our agreements or our billings for purchases made by them through our platform. If we are unable to collect or make adjustments to bills to clients, we could incur write-offs for bad debt, which could have a material adverse effect on our results of operations for the periods in which the write-offs occur. In the future, bad debt may exceed reserves for such contingencies and our bad debt exposure may increase over time. Any increase in write-offs for bad debt could have a materially negative effect on our business, results of operations, and financial condition. Even if we are not paid by our clients on time or at all, we are still obligated to pay for the advertising we have purchased for the advertising campaign, and as a consequence, our results of operations and financial condition would be adversely impacted.
Furthermore, we are generally contractually required to pay suppliers of advertising inventory and data within a negotiated period of time, regardless of whether our customers pay us on time, or at all. While we attempt to negotiate long payment periods with our suppliers and shorter periods from our customers, we are not always successful. As a result, our accounts payable are often due on shorter cycles than our accounts receivables, requiring us to remit payments from our own funds, and accept the risk of bad debt.
Our revenue and operating results are highly dependent on the overall demand for advertising. Factors that affect the amount of advertising spending, such as economic downturns and seasonality, particularly in the second and third quarters of our fiscal year, can make it difficult to predict our revenue and could adversely affect our business.
Our business depends on the overall demand for advertising and on the economic health of our current and prospective sellers and advertisers. If advertisers reduce their overall advertising spending, our revenue and results of operations are directly affected. For Colossus SSP, many advertisers devote a disproportionate amount of their advertising budgets to the third and fourth quarters of the calendar year to coincide with the annual holiday purchasing season, and buyers may spend more in the second and third quarters for seasonality and budget reasons. As a result, if any events occur to reduce the amount of advertising spending during the second, third or fourth quarters, or reduce the amount of inventory available to advertisers during that period, it could have a disproportionate adverse effect on our revenue and operating results for that fiscal year. Economic downturns or instability in political or market conditions generally may cause current or new advertisers to reduce their advertising budgets. Reductions in inventory due to loss of sellers would make our solution less robust and attractive to buyers. Adverse economic conditions and general uncertainty about economic recovery are likely to affect our business prospects. In particular, uncertainty regarding the impacts of COVID-19 on the economy in the United States may cause general business conditions in the United States and elsewhere to deteriorate or become volatile, which could cause advertisers to delay, decrease or cancel purchases of our solution, and expose us to increased credit risk on advertiser orders. Moreover, any changes in the favorable tax treatment of advertising expenses and the deductibility thereof would likely cause a reduction in advertising demand.
If the non-proprietary technology, software, products and services that we use are unavailable, have future terms we cannot agree to, or do not perform as we expect, our business, results of operations and financial condition could be harmed.
We depend on various technology, software, products and services from third parties or available as open source, including for critical features and functionality of our platform and technology, payment processing, payroll and other professional services. Identifying, negotiating, complying with and integrating with third-party terms and technology are complex, costly and time-consuming matters. Failure by third-party providers to maintain, support or secure their technology either generally or for our accounts specifically, or downtime, errors or defects in their products or services, could materially and adversely impact our platform, our administrative obligations or other areas of our business. Having to replace any third-party providers or their technology, products or services could result in outages or difficulties in our ability to provide our services, which could have a material adverse effect on our business, results of operations and financial condition.
If the use of third-party “cookies,” mobile device IDs or other tracking technologies is restricted without similar or better alternatives, our platform’s effectiveness could be diminished and our business, results of operations, and financial condition could be adversely affected.
We use “cookies,” which are small text files placed on consumer devices when an internet browser is used, and mobile device identifiers, to gather data that enables our platform to be more effective. Our cookies and mobile device IDs do not identify consumers directly, but record information such as when a consumer views or clicks on an advertisement, when a consumer uses a mobile app, the consumer’s location, consumer demographic, psychographic interest and browser or other device information. Publishers and partners may also choose to share their information about consumers’ interests or give us permission to use their cookies and mobile device IDs. We use data from cookies, mobile device IDs, and other tracking technologies to help advertisers decide whether to bid on, and how to price, an ad impression in a certain location, at a given time or for a particular consumer. Without cookies, mobile device IDs and other tracking technology data, transactions processed through our platform would be executed with less insight into consumer activity, reducing the precision of advertisers’ decisions about which impressions to purchase for an advertising campaign. This could make placement of advertising through our platform less valuable and harm our revenue. If our ability to use cookies, mobile device IDs or other tracking technologies is limited, we may be required to develop or obtain additional applications and technologies to compensate for the lack of cookies, mobile device IDs and other tracking technology data, which could be time consuming or costly to develop, less effective and subject to additional regulation.
Some consumers also download free or paid “ad blocking” software on their computers or mobile devices, not only for privacy reasons, but also to counteract the adverse effect advertisements can have on the consumer experience, including increased load times, data consumption and screen overcrowding. Ad-blocking technologies and other global privacy controls may prevent some third-party cookies, or other tracking technologies, from being stored on a consumer’s computer or mobile device. If more consumers adopt these measures, our business, results of operations, and financial condition could be adversely affected. Ad-blocking technologies could have an adverse effect on our business, results of operations and financial condition if they reduce the volume or effectiveness and value of advertising. In addition, some ad-blocking technologies block only ads that are targeted through use of third-party data, while allowing ads based on first-party data (i.e., data owned by the publisher). These ad blockers could place us at a disadvantage because we rely on third-party data, while some large competitors have a significant amount of first-party data they use to direct advertising. Other technologies allow ads that are deemed “acceptable,” which could be defined in ways that place us or our publishers at a disadvantage, particularly if such technologies are controlled or influenced by our competitors. Even if ad blockers do not ultimately have an adverse effect on our business, investor concerns about ad blockers could cause our stock price to decline.
Additionally, in January 2020, Alphabet Inc.’s Google subsidiary (“Alphabet”) announced that its Chrome web browser would be removing support for third-party cookies by 2023. In March 2021, Alphabet announced that it would not build alternate identifiers to track individuals as they browse across the web, nor would Google use them in its products. These changes, and other privacy controls that may be put in place by other web companies in the future, have the potential to have an adverse effect on our business, results of operations, and financial condition if they reduce the volume or effectiveness and value of advertising.
Market pressure may reduce our revenue per impression.
Our revenue may be affected by market changes, new demands by publishers and buyers, removal of cookies usage from the existing value chain, new solutions and competitive pressure. Our solutions may be priced too high or too low, either of which may carry adverse consequences. We may receive requests from publishers for discounts, fee revisions, rebates and refunds, or from DSPs, agencies and advertisers for volume discounts, fee revisions and rebates. Any of these developments could adversely affect our business, results of operations or financial condition. Any failure for our pricing approaches to gain acceptance could adversely affect our business, results of operations and financial condition.
We face potential liability and harm to our business based on the human factor of inputting information into our platform.
We or our customers set up campaigns on our platform using a number of available variables. While our platform includes several checks and balances, it is possible for human error to result in significant over-spending. We offer a number of protections such as daily or overall spending caps. However, despite these protections, the risk of overspend exists. For example, campaigns which last for a period of time can be set to pace evenly or as quickly as possible. If a customer with a high credit limit enters an incorrect daily cap with a campaign set to a rapid pace, it is possible for a campaign to accidently go significantly over budget. Our potential liability for such errors may be higher when they occur in situations in which we are executing purchases on behalf of a customer rather than the customer using the self-service feature of our platform. While our customer contracts state that customers are responsible for media purchased through our platform, we are ultimately responsible for paying the inventory providers and we may be unable to collect when such errors occur.
If we are unable to successfully execute our strategies and continue to develop and sell the services and solutions our customers demand, our business, results of operations and financial condition may suffer.
We must adapt to rapidly changing customer demands and preferences in order to successfully execute our strategies. This requires us to anticipate and respond to customer demands and preferences, address business model shifts, optimize our go-to-market execution by improving our cost structure, align sales coverage with strategic goals, improve channel execution and strengthen our services and capabilities in our areas of strategic focus. Any failure to successfully execute our strategies, including any failure to invest in strategic growth areas, could adversely affect our business, financial condition and results of operations.
We have a limited operating history and, as a result, our past results may not be indicative of future operating performance.
We have a limited operating history with the current scale of our business, which makes it difficult to forecast our future results. You should not rely on our past quarterly or annual results of operations as indicators of future performance. You should consider and evaluate our prospects in light of the risks and uncertainty frequently encountered by companies like ours.
The loss, modification or delay of large or multiple contracts may negatively impact our financial performance.
Our contracts have generally been for terms of relatively short duration. Additionally, our clients generally will have the ability to delay the execution of services, reduce the number of hours that services require, and terminate their contracts with us upon a short notice for convenience and upon the occurrence of certain defined events, such as “for cause.” The loss or delay of a large contract or multiple contracts could adversely and materially affect our operating results.
Our clients include destination marketing organizations (“DMOs”), which often operate as public/private partnerships involving a national, provincial, state and local governmental entity.
Our work for DMOs carries various risks inherent in the government contracting process. These risks include, but are not limited to, the following:
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Government entities typically fund projects through appropriated monies and demand is affected by public sector budgetary cycles and funding authorizations. While these projects are often planned and executed as multi-year projects, government entities usually reserve the right to change the scope of or terminate these projects for lack of approved funding and/or at their convenience, which also could limit our recovery of incurred costs, reimbursable expenses and profits on work completed prior to the termination.

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Government contracts are subject to heightened reputational and contractual risks compared to contracts with commercial clients. For example, government contracts and the proceedings surrounding them are often subject to more extensive scrutiny and publicity. Negative publicity, including an allegation of improper or illegal activity, regardless of its accuracy, or challenges to government contracts awarded to us, may adversely affect our reputation.

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Government contracts can be challenged by other interested parties and such challenges, even if unsuccessful, can increase costs, cause delays and defer project implementation and revenue recognition.

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Terms and conditions of government contracts also tend to be more onerous and difficult to negotiate. For example, these contracts often contain high liability for breaches and feature less favorable payment terms and sometimes require us to take on liability for the performance of third parties.

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Political and economic factors such as pending elections, the outcome of elections, changes in leadership among key executive or legislative decision makers, revisions to governmental tax or other policies and reduced tax revenues can affect the number and terms of new government contracts signed or the speed at which new contracts are signed, decrease future levels of spending and authorizations for programs that we bid, shift spending priorities to programs in areas for which we do not provide services and/or lead to changes in enforcement or how compliance with relevant rules or laws is assessed.

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If a government client discovers improper or illegal activities during audits or investigations, we may become subject to various civil and criminal penalties, including those under the civil U.S. False Claims Act and administrative sanctions, which may include termination of contracts, forfeiture of profits, suspension of payments, fines and suspensions or debarment from doing business with other agencies of that government. The inherent limitations of internal controls may not prevent or detect all improper or illegal activities.

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U.S. government contracting regulations impose strict compliance and disclosure obligations. Disclosure is required if certain company personnel have knowledge of “credible evidence” of a violation of federal criminal laws involving fraud, conflict of interest, bribery or improper gratuity, a violation of the civil U.S. False Claims Act or receipt of a significant overpayment from the government. Failure to make required disclosures could be a basis for suspension and/or debarment from federal government contracting in addition to breach of the specific contract and could also impact contracting beyond the U.S. federal level. Reported matters also could lead to audits or investigations and other civil, criminal or administrative sanctions.

The occurrences or conditions described above could affect not only our business with the DMOs and related government entities involved, but also our business with other entities of the same or other governmental bodies or with certain commercial clients and could have a material and adverse effect on our business, results of operations, and financial condition.
We invest significantly in development, and to the extent our development investments do not translate into new solutions or material enhancements to our current solutions, or if we do not use those investments efficiently, our business and results of operations would be harmed.
A key element of our strategy is to invest significantly in our development efforts to improve and develop our software and the features and functionality for our platform. If we do not spend our development budget efficiently or effectively, our business may be harmed and we may not realize the expected benefits of our strategy. Moreover, development projects can be technically challenging, time-consuming and expensive. The nature of these development cycles may cause us to experience delays between the time we incur expenses associated with development and the time we are able to offer compelling platform updates and generate revenue, if any, from such investment. Additionally, anticipated enterprise demand for solutions we are developing could decrease after the development cycle has commenced, and we would nonetheless be unable to avoid substantial costs associated with the development of any such solutions. If we expend a significant amount of resources on development and our efforts do not lead to the successful introduction or improvement of solutions that are competitive in our current or future markets, our business and results of operations would be adversely affected.
We must provide value to both publishers and buyers of advertising without being perceived as favoring one over the other or being perceived as competing with them through our service offerings.
We provide a platform that intermediates between publishers seeking to sell advertising space and buyers seeking to purchase that space. If we were to be perceived as favoring one side of the transaction to the detriment of the other, or presenting a competitive challenge to their own businesses, demand for our platform from publishers or buyers would decrease and our business, results of operations and financial condition would be adversely affected.
Future acquisitions or strategic investments could be difficult to identify and integrate, divert the attention of management, and could disrupt our business, dilute stockholder value and adversely affect our business, results of operations and financial condition.
As part of our growth strategy, we may acquire or invest in other businesses, assets or technologies that are complementary to and fit within our strategic goals. Any acquisition or investment may divert the attention of management and require us to use significant amounts of cash, issue dilutive equity securities or incur debt. In addition, the anticipated benefits of any acquisition or investment may not be realized, and we may be exposed to unknown risks, any of which could adversely affect our business, results of operations and financial condition, including risks arising from:
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difficulties in integrating the operations, technologies, product or service offerings, administrative systems and personnel of acquired businesses, especially if those businesses operate outside of our core competency or geographies in which we currently operate;

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ineffectiveness or incompatibility of acquired technologies or solutions;

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potential loss of key employees of the acquired business;

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inability to maintain key business relationships and reputation of the acquired business;

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diversion of management attention from other business concerns;

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litigation arising from the acquisition or the activities of the acquired business, including claims from terminated employees, customers, former stockholders or other third parties;

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assumption of contractual obligations that contain terms that are not beneficial to us, require us to license or waive intellectual property rights, or increase our risk of liability;

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complications in the integration of acquired businesses or diminished prospects, including as a result of the COVID-19 pandemic and its global economic effects;

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failure to generate the expected financial results related to an acquisition on a timely manner or at all;

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failure to accurately forecast the impact of an acquisition transaction; and

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implementation or remediation of effective controls, procedures, and policies for acquired businesses.

To fund future acquisitions, we may pay cash or issue additional shares of our Class A common stock or securities convertible into or exchangeable for shares of our Class A common stock, which could dilute our stockholders or diminish our cash reserves. Borrowing to fund an acquisition would result in increased fixed obligations and could also subject us to covenants or other restrictions that could limit our ability to effectively run our business.
Risks Related to Legal and Regulatory
Our business is subject to numerous legal and regulatory requirements and any violation of these requirements or any misconduct by our employees, subcontractors, agents or business partners could harm our business and reputation.
In addition to government contract procurement laws and regulations, we are subject to numerous other federal, state and foreign legal requirements on matters as diverse as data privacy and protection,

employment and labor relations, immigration, taxation, anti-corruption, import/export controls, trade restrictions, internal and disclosure control obligations, securities regulation and anti-competition. Compliance with diverse and changing legal requirements is costly, time-consuming and requires significant resources. Violations of one or more of these requirements in the conduct of our business could result in significant fines and other damages, criminal sanctions against us or our officers, prohibitions on doing business and damage to our reputation. Violations of these regulations or contractual obligations related to regulatory compliance in connection with the performance of customer contracts could also result in liability for significant monetary damages, fines and/or criminal prosecution, unfavorable publicity and other reputational damage, restrictions on our ability to compete for work and allegations by our customers that we have not performed our contractual obligations.
Misconduct by our employees, subcontractors, agents or business partners could subject us to fines and penalties, restitution or other damages, loss of security clearance, loss of current and future customer contracts and suspension or debarment from contracting with federal, state or local government agencies, any of which could adversely affect our business, financial condition and results of operations. Such misconduct could include fraud or other improper activities such as falsifying time or other records, failure to comply with our policies and procedures or violations of applicable laws and regulations.
Changes in legislative, judicial, regulatory or cultural environments relating to information collection, use and processing may limit our ability to collect, use and process data. Such developments could cause revenue to decline, increase the cost of data, reduce the availability of data and adversely affect the demand for our products and services.
We receive, store and process personal information and other data from and about consumers in addition to personal information and other data from and about our customers, employees and services providers. Our handling of this data is subject to a wide variety of federal, state and foreign laws and regulations and is subject to regulation by various government authorities and consumer actions. Our data handling is also subject to contractual obligations and may be deemed to be subject to industry standards.
The U.S. federal and various state and foreign governments have adopted or proposed laws relating to the collection, disclosure, processing, use, storage and security of data relating to individuals and households, including the use of contact information and other data for marketing, advertising and other communications with individuals and businesses. In the U.S., various laws and regulations apply to the collection, disclosure, processing, use, storage and security of certain types of data. Additionally, the FTC, many state attorneys general and many courts are interpreting federal and state consumer protection laws as imposing standards for the collection, disclosure, process, use, storage and security of data. The regulatory framework for data privacy issues worldwide is complex, continually evolving and often conflicting, and is likely to remain uncertain for the foreseeable future. The occurrence of unanticipated events often rapidly drives the adoption of legislation or regulation affecting the use, collection or other processing of data and manner in which we conduct our business. As a result, further restrictions could be placed upon the collection, disclosure, processing, use, storage and security of information, which could result in a material increase in the cost of obtaining certain kinds of data and could limit the ways in which we may collect, disclose, process, use, store or secure information.
U.S. federal and state legislatures, along with federal regulatory authorities, have recently increased their focus on matters concerning the collection and use of consumer data, including relating to interest-based advertising, or the use of data to draw inferences about a user’s interests and deliver relevant advertising to that user, and similar or related practices, such as cross-device data collection and aggregation, and steps taken to de-identify personal data and to use and distribute the resulting data, including for purposes of personalization and the targeting of advertisements. In the U.S., non-sensitive consumer data generally may be used under current rules and regulations, subject to certain restrictions, including relating to transparency and affirmative “opt-out” rights of the collection or use of such data in certain instances. To the extent additional opt-out rights are made available in the U.S., additional regulations are imposed, or if an “opt-in” model were to be adopted, less data would be available, the cost of data and compliance would be higher, or we could be required to modify our data processing practices and policies.
While our platform and people-based framework operates primarily in the United States, some of our operations may subject us to data privacy laws outside the United States.

We are subject to evolving laws and regulations that dictate whether, how and under what circumstances we, or our data processors, may transfer, process and/or receive certain data, including data shared between countries or regions in which we operate and data shared among our products and services. If one or more of the legal bases for transferring data to the U.S. is invalidated, if we are unable to transfer or receive data between and among countries and regions in which we operate, or if we are prohibited from sharing data among our products and services, it could affect the manner in which we provide our services or adversely affect our financial results.
In addition to government regulation, self-regulatory standards and other industry standards may legally or contractually apply to us or be argued to apply to us, or we may elect to comply with such standards or to facilitate our customers’ compliance with such standards. Because privacy, data protection and information security are competitive factors in our industry, we require the advertising publishers participating in our DDP to provide all consumers with notice about our use of cookies and other technologies to execute the collection of consumer data and of the collection and use of consumer data for certain purposes, and to provide consumers with certain choices relating to the use of consumer data. Some of these self-regulatory bodies have the ability to discipline members or participants, which could result in fines, penalties, and/or public censure of our publishers, which could in turn cause reputational harm to us. Additionally, some of these self-regulatory bodies might refer violations of their requirements to the Federal Trade Commission or other regulatory bodies, which could similarly implicate us.
Regulatory investigations and enforcement actions could also impact us. In the U.S., the FTC uses its enforcement powers under Section 5 of the Federal Trade Commission Act (which prohibits “unfair” and “deceptive” trade practices) to investigate companies engaging in online tracking and the processing of consumer personal information more generally. Advocacy organizations have also filed complaints with data protection authorities against advertising technology companies, arguing that certain of these companies’ practices do not comply with the General Data Protection Regulation (“GDPR”). It is possible that investigations or enforcement actions will involve our practices or practices similar to ours.
In May 2018, the European Union’s GDPR went into effect, and together with national legislation, regulations and guidelines of the EU, UK and Switzerland, ushered in a new and complex data protection regime including principles, rights and obligations with extraterritorial reach of EU, UK and Swiss data protection authorities. The European data protection and security laws, including GDPR, provide for extensive data subject rights, robust obligations on data controllers and processors and additional requirements on businesses to put in place data protection and security compliance programs, systems and processes. Continued evolution of, and varied implementation and interpretation of such European data protection and security laws has increased, and continues to extend. Among other requirements, the GDPR (and its UK equivalent commonly referred to as “UK GDPR”) regulates transfers of personal data (subject to such laws) from the European Economic Area (“EEA”) and the UK to the U.S. as well as other third countries outside EEA and the UK which are deemed not to provide adequate standards of data protection to the levels required by GDPR. The GDPR and UK GDPR also impose numerous privacy-related obligations and requirements for companies operating in the EU and the UK including requiring data controllers not to transfer personal data to US-based processors unless they agree to certain legally binding processing obligations, greater control for data subjects (for example, the “right to be forgotten”), increased data portability for EU and UK consumers, data breach notification requirements and exposure to substantial fines for non-compliance. Under the GDPR and UK GDPR, fines of up to 20 million euros or 4% of the annual global revenue of the non-compliant company, whichever is greater, could be imposed for violations of certain of the GDPR’s and UK GDPR’s requirements. Such penalties are in addition to any civil litigation claims by customers and data subjects. The frequency and quantum of fines imposed by EU and UK data protection regulators under GDPR and UK GDPR has been increasing since 2019. Accordingly, the costs of complying with the GDPR, UK GDPR and other foreign data privacy regulatory regimes may make our expansion into these markets less profitable or uneconomical, limiting our potential growth, and potentially adversely affecting our business, prospectus and results of operations.
Our legal risk depends in part on our customers’ or other third parties’ adherence to privacy laws and regulations and their use of our services in ways consistent with end user expectations. We rely on representations made to us by customers and data suppliers that they will comply with all applicable laws, including all relevant privacy and data protection regulations. Although we make reasonable efforts to enforce such representations and contractual requirements, we do not fully audit our customers’ or data suppliers’ compliance with our recommended disclosures or their adherence to privacy laws and regulations. If our customers or data suppliers fail to adhere to our expectations or contracts in this regard, we and our customers or data suppliers could be subject to adverse publicity, damages, and related possible investigation or other regulatory activity.
Because the interpretation and application of privacy and data protection laws, regulations and standards are uncertain, it is possible that these laws, regulations and standards may be interpreted and applied in manners that are, or are asserted to be, inconsistent with our data management practices or the technological features of our products and services. If so, in addition to the possibility of fines, investigations, lawsuits and other claims and proceedings, it may be necessary or desirable for us to fundamentally change our business activities and practices or modify our products and services, which could have an adverse effect on our business. We may be unable to make such changes or modifications in a commercially reasonable manner or at all. Any inability to adequately address privacy concerns, even if unfounded, or any actual or perceived failure to comply with applicable privacy or data protection laws, regulations, standards or policies, could result in additional cost and liability to us, damage our reputation, inhibit sales and harm our business. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations, standards and policies that are applicable to the businesses of our customers may limit the use and adoption of, and reduce the overall demand for, our platform. Privacy concerns, whether valid or not valid, may inhibit market adoption of our platform particularly in certain industries and foreign countries.
Changes in the regulation of the internet could adversely affect our business.
Laws, rules and regulations governing internet communications, advertising and e-commerce are dynamic and the extent of future government regulation with respect thereto is uncertain. Federal and state regulations govern various aspects of our online business, including intellectual property ownership and infringement, trade secrets, the distribution of electronic communications, marketing and advertising, user privacy and data security, search engines and internet tracking technologies. In addition, changes in laws or regulations that adversely affect the growth, popularity or use of the internet, including potentially the recent repeal in the United States of net neutrality, could decrease the demand for our offerings and increase our cost of doing business. Future taxation on the use of the internet or e-commerce transactions could also be imposed. Future taxation on the use of the internet or e-commerce transactions could also be imposed. Existing or future regulation or taxation could hinder growth or adversely affect the use of the internet, including the viability of internet e-commerce, which could reduce our revenue, increase our operating expenses and expose us to significant liabilities.
We are subject to anti-bribery, anti-corruption and similar laws and non-compliance with such laws can subject us to criminal penalties or significant fines and harm our business and reputation.
We are subject to anti-bribery and similar laws, such as the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the USA PATRIOT Act, U.S. Travel Act, the U.K. Bribery Act 2010 and Proceeds of Crime Act 2002, and possibly other anti-corruption, anti-bribery and anti-money laundering laws in countries in which we conduct activities. Anti-corruption laws have been enforced with great rigor in recent years and are interpreted broadly and prohibit companies and their employees and their agents from making or offering improper payments or other benefits to government officials and others in the private sector. The FCPA or other applicable anti-corruption laws may also hold us liable for acts of corruption or bribery committed by our third-party business partners, representatives and agents, even if we do not authorize such activities. As we increase our international sales and business, and increase our use of third parties, our risks under these laws will increase. As a public company, the FCPA separately requires that we keep accurate books and records and maintain internal accounting controls sufficient to assure management’s control, authority and responsibility over our assets. We have adopted policies and procedures and conduct training designed to prevent improper payments and other corrupt practices prohibited by applicable laws, but cannot guarantee that improprieties will not occur. Noncompliance with these laws could subject us to investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, suspension and/or debarment from contracting with specified persons, the loss of export privileges, reputational harm, adverse media coverage and other collateral consequences. Any investigations, actions and/or sanctions could have an adverse effect on our business, results of operations and financial condition.
We rely on licenses to use the intellectual property rights of third parties to conduct our business.
We rely on products, technologies and intellectual property that we license from third parties for use in operating our business. We cannot assure you that these third-party licenses, or support for such licensed products and technologies, will continue to be available to us on commercially reasonable terms, if at all. We cannot be certain that our licensors are not infringing the intellectual property rights of others or that our suppliers and licensors have sufficient rights to the technology in all jurisdictions in which we may operate. Some of our license agreements may be terminated by our licensors for convenience. If we are unable to obtain or maintain rights to any of this technology because of intellectual property infringement claims brought by third parties against our suppliers and licensors or against us, or if we are unable to continue to obtain the technology or enter into new agreements on commercially reasonable terms, our ability to operate and expand our business could be harmed.
Risks Related to Our Organizational Structure
We will be a holding company and our principal asset after the completion of this offering will be our equity interests in DDH LLC, and, accordingly, we will depend on distributions from DDH LLC to pay our taxes, expenses and dividends.
Upon the closing of this offering, we will be a holding company and will have no material assets other than our ownership of LLC Units of DDH LLC. As such, we will have no independent means of generating net sales or cash flow, and our ability to pay our taxes and operating expenses or declare and pay dividends in the future, if any, will be dependent upon the financial results and cash flows of DDH LLC and its subsidiaries and distributions we receive from DDH LLC. DDH LLC and its subsidiaries may not generate sufficient cash flow to distribute funds to us and applicable state law and contractual restrictions, including negative covenants in our debt instruments, may not permit such distributions.
We anticipate that DDH LLC will continue to be treated as a partnership for U.S. federal income tax purposes and, as such, generally will not be subject to any entity-level U.S. federal income tax. Instead, taxable income will be allocated to holders of LLC Units, including us. Accordingly, we will incur income taxes on our allocable share of any net taxable income of DDH LLC and will also incur expenses related to our operations, including payments under the Tax Receivable Agreement, which could be significant. See the section titled “Certain Relationships and Related Person Transactions — Tax Receivable Agreement” for additional information. Furthermore, our allocable share of DDH LLC’s net taxable income will increase over time as the Continuing LLC Owners redeem or exchange their LLC Units for shares of our Class A common stock.
We intend, as its managing member, to cause DDH LLC to make cash distributions to the owners of LLC Units, including us, in an amount sufficient to (i) fund their or our tax obligations in respect of allocations of taxable income from DDH LLC and (ii) cover our operating expenses, including payments under the Tax Receivable Agreement. However, DDH LLC’s ability to make such distributions may be subject to various limitations and restrictions, such as restrictions on distributions that would either violate any contract or agreement to which DDH LLC is then a party, including debt agreements, or any applicable law. In addition, liability for adjustments to a partnership’s tax return for taxable years beginning after December 31, 2017, can be imposed on the partnership itself in certain circumstances, absent an election to the contrary. DDH LLC could be subject to material liabilities pursuant to adjustments to its partnership tax returns if, for example, its calculations or allocations of taxable income or loss are incorrect, which also could limit its ability to make distributions to us.
If we do not have sufficient funds to pay taxes or other liabilities or to fund our operations, we may have to borrow funds, which could adversely affect our liquidity and financial condition and subject us to various restrictions imposed by any such lenders. To the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, such payments generally will be deferred and will possibly accrue interest until paid; provided, however, that nonpayment for a specified period may constitute a material breach of a material obligation under the Tax Receivable Agreement and therefore accelerate payments due thereunder. See the section titled “Certain Relationships and Related Person Transactions — Tax Receivable Agreement” for more information. In addition, if DDH LLC does not have sufficient funds to make distributions, our ability to declare and pay cash dividends will also be restricted or impaired.
DDH LLC may make cash distributions to us substantially in excess of the amounts we use to make distributions to our stockholders and pay our expenses. To the extent we do not distribute such excess cash as dividends on our Class A common stock, the Continuing LLC Owners would benefit from such cash as a result of their ownership of Class A common stock upon an exchange or redemption of their LLC Units.
Following the completion of this offering, we will receive a portion of any distributions made by DDH LLC. Any cash received from such distributions will first be used by us to satisfy any tax liability and then to make any payments required under the Tax Receivable Agreement. Subject to having available cash and subject to limitations imposed by applicable law and contractual restrictions (including pursuant to our debt instruments), the DDH LLC Agreement requires DDH LLC to make certain distributions to us and the Continuing LLC Owners, pro rata, to facilitate the payment of taxes with respect to the income of DDH LLC that is allocated to us and them to the extent that other distributions made by DDH LLC are otherwise insufficient to pay the tax liabilities of holders of LLC Units. These distributions are based on an assumed tax rate, and to the extent the distributions we receive exceed the amounts we actually require to pay taxes, Tax Receivable Agreement payments and other expenses, we will not be required to distribute such excess cash. Our board of directors may, in its sole discretion, choose to use such excess cash for any purpose, including (i) to make distributions to the holders of our Class A common stock, (ii) to acquire additional newly issued LLC Units, and/or (iii) to repurchase outstanding shares of our Class A common stock. Unless and until our board of directors chooses, in its sole discretion, to declare a distribution, we will have no obligation to distribute such cash (or other available cash other than any declared dividend) to our stockholders.
No adjustments to the redemption or exchange ratio of LLC Units for shares of our Class A common stock will be made as a result of either (i) any cash distribution by us or (ii) any cash that we retain and do not distribute to our stockholders. To the extent we do not distribute such cash as dividends on our Class A common stock and instead, for example, hold such cash balances, buy additional LLC Units or lend them to DDH LLC, this may result in shares of our Class A common stock increasing in value relative to the LLC Units. The holders of LLC Units may benefit from any value attributable to such cash balances if they acquire shares of Class A common stock in redemption of or exchange for their LLC Units or if we acquire additional LLC Units (whether from DDH LLC or from holders of LLC Units) at a price based on the market price of our Class A common stock at the time. See the section titled “Certain Relationships and Related Person Transactions — DDH LLC Agreement” and “Dividend Policy” for further information.
The Tax Receivable Agreement with the Continuing LLC Owners and DDH LLC requires us to make cash payments to them in respect of certain tax benefits to which we may become entitled. In certain circumstances, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual tax benefits we realize.
Upon the closing of this offering, we will be a party to the Tax Receivable Agreement with DDH LLC and each of the Continuing LLC Owners. Under the Tax Receivable Agreement, we will be required to make cash payments to the Continuing LLC Owners equal to 85% of the tax benefits, if any, that we actually realize, or in certain circumstances, are deemed to realize (calculated using certain assumptions) as a result of (i) increases in the tax basis of assets of DDH LLC resulting from (a) any future redemptions or exchanges of LLC Units described under “Certain Relationships and Related Person Transactions — DDH LLC Agreement — LLC Unit Redemption Right” and (b) payments under the Tax Receivable Agreement and (ii) certain other tax benefits arising from payments under the Tax Receivable Agreement. See the section titled “Certain Relationships and Related Person Transactions — Tax Receivable Agreement” for more information. While the actual amount and timing of any payments under the Tax Receivable Agreement, will vary depending upon a number of factors, including the timing of exchanges, the price of shares of our Class A common stock at the time of the redemption or exchange, the extent to which such redemptions or exchanges are taxable, future tax rates, and the amount and timing of our taxable income (prior to taking into account the tax depreciation or amortization deductions arising from the basis adjustments), we expect that, as a result of the size of the increases in the tax basis of the tangible and intangible assets of DDH LLC attributable to our interests in DDH LLC, during the expected term of the Tax Receivable

Agreement, the payments that we may make to the Continuing LLC Owners could be significant. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Tax Receivable Agreement” for further information.
Payments under the Tax Receivable Agreement will be based on the tax reporting positions that we determine, and the Internal Revenue Service (the “IRS”) or another tax authority may challenge all or part of the tax basis increases, as well as other related tax positions we take, and a court could sustain such challenge. The Continuing LLC Owners who are parties to the Tax Receivable Agreement will not reimburse us for any payments previously made under the Tax Receivable Agreement if such basis increases or other benefits are subsequently disallowed, except that any excess payments made by us to the Continuing LLC Owners under the Tax Receivable Agreement will be netted against future payments that we might otherwise be required to make to the Continuing LLC Owners under the Tax Receivable Agreement. However, a challenge to any tax benefits initially claimed by us may not arise for a number of years following the initial time of such payment or, even if challenged early, such excess cash payment may be greater than the amount of future cash payments that we might otherwise be required to make under the terms of the Tax Receivable Agreement and, as a result, there might not be sufficient future cash payments against which the prior payments can be fully netted. The applicable U.S. federal income tax rules are complex and factual in nature, and there can be no assurance that the IRS or a court will not disagree with our tax reporting positions. Therefore, payments could be made under the Tax Receivable Agreement in excess of the tax savings that we realize in respect of the tax attributes with respect to the Continuing LLC Owners that are the subject of the Tax Receivable Agreement (the “Tax Attributes”). See the section titled “Certain Relationships and Related Person Transactions — Tax Receivable Agreement.”
Finally, the Tax Receivable Agreement also provides that, upon certain mergers, asset sales or other forms of business combination or certain other changes of control, our (or our successor’s) obligations with respect to tax benefits would be based on certain assumptions, including that we (or our successor) would have sufficient taxable income to utilize the benefits arising from the increased tax deductions and tax basis and other benefits covered by the Tax Receivable Agreement. Consequently, it is possible, in these circumstances, that the actual cash tax savings realized by us may be significantly less than the corresponding Tax Receivable Agreement payments. Our accelerated payment obligations and/or assumptions adopted under the Tax Receivable Agreement in the case of a change of control may impair our ability to consummate a change of control transaction or negatively impact the value received by owners of our Class A common stock in a change of control transaction.
If we were deemed to be an investment company under the 1940 Act as a result of our ownership of DDH LLC, applicable restrictions could make it impractical for us to continue our business as contemplated and could adversely affect our business, results of operations and financial condition.
Under Sections 3(a)(1)(A) and (C) of the 1940 Act, a company generally will be deemed to be an “investment company” for purposes of the 1940 Act if (i) it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities or (ii) it engages, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We do not believe that we are an “investment company,” as such term is defined in either of those sections of the 1940 Act.
As the sole managing member of DDH LLC, we will control and operate DDH LLC. On that basis, we believe that our interest in DDH LLC is not an “investment security” as that term is used in the 1940 Act. However, if we were to cease participation in the management of DDH LLC, our interest in DDH LLC could be deemed an “investment security” for purposes of the 1940 Act.
We and DDH LLC intend to conduct our operations so that we will not be deemed an investment company. However, if we were to be deemed an investment company, restrictions imposed by the 1940 Act, including limitations on our capital structure and our ability to transact with affiliates, could make it impractical for us to continue our business as contemplated and could adversely affect our business, results of operations and financial condition.

Our organizational structure, including the Tax Receivable Agreement, confers certain benefits upon the Continuing LLC Owners that will not benefit the Class A Common stockholders to the same extent as they will benefit the Continuing LLC Owners.
Our organizational structure, including the Tax Receivable Agreement, confers certain benefits upon the Continuing LLC Owners that will not benefit the holders of our Class A common stock to the same extent. We will enter into a Tax Receivable Agreement with DDH LLC and the Continuing LLC Owners that exchange their LLC Units, which will provide for the payment by us to the Continuing LLC Owners, collectively, of 85% of the amount of tax benefits, if any, that we actually realize, or in some circumstances are deemed to realize, as a result of the Tax Attributes. Due to the uncertainty of various factors, we cannot precisely quantify the likely tax benefits we will realize as a result of purchases of LLC Units and LLC Unit exchanges and the resulting amounts we are likely to pay out to the Continuing LLC Owners pursuant to the Tax Receivable Agreement; however, we estimate that such payments may be substantial. See “Certain Relationships and Related Person Transactions — Tax Receivable Agreement” for more information. Although we will retain 15% of the amount of such tax benefits that are actually realized, this and other aspects of our organizational structure may adversely impact the future trading market for the Class A common stock. In addition, our organizational structure, including the Tax Receivable Agreement, will impose additional compliance costs and require a significant commitment of resources that would not be required of a company with a simpler organizational structure.
We may not be able to realize all or a portion of the tax benefits that are currently expected to result from the Tax Attributes covered by the Tax Receivable Agreement and from payments made under the Tax Receivable Agreement.
Our ability to realize the tax benefits that we currently expect to be available as a result of the Tax Attributes, the payments made pursuant to the Tax Receivable Agreement, and the interest deductions imputed under the Tax Receivable Agreement all depend on a number of assumptions, including that we earn sufficient taxable income each year during the period over which such deductions are available and that there are no adverse changes in applicable law or regulations. Additionally, if our actual taxable income were insufficient or there were additional adverse changes in applicable law or regulations, we may be unable to realize all or a portion of the expected tax benefits and our cash flows and stockholders’ equity could be negatively affected. See “Certain Relationships and Related Person Transactions — Tax Receivable Agreement” for more information.
DDH is controlled by the Continuing LLC Owners, whose interests may differ from those of our public stockholders.
Immediately following the completion of this offering and the application of net proceeds from this offering, the Continuing LLC Owners will control approximately    % of the combined voting power of our common stock through their ownership of Class B common stock. These Continuing LLC Owners will, for the foreseeable future, be able to substantially influence us through their ownership position over corporate management and affairs, and will be able to control virtually all matters requiring stockholder approval. These Continuing LLC Owners will be able to, subject to applicable law, elect a majority of the members of our board of directors and control actions to be taken by us and our board of directors, including amendments to our certificate of incorporation and bylaws and approval of significant corporate transactions, including mergers and sales of substantially all of our assets. The directors so elected will have the authority, subject to the terms of our indebtedness and applicable rules and regulations, to issue additional stock, implement stock repurchase programs, declare dividends and make other decisions. It is possible that the interests of these Continuing LLC Owners may in some circumstances conflict with our interests and the interests of our other stockholders, including you. For example, these Continuing LLC Owners may have different tax positions from us, especially in light of the Tax Receivable Agreement, which could influence our decisions regarding whether and when to dispose of assets, whether and when to incur new or refinance existing indebtedness, and whether and when DDH should terminate the Tax Receivable Agreement and accelerate its obligations thereunder. In addition, the determination of future tax reporting positions and the structuring of future transactions may take into consideration these Continuing LLC Owners’ tax or other considerations, which may differ from the considerations of us or our other stockholders. See the section titled “Certain Relationships and Related Person Transactions — Tax Receivable Agreement” for more information.
Risks Related to Owning our Class A Common Stock
If you purchase shares of our Class A common stock in this offering, your investment will experience immediate dilution.
We expect the initial public offering price of our Class A common stock to be substantially higher than the pro forma net tangible book value per share of our Class A common stock following this offering based on the total value of our tangible assets less our total liabilities. Therefore, if you purchase shares of our Class A common stock in this offering, you will pay a price per share that substantially exceeds our pro forma net tangible book value per share after this offering. Based on an assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, you will experience immediate dilution of $      per share, representing the difference between our pro forma as adjusted net tangible book value per share as of December 31, 2020, after giving effect to the issuance of           shares of our Class A common stock in this offering. To the extent current or future outstanding equity awards are settled in shares of our capital stock, you will incur further dilution. Furthermore, if the underwriters exercise their option to purchase additional shares or outstanding options are exercised, you could experience further dilution. For a further description of the dilution that you will experience immediately after this offering, see the section titled “Dilution” for more information.
If we fail to maintain or implement effective internal controls, we may not be able to report financial results accurately or on a timely basis, or to detect fraud, which could have a material adverse effect on our business and the per share price of our Class A common stock.
The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures, and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. We are also continuing to improve our internal control over financial reporting. We have expended, and anticipate that we will continue to expend, significant resources in order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting.
Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Further, weaknesses in our disclosure controls or our internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could harm our operating results or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting could also adversely affect the results of management reports and independent registered public accounting firm audits of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures, and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the market price of our Class A common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the Nasdaq Capital Market.
We are not currently required to comply with the SEC rules that implement Section 404 of the Sarbanes-Oxley Act, and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second annual report on Form 10-K. Our independent registered public accounting firm is not required to audit the effectiveness of our internal control over financial reporting until after we are no longer an “emerging growth company,” as defined in the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed or operating.
Any failure to maintain effective disclosure controls and internal control over financial reporting could have a material and adverse effect on our business and operating results and cause a decline in the market price of our Class A common stock.
Sales of substantial blocks of our Class A common stock into the public market after this offering, including when “lock-up” or “market standoff” periods end, or the perception that such sales might occur, could cause the market price of our Class A common stock to decline.
Sales of substantial blocks of our Class A common stock into the public market after this offering, including when “lock-up” or “market standoff” periods end, or the perception that such sales might occur, could cause the market price of our Class A common stock to decline and may make it more difficult for you to sell your Class A common stock at a time and price that you deem appropriate. Upon completion of this offering, we will have           shares of Class A common stock outstanding (assuming no exercise of the underwriters’ option to purchase additional shares). All of the shares of Class A common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act of 1933, as amended, or the Securities Act, except for any shares held by our “affiliates” as defined in Rule 144 under the Securities Act.
Subject to exceptions described in the section titled “Underwriting,” we, all of our directors and officers and all of the other holders of our capital stock and securities convertible into, or exchangeable for, our capital stock, have agreed not to offer, sell or agree to sell, directly or indirectly, any shares of Class A common stock without the permission of the representatives of the underwriters for a period of 180 days from the date of this prospectus. When the applicable lock-up period expires, we, our directors and officers and locked-up equity holders will be able to sell shares into the public market.
We also intend to register the offer and sale of all shares of Class A common stock that we may issue under our equity compensation plans.
There has been no public market for our Class A common stock prior to this offering, and an active market in which investors can resell their shares of our Class A common stock may not develop.
Prior to this offering, there has been no public market for our Class A common stock. We cannot predict the extent to which an active market for our Class A common stock will develop or be sustained after this offering, or how the development of such a market might affect the market price of our Class A common stock. The initial public offering price of our shares in this offering has been agreed to between us and the underwriters based on a number of factors, including market conditions in effect around the time of this offering, and it may not be in any way indicative of the price at which the shares of our Class A common stock will trade following the completion of this offering. Accordingly, investors may not be able to resell their shares of our Class A common stock at or above the initial public offering price.
We may experience fluctuations in our operating results, which could make our future operating results difficult to predict or cause our operating results to fall below analysts’ and investors’ expectations.
Our quarterly and annual operating results have fluctuated in the past and we expect our future operating results to fluctuate due to a variety of factors, many of which are beyond our control. Fluctuations in our operating results could cause our performance to fall below the expectations of analysts and investors, and adversely affect the price of our Class A common stock. Because our business is changing and evolving rapidly, our historical operating results may not be necessarily indicative of our future operating results. Factors that may cause our operating results to fluctuate include the following:
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changes in demand for our platform, including related to the seasonal nature of spending on digital advertising campaigns;

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changes in our pricing policies, the pricing policies of our competitors and the pricing or availability of inventory, data or of other third-party services;

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changes in our customer base and platform offerings;

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the addition or loss of customers;

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changes in advertising budget allocations, agency affiliations or marketing strategies;

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changes to our product, media, customer or channel mix;

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changes and uncertainty in the regulatory environment for us, advertisers or publishers;

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changes in the economic prospects of advertisers or the economy generally, which could alter advertisers’ spending priorities, or could increase the time or costs required to complete advertising inventory sales;

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the possible effects of the widespread domestic and global impact of the COVID-19 pandemic, including on general economic conditions, public health and consumer demand and financial markets;

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changes in the availability of advertising inventory through real-time advertising exchanges or in the cost of reaching end consumers through digital advertising;

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disruptions or outages on our platform;

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the introduction of new technologies or offerings by our competitors;

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changes in our capital expenditures as we acquire the hardware, equipment and other assets required to support our business;

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timing differences between our payments for advertising inventory and our collection of related advertising revenue;

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the length and unpredictability of our sales cycle; and

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costs related to acquisitions of businesses or technologies, or employee recruiting.

Based upon the factors above and others beyond our control, we have a limited ability to forecast our future revenue, costs and expenses, and as a result, our operating results may, from time to time, fall below our estimates or the expectations of analysts and investors.
Seasonal fluctuations in advertising activity could have a material impact on our revenue, cash flow and operating results.
Our revenue, cash flow, operating results and other key operating and performance metrics may vary from quarter to quarter due to the seasonal nature of our customers’ spending on advertising campaigns. Pricing of digital ad impressions in the fourth quarter is likely to be higher due to increased demand. In addition, adverse economic conditions or economic uncertainty may cause advertisers to decrease purchases of digital ad impressions, adversely affecting our revenue and results of operations. For example, if Google and Facebook become the preferred destinations for advertisers, lower demand for ad impressions processed on our platform could cause publishers to reduce their use of our platform or to cease using it altogether. A decline in the market for programmatic advertising or the failure of that market to grow as expected could also adversely affect our business, results of operations and financial condition. Any decline in the volume or perceived quality of the ad impressions available on our platform could further reduce demand. Any such developments could have a material adverse effect on our business, results of operations and financial condition. Political advertising could also cause our revenue to increase during election cycles and decrease during other periods, making it difficult to predict our revenue, cash flow and operating results, all of which could fall below our expectations.
Our charter documents and Delaware law could discourage takeover attempts and other corporate governance changes.
Our certificate of incorporation and bylaws in effect upon completion of this offering contain provisions that could delay or prevent a change in control of our Company. These provisions could also make it difficult for stockholders to elect directors that are not nominated by the current members of our board of directors or take other corporate actions, including effecting changes in our management. These provisions include certain provisions that:

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permit the board of directors to establish the number of directors and fill any vacancies and newly created directorships;

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provide that, after a removal for cause, vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum;

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prohibit cumulative voting in the election of directors;

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require majority voting to amend our certificate of incorporation and bylaws;

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authorize the issuance of “blank check” preferred stock that our board of directors could use to implement a stockholder rights plan;

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restrict the forum for certain litigation against us to Delaware or federal courts;

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permit our board of directors to alter our bylaws without obtaining stockholder approval; and

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establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings.

In addition, as a Delaware corporation, we are subject to Section 203 of the Delaware General Corporation Law (the “DGCL”). These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us for a period of time without the approval of our board of directors. In addition, our credit facility includes, and other debt instruments we may enter into in the future may include, provisions entitling the lenders to demand immediate repayment of all borrowings upon the occurrence of certain change of control events relating to us, which also could discourage, delay or prevent a business combination transaction.
The requirements of being a public company may strain our resources, divert our management’s attention and affect our ability to attract and retain qualified board members.
As a public company, we will be subject to the reporting requirements of the Exchange Act, and will be required to comply with the applicable requirements of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the Nasdaq Capital Market, and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. Among other things, the Exchange Act requires that we file annual, quarterly and current reports with respect to our business and operating results and maintain effective disclosure controls and procedures and internal controls over financial reporting. Significant resources and management oversight will be required to maintain and, if required, improve our disclosure controls and procedures and internal controls over financial reporting to meet this standard. As a result, management’s attention may be diverted from other business concerns, which could harm our business and operating results. Although we have already hired additional employees to comply with these requirements, we may need to hire even more employees in the future, which will increase our costs and expenses.
We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.
We have broad discretion in the use of net proceeds that we receive in this offering and we may not use them effectively.
After giving effect to the use of proceeds described in “Use of Proceeds,” we expect to have remaining net proceeds, which we currently intend to use for working capital and other general corporate purposes, including potential future acquisition of, or investment in, technologies or businesses that complement our business. We have no present commitments or agreements to enter into any acquisitions or make any investments. Our management will have broad discretion in the application of the net proceeds, including possible acquisitions of, or investments in, businesses or technologies. The failure by our management to apply these funds effectively could harm our business, operating results and financial condition.

Reduced reporting and disclosure requirements applicable to us as an emerging growth company could make our Class A common stock less attractive to investors.
We are an emerging growth company and, for as long as we continue to be an emerging growth company, we may continue to avail ourselves of exemptions from various reporting requirements applicable to other public companies. Consequently, we are not required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act, and we are subject to reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of the dates such pronouncements are effective for public companies. We could be an emerging growth company for up to five years following the completion of this offering. We will cease to be an emerging growth company upon the earliest of: (i) the end of the fiscal year following the fifth anniversary of this offering, (ii) the first fiscal year after our annual gross revenue is $1.07 billion or more, (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in nonconvertible debt securities or (iv) the end of any fiscal year in which the market value of our Class A common stock held by non-affiliates exceeded $700 million as of the end of the second quarter of that fiscal year. We cannot predict whether investors will find our Class A common stock less attractive if we choose to rely on these exemptions. If some investors find our Class A common stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our Class A common stock, and the price of our Class A common stock may be more volatile.
Our shares of Class A common stock will be subject to potential delisting if we do not continue to maintain the listing requirements of the Nasdaq Capital Market.
We have applied to have our shares of Class A common stock listed on the Nasdaq Capital Market, under the symbol “DRCT.” The Nasdaq Capital Market has rules for continued listing, including, without limitation, minimum market capitalization and other requirements. Failure to maintain our listing, or de-listing from the Nasdaq Capital Market, would make it more difficult for shareholders to sell our securities and more difficult to obtain accurate price quotations on our securities. This could have an adverse effect on the price of our Class A common stock. Our ability to issue additional securities for financing or other purposes, or otherwise to arrange for any financing we may need in the future, may also be materially and adversely affected if our Class A common stock is not traded on a national securities exchange.
Because we do not anticipate paying any cash dividends on our Class A common stock in the foreseeable future, capital appreciation, if any, will be your sole source of gains.
We have never declared or paid any dividends on our Class A common stock. We currently intend to retain any earnings to finance the operation and expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors. In addition, the terms of our existing debt arrangements preclude us from paying dividends and our future debt agreements, if any, may contain similar restrictions. As a result, you may only receive a return on your investment in our Class A common stock if the market price of our Class A common stock increases.
The trading price of the shares of our Class A common stock is likely to be volatile, and purchasers of our Class A common stock could incur substantial losses.
Technology stocks historically have experienced high levels of volatility. The trading price of our Class A common stock following this offering may fluctuate substantially. Following the completion of this offering, the market price of our Class A common stock may be higher or lower than the price you pay in the offering, depending on many factors, some of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to incur substantial losses, including all of your investment in our Class A common stock. Factors that could cause fluctuations in the trading price of our Class A common stock include the following:
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significant volatility in the market price and trading volume of technology companies in general and of companies in the digital advertising industry in particular;

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announcements of new solutions or technologies, commercial relationships, acquisitions or other events by us or our competitors;

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price and volume fluctuations in the overall stock market from time to time;

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changes in how customers perceive the benefits of our platform and future offerings;

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the public’s reaction to our press releases, other public announcements and filings with the SEC;

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fluctuations in the trading volume of our shares or the size of our public float;

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sales of large blocks of our Class A common stock;

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actual or anticipated changes or fluctuations in our results of operations or financial projections;

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changes in actual or future expectations of investors or securities analysts;

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litigation involving us, our industry or both;

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governmental or regulatory actions or audits;

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regulatory developments applicable to our business, including those related to privacy in the United States or globally;

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general economic conditions and trends;

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major catastrophic events in our domestic and foreign markets; and

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departures of key employees.

We are a “controlled company” for purposes of the Nasdaq Marketplace Rules and, as a result, qualify for, and may rely on, exemptions and relief from certain corporate governance requirements. If we rely on these exemptions, our stockholders will not have the same protections afforded to stockholders of companies that are subject to such requirements.
Following this offering, DDM will beneficially own approximately    % of the combined voting power of our Class A and Class B common stock. As a result, we will be a “controlled company” within the meaning of the Nasdaq corporate governance standards. Under these corporate governance standards, a company of which more than 50% of the voting power in the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements. For example, controlled companies are not required to have:
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a board that is composed of a majority of “independent directors,” as defined under the Nasdaq rules;

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a compensation committee that is composed entirely of independent directors; and

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director nominations be made, or recommended to the full board of directors, by its independent directors, or by a nominations/governance committee that is composed entirely of independent directors.

While we do not intend to rely on the exemptions related to being a “controlled company” within the meaning of the Nasdaq rules, we may utilize these exemptions for as long as we continue to qualify as a “controlled company.” Accordingly, our stockholders may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the Nasdaq Capital Market. Investors may find our Class A common stock less attractive as a result of our reliance on these exemptions. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock and our stock price may be more volatile.

General Risks
Failure to manage our growth effectively could cause our business to suffer and have an adverse effect on our business, operating results and financial condition.
We have experienced significant growth in a short period of time. To manage our growth effectively, we must continually evaluate and evolve our organization. We must also manage our employees, operations, finances, technology and development and capital investments efficiently. Our efficiency, productivity and the quality of our platform and customer service may be adversely impacted if we do not train our new personnel, particularly our sales and support personnel, quickly and effectively, or if we fail to appropriately coordinate across our organization. Additionally, our rapid growth may place a strain on our resources, infrastructure and ability to maintain the quality of our platform. You should not consider our revenue growth and levels of profitability in recent periods as indicative of future performance. In future periods, our revenue or profitability could decline or grow more slowly than we expect. Failure to manage our growth effectively could cause our business to suffer and have an adverse effect on our operating results and financial condition.
If securities or industry analysts do not publish research or reports about our business, or publish inaccurate or unfavorable research reports about our business, our share price and trading volume could decline.
The trading market for our Class A common stock will partially depend on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us should downgrade our shares or change their opinion of our business prospects, our share price would likely decline. If one or more of these analysts ceases coverage of us or fails to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.
Our reported financial results may be adversely affected by changes in accounting principles generally accepted in the United States. If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our results of operations could be adversely affected.
U.S. generally accepted accounting principles (“GAAP”), are subject to interpretation by the Financial Accounting Standards Board (“FASB”), the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported results of operations and could affect the reporting of transactions already completed before the announcement of a change.
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes appearing elsewhere in this prospectus. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as discussed in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates.” The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities and equity, and the amount of revenue and expenses that are not readily apparent from other sources. Significant estimates, judgments, and assumptions used in our financial statements include, but are not limited to, those related to revenue recognition, accounts receivable and related reserves, useful lives and realizability of long lived assets, capitalized internal-use software development costs, assumptions used in the valuation of warrants, accounting for stock-based compensation, and valuation allowances against deferred tax assets. These estimates are periodically reviewed for any changes in circumstances, facts and experience. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the market price of our Class A common stock.
Global and national financial events may have an impact on our business and financial condition in ways that we currently cannot predict.
A credit crisis, turmoil in the global or U.S. financial system, recession or similar possible events in the future could negatively impact us. A financial crisis or recession may limit our ability to raise capital through credit and equity markets. The prices for the products and services that we intend to provide may be affected by a number of factors, and it is unknown how these factors may be impacted by a global or national financial event.
If our estimates or judgments relating to our critical accounting policies are erroneous or based on assumptions that change or prove to be incorrect, our operating results could fall below the expectations of securities analysts and investors, resulting in a decline in our stock price.
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on our best judgment, historical experience, information derived from third parties and on various other assumptions that we believe to be reasonable under the circumstances, as discussed in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenue and expenses that are not readily apparent from other sources. Our operating results may be adversely affected if our judgments prove to be wrong, assumptions change or actual circumstances differ from those in our assumptions, which could cause our operating results to fall below the expectations of securities analysts and investors, resulting in a decline in our stock price. Significant assumptions and estimates used in preparing our consolidated financial statements include those related to revenue recognition, stock-based compensation and income taxes.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements within the meaning of federal securities laws and which are subject to certain risks, trends and uncertainties. We use words such as “could,” “would,” “may,” “might,” “will,” “expect,” “likely,” “believe,” “continue,” “anticipate,” “estimate,” “intend,” “plan,” “project” and other similar expressions to identify forward-looking statements, but not all forward-looking statements include these words. All of our forward-looking statements involve estimates and uncertainties that could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. Accordingly, any such statements are qualified in their entirety by reference to the information described under the caption “Risk Factors” and elsewhere in this prospectus.
The forward-looking statements contained in this prospectus are based on assumptions that we have made in light of our industry experience and our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this prospectus, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond our control) and assumptions. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance expressed in or implied by the forward-looking statements. We believe these factors include, but are not limited to, the following:
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our dependence on the overall demand for advertising, which could be influenced by economic downturns;

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any slow or unanticipated development in the market for programmatic advertising campaigns;

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the effects of health epidemics, such as the ongoing global COVID-19 pandemic;

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operational and performance issues with our platform, whether real or perceived, including a failure to respond to technological changes or to upgrade our technology systems;

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any significant inadvertent disclosure or breach of confidential and/or personal information we hold, or of the security of our or our customers’, suppliers’ or other partners’ computer systems;

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any unavailability or non-performance of the non-proprietary technology, software, products and services that we use;

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unfavorable publicity and negative public perception about our industry, particularly concerns regarding data privacy and security relating to our industry’s technology and practices, and any perceived failure to comply with laws and industry self-regulation;

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restrictions on the use of third-party “cookies,” mobile device IDs or other tracking technologies, which could diminish our platform’s effectiveness;

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any inability to compete in our intensely competitive market;

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any significant fluctuations caused by our high customer concentration;

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our limited operating history, which could result in our past results not being indicative of future operating performance;

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any violation of legal and regulatory requirements or any misconduct by our employees, subcontractors, agents or business partners;

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any strain on our resources, diversion of our management’s attention or impact on our ability to attract and retain qualified board members as a result of being a public company;

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as a holding company, we will depend on distributions from DDH LLC to pay our taxes, expenses (including payments under the Tax Receivable Agreement) and dividends;

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DDH LLC may make distributions of cash to us substantially in excess of the amounts we use to make distributions to our stockholders and pay our expenses (including our taxes and payments under the Tax Receivable Agreement), which, to the extent not distributed as dividends on our Class A common stock, would benefit the Continuing LLC Owners as a result of their ownership of Class A common stock upon an exchange or redemption of their LLC Units; and
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other factors and assumptions discussed in this prospectus under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.”

Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove to be incorrect, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and except as required by law, we undertake no obligation to update any forward-looking statement contained in this prospectus to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances. New factors that could cause our business not to develop as we expect emerge from time to time, and it is not possible for us to predict all of them. Further, we cannot assess the impact of each currently known or new factor on our results of operations or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

USE OF PROCEEDS
We estimate that the net proceeds from the sale of our Class A common stock that we are offering will be approximately $      million (or approximately $      million if the underwriters’ option to purchase additional shares of our Class A common stock from us is exercised in full), based on an assumed public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering to purchase           newly issued LLC Units (or           LLC Units if the underwriters exercise in full their option to purchase additional shares of Class A common stock) directly from DDH LLC at a purchase price per LLC Unit equal to the initial public offering price per share of Class A common stock less the underwriting discounts and commissions.
We intend to cause DDH LLC to use such proceeds (together with any additional proceeds it may receive if the underwriters exercise their option to purchase additional shares of Class A common stock), after deducting estimated offering expenses, together with our existing cash and cash equivalents, to purchase certain LLC Units held by USDM for an aggregate purchase price of $      and for working capital and general corporate purposes, including potential future acquisition of, or investment in, technologies or businesses that complement our business. We have no present commitments or agreements to enter into any such acquisitions or make any such investments. Pending these uses, we may invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities such as money market accounts, certificates of deposit, commercial paper and guaranteed obligations of the U.S. government.
Each $1.00 increase or decrease in the assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the net proceeds that we receive from this offering by approximately $      , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us. Similarly, each increase or decrease of                 shares of Class A common stock offered by us in this offering would increase or decrease the net proceeds that we receive from this offering by approximately $      , assuming the assumed initial public offering price remains the same and after deducting the estimated underwriting discounts and commissions payable by us.
This expected use of the net proceeds from this offering represents our intentions based upon our current financial condition, results of operations, business plans and conditions. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the closing of this offering or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering.

DIVIDEND POLICY
Since our inception, we have not paid any dividends on our Class A common stock, and we currently expect that, for the foreseeable future, all earnings will be retained for the development of our business and no dividends will be declared or paid. In the future, our board of directors may decide, at its discretion, whether dividends may be declared and paid, taking into consideration, among other things, our earnings, operating results, financial condition and capital requirements, general business conditions and other pertinent facts. Holders of our Class B common stock are not entitled to participate in any dividends declared by our board of directors.
Upon the completion of this offering, Direct Digital Holdings will be a holding company and will have no material assets other than its ownership of LLC Units. Accordingly, we will depend on distributions from DDH LLC to pay our taxes and expenses, including payments under the Tax Receivable Agreement. The limited liability company agreement of DDH LLC that will be in effect at the time of this offering provides that certain distributions intended to cover the taxes of DDH LLC’s owners will be made based upon assumed tax rates and other assumptions provided in the DDH LLC Agreement. See the section titled “Certain Relationships and Related Person Transactions — DDH LLC Agreement” for more information. Additionally, in the event Direct Digital Holdings declares any cash dividends, we intend to cause DDH LLC to make distributions to Direct Digital Holdings in an amount sufficient to cover such cash dividends declared by us. If DDH LLC makes such distributions to Direct Digital Holdings, the Continuing LLC Owners will also be entitled to receive the respective equivalent pro rata distributions in accordance with the percentages of their respective LLC Units. See the section titled “Risk Factors — Risks Related to Our Organizational Structure.” To the extent that the tax distributions we receive exceed the amounts we actually require to pay taxes, Tax Receivable Agreement payments and other expenses, we will not be required to distribute such excess cash.
DDH LLC’s ability to make such distributions may be subject to various limitations and restrictions. In addition, DDH LLC is generally prohibited under Delaware law from making a distribution to a member to the extent that, at the time of the distribution, after giving effect to the distribution, liabilities of DDH LLC (with certain exceptions) exceed the fair value of its assets. DDH LLC’s subsidiaries are generally subject to similar legal limitations on its ability to make distributions to DDH LLC.

ORGANIZATIONAL TRANSACTIONS
Existing Organization
Prior to the completion of this offering and the Organizational Transactions described below, the Continuing LLC Owners were the only owners of DDH LLC. DDH LLC is treated as a partnership for U.S. federal income tax purposes and, as such, generally is not subject to any U.S. federal entity-level income taxes. Rather, taxable income or loss is included in the U.S. federal income tax returns of DDH LLC’s members.
Direct Digital Holdings was incorporated as a Delaware corporation on August 23, 2021 and is the issuer of the Class A common stock being offered in this offering.
Organizational Transactions
In connection with the closing of this offering, we will consummate the following organizational transactions, which we refer to collectively as the “Organizational Transactions”:
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we will amend and restate the DDH LLC Agreement to, among other things, appoint Direct Digital Holdings as the sole managing member of DDH LLC and effectuate a recapitalization of all outstanding preferred units and common units into a single class of economic nonvoting units of DDH LLC. We will otherwise operate as a holding company. Direct Digital Holdings will include DDH LLC in its consolidated financial statements;

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we will amend and restate the Direct Digital Holdings certificate of incorporation to, among other things, provide for Class A common stock, each share of which entitles its holders to one vote per share, and Class B common stock, each share of which entitles its holders to one vote per share on all matters presented to Direct Digital Holdings’ stockholders;

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we will cause DDH LLC to purchase a number of the LLC Units held by USDM for an aggregate purchase price of $      ;

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the Continuing LLC Owners will continue to own the LLC Units they receive in exchange for their outstanding common units in DDH LLC, representing approximately    % of the economic interest in the business of DDH LLC and its subsidiaries (or approximately    %, if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and we will issue shares of Class B common stock, each share of which entitles its holder to one vote per share, to the Continuing LLC Owners on a one-to-one basis with the number of LLC Units each Continuing LLC Owner owns upon the consummation of the Organizational Transactions, for nominal consideration; the LLC Units, following the completion of this offering, will be redeemable, at the Continuing LLC Owners’ election from time to time, for newly issued shares of Class A common stock on a one-for-one basis (subject to customary adjustments, including for stock splits, stock dividends and reclassifications) in accordance with the terms of the DDH LLC Agreement; provided that, at Direct Digital Holdings’ election, Direct Digital Holdings may effect a direct exchange of such Class A common stock or make a cash payment equal to a volume weighted average market price of one share of Class A common stock for each LLC Unit redeemed in accordance with the terms of the DDH LLC Agreement. Shares of Class B common stock will be cancelled on a one-for-one basis if we, at the election of the Continuing LLC Owners that hold Class B common stock, redeem or exchange such holders’ LLC Units pursuant to the terms of the DDH LLC Agreement;

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Direct Digital Holdings will enter into (i) the Tax Receivable Agreement with the Continuing LLC Owners and DDH LLC, and (ii) a registration rights agreement, or the Registration Rights Agreement, with the Continuing LLC Owners;

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Direct Digital Holdings will issue                 shares of Class A common stock to the purchasers in this offering (or                 shares of our Class A common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock); and

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Direct Digital Holdings will use all of the net proceeds from this offering (including any net proceeds received upon exercise of the underwriters’ option to purchase additional shares of Class A common stock) to acquire newly issued LLC Units from DDH LLC at a purchase price per interest equal to the initial public offering price per share of Class A common stock, less underwriting discounts and commissions, collectively representing    % of DDH LLC’s outstanding LLC Units (or    %, if the underwriters exercise in full their option to purchase additional shares of Class A common stock). Following the completion of this offering, Direct Digital Holdings will hold a number of LLC Units that is equal to the number of shares of Class A common stock that it has issued, a relationship that we believe fosters transparency because it results in a single share of Class A common stock representing the same percentage ownership in DDH LLC as a single unit of LLC Units. See the section titled “Certain Relationships and Related Person Transactions — DDH LLC Agreement.”
Organizational Structure Following This Offering
Immediately following the completion of the Organizational Transactions, including this offering:
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Direct Digital Holdings will be a holding company and the principal asset of Direct Digital Holdings will be our interests in DDH LLC;

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Direct Digital Holdings will be the sole managing member of DDH LLC and will control the business and affairs of DDH LLC and its subsidiaries;

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Direct Digital Holdings’ amended and restated certificate of incorporation and the DDH LLC Agreement will require that we and DDH LLC at all times maintain a one-to-one ratio between the number of shares of Class A common stock issued by us and the number of LLC Units owned by us, as well as a one-to-one ratio between the number of shares of Class B common stock owned by the Continuing LLC Owners and the number of LLC Units owned by the Continuing LLC Owners;

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Direct Digital Holdings will own LLC Units representing    % of the economic interest in DDH LLC (or    %, if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

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the purchasers in this offering (i) will own                 shares of Class A common stock, representing approximately    % of the combined voting power of all of Direct Digital Holdings common stock (or                 shares of Class A common stock, representing approximately     %, if the underwriters exercise in full their option to purchase additional shares of Class A common stock), (ii) will own 100% of the economic interest in Direct Digital Holdings and (iii) through Direct Digital Holdings ownership of LLC Units, indirectly will hold approximately    % of the economic interest in DDH LLC (or    % if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

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the Continuing LLC Owners will own (i) through their ownership of Class B common stock approximately    % of the voting power in Direct Digital Holdings (or approximately    %, if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and (ii) LLC Units, representing    % of the economic interest in DDH LLC (or    %, if the underwriters exercise in full their option to purchase additional shares of Class A common stock). Following the completion of the offering, each LLC Unit held by the Continuing LLC Owners will be redeemable, at their election (subject to the terms of the DDH LLC Agreement) from time to time, for newly issued shares of Class A common stock on a one-for-one basis (subject to customary adjustments, including for stock splits, stock dividends and reclassifications) in accordance with the terms of the DDH LLC Agreement; provided that, at Direct Digital Holdings’ election, Direct Digital Holdings may effect a direct exchange of such Class A common stock or a cash payment equal to a volume weighted average market price of one share of Class A common stock for each LLC Unit redeemed in accordance with the terms of the DDH LLC Agreement. Shares of Class B common stock will be cancelled on a one-for-one basis if we, at the election of the Continuing LLC Owners, redeem or exchange their LLC Units pursuant to the terms of the DDH LLC Agreement. See the section titled “Certain Relationships and Related Person Transactions — DDH LLC Agreement;” and

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Direct Digital Holdings will enter into (i) the Tax Receivable Agreement with the Continuing LLC Owners and DDH LLC and (ii) the Registration Rights Agreement with the Continuing LLC Owners.

Our corporate structure following the completion of this offering, as described below, is commonly referred to as an umbrella partnership-C-corporation, or Up-C, structure, which is often used by partnerships and limited liability companies when they undertake an initial public offering of their business. The Up-C structure will allow the Continuing LLC Owners to retain their equity ownership in DDH LLC and to continue to realize tax benefits associated with owning interests in an entity that is treated as a partnership, or “passthrough” entity, for U.S. federal income tax purposes following the completion of the offering. Investors in this offering will, by contrast, hold their equity ownership in Direct Digital Holdings, a Delaware corporation that is a domestic corporation for U.S. federal income tax purposes, in the form of shares of Class A common stock. The Continuing LLC Owners will hold LLC Units and, in the case of Continuing LLC Owners who do not exchange their LLC Units for shares of our Class A common stock in connection with the completion of this offering, an equal number of shares of Class B common stock in Direct Digital Holdings. One of the tax benefits to the Continuing LLC Owners associated with this structure is that future taxable income of DDH LLC that is allocated to the Continuing LLC Owners will be taxed on a pass-through basis and therefore will not be subject to corporate taxes at the entity level. Additionally, the Continuing LLC Owners may, from time to time, redeem or exchange their LLC Units for newly issued shares of our Class A common stock on a one-for-one basis or, at our option, for cash. The Up-C structure also provides the Continuing LLC Owners with potential liquidity that holders of non-publicly traded limited liability companies are not typically afforded. If we generate sufficient taxable income, Direct Digital Holdings expects to benefit from the Up-C structure because, in general, we expect cash tax savings in amounts equal to 15% of the Tax Attributes, as described above, arising from such redemptions or exchanges of the Continuing Owners’ LLC Units for Class A Common Stock or cash and certain other tax benefits covered by the Tax Receivable Agreement discussed in the section titled “Certain Relationships and Related Person Transactions — Tax Receivable Agreement.” See the section titled “Risk Factors — Risks Related to Our Organizational Structure” for more information.
Immediately following the completion of this offering and the application of net proceeds therefrom, Direct Digital Holdings will be a holding company and our principal asset will be the LLC Units we purchase from DDH LLC. As a result, Direct Digital Holdings will have no independent means of generating revenue. As the sole managing member of DDH LLC, Direct Digital Holdings will operate and control all of the business and affairs of DDH LLC and, through DDH LLC and its subsidiaries, conduct our business. Accordingly, we will have the sole voting interest in, and control the management of, DDH LLC. As a result, Direct Digital Holdings will consolidate DDH LLC in our consolidated financial statements and will report a non-controlling interest related to the LLC Units held by the Continuing LLC Owners on our consolidated financial statements. Direct Digital Holdings will have a board of directors and executive officers and employees.
DDH LLC will be treated as a partnership for U.S. federal income tax purposes and, as such, will generally not be subject to U.S. federal income tax. Instead, taxable income will be allocated to holders of LLC Units, including Direct Digital Holdings. Accordingly, Direct Digital Holdings will incur income taxes on its allocable share of any net taxable income of DDH LLC. Pursuant to the DDH LLC Agreement, DDH LLC will make cash distributions to the owners of LLC Units in an amount sufficient to fund their tax obligations in respect of the cumulative taxable income in excess of cumulative taxable losses of DDH LLC that is allocated to them, to the extent previous distributions from DDH LLC have been insufficient. In addition to tax expenses, Direct Digital Holdings also will incur expenses related to its operations, plus payments under the Tax Receivable Agreement, which Direct Digital Holdings expects will be significant. Direct Digital Holdings intends to cause DDH LLC to make distributions or, in the case of certain expenses, payments in an amount sufficient to allow Direct Digital Holdings to pay its taxes and operating expenses, including distributions to fund any ordinary course payments due under the Tax Receivable Agreement.
As the sole managing member of DDH LLC, Direct Digital Holdings will have the right to determine when distributions will be made to the holders of LLC Units in DDH LLC and the amount of any such distributions (subject to the requirements with respect to the tax distributions described above). If Direct Digital Holdings authorizes a distribution, such distribution will be made to the holders of LLC Units, including Direct Digital Holdings, generally pro rata in accordance with their respective ownership of DDH LLC, provided that Direct Digital Holdings as sole managing member will be entitled to non-pro rata distributions for certain fees and expenses.

As noted above, the Continuing LLC Owners will also hold a number of shares of our Class B common stock initially equal to the number of LLC Units held by such person. Although these shares have no economic rights, they will allow such Continuing LLC Owners to directly exercise voting power at Direct Digital Holdings, the sole managing member of DDH LLC. Under Direct Digital Holdings’ amended and restated certificate of incorporation, each share of Class B common stock will be entitled to one vote per share.
The DDH LLC Agreement will provide that as a general matter a Continuing LLC Owner will not have the right to exchange LLC Units if Direct Digital Holdings determines that such exchange would be prohibited by law or regulation or would violate other agreements with us to which the Continuing LLC Owner may be subject, including the DDH LLC Agreement. Additionally, the DDH LLC Agreement contains restrictions on redemptions and exchanges intended to prevent DDH LLC from being treated as a “publicly traded partnership” for U.S. federal income tax purposes. These restrictions are modeled on certain safe harbors provided for under applicable U.S. federal income tax law. Direct Digital Holdings may impose additional restrictions on exchange that Direct Digital Holdings determines to be necessary or advisable so that DDH LLC is not treated as a “publicly traded partnership” for U.S. federal income tax purposes. As a holder redeems or exchanges LLC Units, the number of LLC Units held by Direct Digital Holdings is correspondingly increased, and if the redeeming or exchanging Continuing LLC Owner holds Class B common stock, a corresponding number of such shares of Class B common stock are cancelled. See the section titled “Certain Relationships and Related Person Transactions — DDH LLC Agreement” for more information. Subject to the foregoing, the Continuing LLC Owners of DDH LLC, from time to time following the completion of this offering, may, subject to the terms of the DDH LLC Agreement, exchange their LLC Units for common stock on a one-to-one basis in accordance with the terms of the DDH LLC Agreement, and a corresponding number of such shares of Class B common stock will be cancelled; provided that, at Direct Digital Holdings’ election, Direct Digital Holdings may effect a direct exchange of such Class A common stock or make a cash payment equal to a volume weighted average market price of one share of Class A common stock for each LLC Unit redeemed in accordance with the terms of the DDH LLC Agreement.
Following This Offering
The Continuing LLC Owners of DDH LLC, from time to time following the completion of this offering, may, subject to the terms of the DDH LLC Agreement, exchange their LLC Units for common stock on a one-to-one basis in accordance with the terms of the DDH LLC Agreement, and a corresponding number of such shares of Class B common stock will be cancelled; provided that, at Direct Digital Holdings’ election, Direct Digital Holdings may effect a direct exchange of such Class A common stock or make a cash payment equal to a volume weighted average market price of one share of Class A common stock for each LLC Unit redeemed in accordance with the terms of the DDH LLC Agreement. Any shares of Class B common stock will be cancelled on a one-for-one basis if we, at the election of the Continuing LLC Owners, redeem or exchange such LLC Units pursuant to the terms of the DDH LLC Agreement. These exchanges and redemptions are expected to result in increases in the tax basis of the assets of DDH LLC that otherwise would not have been available. Increases in tax basis resulting from such exchanges may reduce the amount of tax that Direct Digital Holdings would otherwise be required to pay in the future. This tax basis may also decrease the gains (or increase the losses) on future dispositions of certain assets to the extent tax basis is allocated to those assets.
Direct Digital Holdings will enter into a Tax Receivable Agreement with DDH LLC and each of the Continuing LLC Owners that will provide for the payment by Direct Digital Holdings of 85% of the amount of the calculated tax savings, if any, that Direct Digital Holdings realizes, or in some circumstances is deemed to realize, as a result of this existing and increased tax basis and certain other tax benefits related to it entering into the Tax Receivable Agreement, including tax benefits attributable to payments under the Tax Receivable Agreement. These payment obligations are obligations of Direct Digital Holdings and not of DDH LLC. See the section titled “Certain Relationships and Related Person Transactions — Tax Receivable Agreement” for additional information.
Direct Digital Holdings may accumulate cash balances in future years resulting from distributions from DDH LLC exceeding its tax or other liabilities. To the extent Direct Digital Holdings does not use such cash balances to pay a dividend on or repurchase shares of Class A common stock and instead decides to hold or recontribute such cash balances to DDH LLC for use in its operations, Continuing LLC Owners who exchange LLC Units and, if applicable, shares of Class B common stock for shares of Class A common stock in the future could also benefit from any value attributable to such accumulated cash balances.
See the section titled “Description of Capital Stock” for more information about our amended and restated certificate of incorporation and the terms of the Class A common stock and Class B common stock. See the section titled “Certain Relationships and Related Person Transactions” for more information about (i) the DDH LLC Agreement, including the terms of the LLC Units and the exchange and redemption right of the Continuing LLC Owners; (ii) the Tax Receivable Agreement; and (iii) the Registration Rights Agreement. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Tax Receivable Agreement” for more information about expected payments under the Tax Receivable Agreement.
The diagram below depicts our organizational structure after giving effect to the Organizational Transactions, including this offering, assuming no exercise by the underwriters of their option to purchase additional shares of Class A common stock:

CAPITALIZATION
The table below shows our cash and cash equivalents and capitalization as of December 31, 2020:
•
of DDH LLC on an actual basis;

•
of Direct Digital Holdings on a pro forma basis to give effect to the Organizational Transactions, excluding the effects of this offering; and

•
of Direct Digital Holdings on a pro forma as adjusted basis to give effect to the Organizational Transactions, including the sale of                 shares by us in this offering at an assumed price to the public of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, resulting in net proceeds to us of approximately $      after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma and pro forma as adjusted information below is illustrative only, and our capitalization following the closing of this offering will depend on the actual initial public offering price and other terms of this offering determined at pricing. You should read the following information together with the information contained under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Unaudited Pro Forma Consolidated Financial Information” and with our condensed consolidated financial statements and the accompanying notes appearing elsewhere in this prospectus.
	As of December 31, 2020
	Actual	Pro forma for the Organizational Transactions excluding the offering (unaudited)(1)	Pro forma as adjusted for the Organizational Transactions and the offering (unaudited)(1)
Cash and cash equivalents	$1,611,998	$
Debt:
Long-term debt	21,694,688
Members’/stockholders’ (deficit) equity:
Members’ deficit attributable to Direct Digital Holdings, LLC	(1,925,951)
Units, 34,182 and 28,545 units issued and outstanding; 1,000,000 units authorized issued or outstanding, pro forma or pro forma as adjusted	4,294,241
Class A common stock, $ par value per share; no shares authorized, issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma; and shares authorized, shares issued and outstanding, pro forma as adjusted	—
Class B common stock, $ par value per share; no shares authorized, issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma; and shares authorized, shares issued and outstanding, pro forma as adjusted	—
Additional paid-in capital	—
Total members’/stockholders’ (deficit) equity	2,368,290
Total capitalization	$24,062,978	$

(1)
If the underwriters’ option to purchase up to an additional                 shares of our Class A common stock is exercised in full, (i) an additional                 shares of Class A common stock would be issued and we would receive approximately $      in additional net proceeds, based on the

assumed initial public offering price per share of $      , which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us; and (ii) cash and cash equivalents, total stockholders’ equity and total capitalization would each also increase by approximately $      .
Each $1.00 increase (decrease) in the assumed initial public offering price per share of $      , which is the midpoint of the price range set forth on the cover page of this prospectus, assuming no change in the number of shares to be sold, would increase (decrease) the net proceeds that we receive in this offering and each of total stockholders’ equity and total capitalization by approximately $     million (or $     million if the underwriters exercise the over-allotment option in full), after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, an increase (decrease) of                 shares of our Class A common stock offered by us in this offering, assuming no change in the offering price, would increase (decrease) the new proceeds that we receive in this offering and each of total stockholders’ equity and total capitalization by approximately $      million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
The number of our shares of Class A common stock to be outstanding immediately after this offering is based on                 shares of Class A common stock outstanding as of                 , 2021, after giving effect to the Organizational Transactions and excludes the following (all of which are calculated based on the assumed initial public offering price per share of $      , which is the midpoint of the price range set forth on the cover page of this prospectus):
•
       shares of Class A common stock reserved as of the closing date of this offering for future issuance upon redemption or exchange of LLC Units by the Continuing LLC Owners;

•
       shares of Class A common stock reserved for issuance under our 2021 Omnibus Incentive Plan; and

•
       shares of Class A common stock issuable upon the exercise of options (                 of which                 have vested) at a weighted average exercise price of $      as of                 , 2021.

DILUTION
The Continuing LLC Owners will maintain their LLC Units in DDH LLC after the Organizational Transactions. Because the Continuing LLC Owners do not own any Class A common stock or have any right to receive distributions from Direct Digital Holdings, we have presented dilution in pro forma net tangible book value per share after this offering assuming the Continuing LLC Owners had their LLC Units redeemed or exchanged for newly issued shares of Class A common stock on a one-for-one basis (rather than for cash), and the cancellation for no consideration of all of its shares of Class B common stock (which are not entitled to distributions from Direct Digital Holdings), in order to more meaningfully present the dilutive impact on the investors in this offering. We refer to the assumed redemption or exchange of all LLC Units owned by the Continuing LLC Owners for shares of Class A common stock as described in the previous sentence as the “Assumed Redemption.” We also note that the effect of the Assumed Redemption is to increase the assumed number of shares of Class A common stock outstanding before the offering, thereby decreasing the pro forma net tangible book value per share before the offering and correspondingly increasing the dilution per share to new Class A common stock investors.
If you invest in our Class A common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of Class A common stock and the pro forma as adjusted net tangible book value per share immediately after this offering. Dilution is the amount by which the offering price paid by the purchasers of the Class A common stock in this offering exceeds the pro forma net tangible book value per share of Class A common stock after the offering.
DDH LLC’s pro forma net tangible book value as of December 31, 2020 was $     million, or $     per share of Class A common stock. Our pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of our shares of Class A common stock outstanding as of December 31, 2020 after giving effect to the Organizational Transactions.
After giving effect to the Organizational Transactions, the Assumed Redemption and the sale by us of                 shares of Class A common stock in this offering, based on the assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2020 would have been $      million, or $      per share of Class A common stock. This amount represents an immediate dilution of $      per share to new investors purchasing Class A common stock in this offering. We determine dilution by subtracting the pro forma as adjusted net tangible book value per share after this offering from the initial public offering price per share paid by investors purchasing Class A common stock in this offering. The following table illustrates this dilution on a per share basis:
Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of December 31, 2020(1)(2)	$
Increase in pro forma as adjusted net tangible book value per share attributable to new investors purchasing shares in this offering	$
Pro forma as adjusted net tangible book value per share after giving effect to this offering		$
Dilution per share to new investors in this offering		$

(1)
The computation of pro forma net tangible book value per share as of December 31, 2020 before this offering and after the Assumed Redemption is set forth below:

Numerator:
Book value of tangible assets	$
Less: total liabilities
Pro forma net tangible book value(a)	$
Denominator:
Shares of Class A common stock outstanding immediately prior to this offering and after the Assumed Redemption
Pro forma net tangible book value per share	$

(a)
Gives pro forma effect to the Organizational Transactions (other than this offering) and the Assumed Redemption.

(2)
The computation of pro forma net tangible book value per share as of December 31, 2020 before this offering and before the Assumed Redemption is set forth below:

Numerator:
Book value of tangible assets	$
Less: total liabilities
Pro forma net tangible book value(a)	$
Denominator:
Shares of Class A common stock outstanding immediately prior to this offering and prior to any Assumed Redemption
Pro forma net tangible book value per share	$

(a)
Gives pro forma effect to the Organizational Transactions (other than this offering) and excludes the Assumed Redemption.

If the underwriters exercise their option to purchase additional shares of our Class A common stock from us in full, our pro forma as adjusted net tangible book value would be $      per share, and the dilution in pro forma net tangible book value per share to new investors in this offering would be $      per share.
The following table summarizes, as of December 31, 2020 after giving effect to this offering, the Organizational Transactions and the differences between the Continuing LLC Owners and new investors in this offering with regard to:
•
the number of shares of Class A common stock purchased from us by investors in this offering and the number of shares issued to the Continuing LLC Owners after giving effect to the Assumed Redemption,

•
the total consideration paid to us in cash by investors purchasing shares of Class A common stock in this offering and by the Continuing LLC Owners, and

•
the average price per share of Class A common stock that such Continuing LLC Owners and new investors paid.

•
The table below is based on an assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares of Class A Common Stock Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Continuing LLC Owners		%	$	%	$
New investors in this offering
Total		%	$	%	$
Except as otherwise indicated, the discussion and the tables above assume no exercise of the underwriters’ option to purchase additional shares of Class A common stock. The number of our shares of Class A common stock to be outstanding immediately after this offering is based on the           shares of our Class A common stock outstanding as of                 , 2021 after giving effect to the Organizational Transactions, and excludes the following (all of which are calculated based on the assumed initial public offering price per share of $      , which is the midpoint of the price range set forth on the cover page of this prospectus):
•
       shares of Class A common stock reserved as of the closing date of this offering for future issuance upon redemption or exchange of LLC Units by the Continuing LLC Owners;

•
       shares of Class A common stock reserved for issuance under our 2021 Omnibus Incentive Plan; and

•
       shares of Class A common stock issuable upon the exercise of options (                 of which                 have vested) at a weighted average exercise price of $      as of           , 2021.

Notwithstanding the foregoing, to the extent there is an increase in the initial public offering price, the number of shares of Class A common stock outstanding and shares of Class A common stock issuable upon redemption of LLC Units would decrease from the amounts noted herein; to the extent there is a decrease in the public offering price, the number of shares of Class A common stock outstanding and shares of Class A common stock issuable upon redemption of LLC Units would increase. However, to the extent there is an increase in the public offering price, the number of shares of Class A common stock issuable under awards would increase from the amounts noted herein; to the extent there is a decrease in the public offering price, the number of shares of Class A common stock issuable under awards would decrease. A $1.00 increase (decrease) in the assumed initial public offering price of $      per share, the midpoint of the price range set forth on the cover page of this prospectus, would result in a net decrease (increase) of approximately                 in the aggregate number of shares of Class A common stock outstanding,                 shares of Class A common stock issuable upon redemption of LLC Units and                 shares of Class A common stock issuable under stock awards. The relative magnitude of the change in shares of Class A common stock outstanding and shares of Class A common stock issuable upon redemption of LLC Units decreases as the per share price moves further away from the midpoint.
To the extent that options or other securities are issued under our equity incentive plans, or we issue additional shares of our Class A common stock or securities convertible into Class A common stock in the future, there will be further dilution to investors participating in this offering. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible securities, the issuance of these securities could result in further dilution to our stockholders.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION
The unaudited pro forma consolidated balance sheet as of December 31, 2020 and the unaudited pro forma consolidated statement of operations for the year ended December 31, 2020 present our consolidated financial position and results of operations after giving pro forma effect to:
(1)
the acquisition of Orange142, as if such transaction had occurred on January 1, 2020 for the unaudited pro forma consolidated statements of operations; and

(2)
the Organizational Transactions described under the section titled “Organizational Transactions,” as if such transactions occurred on December 31, 2020 for the unaudited pro forma consolidated balance sheet and on January 1, 2020 for the unaudited pro forma consolidated statement of operations.

Our historical consolidated financial information has been derived from the consolidated financial statements of DDH LLC and its subsidiaries and accompanying notes to the consolidated financial statements included elsewhere in this prospectus. Direct Digital Holdings was incorporated on August 23, 2021 and will have no material assets or results of operations until the completion of this offering. Therefore, its historical financial information is not included in the unaudited pro forma consolidated financial information.
The unaudited pro forma consolidated financial information has been prepared on the basis that we will be taxed as a corporation for U.S. federal and state income tax purposes and, accordingly, will become a taxpaying entity subject to U.S. federal, state and foreign income taxes. The unaudited pro forma consolidated financial information was prepared in accordance with Article 11 of SEC Regulation S-X. See the accompanying notes to the Unaudited Pro Forma Consolidated Financial Information for a discussion of assumptions made.
The unaudited pro forma consolidated financial information is not necessarily indicative of financial results that would have been attained had the described transactions occurred on the dates indicated above or that could be achieved in the future. The unaudited pro forma consolidated financial information also does not give effect to the potential impact of any anticipated synergies, operating efficiencies or cost savings that may result from the transactions or any integration costs that result from the Organizational Transactions or any costs that do not have a continuing impact. Future results may vary significantly from the results reflected in the unaudited pro forma consolidated statements of operations and should not be relied on as an indication of our results after the consummation of this offering and the other transactions contemplated by such unaudited pro forma consolidated financial information. However, our management believes that the assumptions provide a reasonable basis for presenting the significant effects of the transactions as contemplated and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma consolidated financial information.
As a public company, we will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. We expect to incur additional annual expenses related to these steps and, among other things, additional directors’ and officers’ liability insurance, director fees, costs to comply with the reporting requirements of the SEC, transfer agent fees, hiring of additional accounting, legal and administrative personnel, increased auditing and legal fees and similar expenses. We have not included any pro forma adjustments relating to these costs.
As described in greater detail under the section titled “Certain Relationships and Related Person Transactions — Tax Receivable Agreement,” in connection with the consummation of this offering, we will enter into the Tax Receivable Agreement with DDH LLC and the Continuing LLC Owners that will provide for the payment by Direct Digital Holdings to such Continuing LLC Owners of 85% of the amount of tax benefits, if any, that Direct Digital Holdings actually realized, or in certain circumstances is deemed to realize (calculated using certain assumptions) as a result of (i) increases in the tax basis of assets of DDH LLC resulting from (a) any future redemptions or exchanges of LLC Units described above under “— The Offering — Class B common stock exchange rights,” and (b) payments under the Tax Receivable Agreement and (ii) certain other tax benefits arising from payments under the Tax Receivable Agreement. Actual tax benefits realized by Direct Digital Holdings may differ from tax benefits calculated under the Tax Receivable Agreement as a result of the use of certain assumptions in the Tax Receivable Agreement, including the use of an assumed weighted-average state and local income tax rate to calculate tax benefits. This payment obligation is an obligation of Direct Digital Holdings but not of DDH LLC. See the section titled “Certain Relationships and Related Person Transactions — Tax Receivable Agreement.”
If we ever generate sufficient taxable income to utilize the tax benefits from the Organizational Transactions, we expect to benefit from the remaining 15% of cash savings, if any, that we realize. We do not expect to record a liability under the Tax Receivable Agreement as a result of the Organizational Transactions and the purchase of newly issued LLC Units from DDH LLC with a portion of the net proceeds from this offering. This is because the purchase of the LLC Units will not result in a taxable transaction, and we currently expect to record a full valuation allowance against the deferred tax asset created through the purchase of the LLC Units. Due to the uncertainty in the amount and timing of future redemptions or exchanges of LLC Units by the Continuing LLC Owners and purchases of LLC Units from the Continuing LLC Owners, the unaudited pro forma consolidated financial information assumes that no future redemptions or exchanges or purchases of LLC Units have occurred and therefore no increases in tax basis in the DDH LLC assets or other tax benefits that may be realized thereunder have been assumed in the unaudited pro forma consolidated financial information. However, if the Continuing LLC Owners were to redeem or exchange or sell us all of their LLC Units, we would recognize a deferred tax asset of approximately $      million and a liability under the Tax Receivable Agreement of approximately $      million, assuming: (i) all exchanges or purchases occurred on the same day; (ii) a price of $      per share of Class A common stock (the midpoint of the price range set forth on the cover page of this prospectus); (iii) a constant corporate tax rate of    %; (iv) that we will have sufficient taxable income to utilize the tax benefits of our estimated deferred tax asset and (v) no material changes in tax law. For each 5% increase (decrease) in the amount of LLC Units exchanged by or purchased from the Continuing LLC Unitholders (or their transferees of LLC Units or other assignees), our deferred tax asset would increase (decrease) by approximately $      million and the related liability would increase (decrease) by approximately $      million, assuming that the price per share of Class A common stock and corporate tax rate remain the same.
For each $1.00 increase (decrease) in the assumed initial public offering price of $      per share of Class A common stock, our deferred tax asset would increase (decrease) by approximately $      million and the related liability would increase (decrease) by approximately $      million, assuming that the number of LLC Units exchanged by or purchased from the Continuing LLC Unitholders (or their transferees of LLC Units and other assignees) and the corporate tax rate remain the same. These amounts are estimates and have been prepared for illustrative purposes only. The actual amount of deferred tax assets and liabilities under the Tax Receivable Agreement that we will recognize will differ based on, among other things, the timing of the exchanges and purchases, the price of our shares of Class A common stock at the time of the exchange or purchase, our ability to utilize the tax benefits from the Organizational Transactions, and the tax rates then in effect. The unaudited pro forma consolidated financial information should be read together with the sections titled “Risk Factors,” “Organizational Transactions,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited consolidated financial statements of DDH LLC and related notes thereto as well as the interim unaudited condensed consolidated financial statements of DDH LLC and related notes thereto included elsewhere in this prospectus.
Effective September 30, 2020, we acquired 100% of the equity interests of Orange142 valued at $26.2 million to further bolster the overall buy-side advertising platform and enhance our offerings across multiple industry verticals such as travel, healthcare, education, financial services, consumer products, etc. with particular emphasis on small- and mid-sized businesses transitioning into digital with growing digital media budgets. The total purchase price of $26.2 million was funded by a combination of cash, issuance of member common units, mandatorily redeemable preferred units, a facility term note and a revolving credit facility (see Notes 3, 5 and 6 to the consolidated financial statements). The acquisition was accounted for using the acquisition method of accounting and, accordingly, the consolidated statements of operations includes the results of operations of Orange142 beginning September 30, 2020.
The acquisition of Orange142 was recorded by allocating the total purchase consideration to the fair value of the net tangible assets acquired, including goodwill and intangible assets in accordance with FASB Accounting Codification Standard (“ASC”) 805, Business Combinations (“ASC 805”). The purchase consideration exceeded the fair value of the net assets resulting in goodwill of $4.1 million and intangible assets of $18.3 million. Intangible assets consist of $13.0 million of 10-year amortizable customer relationships, $3.5 million of 10-year amortizable trademarks and tradenames, and $1.5 million of 5-year amortizable non-compete agreements. We record the amortization expense on a straight-line basis over the life of the identifiable intangible assets.
The tables below present our historical results of operations of DDH LLC, the historical results of operations of Orange142, the Orange142 acquisition and Organizational Transactions pro forma adjustments assuming the Orange142 acquisition and Organizational Transactions occurred on January 1, 2020, for the year ended December 31, 2020:
	December 31, 2020
	Direct Digital Holdings, LLC	Orange142, LLC	Pro forma adjustments for the Orange142 acquisition (unaudited)	Pro forma adjustments for the Organizational Transactions excluding the offering (unaudited)		Notes	Pro Forma, as adjusted, for the Orange142 acquisition and Organizational Transactions (unaudited)
Revenues
Buy-side advertising	$9,656,165	$17,938,081	$—		$—		$
Sell-side advertising	2,821,354	—	—		—
Total revenues	12,477,519	17,938,081	—		—
Cost of revenues
Buy-side advertising	4,864,234	5,267,463	—		—
Sell-side advertising	2,440,975	—	—		—
Total cost of revenues	7,305,209	5,267,463	—		—
Gross profit	5,172,310	12,670,618	—
Operating expenses
Compensation, taxes and benefits	3,334,060	4,038,610	(277,584)		—	(1)
General and administrative	1,848,407	757,540	2,185,364		—	(2), (3)
Acquisition transaction costs	834,407	—	(834,407)		—	(4)
Total operating expenses	6,016,874	4,796,150	1,073,373		—
(Loss) income from operations	(844,564)	7,874,468	(1,073,373)		—
Other (expense) income
Other income	134,776	11,900	—		—
Forgiveness of Paycheck Protection Program loan	277,100	—	—		—
Gain from revaluation and settlement of seller notes and earnout liability	401,677	—	—		—
Interest expense	(865,055)	—	(2,071,951)		—	(5)
Total other (expense) income	(51,502)	11,900	(2,071,951)		—
Tax expense	(12,124)	(48,971)	—			(6)
Net (loss) income	$(908,190)	$7,837,397	$(3,145,324)	$			$

(1)
Represents the salaries paid to Mark Walker and Keith Smith that were reversed due to their consulting agreements entered into upon the acquisition. The amount paid to Messrs. Walker and Smith during the year ended December 31, 2020 for the period of January 1, 2020 through the acquisition date of September 30, 2020 was $277,584.
(2)
Represents the consulting agreements entered into upon the acquisition of Orange142 for Messrs. Walker and Smith and Leah Woolford. Mr. Walker serves as Chairman of the board of directors and Chief Executive Officer of the Company. Smith serves as manager of the board of DDH LLC and President of the Company. Ms. Woolford serves as manager of the board of, and Senior Advisor to, DDH LLC. In exchange, we pay Messrs. Walker and Smith annual fees of $450,000 each and employee benefits for their direct families. We pay Ms. Woolford $300 per hour for up to 50 hours per month and employee benefits for Ms. Woolford and her direct family. We paid Messrs. Walker and Smith and Ms. Woolford a total of $360,000 from September 30, 2020 through December 31, 2020, and the pro forma adjustment of $720,000 represents the consulting expense for the period of January 1, 2020 through September 30, 2020.

(3)
General and administrative expenses were increased $1,465,364 to record the amortization expense associated with the identifiable intangible assets acquired in the acquisition for the period of January 1, 2020 through September 30, 2020.

(4)
Represents acquisition transaction costs related to referral and legal fees that were reversed for the year ended December 31, 2020.

(5)
In connection with the acquisition, we entered into a loan and security agreement that provides for a term loan in the principal amount of $12.825 million, which bears a fixed interest rate of 16% (see additional information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Our Credit Facilities” below). We also issued mandatorily redeemable 10% preferred A units and 7% preferred B units, which are classified as liabilities in the consolidated balance sheets, and as such, the associated dividend payments are recorded as interest expense. Pro forma interest expense represents the adjustment to reflect the additional interest incurred under the term loan and preferred units.

(6)
Includes the effects of the tax receivable agreement to be entered into after this offering by and among the Company, DDH LLC and the Continuing LLC Owners. See the section titled “Certain Relationships and Related Person Transactions — Tax Receivable Agreement” for additional information.

	As of December 31, 2020
	Actual	Pro forma adjustments for the Organizational Transactions excluding the offering	Notes	Pro forma for the Organizational Transactions (unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$1,611,998	$		$
Accounts receivable	4,679,376
Prepaid expenses and other current assets	223,344
Total current assets	6,514,718
Goodwill	6,519,636
Intangible assets, net	17,545,396
Deferred financing costs, net	90,607
Other long-term assets	25,118
Total assets	$30,695,475	$		$
LIABILITIES AND MEMBERS’/STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$3,263,326	$		$
Accrued liabilities	1,392,520
Notes payable, current portion	1,206,750
Deferred revenues	308,682
Related party payables	70,801
Seller notes payable	315,509
Seller earnout payable	74,909
Total current liabilities	6,632,497
Notes payable, net of short-term portion and $501,796 deferred financing cost	11,213,697
Mandatorily redeemable non-participating preferred units	9,913,940
Line of credit	407,051
Paycheck Protection Program loan	10,000
Economic Injury Disaster Loan	150,000
Total liabilities	28,327,185
MEMBERS’/STOCKHOLDERS’ EQUITY
Units, 1,000,000 units authorized as of December 31, 2020; 34,182 and 28,545 units issued and outstanding as of December 31, 2020, respectively	4,294,241
Class A common stock, par value per share
Class B common stock, par value per share	—
Additional paid-in-capital	—
Accumulated deficit	(1,925,951)
Total members’/stockholders’ equity	2,368,290
Total liabilities and members’/stockholders’ equity (deficit)	$30,695,475	$		$

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the information included under “Business” and our consolidated financial statements and the accompanying notes included elsewhere in this prospectus. The discussion and analysis below are based on comparisons between our historical financial data for different periods and include certain forward-looking statements about our business, operations and financial performance. These forward-looking statements are subject to risks, uncertainties, assumptions and other factors described in “Risk Factors.” Our actual results may differ materially from those expressed in, or implied by, those forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements.” The following discussion does not give effect to the Organizational Transactions. See the sections titled “Organizational Transactions” and “Unaudited Pro Forma Consolidated Financial Information” included elsewhere in this prospectus for a description of the Organizational Transactions and their effect on our historical results of operations.
The following discussion contains references to calendar year 2019 and calendar year 2020, which represent the consolidated financial results of our predecessor DDH LLC and its subsidiaries for the years ended December 31, 2020 and December 31, 2019, respectively. Unless we state otherwise or the context otherwise requires, the terms “we,” “us,” “our,” and “Direct Digital” and similar references refer: (1) on or following the consummation of the Organizational Transactions, including this offering, to Direct Digital Holdings, Inc. (“Holdings”) and its consolidated subsidiaries, including DDH LLC, and (2) prior to the consummation of the Organizational Transactions, including this offering, to DDH LLC and its consolidated subsidiaries.
Overview
Direct Digital Holdings, Inc. and its subsidiaries (collectively the “Company,” “DDH,” “we,” “us” and “our”), headquartered in Houston, Texas, is an end-to-end, full-service programmatic advertising platform primarily focused on providing advertising technology, data-driven campaign optimization and other solutions to underserved and less efficient markets on both the buy- and sell-side of the digital advertising ecosystem. Holdings is the holding company that will, immediately following this offering, own newly issued common units of Direct Digital Holdings, LLC (“DDH LLC”), which operates the business formed in 2018 through the acquisition of Huddled Masses LLC (“Huddled Masses”) a buy-side marketing platform, and Colossus Media LLC (“Colossus Media”) a sell-side marketing platform. On September 30, 2020, DDH LLC acquired Orange142, LLC (“Orange142”) to further bolster its overall programmatic buy-side advertising platform and enhance its offerings across multiple industry verticals such as travel, healthcare, education, financial services, consumer products, etc. with particular emphasis on small- and mid-sized businesses (which we define as companies with revenue between $5 million and $500 million) transitioning into digital with growing digital media budgets.
The subsidiaries of DDH LLC are as follows:
Subsidiary	Current % Ownership	Advertising Solution and Segment	Date of Formation	Date of Acquisition
Huddled Masses, LLC	100%	Buy-side	November 13, 2012	June 21, 2018
Colossus Media, LLC	100%	Sell-side	September 8, 2017	June 21, 2018
Orange142, LLC	100%	Buy-side	March 6, 2013	September 30, 2020
Both buy-side advertising businesses, Huddled Masses and Orange142, offer technology-enabled advertising solutions and consulting services to clients through multiple leading demand side platforms (“DSPs”). Colossus Media is our proprietary sell-side programmatic platform operating under the trademarked banner of Colossus SSP™ (“Colossus SSP”). Colossus SSP is a stand-alone tech-enabled, data-driven sell-side platform (“SSP”) that helps deliver targeted advertising to diverse and multicultural audiences, including African Americans, Latin Americans, Asian Americans and LGBTQ+ customers, as well as other specific audiences.

Providing both the front-end, buy-side advertising businesses coupled with our proprietary sell-side business, enables us to curate the first through the last mile in the ad tech ecosystem execution process to drive higher results.
Operating segments are components of an enterprise for which separate financial information is available and is evaluated regularly by our chief operating decision maker in deciding how to allocate resources and assessing performance. Our chief operating decision maker is our Chairman and Chief Executive Officer. We view our business as two reportable segments, buy-side advertising, which includes the results of Huddled Masses and Orange142, and sell-side advertising, which includes the results of Colossus Media.
Recent Developments
COVID-19 Industry Impact
The onset of the COVID-19 pandemic caused a material reduction in advertising spending across all channels. Advertising spending is estimated to have decreased 30-50% during the height of the lockdown with ad budgets reduced due to economic shock (e.g., lodging, restaurants) and the cancellation of major events (e.g., concerts, Olympics). The linear TV segment was among the hardest hit as small- and medium sized business owners cut back on local broadcast and cable advertising, cable networks couldn’t air live sports and the production of content ground to a halt. Cord cutting, the practice of ending a cable or satellite television service, is also expected to remain elevated. Research conducted by The Trade Desk estimated that approximately 27% of U.S. households would end their cable TV subscription by the end of 2021, roughly nine times the rate of cord cutting over the last few years. The connected television (“CTV”) and advertisement-based video on demand (“AVOD”) channels, which include televisions with integrated internet and ad-based streaming services, held up the best during the pandemic, but these channels remain less than 3% of total TV advertising spend. Overall, the industry is seeing an accelerated shift of advertisement spending from the traditional linear television channel to digital channels such as CTV and AVOD.
Direct Digital Holdings was incorporated in August 2021 for the purpose of this offering and has engaged to date only in activities in contemplation of this offering. Direct Digital Holdings will be a holding company and its sole material asset will be a controlling ownership interest in DDH LLC. For more information regarding our reorganization and holding company structure, see the section titled “Organizational Transactions.” Upon completion of this offering, all of our business will be conducted through DDH LLC and its consolidated subsidiaries. DDH LLC has been treated as a pass-through entity for U.S. federal and state income tax purposes and accordingly has not been subject to U.S. federal or state income tax. After consummation of this offering, DDH LLC will continue to be treated as a pass-through entity for U.S. federal and state income tax purposes. As a result of its ownership of LLC Units in DDH LLC, Direct Digital Holdings will become subject to U.S. federal, state and local income taxes with respect to its allocable share of any taxable income of DDH LLC and will be taxed at the prevailing corporate tax rates. In addition to tax expenses, we also will incur expenses related to our operations, and we will be required to make payments under the Tax Receivable Agreement with certain of the Continuing LLC Owners and DDH LLC. Due to the uncertainty of various factors, we cannot estimate the likely tax benefits we will realize as a result of LLC Units exchanges, and the resulting amounts we are likely to pay out to Continuing LLC Owners pursuant to the Tax Receivable Agreement; however, we estimate that such payments may be substantial in the event we are profitable. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Tax Receivable Agreement” for more information about expected payments under the Tax Receivable Agreement.
Key Factors Affecting Our Performance
We believe our growth and financial performance are dependent on many factors, including those described below.
Buy-side advertising business
New Customer Acquisitions
On the buy-side of our business, our customers consist of purchasers of programmatic advertising inventory. We had approximately 150 direct customers with approximately 4,000 different campaigns during the year ended December 31, 2020, consisting of advertising buyers, including small- and mid-sized companies, large advertising holding companies (which may manage several agencies), independent advertising agencies and mid-market advertising service organizations. We serve a variety of customers across multiple industries including travel/tourism (including destination marketing organizations (“DMOs”)), energy, consumer packaged goods, healthcare, education, financial services (including cryptocurrency technologies) and other industries.
We are focused on increasing the number of customers that use our buy-side advertising businesses for their advertising partner. Our long-term growth and results of operations will depend on our ability to attract more customers, including DMOs, across multiple geographies.
Expand Sales to Existing Customers
Our customers understand the independent nature of our platform and relentless focus on driving results based on return on investment (“ROI”). Our value proposition is complete alignment across our entire digital supply platform beginning with the first dollar in and last dollar out. We are technology, DSP and media agnostic, and our clients trust us to provide the best opportunity for success of their brands and businesses. As a result, our clients have been loyal, with over 90% client retention from the fiscal year ended 2019 to the fiscal year ended 2020 among the clients that represent approximately 80% of our revenue. Our revenue from the top two largest customers accounted for approximately 25% and 41% of our total revenues in the fiscal years ended December 31, 2020 and 2019, respectively. Our revenue from our top ten largest customers accounted for approximately 59% and 75% of our total revenues in the fiscal years ended December 31, 2020 and 2019, respectively.
In addition, we cultivate client relationships through our pipeline of moderate and self-serve clients that conduct campaigns through our platform that eventually grow into managed service clients, which has resulted in their increased use of our platform over time. As our clients expand their usage of our technology platform, they often transition to our managed services delivery model, which in turn drives increased client loyalty. The managed services delivery model allows us to combine our technology with a highly personalized offering to strategically design and manage advertising campaigns, provide ad hoc support and recommend strategy adjustments as needed.
Shift to Digital Advertising
Media has increasingly become more digital as a result of three key items:
•
Advances in technology with more sophisticated digital content delivery across multiple platforms;

•
Changes in consumer behavior, including spending longer portions of the day using mobile and other devices; and

•
Better audience segmentation with more efficient targeting and measurable results.

The resulting shift has enabled a variety of options for advertisers to efficiently target and measure their advertising campaigns across nearly every media channel and device. These efforts have been led by big-budgeted, large, multi-national corporations incentivized to cast a broad advertising net to support national brands. Based on eMarketer data, 65% of small- and mid-sized companies expect to increase their programmatic advertising budget, and of those companies, 12% expect to increase their advertising budget by over 25%.
Increased Adoption of Digital Advertising by Small-and Mid-Sized Companies
Only recently small- and mid-sized businesses have begun to leverage the power of digital media in meaningful ways, as emerging technologies have enabled advertising across multiple channels in a highly localized nature. Campaign efficiencies yielding measurable results and higher advertising ROI, as well as the needs necessitated by the COVID-19 pandemic, have prompted these companies to begin utilizing digital advertising on an accelerated pace. We believe this market is rapidly expanding, and that small-to-mid-sized advertisers will continue to increase their digital spend.

Seasonality
In general, the marketing industry experiences seasonal trends that affect the vast majority of participants in the digital marketing ecosystem. Our revenue base is weighted to DMOs and historically, marketing spend is higher in the second and third quarters of our fiscal year with the increase in marketing spend taking place over the summer months. As a result, the fourth and first quarters tend to reflect lower activity levels and lower performance. We generally expect these seasonality trends to continue and our ability to effectively manage our resources in anticipation of these trends may affect our operating results.
Sell-side advertising business
Increasing revenue from publishers and advertising spend from buyers
Colossus Media operates our proprietary sell-side programmatic platform operating under the trademarked banner of Colossus SSP. The buyers on our platform include DSPs, agencies and individual advertisers. We have broad exposure to the ecosystem of buyers, reaching on average approximately 15,400 advertisers per month in 2020. As spending on programmatic advertising increasingly becomes a larger share of the overall ad spend, advertisers and agencies are seeking greater control of their digital advertising supply chains. To take advantage of this industry shift, we have entered into Supply Path Optimization agreements directly with buyers. As part of these agreements, we are providing advertisers and agencies with benefits ranging from custom data and workflow integrations, product features, volume-based business terms, and visibility into campaign performance data and methodology. As a result of these direct relationships, our existing advertisers and agencies are incentivized to allocate an increasing percentage of their advertising budgets to our platform.
We have broad exposure to the ecosystem of buyers, which has consistently increased since the formation of Colossus Media in September 2017. Our growing sales team seeks to increase our business with the addition of new and existing publishers as well as by increasing our universe of buyers. In addition, establishing multiple header bidding integrations by leveraging our technology capabilities allows us to maximize our access to publishers’ ad formats, devices and various properties that a publisher may own. We may also up-sell additional products to publisher customers including our header bidding management, identity, and audience solutions. Our business strategy on the sell-side advertising business represents growth potential, and we believe we are well positioned to be able to bring underserved multicultural publishers into the advertising ecosystem, thereby increasing our value proposition across all clients, including our large clients.
Monetizing ad impressions for publishers and buyers
We focus on monetizing digital impressions by coordinating daily real-time auctions and bids. The publisher makes its ad inventory available on Colossus SSP and invites advertisers to bid based on the user’s data received. Each time the publisher’s web page loads, an ad request is sent to multiple ad exchanges and, in some cases, to the demand side platform directly from Colossus SSP. In case of real-time bidding (or RTB) media buys, many DSPs would place bids to the impressions being offered by the publisher during the auction. The advertiser that bids a higher amount compared to other advertisers will win the bid and pay the second highest price for the winning impression to serve the ads. We continuously review our available inventory from existing publishers across every format (mobile, desktop, digital video, over-the-top/connected TV (“OTT/CTV”) and rich media). The factors we consider when determining which impressions we process include transparency, viewability, and whether or not the impression is human sourced. By consistently applying these criteria, we believe the ad impressions we process will be valuable and marketable to advertisers.
Enhancing ad inventory quality
In 2020, Colossus Media was ranked by MediaMath as 4th among the industry’s approximately 80 supply-side companies in terms of key quality measures such as transparency, fraud detection and accountability. In the advertising industry, inventory quality is assessed in terms of invalid traffic (“IVT”) which can be impacted by fraud such as “fake eyeballs” generated by automated technologies set up to artificially inflate impression counts. As a result of our platform design and proactive IVT mitigation efforts, in fiscal year 2020, less than 1% of inventory was determined to be invalid, resulting in minimal financial impact to our customers. We address IVT on a number of fronts, including sophisticated technology, which detects and avoids invalid traffic on the front end; direct publisher and inventory relationships, for supply path optimization; and ongoing campaign and inventory performance review, to ensure inventory quality and brand protection controls are in place.
Growing access to valuable ad impressions
Our recent growth has been driven by a variety of factors including increased access to mobile web (display and video) and mobile app (display and video) impressions and desktop video impressions. Our performance is affected by our ability to maintain and grow our access to valuable ad impressions from current publishers as well as through new relationships with publishers. For the year ended December 31, 2020, we processed approximately 1.0 trillion bid requests and had 19 DSPs.
Expanding and managing investments
Each impression or transaction occurs in a fraction of a second. Given that most transactions take place in an auction/bidding format, we continue to make investments across the platform to further reduce the processing time. In addition to the robust infrastructure supporting our platform, it is also critical that we align with key industry partners in the digital supply chain. The Colossus SSP is agnostic to any specific demand side platform.
We automate workflow processes whenever feasible to drive predictable and value-added outcomes for our customers and increase productivity of our organization. In the first quarter of 2022, we expect to transition our server platform to HPE Greenlake, which we expect will provide increased capacity, faster response time and expansion capabilities to align with growth in our business.
Managing industry dynamics
We operate in the rapidly evolving digital advertising industry. Due to the scale and complexity of the digital advertising ecosystem, direct sales via manual, person-to-person processes are insufficient for delivering a real-time, personalized ad experience, creating the need for programmatic advertising. In turn, advances in programmatic technologies have enabled publishers to auction their ad inventory to more buyers, simultaneously, and in real time through a process referred to as header bidding. Header bidding has also provided advertisers with transparent access to ad impressions. As advertisers keep pace with ongoing changes in the way that consumers view and interact with digital media we anticipate further innovation and expect that header bidding will be extended into new areas such as OTT/CTV. We believe our focus on publishers and buyers has allowed us to understand their needs and our ongoing innovation has enabled us to quickly adapt to changes in the industry, develop new solutions and do so cost effectively. Our performance depends on our ability to keep pace with industry changes such as header bidding and the evolving needs of our publishers and buyers while continuing our cost efficiency.
Seasonality
The advertising industry experiences seasonal trends that affect the vast majority of participants in the digital advertising ecosystem. Most notably, advertisers have historically spent relatively more in the fourth quarter of the calendar year to coincide with the holiday shopping season, and relatively less in the first quarter. We expect seasonality trends to continue, and our ability to manage our resources in anticipation of these trends will affect our operating results.
Components of Our Results of Operations
Revenue
On the buy-side advertising business, we generate revenue from clients that engage us to provide digital marketing and media services to purchase digital advertising, data, and other add-on features. Buy-side revenue arrangements are evidenced by fully executed insertion orders (“IO”). Generally, IOs specify the number and type of advertising impressions to be delivered over a specified time at an agreed upon price and performance objectives for an ad campaign.
On the sell-side advertising business, we generate revenue from publishing clients by selling their advertising inventory to national and local advertisers. We generate revenue on the sell-side through the monetization of publisher ad impressions on our platform, which allows publishers to sell, in real time, ad impressions to buyers and provides automated inventory management and monetization tools to publishers across various device types and digital ad formats.
Our buy-side digital advertising purchasing process has the functionality to direct the fulfillment to our sell-side business through an independent third-party marketplace exchange.
We report revenue on a gross basis inclusive of all supplier costs because we bear the full obligation of any costs to provide our services. We pay suppliers for the cost of digital media, advertising inventory, data and any add-on services or features.
Our revenue recognition policies are discussed in more detail under “— Critical Accounting Policies and Estimates.”
Cost of Revenues
Cost of revenues for our buy-side advertising business consists primarily of digital media fees, third-party platform access fees and other third-party fees associated with providing services to our customers. For the sell-side advertising business, we pay publishers a fee, which is typically a percentage of the value of the ad impressions monetized through our platform. Cost of revenues consists primarily of publisher media fees and data center co-location costs. Media fees include the publishing and real time bidding costs to secure advertising space.
Operating Expenses
Operating expenses consists of compensation expenses related to our executive, sales, finance, and administrative personnel (including salaries, commissions, bonuses, benefits and taxes), general and administrative expenses for rent expense, professional fees, independent contractor costs, selling and marketing fees, and operating system subscription costs, as well as amortization expense related to our intangible assets. In fiscal year 2020, we acquired Orange142 and incurred transaction costs primarily consisting of legal fees.
Other (Expense) Income
Other income.    Other income includes income associated with recovery of receivables and other miscellaneous credit card rebates.
Forgiveness of PPP Loan.    In 2020, we applied and were approved for a loan pursuant to the Paycheck Protection Program (“PPP”), administered by the U.S. Small Business Administration (“SBA”). Forgiveness of PPP loans is recognized as a gain in the period it is granted. A majority of our PPP loans were forgiven as of November 30, 2020. The PPP loans were entered into by DDH LLC and there are no PPP loans held by our subsidiaries.
Gain from revaluation and settlement of notes and earnout liability.    When Huddled Masses and Colossus Media were acquired, we entered into seller notes (“Seller Notes”) and seller earnout agreements (“Seller Earnouts”) with the former selling shareholders (“Former Shareholders”). During fiscal year 2020, we entered into a settlement agreement (“Settlement Agreement”) with the Former Shareholders, and as a result, recorded a net gain.
Interest Expense.    Interest expense is mainly related to our debt that was entered into by DDH LLC, which carries a variable interest rate. In connection with the acquisition of Orange142, we issued mandatorily redeemable non-participating preferred A and B units, and in accordance with Accounting Standards Codification (“ASC”) 480, Distinguishing Liabilities from Equity, the value of these units are classified as a liability, and the corresponding distributions are recognized as interest expense.

Results of Operations
Comparison of the Fiscal Years Ended December 31, 2020 and 2019
The following tables set forth our consolidated results of operations for the periods presented. As noted above, we acquired Orange142 on September 30, 2020, and accordingly, three months of Orange142’s results are included in our financial results. The period-to-period comparison of results is not necessarily indicative of results for future periods.
	Year Ended December 31,		Change
	2020	2019	Amount	Pcnt
Revenues
Buy-side advertising	$9,656,165	$5,472,485	$4,183,680	76.4%
Sell-side advertising	2,821,354	798,622	2,022,732	253.3%
Total revenues	12,477,519	6,271,107	6,206,412	99.0%
Cost of revenues
Buy-side advertising	4,864,234	3,720,594	1,143,640	30.7%
Sell-side advertising	2,440,975	816,083	1,624,892	199.1%
Total cost of revenues	7,305,209	4,536,677	2,768,532	61.0%
Gross profit	5,172,310	1,734,430	3,437,880	198.2%
Operating expenses	6,016,874	2,606,898	3,409,976	130.8%
Loss from operations	(844,564)	(872,468)	27,904	3.2%
Other (expense) income	(51,502)	27,837	(79,339)	-285.0%
Tax expense	(12,124)	(39,137)	27,012	69.0%
Net loss	$(908,190)	$(883,768)	$(24,422)	-2.8%
Adjusted EBITDA(1)	$613,074	$(866,617)	$1,479,690	171%

(1)
For a definition of Adjusted EBITDA, an explanation of our management’s use of this measure, and a reconciliation of Adjusted EBITDA to net income, see “Prospectus Summary — Non-GAAP Financial Measures.”

Revenues
Our revenues increased from $6.3 million in 2019 to $12.5 million in 2020, an increase of $6.2 million or 99%. Buy-side advertising revenue increased $4.2 million or 76%, while sell-side advertising revenue increased $2.0 million, or 253% over fiscal year 2019. The increase in our buy-side advertising revenue was primarily as a result of the acquisition of Orange142, which contributed $4.3 million of the increase, as Orange142’s revenues only were included in three months of our results of operations during fiscal year 2020. Organic buy-side advertising revenues declined by $0.1 million year over year due to $0.5 million of lower media revenue, partially offset by $0.4 million of higher consulting revenue. Our buy-side advertising business was also impacted by COVID-19, as our customer base experienced a slowdown in demand for products and services. The increase in our sell-side advertising revenue was the result of an overall increase in advertising spend by our customers.
Cost of Revenues
Along with the increase in gross sales across the platform, we correspondingly experienced an increase in cost of revenues from $4.5 million in 2019 to $7.3 million in 2020, an increase of $2.8 million or 61%. Buy-side advertising cost of revenues increased $1.1 million, or 31%, primarily due to the acquisition of Orange142, which contributed $1.3 million of the increase. Organic buy-side advertising cost of revenues decreased $0.2 million from the prior year. Sell-side advertising cost of revenues increased $1.6 million over 2019 to provide increased advertising purchased by clients in fiscal year 2020. In fiscal year 2019, our sell-side advertising business had not yet met its breakeven point, and the fixed costs such as data center co-location and programming support caused the cost of revenues to exceed revenue for that period.

Gross Profit
Gross profit also increased in the year ended December 31, 2020 to $5.2 million, compared to $1.7 million for the year ended December 31, 2019, an increase of $3.4 million or 198%. Buy-side advertising gross profit increased $3.0 million, primarily due to the acquisition of Orange142. Organic buy-side advertising gross profit increased $0.1 million over the prior year. Sell-side advertising gross profit increased $0.4 million over 2019, primarily as a result of the increase in revenue.
Operating Expenses
The following table sets forth the components of operating expenses for the periods presented.
	Year Ended December 31,		Change
	2020	2019	Amount	Pcnt
Operating Expenses
Compensation, taxes and benefits	$3,334,060	$1,613,692	$1,720,368	106.6%
General and administrative	1,848,407	993,206	855,201	86.1%
Acquisition transaction costs	834,407	—	834,407	nm
Total operating expenses	$6,016,874	$2,606,898	$3,409,976	130.8%
Compensation, taxes and benefits
Compensation, taxes and benefits increased from $1.6 million in 2019 to $3.3 million in 2020, an increase of $1.7 million, or 107%. The increase was primarily due to $1.5 million of additional compensation and benefits paid to employees added in connection with the acquisition of Orange142, as well as an increase of $0.3 million attributable to higher commissions and hiring of additional personnel to support our growth.
General and Administrative Expenses
General and administrative (“G&A”) expenses also increased from 2019 to 2020, primarily due to the acquisition of Orange142 and the $0.5 million of amortization expense recorded in connection with the intangible assets identified in the valuation of the transaction. During the year ended December 31, 2019, our G&A costs were $1.0 million, compared to $1.9 million during the year ended December 31, 2020, an increase of $0.9 million or 89%. For the year ended December 31, 2019, G&A expenses as a percentage of revenue was 15.8% compared to 16.8% for the year ended December 31, 2020. For the year ended December 31, 2020, we recorded $0.5 million for intangible asset amortization expense, or 3.9% of revenue. During 2021, we have invested in systems and infrastructure and incurred additional consulting expenses. We expect to invest in corporate infrastructure and incur additional expenses associated with our transition to and operation as a public company, including increased compensation associated with additional headcount to support our sales initiatives, legal and accounting costs, higher insurance premiums, and compliance costs associated with developing the requisite infrastructure required for internal controls. As a result, we expect G&A expenses to increase in absolute dollars in future periods.
Acquisition Transaction Costs
During the year ended December 31, 2020, the Company incurred $0.8 million in acquisition transaction costs related to the acquisition of Orange142. These expenses primarily related to legal fees and closing costs.

Other (Expense) Income
The following table sets forth the components of other income (expense) for the periods presented.
	Year Ended December 31,		Change
	2020	2019	Amount	Pcnt
Other (expense) income
Other income	$134,776	$5,851	$128,925	2203.3%
Forgiveness of PPP loan	277,100	—	277,100	nm
Gain from revaluation and settlement of seller notes and earnout liability	401,677	79,091	322,586	407.9%
Interest expense	(865,055)	(57,105)	(807,950)	1414.9%
Total other (expense) income	$(51,502)	$27,837	$(79,339)	-285.0%
Other income for the year ended December 31, 2020 is comprised of approximately $0.1 million in other income as a result of recovery of a receivable, $0.3 million for forgiveness of the PPP loans, and a $0.4 million gain as a result of the Settlement Agreement with the Former Shareholders of Huddled Masses and Colossus Media for the Seller Earnouts and Seller Notes.
Other income for the year ended December 31, 2019 included $0.1 million of gain as a result of the revaluation of Seller Earnout liability with the Former Shareholders of Huddled Masses and Colossus Media.
Interest Expense
We experienced a net increase in interest expense of $0.8 million as interest expense increased from approximately $57,000 during the year ended December 31, 2019 to $0.9 million during the year ended December 31, 2020. The increase in interest expense was the result of financing activities related to the Orange142 acquisition and reflects approximately three months of interest expense in 2020.
Liquidity and Capital Resources
The following table summarizes our cash and cash equivalents, working capital (deficiency), and availability under our Revolving Credit Facility (as defined below) on December 31, 2020 and 2019:
	December 31,
	2020	2019
Cash and cash equivalents	$1,611,998	$882,292
Working capital (deficiency)	$(117,779)	$(2,332,508)
Availability under Revolving Credit Facility	$592,949	$592,949
We anticipate funding our operations for the next twelve months using available cash, cash flow generated from operations, availability under our Revolving Credit Facility and proceeds from this offering. As of December 31, 2020, we had cash and cash equivalents of approximately $1.6 million and $0.6 million available under our Revolving Credit Facility. Based on projections of growth in revenue and operating results in the coming year, the available cash held by us and availability under our Revolving Credit Facility, we believe that we will have sufficient cash resources to finance our operations and service any maturing debt for at least the next twelve months. Depending on our growth and results of operations, we may have to raise additional capital through the issuance of additional equity and/or debt, which could have the effect of diluting our stockholders. Any equity or debt financings, if available at all, may be on terms which are not favorable to us. As our debt or credit facilities become due, we will need to repay, extend or replace such indebtedness. Our ability to do so will be subject to future economic, financial, business and other factors, many of which are beyond our control.

Our Credit Facilities
In September 2020, DDH LLC and each of its subsidiaries as co-borrowers entered into a credit agreement that provides for a revolving credit facility with commitments up to $4.5 million and initial availability of $1.0 million (the “Revolving Credit Facility”) and a loan and security agreement that provides for a term loan in the principal amount of $12.825 million (the “Term Loan Facility,” and together with the Revolving Credit Facility, the “Senior Secured Credit Facilities”). The loans under the Revolving Credit Facility bear interest at the LIBOR rate plus 3.5% per annum, and on December 31, 2020 the rate was 6.75% with a 0.5% unused line fee. The maturity date of the Revolving Credit Facility is September 30, 2022. The term loan under the Term Loan Facility bears interest at 15.0% per annum; provided, that from September 2020 through the payment date in September 2021, DDH LLC is required to pay cash interest at the rate of 13.0% per annum and will owe an additional 3.0% per annum which amount will be deferred and added to the outstanding principal balance of the term loan on each payment date thereafter. All accrued but unpaid interest under the Revolving Credit Facility is payable in monthly installments on each interest payment date until the maturity date when the outstanding principal balance, together with all accrued but unpaid interest, will be due. All accrued but unpaid interest under the Term Loan Facility is payable in monthly installments on each interest payment date and DDH LLC is required to repay the outstanding principal balance on January 15 and July 15 of each calendar year in an amount equal to 37.5% of excess cash flow over the preceding six calendar months until the term loan is paid in full. Based on DDH LLC’s excess cash flow calculation, a repayment of $1.2 million was required with respect to the period ending December 31, 2021. The maturity date of the Term Loan Facility is September 15, 2023.
The obligations under the Term Loan Facility are secured by first-priority liens on all or substantially all assets of the Company and its subsidiaries. The Senior Secured Credit Facilities contain a number of customary affirmative covenants. In addition, the Senior Secured Credit Facilities contain a number of negative covenants, including (subject to certain exceptions) limitations on (among other things): indebtedness, liens, investments, acquisitions, dispositions and restricted payments. Mark Walker and Keith Smith have each provided limited guarantees of the obligations under the Term Loan Facility.
The Revolving Credit Facility is secured by the trade accounts receivable of the Company and guaranteed by Holdings. The Revolving Credit Facility includes financial covenants, including (i) a minimum fixed charge coverage ratio of not less than 1.25 to 1.00 as of the end of each fiscal quarter, commencing with the fiscal quarter ending September 30, 2020, (ii) a maximum total net leverage ratio of 3.00 to 1.00 for the fiscal quarters ending December 31, 2020 and March 31, 2021, 2.75 to 1.00 for the fiscal quarters ending June 30, 2021 and September 30, 2021, 2.50 to 1.00 for the fiscal quarters ending December 31, 2021 and March 31, 2022, and 2.25 to 1.00 for the fiscal quarters ending thereafter and (iii) a minimum liquidity amount of at least $1.0 million for the period of September 30, 2020 to June 29, 2021, $1.1 million for the period of June 30, 2021 to December 30, 2021, $1.3 million for the period of December 31, 2021 to June 29, 2022 and $1.4 million thereafter. The Term Loan Facility financial covenants include (i) a minimum liquidity amount of at least $1.0 million as of the fiscal quarter ended December 31, 2020, $1.1 million as of the fiscal quarter ended June 30, 2021, $1.3 million as of the fiscal quarter ended December 31, 2021, $1.4 million as of the fiscal quarter ended June 30, 2022 and $1.5 million as of each fiscal quarter ended December 31 and June 30 thereafter, (ii) a maximum total leverage ratio of 3.00 to 1.00 as of the fiscal quarter ended December 31, 2020, 2.75 to 1.00 as of the fiscal quarter ended June 30, 2021, 2.50 to 1.00 as of the fiscal quarter ended December 31, 2021, 2.25 to 1.00 as of the fiscal quarter ended June 30, 2022 and 2.00 to 1.00 as of each fiscal quarter ended December 31 and June 30 thereafter and (iii) a minimum consolidated cash interest ratio of at least 1.25 to 1.00 as of the fiscal quarters ended December 31, 2020 and June 30, 2021, 1.50 to 1.00 as of the fiscal quarter ended December 31, 2021, 1.75 to 1.00 as of the fiscal quarter ended June 30, 2022 and 2.00 to 1.00 as of each fiscal quarter ended December 31 and June 30 thereafter. DDH LLC was in compliance with all of its financial covenants under the Senior Secured Credit Facilities as of December 31, 2020.
The Senior Secured Credit Facilities contain customary events of default, including with respect to a failure to make payments when due, cross-default and cross-judgment default and certain bankruptcy and insolvency events.
On December 31, 2020, the Revolving Credit Facility had borrowings outstanding in the amount of $0.4 million, leaving $0.6 million of unused capacity. From time to time, we are required to post financial assurances to satisfy contractual and other requirements generated in the normal course of business. Some of these assurances are posted to comply with federal, state or other government agencies’ statutes and regulations.
	Year Ended December 31,
	2020	2019
Consolidated Statement of Cash Flow Data:
Net cash (used in) provided by operating activities	$(574,527)	$210,243
Net cash used in investing activities	(10,985,849)	—
Net cash provided by financing activities	12,290,082	43,001
Net increase in cash and cash equivalents	$729,706	$253,244
Tax Receivable Agreement
After completion of this offering, Holdings will be a holding company and will have no material assets other than its ownership of LLC Units. Holdings has no independent means of generating revenue. The limited liability company agreement of DDH LLC that will be in effect at the time of this offering provides that certain distributions will be made to cover the taxes of the owners of LLC Units and Holdings’ obligations under the Tax Receivable Agreement. As described in the section titled “Certain Relationships and Related Person Transactions — Tax Receivable Agreement,” in connection with the Organizational Transactions, we will enter into the Tax Receivable Agreement with DDH LLC and each of the Continuing LLC Owners. Due to the uncertainty of various factors, we cannot precisely quantify the tax benefits we may realize as a result of LLC Unit exchanges and the resulting amounts we may need to pay out to certain of the Continuing LLC Owners pursuant to the Tax Receivable Agreement; however, we estimate that such payments may be substantial. For example, if we acquired all of the LLC Units of certain of the Continuing LLC Owners in taxable transactions as of this offering, based on an initial public offering price of $      per share (the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus) and on certain assumptions, including that (i) there are no material changes in relevant tax law and (ii) we earn sufficient taxable income in each year to realize on a current basis all tax benefits that are subject to the Tax Receivable Agreement, we expect that the resulting reduction in tax payments for us, as determined for purposes of the Tax Receivable Agreement, would aggregate to approximately $      , substantially all of which would be realized over the next 15 years, and we would be required to pay certain of the Continuing LLC Owners 85% of such amount, or $      , over the same period. The actual increases in tax basis with respect to future taxable redemptions, exchanges or purchases of LLC Units, as well as the amount and timing of any payments we will be required to make under the Tax Receivable Agreement in respect of the acquisition of LLC Units from certain Continuing LLC Owners in connection with this offering or future taxable redemptions, exchanges or purchases of LLC Units, may differ materially from the amounts set forth above because the potential future reductions in our tax payments, as determined for purposes of the Tax Receivable Agreement, and the payments we will be required to make under the Tax Receivable Agreement, will each depend on a number of factors, including the market value of our common stock at the time of redemption or exchange and the prevailing federal tax rates applicable to us over the life of the Tax Receivable Agreement. See “Certain Relationships and Related Person Transactions — Tax Receivable Agreement” and “Certain Relationships and Related Person Transactions — DDH LLC Agreement” for more information.
Cash Flows from Operating Activities
Our cash flows from operating activities are primarily influenced by growth in our operations, increases or decreases in collections from our customers and related payments to our buyers and suppliers of advertising media and data. Cash flows from operating activities have been affected by changes in our working capital, particularly changes in accounts receivable, accounts payable and accrued liabilities. The timing of cash receipts from customers and payments to suppliers can significantly impact our cash flows from operating activities. We typically pay suppliers in advance of collections from our customers, but our collection and payment cycles can vary from period to period. In addition, we expect seasonality to impact cash flows from operating activities on a quarterly basis.

Cash flows from operating activities decreased from $0.2 million provided by operating activities for the year ended December 31, 2019 to $0.6 million used in operating activities for the year ended December 31, 2020. The year-over-year decrease of $0.8 million was due to changes in operating assets and liabilities primarily driven by higher accounts payable payments to our vendors.
During the year ended December 31, 2020, cash used in operating activities of $0.6 million resulted primarily from net loss of $0.9 million, noncash add back adjustments to net income of $0.1 million for amortization of deferred financing costs, $0.5 million for amortization of intangible assets and $0.1 million of paid-in-kind interest, partially offset by the deduction of a $0.3 million gain from the forgiveness of the PPP loans as well as $0.4 million for a gain on the revaluation and settlement of the Seller Earnout liability. Working capital changes of $0.3 million were primarily driven by a $0.7 million decrease in accounts receivable, an increase in accrued liabilities of $0.5 million and related party payables of $0.1 million, partially offset by decreases in accounts payable of $0.5 million and deferred revenue of $0.4 million.
During the year ended December 31, 2019, net cash provided by operating activities of $0.2 million resulted primarily from net loss of $0.9 million and noncash add-back adjustments to net loss of $0.1 million for bad debt expense partially offset by a deduction of $0.1 million for a gain from the revaluation of the Seller Earnout liability. Working capital changes of $1.1 million were primarily driven by a cash inflow related to a decrease in accounts receivable of $0.4 million, an increase in accounts payable and accrued liabilities of $0.6 million and an increase in deferred revenue of $0.1 million.
Cash Flows from Investing Activities
Effective September 30, 2020, DDH LLC acquired 100% of the equity interests of Orange142 valued at $26.2 million. The acquisition was funded by issuance of member common units, mandatorily redeemable preferred units, a facility term note, and a Revolving Credit Facility. The acquisition of Orange142 was recorded by allocating the total purchase consideration to the fair value of the net tangible assets acquired, including goodwill and intangible assets in accordance with ASC 805. The purchase consideration exceeded the fair value of the net assets resulting in goodwill of $4.1 million and intangible assets of $18.0 million. Intangible assets consist of $13.0 million of 10-year amortizable customer relationships, $3.5 million of 10-year amortizable trademarks and tradename, and $1.5 million of 5-year amortizable non-complete agreements.
Cash paid to sellers	$12,000,000
Member units issued	4,294,041
Mandatorily redeemable units	9,913,940
Total purchase consideration	$26,207,981
Cash paid to sellers	$12,000,000
Cash acquired	(1,014,151)
Net cash used in acquisition	$10,985,849
The following table summarizes the allocations of the purchase consideration to the fair value of the net assets:
Fair value of assets acquired:
Cash and cash equivalents	$1,014,151
Accounts receivable	4,590,945
Prepaid expenses and other current assets	148,717
Other assets	9,618
Intangible assets	18,033,850
Goodwill	4,095,700
Total assets acquired	$27,892,981

Fair values of liabilities assumed:
Accounts payable	$683,521
Accrued liabilities	244,165
Deferred revenue	757,314
Total liabilities assumed	$1,685,000
Total fair value of net assets	$26,207,981

Cash Flows Provided by Financing Activities
Our financing activities consisted primarily of proceeds from borrowings and repayments of our Revolving Credit Facility, payments of financing costs related to the Term Loan Facility, proceeds from government loans, as well as receipts from and distributions to the members of DDH LLC. Net cash provided by financing activities has been and will be used to finance our operations, including our investment in people and infrastructure, to support our growth.
Cash flows provided by financing activities increased from $43,000 for the year ended December 31, 2019 to $12.3 million for the year ended December 31, 2020. The year-over-year increase of $12.2 million was primarily due to the proceeds from the Term Loan Facility.
During the year ended December 31, 2020, net cash provided by financing activities of $12.3 million resulted primarily from the $12.8 million of proceeds of the Term Loan Facility in conjunction with the acquisition of Orange142, partially offset by $0.6 million paid for deferred financing costs in the transaction. We also paid off our line of credit with First Citizens Bank and entered into the Revolving Credit Facility with East West Bank. Borrowings under the Revolving Credit Facility totaled $1.1 million, and payments totaled $1.4 million. We also incurred $0.1 million in deferred financing fees associated with the Revolving Credit Facility. During the year ended December 31, 2020, we also received proceeds from the government for the PPP loans of $0.3 million as well as $0.2 million from the economic disaster recovery loan program. Members of DDH LLC received distributions of $0.1 million and repaid $0.4 million from advances. As a result of a litigation settlement with the Former Shareholders of Huddled Masses and Colossus, we paid $0.2 million and $18,000 to the Former Shareholders for amounts due under their Seller Notes and Seller Earnouts, respectively.
During the year ended December 31, 2019, cash provided by financing activities of $43,000 resulted primarily from $0.5 million of borrowings on the First Citizens Bank line of credit, partially offset by $0.1 million for payments towards Seller Notes and $0.3 million for advances to members.
Contractual Obligations and Future Cash Requirements
Our principal contractual obligations consist of non-cancelable leases for our various facilities. We lease furniture and office space in Houston, Austin and Colorado Springs from an unrelated party under non-cancelable operating leases dating through December 2023.
As of December 31, 2020, future minimum payments under the operating leases were as follows for the years ending December 31:
2021	$143,211
2022	121,651
2023	90,138
$355,000
Off-Balance Sheet Arrangements
Through December 31, 2020, we did not have any relationships with unconsolidated organizations or financial partnerships, such as structured finance or special purpose entities that would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Critical Accounting Policies and Estimates
We prepare our consolidated financial statements in accordance with GAAP. The preparation of the consolidated financial statements requires us to make estimates and assumptions that affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, and reported amounts of revenue and expenses. We evaluate our estimates and assumptions on an ongoing basis using historical experience and other factors and adjust those estimates and assumptions when facts and circumstances dictate. Actual results could materially differ from these estimates and assumptions.
We believe estimates and assumptions associated with the evaluation of revenue recognition criteria, including the determination of revenue reporting as net versus gross in our revenue arrangements, as well as our determination of the fair value of goodwill and intangible assets, have the greatest potential impact on our consolidated financial statements. Therefore, we consider these to be our critical accounting policies and estimates.
Revenue recognition
We adopted Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (“Topic 606”), as of January 1, 2019, for all contracts not completed as of the date of adoption, which had no impact on our financial position or results of operations using the modified retrospective method. We recognize revenue using the following five steps:
•
Identification of a contract(s) with a customer;

•
Identification of the performance obligation(s) in the contract;

•
Determination of the transaction price;

•
Allocation of the transaction price to the performance obligation(s) in the contract; and,

•
Recognition of revenue when, or as, the performance obligation(s) are satisfied.

Our revenues are derived primarily from two sources: buy-side advertising and sell-side advertising.
Buy-side advertising
We purchase media based on the budget established by our customers with a focus on leveraging data services, customer branding, real-time market analysis and micro-location advertising. We offer our platform on a fully managed and a self-serve basis, which is recognized over time using the output method when the performance obligation is fulfilled. An “impression” is delivered when an advertisement appears on pages viewed by users. The performance obligation is satisfied over time as the volume of impressions are delivered up to the contractual maximum for fully managed revenue and the delivery of media inventory for self-serve revenue. Many customers run several different campaigns throughout the year to capitalize on different seasons, special events and other happenings at their respective regions and localities. We provide digital advertising and media buying capabilities with a focus on generating measurable digital and financial life for our customers.
Revenue arrangements are evidenced by a fully executed IO. Generally, IOs specify the number and type of advertising impressions to be delivered over a specified time at an agreed upon price and performance objectives for an ad campaign. Performance objectives are generally a measure of targeting, as defined by the parties in advance, such as number of ads displayed, consumer clicks on ads or consumer actions (which may include qualified leads, registrations, downloads, inquiries or purchases). These payment models are commonly referred to as CPM (cost per impression), CPC (cost per click) and CPA (cost per action). The majority of our contracts are flat-rate, fee-based contracts.
In instances where we contract with third-party advertising agencies on behalf of their advertiser clients, a determination is made to recognize revenue on a gross or net basis based on an assessment of whether we are acting as the principal or an agent in the transaction. We are acting as the principal in these arrangements and therefore revenue earned and costs incurred are recognized on a gross basis, as we have control and are responsible for fulfilling the advertisement delivery, establishing the selling prices and delivering the advertisements for fully managed revenue and providing updates and performing billing and collection activities for our self-serve proprietary platform.
Sell-side advertising
We partner with publishers to sell advertising inventory to our existing buy-side clients, as well as our own Colossus Media-curated clients and the open markets (collectively referred to as “buyers”) seeking to access the general market as well as unique multi-cultural audiences. We generate revenue from the delivery of targeted digital media solutions, enabling advertisers to connect intelligently with their audiences across online display, video, social and mobile mediums using our proprietary programmatic SSP. We refer to our publishers, app developers and channel partners collectively as our publishers. We generate revenue through the monetization of publisher ad impressions on our platform. Our platform allows publishers to sell, in real time, ad impressions to buyers and provides automated inventory management and monetization tools to publishers across various device types and digital ad formats. We recognize revenue when an ad is delivered in response to a winning bid request from ad buyers. We are acting as the principal in these arrangements and therefore revenue earned and costs incurred are recognized on a gross basis as we have control and are responsible for fulfilling the advertisement delivery, establishing the selling prices and the delivery of the advertisements for fully managed revenue and providing updates and performing all billing and collection activities for our self-serve proprietary platform.
We maintain agreements with each DSP in the form of written service agreements, which set out the terms of the relationship, including payment terms (typically 30 to 90 days) and access to its platform. In an effort to reduce the risk of nonpayment, we have insurance with a third-party carrier for our accounts receivable.
Goodwill
Under the purchase method of accounting pursuant to ASC 805, goodwill is calculated as the excess of purchase price over the fair value of the net tangible and identifiable intangible assets acquired. In testing goodwill for impairment, we have the option to begin with a qualitative assessment, commonly referred to as “Step 0,” to determine whether it is more likely than not that the fair value of a reporting unit containing goodwill is less than its carrying value. This qualitative assessment may include, but is not limited to, reviewing factors such as macroeconomic conditions, industry and market considerations, cost factors, entity-specific financial performance and other events, such as changes in our management, strategy and primary user base. If we determine that it is more likely than not that the fair value of a reporting unit is less than its carrying value, then a quantitative goodwill impairment analysis is performed which is referred to as “Step 1.” Depending upon the results of that measurement, the recorded goodwill may be written down, and impairment expense is recorded in the consolidated statements of operations when the carrying amount of the reporting unit exceeds the fair value of the reporting unit. Goodwill is reviewed annually and tested for impairment upon the occurrence of a triggering event. For the years ended December 31, 2020, and 2019, we did not recognize any goodwill impairment losses.
Intangible assets, net
Our intangible assets consist of customer relationships, trademarks and non-compete agreements. Our intangible assets are recorded at fair value at the time of their acquisition and are stated within our consolidated balance sheets net of accumulated amortization. Intangible assets are amortized on a straight-line basis over their estimated useful lives or using an accelerated method. Amortization is recorded as depreciation and amortization under operating expenses within our consolidated statements of operations and comprehensive loss. Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. As of December 31, 2020, and 2019, there were no events or changes in circumstances to indicate that the carrying amount of the assets may not be recoverable.
Recent Accounting Pronouncements
See Note 2 to our consolidated financial statements for recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted.

Quantitative and Qualitative Disclosures About Market Risk
We are exposed to certain market risks in the ordinary course of our business. These risks primarily include:
Interest Rate Risk
We had cash and cash equivalents of $1.6 million as of December 31, 2020, which consisted of bank deposits. The primary objective of our investment activities is to preserve principal while maximizing income without significantly increasing risk. Because our cash represents deposits at financial institutions, our portfolio’s fair value is relatively insensitive to interest rate changes. Our Revolving Credit Facility is at variable interest rates. We had $0.4 million outstanding under our Revolving Credit Facility as of December 31, 2020. The Term Loan Facility accrues interest at a fixed rate. We do not believe that an increase or decrease in interest rates of 100 basis points would have a material effect on our operating results or financial condition. In future periods, we will continue to evaluate our investment policy relative to our overall objectives.
Currency Exchange Risk
Our consolidated results of operations and cash flows are not subject to fluctuations due to changes in foreign currency exchange rates because all of our transactions are in U.S. dollars.
Inflation Risk
We do not believe that inflation has had a material effect on our business, results of operations or financial condition. If our costs were to become subject to significant inflationary pressures, we might not be able to fully offset such higher costs through price increases. Our inability or failure to do so could adversely affect our business, results of operations and financial condition.

BUSINESS
Company Overview
We are an end-to-end, full-service programmatic advertising platform primarily focused on providing advertising technology, data-driven campaign optimization and other solutions to underserved and less efficient markets on both the buy- and sell-side of the digital advertising ecosystem. Direct Digital Holdings, Inc. is the holding company for the business formed by our founders in 2018 through the acquisitions of Huddled Masses and Colossus Media. Colossus Media operates our proprietary sell-side programmatic platform operating under the trademarked banner of Colossus SSP™. Huddled Masses is the platform for the buy-side of our business. In 2020 we acquired Orange142 to further bolster our overall programmatic buy-side advertising platform and enhance our offerings across multiple industry verticals such as travel, healthcare, education, financial services, consumer products, etc. with particular emphasis on small- and mid-sized businesses transitioning into digital with growing digital media budgets.
In the digital advertising space, buyers, particularly small- and mid-sized businesses, can potentially achieve significantly higher ROI on their advertising spend compared to traditional media advertising by leveraging data-driven OTT/CTV, video and display, in-app, native and audio advertisements that are delivered both at scale and on a highly targeted basis. Traditional (non-digital) advertising, such as broadcast TV or print media, follows the “spray and pray” approach to reach out to the public, but the ROI from using such traditional (non-digital) advertising campaigns is mostly unpredictable. On the other hand, digital advertising is heavily data-driven and can provide real-time details of targeted advertising campaigns and outcomes. On the sell-side, publishers can more successfully sell their advertising inventory in a programmatic manner by sharing data and information about their digital audiences at scale on an individualized basis, which helps buyers on SSPs such as our Colossus SSP to better target audiences.
We believe that we have a unique competitive advantage due to our data-driven technology that allows us to provide front-end, buy-side planning for our small- and mid-sized clients, coupled with our proprietary Colossus SSP where we can curate the last-mile in the execution process to drive higher ROI. Each month, the Colossus SSP processes over 35 billion impressions and over 150 billion auction bid requests that seek to buy ad inventory from our publishers. In June 2021, Colossus SSP served over 27,800 clients. In our business and throughout this prospectus, we use the terms client and customer interchangeably.
We enable small- and mid-sized clients to leverage programmatic technology to engage their potential customers more directly, on a one-on-one basis, in any local market, with specificity to media device and footprint. Our technology leverages data to assess where our clients’ potential customers are in the decision-making process and manage campaign pacing and optimization based on data-driven analytics to drive the purchasing decision or encourage the call to action. The result is the mutual benefit to both our buy-side and sell-side clients, in that our buy-side clients enjoy a more even playing field compared to larger advertisers by driving more effective marketing and advertising in local markets that are compatible to their business footprint. In addition, our sell-side clients enjoy greater opportunity to monetize their ad inventory to new ad buyers that otherwise would be unavailable to them.
We have aligned our business strategy to capitalize on significant growth opportunities due to fundamental market shifts and industry inefficiencies. Several trends, happening in parallel, are revolutionizing the way that advertising is bought and sold. Specifically, the rise of the internet has led to a wholesale change in the way that media is consumed and monetized, as ads can be digitally delivered on a 1-to-1 basis. In traditional methods of advertising, such as broadcast TV, ads can target a specific network, program or geography, but not a single household or individual as digital and OTT/CTV ads can. Traditional television U.S. ad spending declined by 12.5% in 2020, while digital spend grew by 15% during the same period and is projected to grow approximately 25% in 2021. Additionally, we expect that the continued destabilization, including the phase out of digital “cookies” in 2023, will (i) create more opportunities for technology companies that provide next-generation CTV and digital solutions and (ii) minimize performance disruption for advertisers and agencies.
The buy-side component of our business is comprised of Huddled Masses, which has been in operation since 2012, and Orange142, which has been in operation since 2013. Both businesses offer technology-enabled advertising solutions and strategic planning to clients. In particular, our buy-side platform focuses on small-to-mid-sized clients. With marketing budgets typically more limited and operating footprints generally more local or state-to-state, we believe small- and mid-sized businesses are focused primarily on ROI-based results that deliver precise advertising and measurable campaign success to level the playing field with larger competitors. Serving the needs of hundreds of small- and mid-sized clients, with more than 4,000 campaigns annually, the buy-side of our business leverages the insights of leading DSPs, such as The Trade Desk, Xandr, Google DV360, MediaMath and others, to drive increased advertising ROI and reduced customer acquisition costs for our clients.
Colossus Media, which has been in operation since 2017, is our proprietary sell-side programmatic platform operating under the trademarked banner of Colossus SSP™. Colossus SSP is a stand-alone tech-enabled, data-driven platform that helps deliver targeted advertising to diverse and multicultural audiences, including African Americans, Latin Americans, Asian Americans and LGBTQ+ customers, as well as other specific audiences. We partner with both large publishers such as Hearst, Meredith, Gannett, Univision, and several others, as well as smaller publishers such as Ebony Magazine, People Magazine, Family Traveler, Dinero, Sailing World and many others.
Colossus SSP offers our publisher clients’ ad inventory to existing small- and mid-sized buy-side clients at Huddled Masses and Orange142, and other major DSP clients of Colossus Media, which enables our buy-side technology to curate and manage client outcomes more effectively. In addition, because it is a stand-alone platform, Colossus SSP offers its ad inventory to larger, multinational, clients seeking more authentic advertising access to unique, often diverse and multicultural, audiences.
Our proprietary Colossus SSP was custom developed with a view towards the specific challenges facing small- and mid-sized publishers with the belief that often smaller publishers offer a more engaged, highly-valued, unique following but experienced technological and budgetary constraints on the path to monetization. Connecting our buy-side business to Colossus SSP completes the end-to-end solution for our small-to-mid-sized buy-side customers while creating additional revenue opportunities for our Colossus SSP publishers.
Our business strategy on the sell-side also presents significant growth potential, as we believe we are well positioned to be able to bring underserved multicultural publishers into the advertising ecosystem, thereby increasing our value proposition across all clients including our large clients. We have proprietary rights to the Colossus SSP via a license agreement with a third-party developer. We believe the Colossus SSP is the last-mile of delivery for our buy-side clients in that our technology curates unique, highly-optimized audiences informed by data analytics, artificial intelligence and algorithmic machine-learning technology, resulting in increased campaign performance.
Each impression or transaction occurs in a fraction of a second. Given that most transactions take place in an auction/bidding format, we continue to make investments across the platform to further reduce the processing time. In addition to the robust infrastructure supporting our platform, it is also critical that we align with key industry partners in the digital supply chain. The Colossus SSP is agnostic to any specific demand side platform.
We also leverage a sophisticated data management platform, which is DDH’s proprietary data collection and data marketing platform used to gather first-party data, market intelligence and audience segmentation information to support campaign optimization efforts for buy-side clients, Colossus SSP clients and third-party clients. Our combined platform offers results in an enhanced, highly loyal client base, particularly on the buy-side.
The Buy-Side Business: Huddled Masses & Orange142
The buy-side component of our business, operated through our Huddled Masses and Orange142 subsidiaries, enables us to provide the programmatic purchase of advertising on behalf of our clients. Programmatic advertising is rapidly taking market share from traditional ad sales channels, which require more staffing, offer less transparency and involve higher costs to buyers. Our buy-side platform provides the technology for first-party data management, media purchases, campaign execution and analytics, and therefore helps drive increased ROI across a wide array of digital media channels. Because our technology accesses all of the large DSP platforms, our platform is able to leverage customer insights across multiple DSPs to drive campaign performance and ROI for our clients. By taking this DSP-agnostic approach, our platform provides the broadest market access for our clients so that clients can easily buy ads on desktop, mobile, connected TV, linear TV, streaming audio and digital billboards. Additionally, our technology has unique visibility across inventory to create customized audience segments at scale. Depending on the client objective and DSP we choose, our buy-side platform provides forecasting and deep market insights to our clients to improve their return-on-advertising spend (“ROAS”) across channels.
The Sell-Side Platform: Colossus SSP
Our sell-side business maintains a proprietary platform, Colossus SSP, which is an advertising technology platform used by publishers to manage, sell and optimize available inventory (ad space) on their websites and mobile apps in an automated way. Each month, our platform processes over 35 billion impressions and over 150 billion auction bid requests that seek to buy ad inventory from our publishers. In June 2021, Colossus SSP served approximately 27,800 clients and processed more than 186 billion auction bid requests. Each impression or transaction occurs in a fraction of a second. Given that most transactions take place in an auction/bidding format, we continue to make investment across the platform to further reduce the processing time. In addition to the robust infrastructure supporting our platform, it is also critical that we align with key industry partners in the digital supply chain. The Colossus SSP is agnostic to any specific demand side platform. To that end, our proprietary Colossus SSP is integrated into several leading DSPs both directly, through Bidswitch, and indirectly, through such platforms as Xandr/AppNexus, The Trade Desk, Google 360, Verizon Media, MediaMath, Zeta Global, Samsung, Pulsepoint, Bidswitch and others. We continue to add new DSP partners especially where we believe the DSP might offer a unique advertising base seeking to target our multicultural audiences at scale. We help our advertiser clients efficiently reach diverse communities including African Americans, Latin Americans, Asian Americans and LGBTQ+ customers in highly targeted campaigns. This business began as a trading desk supporting advertisers’ desires to reach diverse audiences and has evolved into the preeminent ad tech platform to support this goal.
Our Industry and Trends
There are several key industry trends that are revolutionizing the way that advertising is bought and sold. We are well positioned to take advantage of the rapidly evolving industry trends in digital marketing and shifts in consumer behavior, including:

Shift to Digital Advertising.   Media has increasingly become more digital as a result of three key items:
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Advances in technology with more sophisticated digital content delivery across multiple platforms;

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Changes in consumer behavior, including spending longer portions of the day using mobile and other devices; and

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Better audience segmentation with more efficient targeting and measurable results.

The resulting shift has enabled a variety of options for advertisers to efficiently target and measure their advertising campaigns across nearly every media channel and device. These efforts have been led by big-budgeted, large, multi-national corporations incentivized to cast a broad advertising net to support national brands. Based on eMarketer data, 65% of small- and mid-sized companies expect to increase their programmatic advertising budget, and of those companies, 12% expect to increase their advertising spending by over 25%.
Shift from Linear Broadcast to OTT/CTV.   According to eMarketer, as of the end of 2019, approximately 84 million U.S. households maintained a cable subscription which declined to approximately 78 million U.S. households at the end of 2020. However, advertising reach could access more than 104 million households via OTT/CTV channels. Consumers increasingly want the flexibility and freedom to consume content on their own terms resulting in access to premium content at lower prices and with fewer interruptions. Advertisers are recognizing these trends and reallocating their ad budgets accordingly to those companies that can access audiences through a variety of existing and new channels.
Increased Adoption of Digital Advertising by Small- and Mid-Sized Companies.   Only recently small- and mid-sized businesses have begun to leverage the power of digital media in meaningful ways, as emerging technologies have enabled advertising across multiple channels in a highly localized nature. Campaign efficiencies yielding measurable results and higher advertising ROI, as well as the needs necessitated by the COVID-19 pandemic, have prompted these companies to begin utilizing digital advertising on an accelerated pace. We believe this market is rapidly expanding, and that small-to-mid-sized advertisers will continue to increase their digital spend.
Significant Increase in Multicultural Audience and Targeted Content.   As digital media has grown and emerging marketing channels continue to gain adoption, audience segmentation, including on multicultural lines, has become more granular. A growing and increasing segment of those audiences is the multicultural audience, which has been traditionally underserved in the industry. According to the U.S. Census Bureau, racial minority and multi-racial consumers represent 42% of the U.S. population and are projected to be the numerical majority in the U.S. by 2044. When we expand the definition of multicultural to include LGBTQ+ customers, the numbers are significantly greater. Advertisers and publishers alike face the same challenge. Advertisers are seeking new avenues and opportunities to connect with multicultural audiences in their natural media consumption environments while publishers are producing unique content to attract loyal consumers. The advantage will go to those innovative companies able to directly connect both sides to those audiences and leverage the insights flowing from those connections.
Local Ad Buying Becoming More Programmatic.   Programmatic advertising enables advertisers to precisely target local audiences and increasingly an “audience of one.” Large amounts of inventory have been consolidated, allowing local advertisers to then be more selective about where, when and to whom they show their ads. The technology behind programmatic advertising, such as geotargeting, IP address identification, 1-3-5 radius store location advertising, has provided the opportunity for targeted local advertising to smaller advertisers, which technologies in the past have been more easily available to larger national advertisers. We believe being able to go into a programmatic platform and target the same audience across all digital inventory is a major competitive advantage. Additionally, we also believe that the ability to customize audiences to the needs of local providers is a significant benefit for local advertisers since they are able to deviate from the broad audience segments defined by national advertisers. Higher customer engagement translates into higher retention and extended customer lifecycle representing the opportunity to sell and upsell customers. We believe the local advertising market remains in the early stages of understanding and leveraging these capabilities.

Death of Cookies Will Likely Destabilize Small- to Mid-Size Business Ad Market.   As the advertising industry faces the eventual phasing out of third-party cookies, namely by Google, by 2023, small-to-mid-sized business will face potentially greater challenges in the adoption and transition to digital. While first-party data driven by first-party cookies will still have broad-based advertising support, more robust advertising efforts are expected to experience some level of performance degradation. Specifically, the inability to tie ad impressions to an identity will add to the list of challenges already being faced by small- to mid-sized businesses. We expect that the destabilization will create significant opportunities for next-generation technology companies that can provide media buying solutions and minimize performance disruption for advertisers and agencies.
The COVID-19 pandemic has put a greater focus on ROI on ad spend performance. Compared to traditional channels, digital ads are more measurable and flexible, which makes them more attractive and resilient.
(Based on data from eMarketer)
Programmatic Advertising Technology (AdTech)
Advertising Technology (AdTech) consists of tools and software that enable the programmatic buying and selling of ads. Programmatic advertising is the automated system by which millions of ads can be served to millions of internet users across millions of websites in real-time. Moreover, the clicks and responses can be tracked, measured, and reported to the advertiser in real-time. The AdTech ecosystem consists of ad servers, trading desks, SSPs, DSPs, Data Management Platforms (DMP), ad networks, analytics and data suppliers.
The advertising ecosystem has two primary entities, which are the advertiser and the publisher. Advertisers’ main objectives are to produce and manage ad campaigns, target the right prospects, and track the ad spend and their results. Publishers are the owners of the websites, who are the digital equivalent of newspapers or magazines. They provide the space for ads to be shown, manage the ad inventory of different advertisers, collect campaign data and make sure that the customer experience is positive. With the entire process being dynamic and taking place in real-time, advertising technology steps in to serve as effective system serving both entities. We believe this ecosystem, which is illustrated below, produces a more efficient advertising value chain through effectively reaching the consumer and driving performance. The value chain of the advertising ecosystem can be presented as follows:
The Buy Side
On the buy side of the digital supply chain, digital advertising is the practice of delivering promotional content to users through various online and digital channels and leverages multiple channels, platforms such as social media, email, search engines, mobile applications and websites to display advertisements and messages to audiences. Traditional (non-digital) advertising follows the “spray and pray” approach to reach out to the public, but the ROI is mostly unpredictable. On the other hand, digital advertising is heavily data-driven and can give real-time details of advertising campaigns and outcomes. The availability of user data and rich targeting capabilities makes digital advertising an effective and important tool for businesses to connect with their audiences.
The Sell Side
On the sell side of the digital supply chain, the SSP or supply side platform is an ad technology platform used by publishers to sell, manage and optimize the ad inventory on their websites in an automated and effective way. The SSPs help the publishers monetize the display ads, video ads, native ads on their websites and mobile apps. The SSPs have enhanced their functionalities over the years and have included ad exchange mechanisms to efficiently manage their ad inventory. Also, SSPs allow the publishers to connect to DSPs directly instead of connecting through ad exchanges. This allows publishers to eliminate the ad exchanges and connect with advertisers directly to reduce the ad load time. SSPs sell ad inventories in many ways — for example, directly to ad networks, via direct deals with DSPs, and most commonly via real-time bidding (“RTB”) auctions. The publisher makes its ad inventory available on an SSP and invites advertisers to bid based on the user’s data received. Each time the publisher’s web page loads, an ad request is sent to multiple ad exchanges and, in some cases, to the demand side platform directly from the SSP. In the case of RTB media buys, many DSPs would place bids to the impressions being offered by the publisher during the auction. The advertiser that bids a higher amount compared to other advertisers will win the bid and pay the second highest price for the winning impression to serve the ads.
COVID-19 Industry Impact
The onset of the COVID-19 pandemic caused a material reduction in advertising spending across all channels. Advertising spending is estimated to have decreased 30-50% during the height of the lockdown with ad budgets reduced due to economic shock (e.g., lodging, restaurants) and the cancellation of major events (e.g., concerts, Olympics). The linear TV segment was among the hardest hit as small- and medium-sized business owners cut back on local broadcast and cable advertising, cable networks couldn’t air live sports, and the production of content ground to a halt. Cord cutting, the practice of ending a cable or satellite television service, is also expected to remain elevated. Research conducted by The Trade Desk estimated that approximately 27% of U.S. households would end their cable TV subscription by the end of 2021, roughly nine times the rate of cord cutting over the last few years. The CTV and AVOD channels, which include televisions with integrated internet and ad-based streaming services, held up the best during the pandemic, but these channels remain less than 3% of total TV advertising spend. Overall, the industry is seeing an accelerated shift of advertisement spending from the tradition linear television channel to digital channels such as CTV and AVOD.
Our Customers
On the buy-side of our business, our customers consist of purchasers of programmatic advertising inventory. We had approximately 150 direct customers during the year ended December 31, 2020, consisting of advertising buyers, including small- and mid-sized companies, large advertising holding companies (which may manage several agencies), independent advertising agencies and mid-market advertising service organizations. However, we work on over 4,000 campaigns annually, as many advertising agencies and advertising holding companies have decision-making that is generally highly decentralized, such that purchasing decisions are made, and relationships with advertisers are located, at the agency, local branch or division level. We serve a variety of customers across multiple industries including travel/tourism (including destination marketing organizations or DMOs), energy, consumer packaged goods (“CPG”) healthcare, education, financial services (including cryptocurrency technologies) and other industries. Some of the significant brands we work with on the buy-side include Curo, the U.S. Army, Just Energy, Bitcoin Depot, Visit Virginia Beach, Visit Colorado Springs and Pigeon Forge.
On the sell-side of our business, the Colossus SSP, the buyers on our platform include DSPs, agencies and individual advertisers. We have broad exposure to the ecosystem of buyers, reaching on average approximately 15,400 advertisers per month in 2020, which has increased to approximately 27,800 during the month ended June 30, 2021. As spending on programmatic advertising increasingly becomes a larger share of the overall ad spend, advertisers and agencies are seeking greater control of their digital advertising supply chains. To take advantage of this industry shift, we have entered into SPO agreements directly with buyers. As part of these agreements, we are providing advertisers and agencies with benefits ranging from custom data and workflow integrations, product features, volume-based business terms, and visibility into campaign performance data and methodology. As a result of these direct relationships, our existing advertisers and agencies are incentivized to allocate an increasing percentage of their advertising budgets to our platform.
Our Competitive Strengths
We believe the following attributes and capabilities form our core strengths and provide us with competitive advantages:
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End-to-End, Technology-Driven Solution Focused on Providing Higher Value to Underserved Markets. Our small- and mid-sized client base is seeking high ROI, low customer acquisition costs and measurable results that grow their topline. Because we focus exclusively on the first and last miles of media delivery, we engage clients at the front-end of the digital supply chain with the first dollar of spend, in many cases prior to agency involvement, and drive data-driven results across the digital advertising ecosystem to optimize ROI. We offer an end-to-end solution that enables us to set and carry-out the digital campaign strategy of our clients in full, in a more efficient and less expensive manner than some of our competitors. Small- and mid-sized companies are looking for partners that can drive results across the entire digital supply chain. On the Colossus SSP, we offer a wide range of niche and general market publishers an opportunity to maximize advertising revenue driven by technology-enabled targeted advertising to multicultural and other audiences. We believe our technology’s ability to tailor our efforts to our clients-specific needs and inform those efforts with data and algorithmic learnings is a long-term advantage to serving this end of the market.

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Comprehensive Processes Enhance Ad Inventory Quality and Reduce Invalid Traffic.   We operate what we believe to be one of the most comprehensive processes in the digital advertising ecosystem to enhance ad inventory quality. In 2020, Colossus SSP was ranked by MediaMath as 4th among the industry’s approximately 80 supply-side companies in terms of key quality measures such as transparency, fraud detection, and accountability. In the advertising industry, inventory quality is assessed in terms of IVT, which can be impacted by fraud such as “fake eyeballs” generated by automated technologies set up to artificially inflate impression counts. As a result of our platform design and proactive IVT mitigation efforts, in 2020, less than 1% of inventory was determined to be invalid, resulting in minimal financial impact to our customers. We address IVT on a number of fronts, including: sophisticated technology, which detects and avoids invalid traffic on the front end; direct publisher and inventory relationships, for supply path optimization; and ongoing campaign and inventory performance review, to ensure inventory quality and brand protection controls are in place.
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Curated Data-Driven Sell-Side Platform to Support Buy-Side.   The Colossus SSP enables us to gather data to build and develop unique product offerings for our clients. The ability to curate our supply allows us to serve a broad range of clients with challenging and unique advertising needs and optimize campaign performance in a way that our siloed competitors are unable to do. This model, together with our infrastructure solutions and ability to quickly access excess server capacity, helps us scale up efficiently and allows us to grow our business at a faster pace than a pure buy-side solution would. In addition, our clients can easily buy targeted data from over 150 sources through our platform. We also provide clients access to our proprietary data through our data management platform, which only increases with continued use of our platform. We believe that the integration of data and decisioning within a single platform enables us to better serve our clients.

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High Client Retention Rate and Cross Selling Opportunities.   In June 2021, we had approximately 150 clients on the buy-side through 4,000 different campaigns and 27,800 clients the sell-side. They understand the independent nature of our platform and relentless focus on driving ROI-based results. Our value proposition is complete alignment across our entire digital supply platform beginning with the first dollar in and last dollar out. We are technology and media agnostic, and our clients trust us to provide the best opportunity for success of their brands and businesses. As a result, our clients have been loyal, with over 90% client retention for the clients that represent approximately 80% of our revenues. In addition, we cultivate client relationships through our pipeline of moderate and self-serve clients that conduct campaigns within our platform that eventually grow into managed service clients, which has resulted in their increased use of our platform over time. As our clients expand their usage of our technology platform, they often transition to our managed services delivery model, which in turn drives increased client loyalty. The managed services delivery model allows us to combine our technology with a highly personalized offering to strategically design and manage advertising campaigns, provide ad hoc support and recommend strategy adjustments as needed.

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Growing and Profitable Business Model.   We have grown our revenue steadily and profitably, which we believe demonstrates the power of our technology platform, the strength of our client relationships and the leverage inherent to our business model. For the year ended December 31, 2020, our sell-side advertising revenue increased to $2.8 million compared to $0.8 million for the year ended December 31, 2019, or an increase of 253%. On September 30, 2020, we acquired Orange142 to further bolster our overall buy-side advertising platform and enhance our offerings across multiple industry verticals such as travel, healthcare, education, financial services, consumer products and others, with particular emphasis on small- and mid-sized businesses transitioning into digital with growing digital media budgets. For the years ended December 31, 2020 and 2019, our net loss was flat at ($0.9) million for both periods. For the year ended December 31, 2020, Adjusted EBITDA increased to $0.6 million compared to Adjusted EBTIDA of $(0.9) million for the year ended December 31, 2019, an increase of $1.5 million, or 171% (see “Prospectus Summary — Non-GAAP Financial Measures” for more information about our use of non-GAAP financial measures).

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Solutions for the Destabilization of Advertising.   As a result of the impending phase out of third-party cookies by 2023 by Google, we have begun integrating identity resolution solutions in order to provide our clients with accurate, targeted advertising without cookies. These solutions provide higher CPM (cost per thousand impressions) advertising, thus resulting in higher revenues. Leveraging our third-party technology providers, our technology has a potential reach of over 250 million matched people online and is powered by over 600 million unique online authentication events per month. To cater to the need for precision and scale, we will be investing in artificial intelligence and machine learning technology to build out our own collection of identities, often referred to as an “ID

Lake,” from first-party and third-party data sources, that will facilitate matches and relations between the disparate sets of data.
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Experienced Management Team.   Our management team, led by our two founders, has significant experience in the digital advertising industry and with identifying and integrating acquired businesses. Specifically, our two founders, Chairman and Chief Executive Officer Mark Walker and President Keith Smith, have over 45 years of combined experience. The team has led digital marketing efforts for companies both large and small, with unique experience leading small- and mid-sized companies through the challenges of transitioning platforms into the programmatic advertising space. Our Chief Technology Officer, Anu Pillai, is experienced in developing digital platforms on both the buy-side and sell-side, ranging from CPG companies focused on e-commerce to publishers seeking to monetize their ad inventory. Our Chief Financial Officer, Susan Echard, a former senior auditor at Ernst & Young LLP, has significant experience working with public companies directly as well a strong background with mergers and acquisitions.

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ESG-Centered Strategy.   We believe our business strategy promotes the ideals of an ESG-based business with particular focus on social and governance issues. Our unique focus has already resulted in numerous partnerships with both large and small advertisers as the multicultural market continues to grow and expand.

Social, Diversity and Governance
We believe it is essential for our organization, from top to bottom, to understand and relate to the issues our clients face on both the buy-side and sell-side. Our founding owners are of African-American descent and founded our Company on multicultural principles designed to alleviate the challenges that buyers and publishers face accessing an expansive multicultural market. Our management team reflects the tone and tenor of our multicultural audiences and our policies on gender equality and gender pay. More than 70% of our management are women and/or identify as being from a diverse background, including all four of our executive officers.
Environmental
Our platform requires significant amounts of information to be stored across multiple servers and we anticipate those amounts to increase significantly as we grow. We are committed to ensuring that we incorporate environmental excellence in our business mindset. Energy use, recycling practices and resource conservation are a few of the factors we take into consideration in building our technological infrastructure, selecting IT partners, and utilizing key suppliers. In the first quarter of 2022, we expect to transition our server platform to HPE Greenlake, which is centered on environmentally-friendly operations and marketed as “Greenlake-as-a-service,” through which we promote its energy conservation principles. We opted for HPE GreenLake’s as-a-service model because it represents a shift towards supplier responsibility for the elimination of wasted infrastructure and processing capacity. Our needs are metered and monitored, providing insights that can lead to significant resource and energy efficiencies by avoiding overprovisioning and optimizing the IT refresh cycle. This enables us to bring existing equipment to the highest levels of utilization and to eliminate idling equipment that drains energy and resources, yielding both environmental and financial savings.
Our Growth Strategy
We have a multi-pronged growth strategy designed to continue to build upon the momentum we have generated so far in order to create opportunities. Our key growth strategies include our plans to:
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Continue to expand our highly productive “on the ground” buy-side and sell-side sales teams throughout the United States, with a particular focus on markets where we believe our client base is underserved.

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Utilize management’s experience to identify and close additional acquisition opportunities to accelerate expansion into new industry verticals, grow market share and enhance platform innovation capabilities.

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Leveraging our end-to-end product offering as a differentiating factor to win new business and cross-sell to existing clients.

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Aggressively grow the Colossus SSP advertising inventory, including both multicultural and general inventory. We aim to increase our omni-channel capabilities to focus on highest growth content formats such as OTT/CTV audio (such as podcasts, etc.), in-app and others.

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Continued innovation and development of our data management platform and proprietary ID Lake and collection of first-party data to inform decision-making and optimize client campaigns.

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Invest in further optimization of our infrastructure and technology solutions to maximize revenue and operating efficiencies.

Revenues
We generate revenues through a broad range of offerings throughout our technology platforms. On the buy-side of our business, our technology drives the design and execution of advertising strategies across an array of digital channels including programmatic display, social, paid search, mobile, native, email, video advertising, OTT/CTV, audio, digital out-of-home (“DOOH”) and more. In the world’s constantly shifting and expanding digital landscape, where it is easy for “set it and leave it” mentalities and impersonal algorithms to steer digital advertising campaigns, our data-driven technologies enable customized ROI-focused outcomes for our clients. Our team is made up of savvy digital strategists, skilled software developers, experienced ad buyers or traders, expert technicians and data analysts. We have a wide variety of small- and mid-sized companies representing numerous industry verticals such as travel, healthcare, education, financial services, and consumer goods and services. We are typically engaged on an “insertion order” or master services agreement, with the typical engagement driven by the campaign goals of the client. For the mid-sized clients, we typically engage on a long-term contractual basis ranging from one to five years, while our smaller clients tend to engage on a shorter duration of less than one year despite the fact that many of our smaller clients have been long term clients well in excess of one year.
On the sell-side of our business, through our proprietary Colossus SSP, we generate revenues by enabling programmatic media buyers to buy ad inventory from our host of publishers and content creators aggregated to provide access to buyers at scale. Advertisers and agencies often have a large portfolio of brands requiring a variety of campaign types and support for a wide array of inventory formats and devices, including OTT/CTV, video and display, in-app, native and audio. Our omni-channel proprietary technology platform is designed to maximize these various advertising channels, which we believe is a further driver of efficiency for our buyers. As of June 1, 2021, the platform is comprised of publishers across multiple channels including OTT/CTV, display, native, in-app, online video (“OLV”), audio and DOOH. Through our platform, media buyers are able to buy more than 2 billion daily impressions across many unique audiences including multicultural audiences at scale with 20% of those impressions being diverse and multicultural-focused, including African Americans, Latin Americans, Asian Americans and LGBTQ+ customers. We charge a standard fee to our publishers for providing access to a host of media buyers on a daily basis. Today, our publishers, through our platform, have access to more than 27,800 buyers of ad inventory in June 2021. We have a sales team working on behalf of our publishers to enlist more ad buyers across all media channels to generate more revenue for our publishers. The Colossus SSP continues to expand its capabilities to give our content providers more avenues to distribute ad inventory such as OTT/CTV, digital audio, DOOH, etc. and inform our publishers to enhance their ad selling needs by distributing content in various forms to meet the rising demands of the ad buying community.
Marketing, Sales, and Distribution
Our sales organization focuses on marketing our technology solution to increase the adoption of our products by existing and new buyers and sellers. We market our products and services to buyers and sellers through our national sales team that operates from various locations across the United States. This team leverages market knowledge and expertise to demonstrate the benefits of programmatic advertising and how we can drive better performance and results for our clients. We are focused on expanding our national sales presence primarily by growing our sales personnel presence in certain states and regions around the country in which we currently operate and/or seeking to establish a presence. We typically seek to add experienced sales personnel with an established track record and/or verifiable book of business and client relationships.
For the buy-side platform, our sales team has three fundamental components: (1) a consulting services team that advises clients on a more enterprise level in the design and implementation of a digital media strategy; (2) a professional services team with each seller integration to assist sellers in getting the most value from our solution; and (3) our client services team that works closely with clients to manage and/or support campaigns. For Colossus SSP, our professional services team manages each new DSP or publisher/seller integration while the buyer team focuses on the unique challenges and issues arising with our inventory buys.
Our marketing initiatives are focused on managing our brand, increasing market awareness and driving advertising spend to our platform. We often present at industry conferences, create custom events and invest in public relations. In addition, our marketing team advertises online and in other forms of media, creates case studies, sponsors research, writes whitepapers, publishes marketing collateral, generates blog posts and undertakes client research studies.
Competition
Buy-Side Competition
The buy-side digital advertising industry is a very competitive, fast-paced industry with ongoing technological changes, new market entrants and behavioral changes in content consumption. Overall digital advertising spending historically has been highly concentrated in a small number of very large companies that have their own inventory, including Google, Facebook, Comcast, Verizon, AT&T and Amazon, with which we compete for digital advertising inventory and demand. Despite the dominance of large companies, there is still a large addressable market that is highly fragmented and includes many providers of transaction services with which we compete. There has been rapid evolution and consolidation in the advertising technology industry, and we expect these trends to continue, thereby increasing the capabilities and competitive posture of larger companies, particularly those that are already dominant in various ways, and enabling new or stronger competitors to emerge. Based on the current focus of our competitors, there is even more opportunity for engagement in the underserved and multicultural markets on which we focus.
Sell-Side Competition
On the sell-side of the digital advertising industry, competition is robust but more limited in that there were approximately 80 current SSPs in operation as of December 2020, according to Media Math. We continue to refine our offering so that it remains competitive in scope, ease of use, scalability, speed, data access, price, inventory quality, brand security, customer service, identity protection and other technological features that help sellers monetize their inventory and buyers increase the return on their advertising investment. While our industry is evolving rapidly and becoming increasingly competitive, we believe that our solution enables us to compete favorably on these factors. We achieve this by ensuring that we have the right integrations and implementations in place. Our traffic verification partner is directly integrated within our exchange to ensure inventory quality on a real-time basis. We partner with an accredited Media Rating Council vendor to provide an added layer of security through sophisticated IVT detection and filtration. Our verification with the Trustworthy Accountability Group indicates our status as a trusted player in the digital advertising ecosystem. Through our direct integration with The Media Trust’s Creative Quality Assurance (QA) product, we detect and eliminate the serving of malicious ads in real time, and by transacting on a universal cookie ID, consumers are served more relevant ads, advertisers reach more valuable users and publishers can match their audience data. In the end, we believe these factors enable our sales team to promote the advantages of our platform and drive greater adoption of Colossus SSP.
Seasonality in Our Business
In the advertising industry, companies commonly experience seasonal fluctuations in revenue. For example, many advertisers allocate the largest portion of their budgets to the fourth quarter of the calendar year in order to coincide with increased holiday purchasing. Historically, the second and third quarters of the year reflect our highest levels of advertising activity and the first quarter reflects the lowest level of such activity. We expect our revenue to continue to fluctuate based on seasonal factors that affect the advertising industry as a whole.
Employees
As of June 30, 2021, we had 52 employees, all of whom are full-time employees. None of our employees are currently covered by a collective bargaining agreement. We have no labor-related work stoppages and believe our relations with our employees are good. We promote a diverse workforce and believe that it fosters innovation and cultivates an environment filled with unique perspectives. As a result, diversity and inclusion are part and parcel of our ability to meet the needs of our customers. Respect for human rights and a commitment to ethical business conduct are fundamental to our business model. In addition, we measure employee engagement on an ongoing basis, as we believe an engaged workforce leads to a more innovative, productive and profitable company. We obtain feedback from our employees to implement programs and processes designed to keep our employees connected with the Company.
Government Regulation
Privacy and data protection legislation and regulation play a significant role in our business. The U.S. Congress and state legislatures, along with federal regulatory authorities, have recently increased their attention to matters concerning the collection and use of consumer data, including in the area of internet-based advertising. These authorities have enacted or are considering enacting legislation that could significantly restrict our ability to collect, augment, analyze, use and share data collected through cookies and similar technologies, such as by regulating the level of consumer notice and consent required before a company can employ cookies or other electronic tools to track people online.
Digital advertising in the United States has mostly been subject to regulation by the FTC pursuant to Section 5 of the Federal Trade Commission Act, which prohibits companies from engaging in “unfair” or “deceptive” trade practices. The FTC has also commenced the examination of privacy issues that arise when marketers track consumers across multiple devices, otherwise known as cross-device tracking.
Data privacy legislation has also been introduced by individual states. First, California has enacted broad-based privacy legislation known as the CCPA. The CCPA came into force on January 1, 2020 and requires covered companies to, among other things, provide new disclosures to California consumers and grant such consumers a new right to opt-out of “sales” of personal information, a concept that is defined broadly. The CCPA is also subject to regulations issued by the California Attorney General, which were finalized and became effective in August 2020. The California Privacy Rights and Enforcement Act (“CPRA”), which was passed as a ballot initiative in November 2020 and comes into effect on January 1, 2023, expands upon the CCPA and, among other things, creates new categories of personal information with additional protections, creates new data subject rights such as a right of correction, creates a new state rulemaking and enforcement agency for the CPRA, expands potential liability for violations and gives consumers rights to opt out of additional forms of data sharing with third parties. It remains unclear how aspects of the CCPA (as amended by the CPRA) or its implementing regulations will be interpreted.
In March 2021, Virginia Governor Ralph Northam signed the Virginia Consumer Data Protection Act (“VCDPA”) into law, making Virginia the second state in the nation to enact comprehensive data privacy legislation. The VCDPA resembles and adopts some of the framework from the CCPA, the CPRA (which, as noted above, will amend and expand the CCPA), and the General Data Protection Regulation (“GDPR”). However, the VCDPA contains a number of unique provisions as well. For example, unlike the CCPA and CPRA, the VCDPA leaves enforcement entirely up to the Attorney General and does not provide a private right of action for consumers.
In addition to regulations in the United States, some of our operations may subject us to data privacy laws outside the United States. For example, in the EU, the GDPR took effect on May 25, 2018 and regulates transfers of personal data (subject to such laws) from the European Economic Area (“EEA”) and the UK to the U.S. as well as other third countries outside the EEA and the UK which are deemed not to provide adequate standards of data protection to the levels required by the GDPR. The GDPR and and its UK equivalent commonly referred to as “UK GDPR” also impose numerous privacy-related obligations and requirements for companies operating in the EU and the UK, including requiring data controllers not to transfer personal data to U.S.-based processors unless they agree to certain legally binding processing obligations, greater control for data subjects (for example, the “right to be forgotten”), increased data portability for EU and UK consumers, data breach notification requirements and exposure to substantial fines for non-compliance.
Facilities
Our headquarters are located in Houston, Texas, where we occupy a facility with approximately 2,500 square feet under a lease that expires in June 2022. We have permanent offices and/or a co-work office presence in four other office locations across the United States: Austin, Atlanta, New York and Colorado Springs. These offices or workspaces are leased, and we do not own any real property. We believe that our current facilities are adequate to meet our needs for the immediate future, and that, should it be needed, suitable additional space will be available to accommodate any expansion of our operations.
Intellectual Property
The protection of our technology and intellectual property is an important component of our success. We rely on intellectual property laws, including trade secret, copyright, patent and trademark laws in the U.S. and abroad, and use contracts, confidentiality procedures, non-disclosure agreements, employee disclosure and invention assignment agreements and other contractual rights to protect our intellectual property.
We own intellectual property related to our owned sites. As of June 30, 2021, we owned approximately 298 websites and URLs in varying stages of development to support our marketers advertising efforts. We also hold six U.S. registered trademarks and one pending trademark registration application.
Legal Proceedings
As of the date hereof, we are not a party to any material legal or administrative proceedings. There are no proceedings in which any of our directors, executive officers or affiliates, or any registered or beneficial stockholder, is an adverse party or has a material interest adverse to our interest. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

MANAGEMENT
Executive Officers and Directors
The following table sets forth information regarding our executive officers and directors as of the date of this prospectus:
Name	Age	Position
Mark Walker	45	Chairman and Chief Executive Officer
Keith Smith	52	President and Director
Susan Echard	57	Chief Financial Officer
Anu Pillai	51	Chief Technology Officer
		Independent Director
		Independent Director
		Independent Director
Executive Officers
Mark D. Walker.   Mr. Walker became our Chairman and Chief Executive Officer on August 23, 2021 and, from 2018 until the completion of the Organizational Transactions, served in the role of Managing Partner of the Company. Prior to founding Direct Digital Holdings with Mr. Smith, Mr. Walker worked at CVG Group, LLC, (“CVG Group”) a private equity firm, from October 2016 to May 2019 as the Chief Operating Officer responsible for the operations of the portfolio companies within CVG Group’s holdings. In this role, he was the Acting COO for Ebony Media Operations, (“Ebony Media”) where he was responsible for initiating and overseeing the digital transformation of Ebony Media from a print publication to a digital-first organization. Prior to CVG Group and Ebony Media, he worked for the largest retail electricity provider within the United States, NRG Energy, from 2005 to 2016, in positions of progressively increasing scope and responsibility. While at NRG Energy, he built multiple revenue streams through digital, retail and business development activities while increasing overall revenue to NRG Energy, where he represented approximately 40% of new revenue of NRG Energy Home division. Mr. Walker brings nearly 20 years of experience building relationships and revenue generating operations for Fortune 500 corporations, working in business development and marketing for Deloitte, and startup organizations. Throughout his career, Mr. Walker has sat on multiple advisory boards within the industry, such as Hitwise and Dentsu Aegis, and has written multiple articles and case studies that have been showcased in Jupiter Research and Search Engine Watch. We believe that Mr. Walker is qualified to serve as a member of our board of directors because of the perspective and experience he brings as our Chief Executive Officer and a founder of the Company, as well as his other extensive executive experience. Mr. Walker holds a B.A. in Economics from The University of Texas and was a member of the Board of Directors of the University of Texas Alumni Association.
Keith W. Smith.   Mr. Smith is a co-founder of the Company and became our President on August 23, 2021 and, from 2018 until the completion of the Organizational Transactions, served in the role of Managing Partner of the Company. Prior to founding Direct Digital Holdings, Mr. Smith was a Managing Partner at Parkview Advisors, LLC, and President and CEO of Parkview Capital Credit, Inc., from November 2014 to April 2020, where he invested and managed more than $75 million with small-and mid-sized businesses to provide acquisition and growth capital. Prior to Parkview, Mr. Smith served as Managing Director for a private equity, direct lending platform, Capital Point Partners, where he invested and managed more than $150 million in direct lending first lien, second lien and mezzanine investments, as well as complimentary minority equity investments. Prior to Capital Point Partners, he worked for Rabobank International (“RI”) from 2006 to 2009, where he was a Vice President and Portfolio Manager of more than $2 billion in direct lending and structured credit bank assets for one of the company’s special investment vehicles. He played a key role in originating new client transactions as well as managing a book of existing bank clients. Prior to RI, he was an Associate Director in the Structured Finance Group of Standard & Poor’s from 2003 to 2006, where he analyzed and rated transactions across a broad spectrum of asset types. In addition to his investment banking background, Mr. Smith also has over six years of legal experience as an attorney and has served on the boards of numerous portfolio companies. We believe that Mr. Smith is qualified to serve as a member of our board of directors because of the perspective and experience he brings as our Chief Financial Officer and a co-founder of the Company, as well as his other executive experience and financial, investment and management experience. Mr. Smith holds a B.A. in Economics from The University of Texas at Austin; a J.D. from Southern Methodist University; and an M.B.A. from The Olin School of Business at Washington University in St. Louis.
Anu Pillai.    Anu Pillai was named Chief Technology Officer of Direct Digital Holdings in March 2021. Ms. Pillai brings extensive experience in defining and executing new product development solutions as well as large enterprise IT implementations and has successfully led global projects with complete responsibility for cross-functional teams in program management, product design, software development, system architecture, integration and implementation. Prior to serving at Digital Direct Holdings, Ms. Pillai held executive positions and led digital transformations at several companies, including BLK/OPL, a direct-to-consumer e-commerce cosmetic brand, from 2019 to 2021, where she served as SVP, Digital Technology & Ecommerce, and Ebony Media, publisher of the iconic EBONY magazine, from 2011 to 2019, where she served as SVP, Digital Technology & Monetization. She was responsible at both of these companies for the execution of all technology and digital initiatives including system design and architecture, development, project management, resource planning of onsite/offshore resources and monetization across all digital properties with specific emphasis on increasing revenues through various programmatic channels. Prior to that, Ms. Pillai held leadership roles with leading Fortune 50 technology and infrastructure companies, such as General Electric, from 2005 to 2007, where she served as an IT leaser; Intel Corporation, from 2000 to 2003, where she served as a Senior Software Engineer; and Motorola, from 1996 to 1998, where she served as an analyst, and we believe she has proven experience in managing and leading small and large global development teams with technology resources spread across the U.S., China, Mexico and India. Ms. Pillai holds a B.S. in Computer Science and Engineering from Bharathiar in India.
Susan Echard.   Susan Echard became our Chief Financial Officer in May 2021 while serving as a consultant at SeatonHill LLC (“SeatonHill”), where she was employed from February 2021 until joining the Company as a full time employee in October 2021. Prior to SeatonHill, Ms. Echard served as the Chief Financial Officer at Trinity Capital Inc., a Business Development Corporation, and, in such capacity, was responsible for all aspects of the firm’s financial matters, investor relations, legal and human resource management. Prior to joining Trinity, Ms. Echard served as the Chief Financial Officer at CUBEX LLC, a medical, dental and veterinary inventory management company, from 2017 to 2019. From 2016 to 2017, she served as the Chief Financial Officer at Datashield, a data security services company, and from 2015 to 2016, she served as the Corporate Controller at BeyondTrust, a provider of privileged access and identity management and data security. Prior to that, she served as Corporate Controller at AFS Technologies, Inc., a provider of software solutions for consumer goods companies, from 2014 to 2015, and was formerly a senior auditor at Ernst & Young LLP. Ms. Echard has over 30 years of accounting experience. She holds a Bachelor of Business Administration degree from the University of Michigan.
Non-Employee Directors
Family Relationships
There are no family relationships between or among any of our directors or executive officers.
Board Composition and Risk Oversight
Our board of directors is currently composed of           members.           of our directors are independent within the meaning of the listing requirements and rules of the Nasdaq Capital Market. Our certificate of incorporation and bylaws will provide that the number of our directors shall be at least three and will be fixed from time to time by resolution of our board of directors. There are no family relationships between or among any of our directors or executive officers.
Our board of directors has an active role, as a whole and also at the committee level, in overseeing the management of our risks. Our board of directors is responsible for general oversight of risks and regular review of information regarding our risks, including credit risks, liquidity risks and operational risks. Our compensation committee is responsible for overseeing the management of risks relating to our executive compensation plans and arrangements. Our audit committee is responsible for overseeing the management of our risks relating to accounting matters and financial reporting. Our nominating and corporate governance committee is responsible for overseeing the management of our risks associated with the independence of our board of directors and potential conflicts of interest. While each committee is responsible for evaluating certain risks and overseeing the management of such risks, our entire board of directors is regularly informed through discussions from committee members about such risks. Our board of directors believes its administration of its risk oversight function has not affected our board of directors’ leadership structure.
Director Independence
We have applied to list our Class A common stock on the Nasdaq Capital Market under the symbol “DRCT.” Under the rules of the Nasdaq Capital Market, independent directors must comprise a majority of a listed company’s board of directors within a specified period of the completion of this offering. In addition, the rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and corporate governance committees be independent. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act (“Rule 10A-3”). Under the rules of the Nasdaq Capital Market, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.
To be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors or any other board committee: (1) accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries.
In                 , 2021, our board of directors undertook a review of its composition, the composition of its committees and the independence of our directors and considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, our board of directors has determined that none of our non-employee directors has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these non-employee directors is “independent” as that term is defined under the rules of the Nasdaq Capital Market. In                 , 2021, our board of directors also determined that                 ,           and           , each of whom comprise our audit committee, compensation committee and nominating and corporate governance committee, satisfy the independence standards for those committees established by applicable SEC rules and the rules of the Nasdaq Capital Market. In making this determination, our board of directors considered the relationships that each non-employee director has with us and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director.
Board Leadership Structure
Mr. Walker, our Chief Executive Officer, is also the Chairman of our board of directors. Our board of directors determined that, at the present time, having our Chief Executive Officer also serve as the Chairman of our board of directors provides us with optimally effective leadership and is in our best interests and those of our stockholders. Mr. Walker co-founded the Company, and our board of directors believes that Mr. Walker’s years of management experience in our industry as well as his extensive understanding of our business, operations and strategy make him well qualified to serve as Chairman of our board of directors.
The Company’s Corporate Governance Guidelines provide our board of directors with flexibility to select the appropriate leadership structure at a particular time based on what our board of directors determines to be in the best interests of the Company. The Company’s Corporate Governance Guidelines provide that our board of directors has no established policy with respect to combining or separating the offices of chairman of the board of directors and principal executive officer.

In                 , 2021, our board of directors appointed                 to serve as our lead independent director. As lead independent director,                 presides over periodic meetings of our independent directors, serves as a liaison between the chairman of our board of directors and the independent directors and performs such additional duties as our board of directors may otherwise determine and delegate.
Committees of our Board of Directors
Our board of directors has established three standing committees: an audit committee, a compensation committee and a nominating and corporate governance committee, each of which has the composition and responsibilities described below. Following the closing of this offering, each committee’s charter will be posted on the investor relations section of our website. Directors serve on these committees until their resignation or until otherwise determined by our board of directors. Our board of directors may establish other committees as it deems necessary or appropriate from time to time.
Audit Committee
Our audit committee consists of           ,           and           , each of whom, our board of directors determined, satisfies the independence requirements under the Nasdaq listing standards and Rule 10A-3. The chair of our audit committee is                 , whom our board of directors determined is an “audit committee financial expert” within the meaning of SEC regulations. Each member of our audit committee can read and understand fundamental financial statements in accordance with applicable requirements.
The primary purpose of the audit committee is to discharge the responsibilities of our board of directors with respect to our corporate accounting and financial reporting processes, systems of internal control and financial statement audits, and to oversee our independent registered public accounting firm. Specific responsibilities of our audit committee include:
•
helping our board of directors oversee our corporate accounting and financial reporting processes;

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reviewing and discussing with management all press releases regarding our financial results and any other information provided to securities analysts and rating agencies, including any non-GAAP financial information;

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managing the selection, engagement, qualifications, independence and performance of a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

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discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent accountants, our interim and year-end operating results;

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developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

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reviewing and approving any related-party transactions, after reviewing each such transaction for potential conflicts of interests and other improprieties;

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obtaining and reviewing a report by the independent registered public accounting firm at least annually that describes our internal quality control procedures, any material issues with such procedures and any steps taken to deal with such issues when required by applicable law;

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approving or, as permitted, pre-approving, audit and permissible non-audit services to be performed by the independent registered public accounting firm; and

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reviewing and investigating conduct alleged by the board of directors to be in violation of our code of business conduct and ethics, and adopting, as necessary or appropriate, remedial, disciplinary, or other measures with respect to such conduct.

Our audit committee operates under a written charter that satisfies the applicable Nasdaq listing standards.

Compensation Committee
Our compensation committee consists of           ,           and           , each of whom, our board of directors determined, is independent under the Nasdaq listing standards and is a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act. The chair of our compensation committee is                 .
The primary purpose of our compensation committee is to discharge the responsibilities of our board of directors in overseeing our compensation policies, plans and programs and to review and determine the compensation to be paid to our executive officers, directors and other senior management, as appropriate. Specific responsibilities of our compensation committee include:
•
reviewing and advising the board of directors concerning our overall compensation, philosophy, policies and plans, including reviewing both regional and industry compensation practices and trends;

•
determining any peer group used for executive compensation comparison purposes;

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reviewing and approving corporate and personal performance goals and objectives relevant to the compensation of all executive officers, and making recommendations to the board of directors regarding all executive officer executive compensation (including but not limited to salary, bonus, incentive compensation, equity awards, benefits and perquisites);

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reviewing, adopting, amending and terminating incentive compensation and equity plans, severance agreements, profit sharing plans, bonus plans, change-of-control protections and any other compensatory arrangements for our executive officers and other senior management;

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reviewing and discussing with management the disclosures regarding executive compensation to be included in our public filings or shareholder reports;

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reviewing and recommending to our board of directors the compensation paid to our directors;

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overseeing succession planning for executive officers jointly with our nominating and corporate governance committee; and

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reviewing key strategic human resource activities, including those relating to diversity, training and recruitment.

Our compensation committee operates under a written charter that satisfies the applicable Nasdaq listing standards.
Nominating and Corporate Governance Committee
Our nominating and corporate governance committee consists of       ,           and        , each of whom, our board of directors determined, is independent under the Nasdaq listing standards. The chair of our nominating and corporate governance committee is        .
Specific responsibilities of our nominating and corporate governance committee include:
•
evaluating and selecting, or recommending to our board of directors, nominees for each election of directors, except that if we are at any time legally required by contract or otherwise to provide any third party with the ability to nominate a director, our nominating and corporate governance committee need not evaluate or propose such nomination, unless required by contract or requested by our board of directors;

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determining criteria for selecting new directors, including desired board skills, experience and attributes;

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considering any nominations of director candidates validly made by our stockholders;

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reviewing and making recommendations to our board of directors concerning qualifications, appointment and removal of committee members;

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developing, recommending for approval by our board of directors and reviewing on an ongoing basis the adequacy of the corporate governance principles applicable to us, including, but not limited to, director qualification standards, director responsibilities, committee responsibilities, director access to management and independent advisors, director compensation, director orientation and continuing education, management succession and annual performance evaluation;
•
considering and presenting to the board of directors for adoption a code of business conduct and ethics;

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reviewing and recommending to our board of directors changes to our bylaws as needed;

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developing orientation materials for new directors and corporate governance-related continuing education for all directors; and

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overseeing succession planning for executive officers jointly with our compensation committee.

Our nominating and corporate governance committee operates under a written charter that satisfies the applicable Nasdaq listing standards.
Non-Employee Director Compensation
In fiscal year 2020, we did not have a formal policy with respect to compensation payable to our non-employee directors for service as directors because we did not have any non-employee directors. In connection with this offering, we intend to approve and implement a compensation program for our non-employee directors that consists of annual retainer fees and long-term equity awards. Each non-employee director is expected to receive an annual cash retainer for his or her services in an amount equal to $      and an annual equity award with a grant date fair value equal to $      .
Directors who are also our employees will receive no additional compensation for their service as directors. Messrs. Walker and Smith were our only employee directors during fiscal year 2020. See the section titled “Executive Compensation” for additional information about the compensation paid to Messrs. Walker and Smith.
Code of Business Conduct and Ethics
We have adopted a written code of business conduct and ethics. Our code of business conduct and ethics is intended to document the principles of conduct and ethics to be followed by all of our directors, officers and employees. Its purpose is to promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest. Following the closing of this offering, the full text of our code of business conduct and ethics will be posted on the investor relations section of our website. We intend to disclose future amendments to certain provisions of our code of business conduct and ethics, or waivers of these provisions, on our website or in filings under the Exchange Act.

EXECUTIVE COMPENSATION
We have opted to comply with the executive compensation disclosure rules applicable to “smaller reporting companies,” as such term is defined in the rules promulgated under the Securities Act. In accordance with these rules, our “named executive officers” for fiscal year 2020 were:
•
Mark Walker, Chairman and Chief Executive Officer; and

•
Keith Smith, President and Interim Chief Financial Officer.

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of this offering may differ materially from the currently planned programs and arrangements summarized in this discussion, including the terms of the Direct Digital Holdings 2021 Omnibus Incentive Plan, referred to below as the 2021 Plan, which became effective immediately prior to the consummation of this offering.
2020 Summary Compensation Table
The following table sets forth information concerning the compensation of our named executive officers for the fiscal years indicated below. Our Chief Financial Officer, Susan Echard, joined us in May 2021 and as such is not a named executive officer for fiscal year 2020.
Name and Principal Position	Fiscal Year	Salary ($)	All Other Compensation ($)(1)	Total ($)
Mark Walker	2020	313,461	67,512	380,973
Chairman and Chief Executive Officer
Keith Smith	2020	253,461	77,325	330,786
President and Interim Chief Financial Officer

(1)
This column includes the dollar value of premiums paid by the Company for group life insurance as well as perquisites. For 2020, these amounts were as follows:

Name	Life Insurance Premiums	Car Allowance	Other Perquisites
Mark Walker	4,000	6,377	57,135
Keith Smith	24,549	7,776	45,000
Elements of the Company’s Executive Compensation Program
Named Executive Officer Consulting Agreement
The Company previously entered into a Board Services and Consulting Agreement with each of Mark Walker and Keith Smith, effective September 30, 2020 (the “Walker Agreement” and the “Smith Agreement,” respectively, and collectively, the “Consulting Agreements”). Pursuant to the Walker Agreement, Mr. Walker serves as our Chief Executive Officer and, pursuant to the Smith Agreement, Mr. Smith serves as our President.
The Consulting Agreements entitle each of Mr. Walker and Mr. Smith to the following benefits:
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base salary of $450,000, which will be reviewed annually and may be increased at our sole discretion;

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annual performance review by the Company to determine whether a performance-based bonus shall be paid;

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participation in all employee benefit plans maintained by the Company or any subsidiary; provided that, if no health, dental, short-term disability, long-term disability or life insurance is provided, the Company will reimburse the named executive officer for all out of pocket costs to purchase such coverage; and

•
reimbursement for reasonable out of pocket expenses.

Each Consulting Agreement may be terminated by either us or the applicable named executive officer; provided that, the applicable Consulting Agreement will be terminated automatically upon a named executive officer’s death.
Equity Compensation
In connection with this offering, we adopted the 2021 Plan, which became effective immediately prior to the consummation of this offering, in order to facilitate the grant of equity awards to our employees, consultants and directors for the purposes of obtaining and retaining services of these individuals, which we believe is essential to our long-term success. For additional information about the 2021 Plan, see “Incentive Compensation Plan” below.
Other Elements
We provide various employee benefit programs to our named executive officers, including health, disability and life insurance benefits, which are generally available to all of our employees. We also currently maintain a 401(k) retirement savings plan for our U.S. employees, including our U.S.-based named executive officers, who satisfy certain eligibility requirements.
2020 Outstanding Equity Awards at Fiscal Year-End
Neither named executive officer held any outstanding equity awards as of December 31, 2020.
Incentive Compensation Plan
In connection with this offering, we adopted the the 2021 Plan, which became effective immediately prior to the consummation of this offering and under which we may grant equity incentive awards to eligible employees (including our named executive officers), nonemployee directors and consultants in order to enable us to obtain and retain services of these individuals, which is essential to our long-term success.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS
There have been no transactions since January 1, 2019 to which we have been a participant that involved amounts that exceeded or will exceed the lesser of (i) $120,000 or (ii) one percent of the average of our total assets at December 31, 2019 and December 31, 2020, and in which any of our directors, executive officers or any other “related person” as defined in Item 404(a) of Regulation S-K had or will have a direct or indirect material interest.
Our Policy Regarding Related Party Transactions
Following the completion of this offering, our Audit Committee will have the primary responsibility for reviewing and approving or disapproving “related party transactions,” which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed the lesser of $120,000 or one percent of the average of our total assets at year end for the last two completed fiscal years, and in which a related person has or will have a direct or indirect material interest. Upon completion of this offering, our policy regarding transactions between us and related persons will provide that a related person is defined as a director, executive officer, nominee for director or greater than 5% beneficial owner of our Class A common stock, in each case since the beginning of the most recently completed year, and any of their immediate family members.
Tax Receivable Agreement
We expect to obtain an increase in our share of the tax basis of the assets of DDH LLC when (as described below under “— DDH LLC Agreement — LLC Unit Redemption Right”) the Continuing LLC Owners (a) redeem or exchange their LLC Units for newly issued shares of our Class A common stock on a one-for-one basis (or, at our option, for cash) and (b) receive payments under the Tax Receivable Agreement (such basis increase, a “Basis Adjustment”). We intend to treat such redemptions or exchanges of LLC Units as the direct purchase of LLC Units by Direct Digital Holdings from such Continuing LLC Owners for U.S. federal income and other applicable tax purposes, regardless of whether such LLC Units are surrendered by such Continuing LLC Owners to DDH LLC for redemption or sold to Direct Digital Holdings upon the exercise of our election to acquire such LLC Units directly. A Basis Adjustment may have the effect of reducing the amounts that we would otherwise pay in the future to various tax authorities to the extent that we have positive taxable income in a future tax period that is offset by tax depreciation or amortization deductions arising from such Basis Adjustment. The Basis Adjustments may also decrease gains (or increase losses) on future dispositions of certain capital assets to the extent tax basis is allocated to those capital assets, which could also generate tax savings for us.
In connection with the Organizational Transactions described above, we will enter into the Tax Receivable Agreement with DDH LLC and each of the Continuing LLC Owners. The Tax Receivable Agreement will provide for our payment to the Continuing LLC Owners of 85% of the amount of tax benefits, if any, that we actually realize, or in some circumstances, are deemed to realize (calculated using certain assumptions), as a result of any Basis Adjustments and certain other tax benefits arising from payments under the Tax Receivable Agreement. DDH LLC will have in effect an election under Section 754 of the Internal Revenue Code of 1986, as amended (the “Code”) effective for each taxable year in which a redemption or exchange (including deemed exchange) of LLC Units for shares of our Class A common stock or cash occurs. These Tax Receivable Agreement payments are not conditioned upon any continued ownership interest in either DDH LLC or us by such Continuing LLC Owners. The rights of such Continuing LLC Owners under the Tax Receivable Agreement are assignable to transferees of their LLC Units (other than Direct Digital Holdings as transferee pursuant to subsequent redemptions (or exchanges) of the transferred LLC Units). We expect to benefit from the remaining 15% of tax benefits, if any, that we may realize. Actual tax benefits realized by us may differ from tax benefits calculated under the Tax Receivable Agreement as a result of the use of certain assumptions in the Tax Receivable Agreement, including the use of an assumed weighted-average state and local income tax rate to calculate tax benefits.
The Basis Adjustments, as well as any amounts paid to the Continuing LLC Owners under the Tax Receivable Agreement, will vary depending on a number of factors, including:

•
the timing of any subsequent redemptions or exchanges — for instance, the increase in any tax deductions will vary depending on the fair value, which may fluctuate over time, of the depreciable or amortizable assets of DDH LLC at the time of each redemption or exchange;

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the price of shares of our Class A common stock at the time of redemptions or exchanges — the Basis Adjustments, as well as any related increase in any tax deductions, are directly related to the price of shares of our Class A common stock at the time of each redemption or exchange;

•
the extent to which such redemptions or exchanges are taxable — if a redemption or exchange is not taxable for any reason, increased tax deductions will not be available; and

•
the amount and timing of our taxable income (prior to taking into account the tax depreciation or amortization deductions arising from the Basis Adjustments) — the Tax Receivable Agreement generally will require Direct Digital Holdings to pay 85% of the tax benefits as and when those benefits are treated as realized under the terms of the Tax Receivable Agreement. Except as discussed below, in cases of (i) a material breach of a material obligation under the Tax Receivable Agreement, (ii) a change of control or (iii) an early termination of the Tax Receivable Agreement, if Direct Digital Holdings does not have taxable income, it will generally not be required to make payments under the Tax Receivable Agreement for that taxable year because no tax benefits will have been realized. However, any tax benefits that do not result in realized tax benefits in a given taxable year may generate tax attributes that may be utilized to generate tax benefits in future taxable years. The utilization of any such tax attributes will result in payments under the Tax Receivable Agreement.

For purposes of the Tax Receivable Agreement, cash savings in income tax will be computed by comparing Direct Digital Holdings’ actual income tax liability to the amount of such taxes that it would have been required to pay had there been no Basis Adjustments and had the Tax Receivable Agreement not been entered into. The Tax Receivable Agreement will generally apply to each of our taxable years, beginning with the first taxable year ending after the consummation of the offering. The actual and hypothetical tax liabilities determined in the Tax Receivable Agreement will be calculated using the actual U.S. federal income tax rate in effect for the applicable period and an assumed, weighted-average state and local income tax rate based on apportionment factors for the applicable period (along with the use of certain other assumptions). There is no maximum term for the Tax Receivable Agreement; however, the Tax Receivable Agreement may be terminated by us pursuant to an early termination procedure that requires us to pay the Continuing LLC Owners an agreed upon amount equal to the estimated present value of the remaining payments to be made under the agreement (calculated based on certain assumptions, including regarding tax rates and utilization of the Basis Adjustments).
The payment obligations under the Tax Receivable Agreement are obligations of Direct Digital Holdings and not of DDH LLC. Although the actual timing and amount of any payments that may be made under the Tax Receivable Agreement will vary, we expect that the payments that we may be required to make to the Continuing LLC Owners could be significant. For example, if we acquired all of the LLC Units of the Continuing LLC Owners in taxable transactions as of this offering, based on an initial public offering price of $      per share (the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus) and on certain assumptions, including that (i) there are no material changes in relevant tax law and (ii) we earn sufficient taxable income in each year to realize on a current basis all tax benefits that are subject to the Tax Receivable Agreement, we expect that the resulting reduction in tax payments for us, as determined for purposes of the Tax Receivable Agreement, would aggregate to approximately $      , substantially all of which would be realized over the next 15 years, and we would be required to pay the Continuing LLC Owners 85% of such amount, or $      , over the same period. The actual increases in tax basis with respect to future taxable redemptions, exchanges or purchases of LLC Units, as well as the amount and timing of any payments we are required to make under the Tax Receivable Agreement in respect of the acquisition of LLC Units from certain of Continuing LLC Owners in connection with this offering or future taxable redemptions, exchanges or purchases of LLC Units, may differ materially from the amounts set forth above because the potential future reductions in our tax payments, as determined for purposes of the Tax Receivable Agreement, and the payments we will be required to make under the Tax Receivable Agreement, will each depend on a number of factors, including the market value of our Class A common stock at the time of redemption or exchange, the prevailing federal tax rates applicable to us over the life of the Tax Receivable Agreement (as well as the assumed combined state and local tax rate), the amount and timing of the taxable income that we generate in the future and the extent to which future redemptions, exchanges or purchases of LLC Units are taxable transactions. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Tax Receivable Agreement” for more information about expected payments under the Tax Receivable Agreement.
There may be a material negative effect on our liquidity if, as described below, the payments made by us to the Continuing LLC Owners under the Tax Receivable Agreement exceed the actual benefits we receive in respect of the tax attributes subject to the Tax Receivable Agreement and/or distributions to us by DDH LLC are not sufficient to permit us to make payments under the Tax Receivable Agreement. To the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, the unpaid amounts generally will be deferred and will possibly accrue interest until paid by us. Decisions made by us in the course of running our business, such as with respect to mergers, asset sales, other forms of business combinations or other changes in control, may influence the timing and amount of payments that are received by the Continuing LLC Owners under the Tax Receivable Agreement. For example, the earlier disposition of assets following a transaction that results in a Basis Adjustment will generally accelerate payments under the Tax Receivable Agreement and increase the present value of such payments.
In addition, although we are not aware of any issue that would cause the Internal Revenue Service (the “IRS”) to challenge the tax basis increases or other benefits arising under the Tax Receivable Agreement, the Continuing LLC Owners who are parties to the Tax Receivable Agreement will not reimburse us for any payments previously made if such tax basis increases or other tax benefits are subsequently disallowed, except that any excess payments made to the Continuing LLC Owners who are parties to the Tax Receivable Agreement will be netted against future payments otherwise to be made under the Tax Receivable Agreement, if any, after our determination of such excess. In addition, a challenge to any tax benefits initially claimed by us may not arise for a number of years following the initial time of such payment. As a result, in such circumstances we could make payments to the Continuing LLC Owners under the Tax Receivable Agreement that are greater than our actual cash tax savings and may not be able to recoup those payments, which could negatively impact our liquidity.
In addition, the Tax Receivable Agreement provides that, upon certain mergers, asset sales or other forms of business combination or certain other changes of control, our or our successor’s obligations with respect to tax benefits would be based on certain assumptions, including that we or our successor would have sufficient taxable income to fully utilize the benefits arising from the increased tax deductions and tax basis and other benefits covered by the Tax Receivable Agreement. As a result, upon a change of control, we could be required to make payments under the Tax Receivable Agreement that are greater than or less than the specified percentage of our actual cash tax savings, which could negatively impact our liquidity.
This provision of the Tax Receivable Agreement may result in situations where the Continuing LLC Owners have interests that differ from or are in addition to those of our other stockholders. In addition, we could be required to make payments under the Tax Receivable Agreement that are substantial and in excess of our, or a potential acquirer’s, actual cash savings in income tax.
Finally, because we are a holding company with no operations of our own, our ability to make payments under the Tax Receivable Agreement is dependent on the ability of DDH LLC to make distributions to us. To the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, such payments will be deferred and will possibly accrue interest until paid.
DDH LLC Agreement
We will operate our business through DDH LLC and its subsidiary. In connection with the completion of this offering, we and the Continuing LLC Owners will enter into DDH LLC’s amended and restated limited liability company agreement, which we refer to as the “DDH LLC Agreement.” The operations of DDH LLC, and the rights and obligations of the holders of LLC Units, will be set forth in the DDH LLC Agreement.
Appointment as Manager
Under the DDH LLC Agreement, we will become a member and the sole manager of DDH LLC. As the sole manager, we will be able to control all of the day-to-day business affairs and decision-making of

DDH LLC. As such, we, through our officers and directors, will be responsible for all operational and administrative decisions of DDH LLC and the day-to-day management of DDH LLC’s business. Pursuant to the terms of the DDH LLC Agreement, we cannot, under any circumstances, be removed as the sole manager of DDH LLC except by our election.
Compensation
We will not be entitled to compensation for our services as manager. We will be entitled to reimbursement or capital contribution credit by DDH LLC for fees and expenses incurred on behalf of DDH LLC, including all expenses associated with this offering and maintaining our corporate existence.
Distributions
The DDH LLC Agreement will require “tax distributions” to be made by DDH LLC to its members, as that term is defined in the agreement. Tax distributions will be made to members on a pro rata basis, including us, in amounts intended to be sufficient to allow the members, including us, to pay taxes owed in respect of income allocated by DDH LLC and to allow us to meet our obligations under the Tax Receivable Agreement (as described above under “— Tax Receivable Agreement”). The DDH LLC Agreement will also allow for distributions to be made by DDH LLC to its members on a pro rata basis out of “distributable cash,” as that term is defined in the agreement. We expect DDH LLC may make distributions out of distributable cash periodically to the extent permitted by our agreements governing our indebtedness and necessary to enable us to cover our operating expenses and other obligations, including our tax liability and obligations under the Tax Receivable Agreement, as well as to make dividend payments, if any, to the holders of our Class A common stock.
LLC Unit Redemption Right
The DDH LLC Agreement will provide a redemption right to the Continuing LLC Owners which will entitle them to have their LLC Units redeemed, from time to time at their election (subject to the terms of the DDH LLC Agreement), for newly issued shares of our Class A common stock on a one-for-one basis (subject to customary adjustments, including for stock splits, stock dividends and reclassifications). Upon the exercise of the redemption right, the redeeming member will surrender its LLC Units to DDH LLC for cancellation. The DDH LLC Agreement will require that we contribute shares of our Class A common stock to DDH LLC in exchange for an amount of newly issued LLC Units in DDH LLC that will be issued to us equal to the number of LLC Units redeemed from the Continuing LLC Owners. DDH LLC will then distribute the shares of our Class A common stock to the Continuing LLC Owners to complete the redemption. In the event of such a redemption election by Continuing LLC Owners, Direct Digital Holdings may effect a direct exchange of Class A common stock or a cash payment equal to a volume weighted average market price of one share of Class A common stock for each such LLC Unit in lieu of such a redemption. Whether by redemption or exchange, we will be obligated to ensure that at all times the number of LLC Units that we own equals the number of shares of Class A common stock issued by us (subject to certain exceptions for treasury shares and shares underlying certain convertible or exchangeable securities).
Indemnification
The DDH LLC Agreement will provide for indemnification of the manager, members and officers of DDH LLC and their respective subsidiaries or affiliates.

PRINCIPAL STOCKHOLDERS
The following table sets forth the beneficial ownership of our Class A common stock and Class B common stock, after giving effect to the Organizational Transactions, by:
•
each person, or group of affiliated persons, who is known to beneficially own more than 5% of either our Class A common stock or our Class B common stock;

•
each of our named executive officers for fiscal year 2020;

•
each of our current directors; and

•
all of our current directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to such securities.
As described in the sections titled “Organizational Transactions” and “Certain Relationships and Related Person Transactions,” the Continuing LLC Owners will be entitled to have their LLC Units redeemed for shares of Class A common stock on a one-for-one basis (subject to customary adjustments, including for stock splits, stock dividends and reclassifications) in accordance with the terms of the DDH LLC Agreement; provided that, at Direct Digital Holdings’ election, Direct Digital Holdings may effect a direct exchange of such Class A common stock or a cash payment equal to a volume weighted average market price of one share of Class A common stock for each LLC Unit redeemed in accordance with the terms of the DDH LLC Agreement. In connection with this offering, we will issue to the Continuing LLC Owners one share of Class B common stock for each LLC Unit they own. As a result, the number of shares of Class B common stock listed in the table below will correlate to the number of LLC Units the Continuing LLC Owners will own immediately prior to and after this offering (but after giving effect to the Organizational Transactions other than this offering). See the section titled “Organizational Transactions.”
The percentage of beneficial ownership of shares of our Class A common stock and our Class B common stock outstanding before the offering set forth below is based on the number of shares of our common stock to be issued and outstanding immediately following the Organizational Transactions without giving effect to this offering. The percentage of beneficial ownership of our Class A common stock and our Class B common stock after the offering set forth below is based on             shares of our common stock to be issued and outstanding immediately after the offering.
Immediately following the consummation of this offering, the Continuing LLC Owners will hold all of the issued and outstanding shares of our Class B common stock. The shares of Class B common stock will have no economic rights, but each share will entitle the holder to one vote per share on all matters on which stockholders of Direct Digital Holdings are entitled to vote generally. The voting power afforded to the Continuing LLC Owners by their shares of Class B common stock will be automatically and correspondingly reduced as they exchange shares of Class B common stock, together with a corresponding number of LLC Units, as applicable, for shares of Class A common stock of Direct Digital Holdings. See the sections titled “Certain Relationships and Related Person Transactions — DDH LLC Agreement,” and “Description of Capital Stock.”
Except as otherwise indicated, all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. Unless otherwise indicated, the address of each person or entity named in the table below is 1233 West Loop S #1170, Houston, TX 77027.

	Shares of Class A Common Stock Beneficially Owned				Shares of Class B Common Stock Beneficially Owned				Total Common Stock Beneficially Owned
	After Giving Effect to the Organizational Transactions and Before the Offering		After Giving Effect to the Organizational Transactions and After the Offering		After Giving Effect to the Organizational Transactions and Before the Offering		After Giving Effect to the Organizational Transactions and After the Offering		After Giving Effect to the Organizational Transactions and Before the Offering		After Giving Effect to the Organizational Transactions and After the Offering
	No.	Percent	No.	Percent	No.	Percent	No.	Percent	No.	Percent	No.	Percent
5% Stockholders
Direct Digital Management, LLC(1)		—		—		%		%		%		%
USDM Holdings, Inc.(2)		—		—		%		%		%		%
Named Executive Officers and Directors
Mark Walker		%		%		—		—		%		%
Keith Smith		%		%		—		—		%		%
Anu Pillai		%		%		—		—		%		%
		%		%		—		—		%		%
		%		%		—		—		%		%
		%		%		—		—		%		%
All executive officers and directors as a group ( persons)		%		%		—		—		%		%

* Less than 1%.
(1)
Direct Digital Management, LLC is a holding company in which Mark Walker, our Chairman and Chief Executive Officer, and Keith Smith, our President, each indirectly hold a 50% economic and voting interest. AJN Energy & Transport Ventures, LLC and SKW Financial LLC each own 50% of the equity interests in Direct Digital Management, LLC. Mr. Walker and his wife share investment and dispositive power with respect to the shares of Class B common stock held by AJN Energy & Transport Ventures, LLC. Mr. Smith and his wife share investment and dispositive power with respect to the shares of Class B common stock held by SKW Financial LLC.

(2)
USDM Holdings, Inc. is a holding company in which Ms. Leah Woolford, former manager of DDH LLC, has 100% voting and dispositive power.

DESCRIPTION OF CAPITAL STOCK
The following is a description of the material terms of our certificate of incorporation and bylaws, each of which will become effective prior to the consummation of this offering, and of specific provisions of Delaware law. The following description also assumes the completion of the Organizational Transactions unless the context requires otherwise. The following description is intended as a summary only and is qualified in its entirety by reference to our certificate of incorporation, our bylaws and the Delaware General Corporation Law (the “DGCL”).
General
Our current authorized capital stock consists of 1,000 shares of common stock, no par value per share. Upon the closing of this offering and the filing of our certificate of incorporation, we will be authorized to issue                 shares of Class A common stock, par value $      per share,                 shares of Class B common stock, par value $      per share and                 shares of preferred stock, par value $      per share.
Common Stock
As of the consummation of this offering, there will be                 shares of our Class A common stock issued and outstanding and                 shares of our Class B common stock issued and outstanding.
Class A Common Stock
Voting Rights
Holders of our Class A common stock will be entitled to cast one vote per share. Holders of our Class A common stock will not be entitled to cumulate their votes in the election of directors. Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all holders of Class A common stock and Class B common stock present in person or represented by proxy, voting together as a single class. Except as otherwise provided by law, amendments to the amended and restated certificate of incorporation must be approved by a majority of the combined voting power of all shares of Class A common stock and Class B common stock, voting together as a single class.
Dividend Rights
Any dividend or distribution paid or payable to the holders of shares of Class A common stock shall be paid pro rata, on an equal priority, pari passu basis; provided, however, that if a dividend or distribution is paid in the form of Class A common stock (or rights to acquire shares of Class A common stock), then the holders of the Class A common stock shall receive Class A common stock (or rights to acquire shares of Class A common stock).
Liquidation Rights
In the event of our liquidation, dissolution or winding-up, upon the completion of the distributions required with respect to any series of redeemable convertible preferred stock that may then be outstanding, our remaining assets legally available for distribution to stockholders shall be distributed on an equal priority, pro rata basis to the holders of Class A common stock, unless different treatment is approved by the majority of the voting power of the outstanding shares of Class A common stock and Class B common stock.
Other Matters
No shares of Class A common stock will be subject to redemption or have preemptive rights to purchase additional shares of Class A common stock. Holders of shares of our Class A common stock do not have subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to the Class A common stock. Upon consummation of this offering, all the outstanding shares of Class A common stock will be validly issued, fully paid and non-assessable.
Class B Common Stock
Issuance of Class B Common Stock with LLC Units
Shares of Class B common stock will only be issued in the future to the extent necessary to maintain a one-to-one ratio between the number of LLC Units held by the Continuing LLC Owners and the number of shares of Class B common stock issued to the Continuing LLC Owners. Shares of Class B common stock are transferable only together with an equal number of LLC Units. Shares of Class B common stock will be cancelled on a one-for-one basis if we, at the election of the Continuing LLC Owners, redeem or exchange their LLC Units pursuant to the terms of the DDH LLC Agreement.
Voting Rights
Holders of Class B common stock will be entitled to cast one vote per share, with the number of shares of Class B common stock held by each Continuing LLC Owner being equivalent to the number of LLC Units held by such Continuing LLC Owner. Holders of our Class B common stock will not be entitled to cumulate their votes in the election of directors. The voting power afforded to Continuing LLC Owners by their shares of Class B common stock will be automatically and correspondingly reduced as they redeem their LLC Units because an equal number of their shares of Class B common stock will be cancelled.
Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all Class A and Class B stockholders present in person or represented by proxy, voting together as a single class. Except as otherwise provided by law, amendments to the amended and restated certificate of incorporation must be approved by a majority of the combined voting power of all shares of Class A common stock and Class B common stock, voting together as a single class. There will be a separate vote of the Class B common stock in the following circumstances:
•
if we amend, alter or repeal any provision of the amended and restated certificate of incorporation or the amended and restated bylaws in a manner that modifies the voting, conversion or other powers, preferences, or other special rights or privileges, or restrictions of the Class B common stock;

•
if we reclassify any outstanding shares of Class A common stock into shares having rights as to dividends or liquidation that are senior to the Class B common stock or, in the case of Class A common stock, the right to more than one vote for each share thereof; or

•
if we authorize any shares of preferred stock with rights as to dividends or liquidation that are senior to the Class B common stock or the right to more than one vote for each share thereof.

Dividend Rights
The shares of Class B common stock have no economic rights. Holders of shares of our Class B common stock do not have any rights to receive dividends.
Retirement
Pursuant to the amended and restated certificate of incorporation that will be in effect immediately prior to the closing of this offering, each share of Class B common stock will be retired, and all rights with respect to such shares shall cease and terminate, automatically upon the earlier to occur of (a) the occurrence of a Transfer (as defined therein), other than a Permitted Transfer (as defined therein) of such share of Class B common stock and (b) on the Final Conversion Date (as defined therein).
Liquidation Rights
On our liquidation, dissolution or winding up, holders of Class B common stock will not be entitled to receive any distribution of our assets.

Transfers
Pursuant to the DDH LLC Agreement, each holder of Class B common stock agrees that:
•
the holder will not transfer any shares of Class B common stock to any person unless the holder transfers an equal number of LLC Units to the same person; and

•
in the event the holder transfers any LLC Units to any person, the holder will transfer an equal number of shares of Class B common stock to the same person.

Other Matters
No shares of Class B common stock will have preemptive rights to purchase additional shares of Class B common stock. Holders of shares of our Class B common stock do not have subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to the Class B common stock. Upon consummation of this offering, all outstanding shares of Class B common stock will be validly issued, fully paid and nonassessable.
Preferred Stock
Our board of directors will have the authority, subject to limitations prescribed by Delaware law, to issue up to           shares of “blank check” preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further vote or action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our Class A common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our Company and might adversely affect the market price of our Class A common stock and the voting and other rights of the holders of our Class A common stock. We have no current plan to issue any shares of preferred stock.
Anti-Takeover Provisions
Certain provisions of Delaware law, as well as our certificate of incorporation and our bylaws that will become effective immediately prior to the completion of this offering, may have the effect of delaying, deferring or discouraging another person from acquiring control of us. These provisions include the items described below. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.
Delaware Law
When we have a class of voting stock that is either listed on a national securities exchange or held of record by more than 2,000 stockholders, we will become subject to the provisions of Section 203 of the DGCL (“Section 203”). In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:
•
the business combination or transaction which resulted in the stockholder becoming an interested stockholder was approved by the board of directors prior to the time that the stockholder became an interested stockholder;

•
upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by directors who are also officers of the corporation and shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
•
at or subsequent to the time the stockholder became an interested stockholder, the business combination was approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder and an “interested stockholder” as a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock.
A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from an amendment approved by at least a majority of the outstanding voting shares. We have not opted out of these provisions. As a result, mergers or other takeover or change in control attempts of us may be discouraged or prevented. These provisions may have the effect of delaying, deferring or preventing changes in control of our Company.
Certificate of Incorporation and Bylaw Provisions
Our certificate of incorporation and our bylaws, which will become effective immediately prior to the completion of this offering, include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our board of directors or management team, including the following:
Board of Directors Vacancies
Each director is to hold office until the next election of the class for which such director shall have been chosen and until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal. Our certificate of incorporation and bylaws will authorize only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors will be permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of our board of directors and promotes continuity of management.
Advance Notice Requirements for Stockholder Proposals and Director Nominations
Our bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our bylaws also will specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our Company.
Removal of Directors
Our certificate of incorporation will provide that directors may only be removed for cause and upon the affirmative vote of two-thirds of the outstanding voting power of our capital stock. Any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office.
The limitations on the removal of directors and filling of vacancies could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of our Company.

No Cumulative Voting
The DGCL provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our certificate of incorporation does not provide for cumulative voting.
Amendment of Certificate of Incorporation and Bylaws Provisions
Amendments to our certificate of incorporation will require the approval of a two-thirds majority of the outstanding voting power of our capital stock. Our certificate of incorporation and bylaws will provide that approval of stockholders holding a two-thirds majority of our outstanding voting power is required for stockholders to amend or adopt any provision of our bylaws.
Exclusive Forum
Our bylaws will provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors or officers to us or our stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of the DGCL or our certificate of incorporation or bylaws or (iv) any action asserting a claim that is governed by the internal affairs doctrine, shall be the Court of Chancery of the State of Delaware; provided that, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction; and provided further that, if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state or federal court sitting in the State of Delaware. Our bylaws also will provide that the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action against us or any of our directors, officers, employees or agents arising under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in our securities shall be deemed to have notice of and consented to this provision. Although we believe these provisions will benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers. There is uncertainty as to whether a court would enforce such provisions, and the enforceability of similar choice of forum provisions in other companies’ charter documents has been challenged in legal proceedings. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions, and there can be no assurance that such provisions will be enforced by a court in those other jurisdictions. We note that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
Listing
We have applied to list our Class A common stock on the Nasdaq Capital Market under the symbol “DRCT.”
Transfer Agent and Registrar
The transfer agent and registrar for our capital stock is American Stock Transfer & Trust Company, LLC.

SHARES ELIGIBLE FOR FUTURE SALE
Based on the number of shares outstanding as of                   , 2021, upon completion of this offering and after giving effect to the Organizational Transactions,           shares of Class A common stock will be outstanding. Of these outstanding shares, all       shares sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, except for any shares held by our “affiliates,” as that term is defined under Rule 144 promulgated under the Securities Act. Restricted securities may be sold in the public market only if registered or if their resale qualifies for exemption from registration described below under Rule 144 or another available exemption. Also, of these shares, approximately        shares will be eligible for sale in the public market 90 days after the date of this prospectus, subject in certain circumstances to the volume, manner of sale and other limitations under Rule 144, and to 180-day lock-up agreements applicable to holders of most of the Company’s Class A common stock.
Rule 144
In general, under Rule 144, as currently in effect, once we have been subject to public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, an eligible stockholder is entitled to sell such shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. To be an eligible stockholder under Rule 144, such stockholder must not be deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and must have beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144, subject to compliance with the public information requirements of Rule 144 and the expiration of the lock-up agreements described below.
In general, under Rule 144, as currently in effect, our affiliates, or persons selling shares on behalf of our affiliates, are entitled to sell shares on expiration of the lock-up agreements described below. Beginning 90 days after the date of this prospectus, within any three-month period, such stockholders may sell a number of shares that does not exceed the greater of:
•
1% of the number of shares of our Class A common stock then outstanding, which will equal approximately           shares immediately after this offering, assuming no exercise of the underwriters’ option to purchase additional shares of our Class A common stock from us; or

•
the average weekly trading volume of our Class A common stock on the Nasdaq Capital Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.
Omnibus Incentive Plan
We intend to file a registration statement on Form S-8 under the Securities Act to register all shares of our common stock issuable under the 2021 Plan shortly after the date of this prospectus, permitting the sale of such shares, subject to applicable vesting conditions, by nonaffiliates in the public market without restriction under the Securities Act and by affiliates in the public market, subject to compliance with the resale provisions of Rule 144.
Lock-Up Arrangements
We, each of our directors and officers and our stockholders have agreed not to offer, sell, agree to sell, directly or indirectly, or otherwise dispose of any shares of Class A common stock or any securities convertible into or exchangeable for shares of Class A common stock without the prior written consent of the representatives for a period of 180 days from the closing. These lock-up agreements provide limited exceptions, and their restrictions may be waived at any time by the representatives.

CERTAIN MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
FOR NON-U.S. HOLDERS
The following is a summary of certain material U.S. federal income tax consequences of the purchase, ownership and disposition of our Class A common stock issued pursuant to this offering by non-U.S. holders (as defined below), but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Code, Treasury regulations promulgated or proposed thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS, in each case in effect as of the date hereof. These authorities may be changed, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those set forth below. We have not sought, and will not seek, either an opinion from legal counsel, or any rulings from the IRS regarding the matters discussed below, and there can be no assurance that the IRS will not take a position contrary to those discussed below or that any position taken by the IRS will not be sustained.
This summary is limited to non-U.S. holders who purchase our Class A common stock pursuant to this offering and who hold shares of our Class A common stock as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment purposes). This summary does not address the tax consequences arising under the laws of any non-U.S., state, or local jurisdiction or under U.S. federal gift and estate tax laws or the effect, if any, of the alternative minimum tax or the Medicare contribution tax imposed on net investment income. In addition, this discussion does not address tax considerations applicable to a non-U.S. holder’s particular circumstances or to a non-U.S. holder that may be subject to special tax rules, including, without limitation:
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banks, insurance companies, or other financial institutions;

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partnerships or other entities or arrangements classified as partnerships for U.S. federal income tax purposes and investors therein;

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tax-exempt organizations or governmental organizations;

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persons required for U.S. federal income tax purposes to conform the timing of income accruals to their financial statements under Section 451 of the Code;

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controlled foreign corporations, passive foreign investment companies, and corporations that accumulate earnings to avoid U.S. federal income tax;

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brokers or dealers in securities or currencies;

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traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

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U.S. expatriates and former citizens or former long-term residents of the United States;

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persons who hold our Class A common stock as a position in a hedging transaction, “straddle,” “conversion transaction,” or other risk reduction transaction;

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persons who hold or receive our Class A common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

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tax-qualified retirement plans;

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qualified foreign pension funds as defined in Section 897(l)(2) of the Code and entities all of the interest of which are held by qualified foreign pension funds; and

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persons deemed to sell our Class A common stock under the constructive sale provisions of the Code.

In addition, if a partnership (including an entity or arrangement classified as a partnership for U.S. federal income tax purposes) holds our Class A common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partner and the partnership. Accordingly, partnerships (and entities treated as such for U.S. federal income tax purposes) that hold our Class A common stock, and partners in such partnerships, should consult their tax advisors regarding the U.S. federal income tax treatment to them in light of their particular circumstances.

      PROSPECTIVE INVESTORS ARE ENCOURAGED TO CONSULT WITH AND RELY SOLELY UPON THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.
Non-U.S. Holder Defined
For purposes of this discussion, you are a “non-U.S. holder” if you are a beneficial owner of our Class A common stock and you are neither a “U.S. person” nor an entity or arrangement classified as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:
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an individual who is a citizen or resident of the United States;

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a corporation or other entity taxable as a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

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an estate whose income is subject to U.S. federal income tax regardless of its source; or

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a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) who has the authority to control all substantial decisions of the trust or (y) which has made a valid election under applicable Treasury regulations to be treated as a United States person for U.S. federal income tax purposes.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our Class A common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner, upon the activities of the partnership and upon certain determinations made at the partner level. Accordingly, we urge partners in partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes) considering the purchase of our Class A common stock to consult with and rely solely upon their tax advisors regarding the U.S. federal income tax considerations of the purchase, ownership and disposition of our Class A common stock by such partnership.
Distributions
As described in the section entitled “Dividend Policy,” we do not expect to make any distributions on our Class A common stock for the foreseeable future. However, if we do make distributions on our Class A common stock or rights to acquire our Class A common stock, other than certain pro rata distributions of Class A common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent distributions exceed both our current and our accumulated earnings and profits, such distributions will first constitute a tax-free return of capital and will reduce your adjusted tax basis in our Class A common stock (determined on a share-by-share basis), but not below zero, and, thereafter, any excess will be treated as capital gain from the sale of our Class A common stock, subject to the tax treatment described below in “Certain Material United States Federal Income Tax Considerations for Non-U.S. Holders — Gain on Sale or Other Taxable Disposition of Class A Common Stock.”
Any dividend paid to you generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividend, or such lower rate as may be specified by an applicable income tax treaty, except to the extent that the dividends are “effectively connected” dividends, as described below. In order to claim treaty benefits to which you are entitled, you must timely provide us with a properly completed IRS Form W-8BEN or W-8BEN-E (or other applicable or successor form) certifying under penalty of perjury that you (i) are not a “United States person” as defined under the Code, and (ii) qualify for the reduced treaty rate. If you do not timely furnish the required documentation, but are otherwise eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. If you hold our Class A common stock through a financial institution or other agent acting on your behalf, you will be required to provide appropriate documentation to the agent, who then will be required to provide certification to us or our paying agent, either directly or through other intermediaries. This certification must be provided to us (or, if applicable, our paying agent) prior to the payment to you of any dividends and may be required to be updated periodically. Non-U.S. holders should consult their own tax advisors regarding their potential entitlement to benefits under any applicable income tax treaty.
To the extent provided for in the applicable Treasury regulations we may withhold up to 30% of the gross amount of an entire distribution, even if the amount of the entire distribution is greater than the amount of such distribution constituting a dividend. If tax is withheld on the amount of a distribution in excess of the amount constituting a dividend, then a refund of any such excess amounts may be obtained by you by timely filing a claim for refund with the IRS.
Dividends received by you that are effectively connected with your conduct of a trade or business within the United States (and, if an applicable income tax treaty requires, attributable to a permanent establishment or fixed place of business maintained by you in the United States) are exempt from the U.S. federal withholding tax described above. In order to claim this exemption, you must provide us (or, if applicable, our paying agent) with an IRS Form W-8ECI (or a successor form) properly certifying that the dividends are effectively connected with your conduct of a trade or business within the United States. Such “effectively connected dividends,” although not subject to U.S. federal withholding tax, are generally taxed at the same U.S. federal income tax rates applicable to U.S. persons, net of certain deductions and credits (except as provided by an applicable income tax treaty). In addition, if you are a corporate non-U.S. holder, you may also be subject to a branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on your effectively connected earnings and profits for the taxable year that are attributable to such dividends, as adjusted for certain items.
Gain on Sale or Other Taxable Disposition of Class A Common Stock
Subject to the discussions below regarding FATCA (as defined below) and backup withholding, you generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our Class A common stock unless:
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the gain is effectively connected with your conduct of a U.S. trade or business (and, if an applicable income tax treaty requires, the gain is attributable to a permanent establishment or fixed place of business maintained by you in the United States);

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you are a nonresident individual who is present in the United States for a period or periods aggregating 183 days or more during the taxable year in which the sale or disposition occurs, and certain other conditions are met; or

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our Class A common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation,” or a “USRPHC,” for U.S. federal income tax purposes, at any time during the shorter of the five-year period ending on the date of the sale or other taxable disposition of our Class A common stock or your holding period for our Class A common stock, and certain other conditions are met.

If you are a non-U.S. holder described in the first bullet above, you generally will be subject to U.S. federal income tax on the gain derived from the sale or other taxable disposition (net of certain deductions or credits) under the U.S. federal income tax rates generally applicable to U.S. persons (except as provided by an applicable income tax treaty), and corporate non-U.S. holders described in the first bullet above also may be subject to branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.
If you are an individual non-U.S. holder described in the second bullet above, you will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on the gain derived from the sale or other taxable disposition, which may be offset by U.S. source capital losses for that taxable year (even though you are not considered a resident of the United States), provided that you have timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet above, in general, we would be a USRPHC if our “U.S. real property interests” comprised at least 50% of the sum of the fair market value of our worldwide real property interests plus our other assets used or held in our trade or business. We believe that we are not currently and (based upon our projections as to our business) will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a non-U.S. holder of our Class A common stock would not be subject to U.S. federal income tax if our Class A common stock is “regularly traded” (within the meaning of applicable Treasury regulations) on an established securities market, and such non-U.S. holder has owned, actually and constructively, five percent or less of our Class A common stock at all times during the applicable period described above. No assurances can be provided that our Class A common stock will be treated as regularly traded on an established securities market for purposes of the rules described above. Non-U.S. holders are encouraged to consult their own tax advisors with respect to the application of the foregoing rules to their ownership and disposition of our Class A common stock, including any potential entitlement to benefits under any applicable income tax treaty.
Backup Withholding and Information Reporting
Payments of dividends on our Class A common stock will not be subject to backup withholding provided you either certify under penalties of perjury your non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI (or a successor form), or otherwise establish an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on our Class A common stock paid to you, regardless of whether any tax is subject to backup withholding, and whether such distributions constitute dividends.
In addition, proceeds from the sale or other taxable disposition of our Class A common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above, or you otherwise establish an exemption. Proceeds from a disposition of our Class A common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.
Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to tax authorities in your country of residence, establishment, or organization.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or credit against a non-U.S. holder’s U.S. federal income tax liability, provided that the required information is timely furnished by such non-U.S. holder to the IRS.
Additional Withholding Tax on Payments Made Respecting Foreign Accounts
Sections 1471 through 1474 of the Code, enacted pursuant to the Foreign Account Tax Compliance Act and the rules and regulations promulgated thereunder (collectively, “FATCA”) impose withholding tax at a rate of 30% on dividends on our Class A common stock paid to a “foreign financial institution” (as defined in the Code), unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding the U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or otherwise establishes an exemption. FATCA also generally imposes a U.S. federal withholding tax of 30% on dividends on our Class A common stock paid to a “non-financial foreign entity” (as defined in the Code) unless such entity provides the withholding agent with a certification identifying certain substantial direct and indirect U.S. owners of the entity, certifies that there are none or otherwise establishes an exemption. Additionally, although FATCA withholding would have applied also to gross proceeds of a disposition of the Class A common stock, recently proposed regulations, which taxpayers are permitted to rely on until final regulations are issued, eliminate withholding on such gross proceeds. The withholding provisions under FATCA generally apply to dividends on our Class A common stock. Under certain circumstances, a non-U.S.

holder might be eligible for refunds or credits of such taxes. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Non-U.S. holders are encouraged to consult their own tax advisors regarding the possible implications of FACTA on their investment in our Class A common stock.
THE PRECEDING DISCUSSION OF U.S. FEDERAL TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY. THIS DISCUSSION IS NOT TAX ADVICE. PROSPECTIVE INVESTORS CONSIDERING THE PURCHASE OF OUR CLASS A COMMON STOCK ARE URGED TO CONSULT WITH AND RELY SOLELY UPON THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE APPLICABILITY AND EFFECT OF U.S. FEDERAL ESTATE AND GIFT TAX LAWS AND ANY STATE, LOCAL OR NON-U.S. TAX LAWS AND TAX TREATIES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING
We are offering the shares of Class A common stock described in this prospectus through the underwriters listed below. Subject to the terms of the underwriting agreement, the underwriters named below have agreed to buy, severally and not jointly, the number of shares of Class A common stock listed opposite their names below. The underwriters are committed to purchase and pay for all of the shares if any are purchased, other than those shares covered by the over-allotment option described below. Stephens Inc. and The Benchmark Company, LLC are acting as the joint book-running managers of this offering and representatives of the underwriters.
Underwriter	Number of Shares
Stephens Inc.
The Benchmark Company, LLC
Total
The underwriters have advised us that they propose to initially offer the shares of Class A common stock to the public at a price of $      per share. The underwriters propose to offer the shares of Class A common stock to certain dealers at the same price less a concession of not more than $      per share. After the initial offering, these figures may be changed by the underwriters.
The shares sold in this offering are expected to be ready for delivery against payment in immediately available funds on or about           , 2021, subject to customary closing conditions. The underwriters may reject all or part of any order.
We have granted to the underwriters an option to purchase up to an additional           shares of Class A common stock from us at the same price to the public, and with the same underwriting discount, as set forth in the table below. The underwriters may exercise this option any time during the 30-day period after the date of this prospectus, but only to cover over-allotments, if any. To the extent the underwriters exercise the option, the underwriters will become obligated, subject to certain conditions, to purchase the shares for which they exercise the option.
Commissions and Discounts
The table below summarizes the underwriting discount that we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the over-allotment option. In addition to the underwriting discount, we have agreed to pay up to $150,000 of the fees and expenses of the underwriters, which may include up to $125,000 of fees and expenses of counsel to the underwriters. The fees and expenses of the underwriters that we have agreed to reimburse are not included in the underwriting discount set forth in the table below.
Except as disclosed in this prospectus, the underwriters have not received and will not receive from us any other item of compensation or expense in connection with this offering considered by the Financial Industry Regulatory Authority, Inc. (“FINRA”) to be underwriting compensation under FINRA Rule 5110. The underwriting discount was determined through an arms’ length negotiation between us and the underwriters.
	Per Share	Total with No Over- Allotment	Total with Over- Allotment
Underwriting discount to be paid by us
We estimate that the total expenses of this offering, excluding underwriting discounts, will be $      . This includes $150,000 of fees and expenses of the underwriters. These expenses are payable by us.
Indemnification
We also have agreed to indemnify the underwriters against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

No Sales of Class A Common Stock
We, each of our directors and officers and our stockholders have agreed not to offer, sell, agree to sell, directly or indirectly, or otherwise dispose of any shares of Class A common stock or any securities convertible into or exchangeable for shares of Class A common stock without the prior written consent of the representatives for a period of 180 days after the date of this prospectus. These lock-up agreements provide limited exceptions, and their restrictions may be waived at any time by the representatives.
Determination of Offering Price
The underwriters have advised us that they propose to offer the shares of Class A common stock directly to the public at the estimated initial public offering price range set forth on the cover page of this prospectus. That price range and the initial public offering price are subject to change as a result of market conditions and other factors. Prior to this offering, no public market exists for our Class A common stock. The initial public offering price of the shares was determined by negotiation between us and the underwriters. The principal factors considered in determining the initial public offering price of the shares included, among others:
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the information in this prospectus and otherwise available to the underwriters, including our financial information;

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the history and the prospects for the industry in which we compete;

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the ability and experience of our management;

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the prospects for our future earnings;

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the present state of our development and our current financial condition;

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the general condition of the economy and the securities markets in the United States at the time of this initial public offering;

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the recent market prices of, and the demand for, publicly-traded securities of generally comparable companies; and

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other factors as were deemed relevant.

We cannot be sure that the initial public offering price will correspond to the price at which the shares of Class A common stock will trade in the public market following this offering or that an active trading market for the shares of Class A common stock will develop or continue after this offering.
Price Stabilization, Short Positions and Penalty Bids
To facilitate this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our Class A common stock during and after the offering. Specifically, the underwriters may create a short position in our Class A common stock for their own accounts by selling more shares of Class A common stock than we have sold to the underwriters. The underwriters may close out any short position by purchasing shares in the open market.
In addition, the underwriters may stabilize or maintain the price of our Class A common stock by bidding for or purchasing shares in the open market and may impose penalty bids. If penalty bids are imposed, selling concessions allowed to broker-dealers participating in this offering are reclaimed if shares previously distributed in this offering are repurchased, whether in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of our Class A common stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of our Class A common stock to the extent that it discourages resales of our Class A common stock. The magnitude or effect of any stabilization or other transactions is uncertain. These transactions may be effected on the Nasdaq Capital Market or otherwise and, if commenced, may be discontinued at any time.
In connection with this offering, the underwriters and selling group members may also engage in passive market making transactions in our Class A common stock on the Nasdaq Capital Market. Passive market making consists of displaying bids on the Nasdaq Capital Market limited by the prices of independent market makers and effecting purchases limited by those prices in response to order flow. Rule 103 of Regulation  M promulgated by the SEC limits the amount of net purchases that each passive market maker may make and the displayed size of each bid. Passive market making may stabilize the market price of our Class A common stock at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.
Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our Class A common stock. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these transactions or that any transaction, if commenced, will not be discontinued without notice.
Electronic Offer, Sale and Distribution of Shares
The underwriters or syndicate members may facilitate the marketing of this offering online directly or through one of their respective affiliates. In those cases, prospective investors may view offering terms and a prospectus online and place orders online or through their financial advisors. Such websites and the information contained on such websites, or connected to such sites, are not incorporated into and are not a part of this prospectus.
Other Relationships
The underwriters and their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. The underwriters may in the future receive customary fees and commissions for these transactions.
In the ordinary course of their various business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.
Listing
In connection with this offering, we have applied to have our Class A common stock listed on the Nasdaq Capital Market under the symbol “DRCT.” There is no assurance, however, that our Class A common stock will ever be listed on the Nasdaq Capital Market or any other national securities exchange.
Transfer Agent and Registrar
Our transfer agent and registrar is American Stock Transfer & Trust Company, LLC.
Selling Restrictions
No action has been taken in any jurisdiction except the United States that would permit a public offering of our Class A common stock, or the possession, circulation or distribution of this prospectus or any other material relating to us or our Class A common stock in any jurisdiction where action for that purpose is required. Accordingly, the shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Canada
The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
United Kingdom
Each of the underwriters has, separately and not jointly, represented and agreed that:
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it has not made or will not make an offer of the securities to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) (“FSMA”), except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by us of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority;

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it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to us; and

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it has complied with and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the securities in, from or otherwise involving the United Kingdom.

Switzerland
The securities will not be offered, directly or indirectly, to the public in Switzerland and this prospectus does not constitute a public offering prospectus as that term is understood pursuant to article 652a or 1156 of the Swiss Federal Code of Obligations.
Israel
In the State of Israel this prospectus shall not be regarded as an offer to the public to purchase shares of Class A common stock under the Israeli Securities Law, 5728—1968, which requires a prospectus to be published and authorized by the Israel Securities Authority, if it complies with certain provisions of Section 15 of the Israeli Securities Law, 5728—1968, including, inter alia, if: (i) the offer is made, distributed or directed to not more than 35 investors, subject to certain conditions (the “Addressed Investors”); or (ii) the offer is made, distributed or directed to certain qualified investors defined in the First Addendum of the Israeli Securities Law, 5728—1968, subject to certain conditions (the “Qualified Investors”). The Qualified Investors shall not be taken into account in the count of the Addressed Investors and may be offered to purchase securities in addition to the 35 Addressed Investors. We have not and will not take any action that would require us to publish a prospectus in accordance with and subject to the Israeli Securities Law,

5728—1968. We have not and will not distribute this prospectus or make, distribute or direct an offer to subscribe for our securities to any person within the State of Israel, other than to Qualified Investors and up to 35 Addressed Investors.
Qualified Investors may have to submit written evidence that they meet the definitions set out in of the First Addendum to the Israeli Securities Law, 5728—1968. In particular, we may request, as a condition to be offered securities, that Qualified Investors will each represent, warrant and certify to us and/or to anyone acting on our behalf: (i) that it is an investor falling within one of the categories listed in the First Addendum to the Israeli Securities Law, 5728—1968; (ii) which of the categories listed in the First Addendum to the Israeli Securities Law, 5728—1968 regarding Qualified Investors is applicable to it; (iii) that it will abide by all provisions set forth in the Israeli Securities Law, 5728—1968 and the regulations promulgated thereunder in connection with the offer to be issued securities; (iv) that the securities that it will be issued are, subject to exemptions available under the Israeli Securities Law, 5728—1968: (a) for its own account; (b) for investment purposes only; and (c) not issued with a view to resale within the State of Israel, other than in accordance with the provisions of the Israeli Securities Law, 5728—1968; and (v) that it is willing to provide further evidence of its Qualified Investor status. Addressed Investors may have to submit written evidence in respect of their identity and may have to sign and submit a declaration containing, inter alia, the Addressed Investor’s name, address and passport number or Israeli identification number.
European Economic Area
In relation to each Member State of the EEA (each, a “Relevant Member State”), no offer of securities may be made to the public in that Relevant Member State other than:
(a)
to any legal entity which is a “qualified investor” as defined in the Prospectus Directive;

(b)
to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

(c)
in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares shall require us or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive,

Each person in a Relevant Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the representatives and us that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.
For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (as amended by Directive 2010/73/EU), and includes any relevant implementing measure in the Relevant Member State.
Hong Kong
The contents of this document have not been reviewed or approved by any regulatory authority in Hong Kong. This document does not constitute an offer or invitation to the public in Hong Kong to acquire shares. Accordingly, unless permitted by the securities laws of Hong Kong, no person may issue or have in its possession for the purposes of issue, this document or any advertisement, invitation or document relating to the shares, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong other than in relation to shares which are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” (as such term is defined in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) (“SFO”) and the subsidiary legislation made thereunder); or in circumstances which do not result in this document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32, Laws of Hong Kong) (“CO”); or which do not constitute an offer or an invitation to the public for the purposes of the SFO or the CO. The offer of the shares is personal to the person to whom this document has been delivered, and a subscription for shares will only be accepted from such person. No person to whom a copy of this document is issued may issue, circulate or distribute this document in Hong Kong, or make or give a copy of this document to any other person. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.
Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor pursuant to Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (“SFA”), (ii) to a relevant person (as defined in Section 275(2) of the SFA), or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Where the shares are subscribed or purchased pursuant to an offer made in reliance on Section 275 of the SFA by a relevant person which is:
(a)
a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)
a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor;

shares, debentures and units of shares, and debentures of that corporation, or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except:
(1)
to an institutional investor or to a relevant person (as defined in Section 275(2) of the SFA), or any person pursuant to Section 275(1A) of the SFA (in the case of that corporation) or Section 276(4)(i)(B) of the SFA (in the case of that trust);

(2)
where no consideration is or will be given for the transfer; or

(3)
where the transfer is by operation of law.

LEGAL MATTERS
The validity of the shares of our Class A common stock offered hereby will be passed upon for us by McGuireWoods LLP, New York, New York. The underwriters are being represented by Faegre Drinker Biddle & Reath LLP.
EXPERTS
The financial statements of Direct Digital Holdings, Inc. as of August 26, 2021 appearing in this prospectus and registration statement have been audited by Marcum LLP, our independent registered public accounting firm, as set forth in its report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
The consolidated financial statements of Direct Digital Holdings, LLC as of December 31, 2020 and 2019, and for each of the two years in the period ended December 31, 2020, appearing in this prospectus and registration statement have been audited by Marcum LLP, our independent registered public accounting firm, as set forth in its report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
The consolidated financial statements of Orange142, LLC as of December 31, 2019 and 2018, and for each of the two years in the period ended December 31, 2019, appearing in this prospectus and registration statement have been audited by Baker Tilly US, LLP, independent registered public accounting firm to Orange142, as set forth in its report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
We have filed a registration statement on Form S-1 under the Securities Act with the SEC to register with the SEC the shares of our Class A common stock being offered in this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed with it. For further information about us and our Class A common stock, reference is made to the registration statement and the exhibits and schedules filed with it. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement.
When we complete this offering, we will also be required to file annual, quarterly and special reports, proxy statements and other information with the SEC. Our filings, including the registration statement, will also be available to you on the internet website maintained by the SEC at www.sec.gov. We also maintain an internet website at www.directdigitalholdings.com. Upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

Direct Digital Holdings, Inc.
Audited Financial Statements
of Direct Digital Holdings, Inc.
As of August 26, 2021

DIRECT DIGITAL HOLDINGS, INC
FINANCIAL STATEMENTS TABLE OF CONTENTS
AUGUST 26, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholder of
Direct Digital Holdings, Inc.
Opinion on the Financial Statement
We have audited the accompanying balance sheet of Direct Digital Holdings, Inc. (the “Company”) as of August 26, 2021, and the related notes (collectively referred to as the “financial statement”). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of August 26, 2021, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.
/s/ Marcum LLP
Marcum LLP
We have served as the Company’s auditor since 2021.
Houston, Texas
September 9 2021

DIRECT DIGITAL HOLDINGS, INC.
BALANCE SHEET
As of August 26, 2021
ASSETS:
Cash	$200
Total Assets	$200
Commitments and contingencies
STOCKHOLDER’S EQUITY:
Common stock, $0 par value per share, 1,000 shares authorized, issued and outstanding	$—
Additional paid-in-capital	200
Total stockholder’s equity	$200

DIRECT DIGITAL HOLDINGS, INC.
NOTES TO FINANCIAL STATEMENT
Note 1 — Organization
Direct Digital Holdings, Inc. (the “Company”) was formed as a Delaware corporation on August 23, 2021. The Company was formed for the purpose of completing a public offering and related transactions in order to carry on the business of Direct Digital Holdings, LLC and its subsidiaries (“DDH LLC”). As the manager of DDH LLC, the Company is expected to operate and control all of the business and affairs of DDH LLC, and through DDH LLC, continue to conduct the business now conducted by these subsidiaries.
Note 2 — Summary of Significant Accounting Policies
Basis of Presentation and Accounting
The financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Separate statements of operations, comprehensive income, changes in stockholder’s equity, and cash flows have not been presented because there have been no activities in this entity as of August 26, 2021.
These financial statements have been prepared assuming the Company will continue as a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet. Actual results could differ from those estimates.
Cash
Cash consists of a deposit in-transit.
Note 3 — Common Stock
On August 23, 2021, the Company was authorized to issue 1,000 shares of common stock, with no par value per share, all of which have been issued or are outstanding. On the balance sheet date, the Company issued 1,000 shares at a purchase price of $0.20 per share for aggregate gross proceeds of $200 to DDH LLC. As of the balance sheet date, the Company had outstanding 1,000 shares of which were owned by DDH LLC.
Note 4 — Subsequent Events
The Company has evaluated subsequent events through August 26, 2021, the date these financial statements were available to be issued. The Company has concluded that no subsequent event has occurred that requires disclosure.

Direct Digital Holdings, LLC
and Subsidiaries
Consolidated Financial Statements
with Report of Independent Registered
Public Accounting Firm
December 31, 2020 and 2019

DIRECT DIGITAL HOLDINGS, LLC AND SUBSIDIARIES
FINANCIAL STATEMENTS TABLE OF CONTENTS
DECEMBER 31, 2020 AND 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Members of
Direct Digital Holdings, LLC
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Direct Digital Holdings, LLC (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of operations, changes in equity (deficit) and cash flows for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Marcum LLP
Marcum LLP
We have served as the Company’s auditor since 2021.
Houston, Texas
September 9, 2021

DIRECT DIGITAL HOLDINGS, LLC AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2020 AND 2019
	December 31,
	2020	2019
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$1,611,998	$882,292
Accounts receivable	4,679,376	834,071
Prepaid expenses and other current assets	223,344	67,535
Total current assets	6,514,718	1,783,898
Goodwill	6,519,636	2,423,936
Intangible assets, net	17,545,396	−
Deferred financing costs, net	90,607	−
Other long-term assets	25,118	15,500
Total assets	$30,695,475	$4,223,334
LIABILITIES AND MEMBERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$3,263,326	$3,096,495
Accrued liabilities	1,392,520	608,324
Notes payable, current portion	1,206,750	−
Deferred revenues	308,682	41,945
Related party payables (Note 7)	70,801	−
Seller notes payable	315,509	−
Seller earnout payable	74,909	369,642
Total current liabilities	6,632,497	4,116,406
Notes payable, net of short-term portion and $501,796 deferred financing cost	11,213,697	−
Mandatorily redeemable non-participating preferred units	9,913,940	−
Line of credit	407,051	727,000
Seller notes payable	−	526,403
Seller earnout payable, net of short-term portion	−	124,367
Paycheck Protection Program loan	10,000	−
Economic Injury Disaster Loan	150,000	−
Total liabilities	28,327,185	5,494,176
COMMITMENTS AND CONTINGENCIES (Note 8)
MEMBERS’ EQUITY (DEFICIT)
Units, 1,000,000 units authorized at December 31, 2020 and 2019 34,182 and 28,545 units issued and outstanding as of December 31, 2020 and 2019, respectively	4,294,241	200
Receivable from members (Note 7)	−	(370,789)
Accumulated deficit	(1,925,951)	(900,253)
Total members’ equity (deficit)	2,368,290	(1,270,842)
Total liabilities and members’ equity (deficit)	$30,695,475	$4,223,334
See accompanying notes to the consolidated financial statements.

DIRECT DIGITAL HOLDINGS, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
DECEMBER 31, 2020 AND 2019
	December 31,
	2020	2019
Revenues
Buy-side advertising	$9,656,165	$5,472,485
Sell-side advertising	2,821,354	798,622
Total revenues	12,477,519	6,271,107
Cost of revenues
Buy-side advertising	4,864,234	3,720,594
Sell-side advertising	2,440,975	816,083
Total cost of revenues	7,305,209	4,536,677
Gross profit	5,172,310	1,734,430
Operating expenses
Compensation, taxes and benefits	3,334,060	1,613,692
General and administrative	1,848,407	993,206
Acquisition transaction costs	834,407	−
Total operating expenses	6,016,874	2,606,898
Loss from operations	(844,564)	(872,468)
Other (expense) income
Other income	134,776	5,851
Forgiveness of Paycheck Protection Program loan	277,100	−
Gain from revaluation and settlement of seller notes and earnout liability	401,677	79,091
Interest expense	(865,055)	(57,105)
Total other (expense) income	(51,502)	27,837
Tax expense	(12,124)	(39,137)
Net loss	$(908,190)	$(883,768)
Net loss per common unit:
Basic and diluted	$(30.32)	$(30.96)
Weighted-average common units outstanding:
Basic and diluted	29,954	28,545
See accompanying notes to the consolidated financial statements.

DIRECT DIGITAL HOLDINGS, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ EQUITY (DEFICIT)
DECEMBER 31, 2020 AND 2019
	Common Units		Receivable from members		Accumulated equity (deficit)	Members’ equity (deficit)
	Units	Amount
Balance, January 1, 2019	28,545	$200		$(58,500)	$5,515	$(52,785)
Advances to members	−	−		(312,289)	−	(312,289)
Distributions to members	−	−		−	(22,000)	(22,000)
Net loss	−	−		−	(883,768)	(883,768)
Balance, December 31, 2019	28,545	200		(370,789)	(900,253)	(1,270,842)
Receipts from members	−	−		370,789	−	370,789
Distribution to members	−	−		−	(117,508)	(117,508)
Shares issued for acquisition of Orange142, LLC	5,637	4,294,041		−	−	4,294,041
Net loss					(908,190)	(908,190)
Balance, December 31, 2020	34,182	$4,294,241	$	−	$(1,925,951)	$2,368,290
See accompanying notes to the consolidated financial statements.

DIRECT DIGITAL HOLDINGS, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
DECEMBER 31, 2020 AND 2019
	December 31,
	2020	2019
Cash Flows (Used In) Provided By Operating Activities:
Net loss	$(908,190)		$(883,768)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Amortization of deferred financing costs	84,629		−
Amortization of intangible assets	488,454		−
Forgiveness of Paycheck Protection Program loan	(277,100)		−
Paid-in-kind interest	97,243		−
Gain from revaluation and settlement of earnout liability	(401,677)		(79,091)
Bad debt expense	8,086		109,777
Changes in operating assets and liabilities:
Accounts receivable	737,554		390,986
Prepaid expenses and other current assets	(7,093)		965
Accounts payable	(516,690)		352,210
Accrued liabilities	540,033		280,375
Deferred revenues	(490,577)		38,789
Related party payable	70,801		−
Net cash (used in) provided by operating activities	(574,527)		210,243
Cash Flows Used In Investing Activities:
Cash paid for acquisition of Orange142, net of cash acquired	(10,985,849)		−
Net cash used in investing activities	(10,985,849)		−
Cash Flows Provided By Financing Activities:
Proceeds from note payable	12,825,000		(200,082)
Payments of litigation settlement	(210,000)		−
Proceeds from lines of credit	1,083,051		1,040,000
Payments on lines of credit	(1,403,000)		(313,000)
Payment of deferred financing costs	(677,032)		—
Proceeds from Paycheck Protection Program loan	287,100		—
Proceeds from Economic Injury Disaster Loan	150,000		—
Receipts from (advances to) members	370,789		(312,289)
Payments on seller notes and earnouts payable	(18,318)		(149,628)
Distributions to members	(117,508)		(22,000)
Net cash provided by financing activities	12,290,082		43,001
Net increase in cash and cash equivalents	729,706		253,244
Cash and cash equivalents, beginning of the year	882,292		629,048
Cash and cash equivalents, end of the year	$1,611,998		$882,292
Non-cash Investing and Financing:
Issuance of members’ units as purchase consideration (Note 3)	$14,207,981	$	−
Supplemental Disclosure of Cash Flow Information:
Cash paid for taxes	$12,124		$39,137
Cash paid for interest	$620,474		$31,735
See accompanying notes to the consolidated financial statements.

DIRECT DIGITAL HOLDINGS, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2020 AND 2019
Note 1 — Organization and Description of Business
Direct Digital Holdings, LLC and its subsidiaries (collectively the “Company”, “DDH”, “we”, “us” and “our”), headquartered in Houston, Texas, is an end-to-end, full-service programmatic advertising platform primarily focused on providing advertising technology, data-driven campaign optimization and other solutions to underserved and less efficient markets on both the buy- and sell-side of the digital advertising ecosystem. Direct Digital Holdings, LLC (or “Holdings”) is the holding company for the business formed by its founders in 2018 through the acquisition of Huddled Masses, LLC (“Huddled Masses”) and Colossus Media, LLC (“Colossus Media”). In late September 2020, Holdings acquired Orange142, LLC (“Orange142”) to further bolster its overall programmatic buy-side advertising platform and to enhance its offerings across multiple industry verticals such as travel, healthcare, education, financial services, consumer products, etc. with particular emphasis on small and mid-sized businesses transitioning into digital with growing digital media budgets. All of the subsidiaries are incorporated in the state of Delaware.
Subsidiary	Current % Ownership	Advertising Solution	Date of Formation	Date of Acquisition
Huddled Masses, LLC	100%	Buy-side	November 13, 2012	June 21, 2018
Colossus Media, LLC	100%	Sell-side	September 8, 2017	June 21, 2018
Orange142, LLC	100%	Buy-side	March 6, 2013	September 30, 2020
Both buy-side businesses, Huddled Masses and Orange142, offer technology-enabled advertising solutions and consulting services to clients through multiple leading demand side platforms (“DSPs”). Colossus Media is our proprietary sell-side programmatic platform operating under the trademarked banner of Colossus SSP™ (“Colossus SSP”). Colossus SSP is a stand-alone tech-enabled, data-driven platform that helps deliver targeted advertising to diverse and multicultural audiences, including African Americans, Latin Americans, Asian Americans and LGBTQ+ customers, as well as other specific audiences.
Providing both the front-end, buy-side businesses coupled with our proprietary sell-side business, enables us to curate the first through the last mile in the ad tech ecosystem execution process to drive higher results.
Note 2 — Basis of Presentation and Summary of Significant Accounting Policies
Basis of presentation
The Company’s consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and reflect the financial position, results of operations and cash flows for all periods presented.
The Company is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it (i) is no longer an emerging growth company or (ii) it affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, these financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates. The adoption dates discussed below reflect this election.
Basis of consolidation
The consolidated financial statements include the accounts of Direct Digital Holdings, LLC and its wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.

DIRECT DIGITAL HOLDINGS, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2020 AND 2019
Business combinations
The Company analyzes acquisitions to determine if the acquisition should be recorded as an asset acquisition or a business combination. The Company accounts for acquired businesses using the acquisition method of accounting under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 805, Business Combinations, (“ASC 805”), which requires that assets acquired, and liabilities assumed be recorded at the date of acquisition at their respective fair values. The fair value of the consideration paid, including any contingent consideration as applicable, is assigned to the underlying net assets of the acquired business based on their respective fair values based on widely accepted valuation techniques in accordance with ASC Topic 820, Fair Value Measurement, as of the closing date. Any excess of the purchase price over the estimated fair values of the net tangible assets and identifiable intangible assets acquired is recorded as goodwill.
Significant judgments are used in determining the estimated fair values assigned to the assets acquired and liabilities assumed and in determining estimates of useful lives of long-lived assets. Fair value determinations and useful life estimates are based on, among other factors, estimates of expected future net cash flows, estimates of appropriate discount rates used to present value expected future net cash flows, the assessment of each asset’s life cycle, and the impact of competitive trends on each asset’s life cycle and other factors. These judgments can materially impact the estimates used to allocate acquisition date fair values to assets acquired and liabilities assumed, and the resulting timing and amounts charged to, or recognized in, current and future operating results. For these and other reasons, actual results may vary significantly from estimated results.
On September 30, 2020, the Company completed the acquisition of Orange142, which was accounted for under ASC 805. See “Note 3 — Business Acquisition”.
Use of estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates. Significant estimates include the allocation of purchase price consideration in the business combination and the related valuation of acquired assets and liabilities, intangible assets, and goodwill impairment testing. The Company bases its estimates on past experiences, market conditions, and other assumptions that the Company believes are reasonable under the circumstances, and the Company evaluates these estimates on an ongoing basis.
Cash and cash equivalents
Cash and cash equivalents consist of funds deposited with financial institutions and highly liquid instruments with original maturities of three months or less. Such deposits may, at times, exceed federally insured limits. The Company has not experienced any losses in such amounts and believes it is not exposed to any significant credit risk to cash.
Accounts receivable
Accounts receivable primarily consist of billed amounts for products and services rendered to customers under normal trade terms. The Company performs credit evaluations of its customers’ financial condition and generally does not require collateral. Accounts receivables are stated at net realizable value. The Company began insuring its accounts receivable with unrelated third-party insurance companies in an effort to mitigate any future write-offs and establish an allowance for doubtful accounts as deemed necessary for accounts not covered by this insurance. As of December 31, 2020, and 2019, the Company estimated the allowance for doubtful accounts to be zero. Management periodically reviews outstanding accounts receivable

DIRECT DIGITAL HOLDINGS, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2020 AND 2019
for reasonableness. If warranted, the Company processes a claim with the third-party insurance company to recover uncollected balances, rather than writing the balances off to bad debt expense. The guaranteed recovery for the claim is approximately 90% of the original balance, and if the full amount is collected by the insurance company, the remaining 10% is remitted to the Company. If the insurance company is unable to collect the full amount, the Company records the remaining 10% to bad debt expense. Bad debt expense was $8,086 and $109,777 for the years ended December 31, 2020, and 2019, respectively.
On November 4, 2019, the Company entered into a factoring agreement with Associated Receivables Funding, Inc. (“A/R Funding”). Of the assigned accounts receivable, 90% is funded to the Company with the remaining 10% held in a reserve escrow account until such time as A/R Funding receives customers’ payments. On September 25, 2020, the Company terminated the agreement with A/R Funding and all remaining funds were released from escrow. At December 31, 2019, the reserve escrow balance was $16,220 and is recorded in accounts receivable in the consolidated balance sheets.
Concentrations of credit risk
The Company has customers on both the buy-and sell-side of its business. With the acquisition of Orange142 in September 2020, the mix of our concentrations changed year over year. The following table sets forth our consolidated concentration of accounts receivable:
	December 31,
	2020	2019
Customer A	40.4%	0.0%
Customer B	18.4%	8.3%
Customer C	7.4%	13.8%
Customer D	0.0%	22.1%
Customer E	0.0%	20.3%
Customer F	0.0%	10.0%
Property and equipment, net
Property and equipment are recognized in the consolidated balance sheets at cost less accumulated depreciation and amortization. The Company capitalizes purchases and depreciates its property and equipment using the straight-line method of depreciation over the estimated useful lives of the respective assets, generally ranging from three to five years. Leasehold improvements are amortized over the shorter of their useful lives or the remaining terms of the related leases. As of December 31, 2020 and 2019, the Company has fully depreciated all property and equipment.
The cost of repairs and maintenance are expensed as incurred. Major renewals or improvements that extend the useful lives of the assets are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation thereon are removed, and any resulting gain or loss is recognized in the consolidated statements of operations.
Goodwill
Under the purchase method of accounting pursuant to ASC 805, goodwill is calculated as the excess of purchase price over the fair value of the net tangible and identifiable intangible assets acquired. In testing goodwill for impairment, we have the option to begin with a qualitative assessment, commonly referred to as “Step 0”, to determine whether it is more likely than not that the fair value of a reporting unit containing goodwill is less than its carrying value. This qualitative assessment may include, but is not limited to, reviewing factors such as macroeconomic conditions, industry and market considerations, cost factors, entity-specific financial performance and other events, such as changes in our management, strategy and primary

DIRECT DIGITAL HOLDINGS, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2020 AND 2019
user base. If the Company determines that it is more likely than not that the fair value of a reporting unit is less than its carrying value, then a quantitative goodwill impairment analysis is performed, which is referred to as “Step 1”. Depending upon the results of that measurement, the recorded goodwill may be written down, and impairment expense is recorded in the consolidated statements of operations when the carrying amount of the reporting unit exceeds the fair value of the reporting unit. Goodwill is reviewed annually and tested for impairment upon the occurrence of a triggering event. For the years ended December 31, 2020 and 2019, we did not recognize any goodwill impairment losses.
As of December 31, 2019, goodwill totaled $2,423,936 as a result of the acquisition of Huddled Masses and Colossus Media in 2018. In connection with the acquisition of Orange142, the Company recorded $4,095,700 of goodwill for a total of $6,519,636 as of December 31, 2020.
Intangible assets, net
Our intangible assets consist of customer relationships, trademarks and non-compete agreements. Our intangible assets are recorded at fair value at the time of their acquisition and are stated within our consolidated balance sheets net of accumulated amortization. Intangible assets are amortized on a straight-line basis over their estimated useful lives and recorded as amortization expense within general and administrative expenses in our consolidated statements of operations.
Impairment of long-lived assets
The Company evaluates long-lived assets, including property and equipment, and acquired intangible assets consisting of customer relationships, trademarks and trade names, and non-compete agreements, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability is assessed based on the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the undiscounted cash flows is less than the carrying amount of the asset, an impairment loss is recognized. Any impairment loss, if indicated, is measured as the amount by which the carrying amount of the asset exceeds its estimated fair value and is recognized as a reduction in the carrying amount of the asset. As of December 31, 2020 and 2019, there were no events or changes in circumstances to indicate that the carrying amount of the assets may not be recoverable.
Fair value measurements
The Company follows ASC 820-10, Fair Value Measurement, (“ASC 820-10”), which defines fair value, establishes a framework for measuring fair value in U.S. GAAP, and requires certain disclosures about fair value measurements. ASC 820-10 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the most advantageous market for the asset or liability in an orderly transaction. Fair value measurement is based on a hierarchy of observable or unobservable inputs. The standard describes three levels of inputs that may be used to measure fair value.
Level 1 —
Inputs to the valuation methodology are quoted prices available in active markets for identical securities as of the reporting date;

Level 2 —
Inputs to the valuation methodology are other significant observable inputs, including quoted prices for similar securities, interest rates, credit risk etc. as of the reporting date, and the fair value can be determined through the use of models or other valuation methodologies; and

Level 3 —
Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity of the securities and the reporting entity makes estimates and assumptions relating to the pricing of the securities, including assumptions regarding risk.

DIRECT DIGITAL HOLDINGS, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2020 AND 2019
We segregate all financial assets and liabilities that are measured at fair value on a recurring basis into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date.
Deferred financing costs
The Company records costs related to its line of credit and the issuance of debt obligations as deferred financing costs. These costs are deferred and amortized to interest expense using the straight-line method over the life of the debt. Unamortized deferred financing costs related to the line of credit with East West Bank (see Note 5 — Long Term Debt), was $90,607 and $0 as of December 31, 2020 and 2019, respectively, and due to the revolving nature of this debt, was classified as an asset on the consolidated balance sheets. Deferred financing costs for the note payable to SilverPeak Credit Partners, LP (“SilverPeak”) (see Note 5 — Long-Term Debt) was $501,796 as of December 31, 2020 and netted against the outstanding debt on the consolidated balance sheets.
Revenue recognition
The Company adopted FASB Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers, (“Topic 606”), as of January 1, 2019, for all contracts not completed as of the date of adoption which had no impact on its financial position or results of operations using the modified retrospective method. The Company recognizes revenue using the following five steps:
•
Identification of a contract(s) with a customer;

•
Identification of the performance obligation(s) in the contract;

•
Determination of the transaction price;

•
Allocation of the transaction price to the performance obligation(s) in the contract; and

•
Recognition of revenue when, or as, the performance obligation(s) are satisfied.

The Company’s revenues are derived primarily from two sources: buy-side advertising and sell-side advertising.
Buy-side advertising
The Company purchases media based on the budget established by its customers with a focus on leveraging data services, customer branding, real-time market analysis and micro-location advertising. The Company offers its platform on a fully managed and a self-serve basis, which is recognized over time using the output method when the performance obligation is fulfilled. An “impression” is delivered when an advertisement appears on pages viewed by users. The performance obligation is satisfied over time as the volume of impressions are delivered up to the contractual maximum for fully managed revenue and the delivery of media inventory for self-serve revenue. Many customers run several different campaigns throughout the year to capitalize on different seasons, special events and other happenings at their respective regions and localities. The Company provides digital advertising and media buying capabilities with a focus on generating measurable digital and financial life for its customers.
Revenue arrangements are evidenced by a fully executed insertion order (“IO”). Generally, IOs specify the number and type of advertising impressions to be delivered over a specified time at an agreed upon price and performance objectives for an ad campaign. Performance objectives are generally a measure of targeting, as defined by the parties in advance, such as number of ads displayed, consumer clicks on ads or consumer actions (which may include qualified leads, registrations, downloads, inquiries or purchases). These payment models are commonly referred to as CPM (cost per impression), CPC (cost per click) and CPA (cost per action). The majority of the Company’s contracts are flat-rate, fee-based contracts.

DIRECT DIGITAL HOLDINGS, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2020 AND 2019
In instances where the Company contracts with third-party advertising agencies on behalf of their advertiser clients, a determination is made to recognize revenue on a gross or net basis based on an assessment of whether the Company is acting as the principal or an agent in the transaction. The Company is acting as the principal in these arrangements and therefore revenue earned and costs incurred are recognized on a gross basis as the Company has control and is responsible for fulfilling the advertisement delivery, establishing the selling prices and delivering the advertisements for fully managed revenue and providing updates and performing all billing and collection activities for the self-serve proprietary platform.
Cash payments received prior to the Company’s delivery of its services are recorded to deferred revenue until the performance obligation is satisfied. The Company recorded deferred revenue (contract liabilities) to account for billings in excess of revenue recognized, primarily related to contractual minimums billed in advance and customer prepayment, of $308,682 and $41,945 as of December 31, 2020 and 2019, respectively.
Sell-side advertising
The Company partners with publishers to sell advertising inventory to its existing buy-side clients, as well as its own Colossus Media-curated clients and the open markets (collectively referred to as “buyers”) seeking to access the general market as well as unique multi-cultural audiences. The Company generates revenue from the delivery of targeted digital media solutions, enabling advertisers to connect intelligently with their audiences across online display, video, social and mobile mediums using its proprietary programmatic sell-side platform (“SSP”). The Company refers to its publishers, app developers, and channel partners collectively as its publishers. The Company generates revenue through the monetization of publisher ad impressions on its platform. The Company’s platform allows publishers to sell, in real time, ad impressions to buyers and provides automated inventory management and monetization tools to publishers across various device types and digital ad formats. The Company recognizes revenue when an ad is delivered in response to a winning bid request from ad buyers. The Company is acting as the principal in these arrangements and therefore revenue earned and costs incurred are recognized on a gross basis, as the Company has control and is responsible for fulfilling the advertisement delivery, establishing the selling prices and delivering the advertisements for fully managed revenue and providing updates and performing all billing and collection activities for its self-serve proprietary platform.
The Company maintains agreements with each DSP in the form of written service agreements, which set out the terms of the relationship, including payment terms (typically 30 to 90 days) and access to its platform. In an effort to reduce the risk of nonpayment, the Company has insurance with a third-party carrier for its accounts receivable as noted above.
The following table sets forth our concentration of revenue sources as a percentage of total net revenues on a consolidated basis. With the acquisition of Orange142 in September 2020, the mix of our concentrations changed year-over-year.
	December 31,
	2020	2019
Customer B	14.0%	3.5%
Customer E	11.2%	28.4%
Customer G	9.5%	0.0%
Customer C	7.1%	9.5%
Customer F	2.9%	12.4%
Customer D	0.6%	9.3%

DIRECT DIGITAL HOLDINGS, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2020 AND 2019
Cost of revenues
Buy-side advertising
Cost of revenues consists primarily of digital media fees, third-party platform access fees, and other third-party fees associated with providing services to our customers.
Sell-side advertising
The Company pays publishers a fee, which is typically a percentage of the value of the ad impressions monetized through the Company’s platform. Cost of revenues consists primarily of publisher media fees and data center co-location costs. Media fees include the publishing and real-time bidding costs to secure advertising space.
Advertising costs
The Company expenses advertising costs as incurred. Advertising expense incurred during years ended December 31, 2020 and 2019 was $8,056 and $13,773, respectively. These costs are included in general and administrative expenses in the consolidated statements of operations.
Income taxes
The Company is a limited liability company and is not required to pay federal income tax. Accordingly, no federal income tax expense has been recorded in the consolidated financial statements for the years ended December 31, 2020 and 2019. Taxable income or losses are reported to the individual members for inclusion in their respective individual federal income tax returns. The Company is subject to state income taxes as applicable. Taxes on the consolidated statements of operations represent franchise taxes for the State of Texas.
The Company applies ASC 740-10, Income Taxes (“ASC 740-10”), in establishing standards for accounting for uncertain tax positions. The Company evaluates uncertain tax positions with the presumption of audit detection and applies a “more likely than not” standard to evaluate the recognition of tax benefits or provisions. ASC 740-10 applies a two-step process to determine the amount of tax benefits or provisions to record in the consolidated financial statements. First, the Company determines whether any amount may be recognized and then determines how much of a tax benefit or provision should be recognized. As of December 31, 2020 and 2019, the Company had no uncertain tax positions. Accordingly, the Company has not recognized any penalty, interest or tax impact related to uncertain tax positions. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. The Company’s conclusions regarding uncertain tax positions may be subject to review and adjustments at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors.
Segment information
Operating segments are components of an enterprise for which separate financial information is available and is evaluated regularly by the Company’s chief operating decision maker in deciding how to allocate resources and assessing performance. The Company’s chief operating decision maker is its Chairman and Chief Executive Officer. The Company views its business as two reportable segments, buy-side advertising, which includes the results of Huddled Masses and Orange142, and sell-side advertising, which includes the results of Colossus Media.
Recently adopted accounting pronouncements
In May 2014, the FASB issued Topic 606. Subsequent to the issuance of Topic 606, the FASB clarified the guidance through several ASUs (collectively, “ASC 606”). This guidance represents a comprehensive

DIRECT DIGITAL HOLDINGS, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2020 AND 2019
new revenue recognition model that requires a company to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration which that company expects to be entitled to receive in exchange for those goods or services. This update sets forth a new five-step revenue recognition model which replaces the prior revenue recognition guidance in its entirety.
On January 1, 2019, the Company adopted Topic 606 using the modified retrospective method, applied to all contracts not completed as of the date of adoption. This method requires the cumulative effect of the adoption to be recognized as an adjustment to opening retained earnings or accumulated deficit in the period of adoption. The adoption of Topic 606 using the modified retrospective method led the Company to evaluate all contracts not completed as of January 1, 2019. Part of that assessment was to calculate the cumulative effect of adopting the new revenue recognition standard. A majority of the Company’s contracts are usage based or have commitments that refresh quarterly and monthly. The Company has a small population of contracts for which pricing is variable through tiered pricing arrangements or that include annual base fees that do not coincide with the calendar year, requiring an estimate of the transaction price attributable to each year. The Company calculated the transaction price related to these contracts to determine the cumulative effect of adoption as of January 1, 2019, and recorded the adjustment, net of tax, to retained earnings and deferred revenue. The adoption of Topic 606 did not have a material impact on the Company’s consolidated financial statements.
In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business (“ASU 2017-01”), which provides guidance on evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The definition of a business affects many areas of accounting, including acquisitions, disposals, goodwill, and consolidation. The new guidance amends ASC 805 to provide a more robust framework to use in determining when a set of assets and activities is a business. In addition, the amendments provide more consistency in applying the guidance, reduce the costs of application, and make the definition of a business more operable. The guidance is effective for annual periods beginning after December 15, 2018 and interim periods within annual periods beginning after December 15, 2019. The adoption of ASU 2017-01 did not have a material impact on the Company’s consolidated financial statements.
In January 2017, the FASB issued ASU 2017-04, Intangibles — Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment (“ASU 2017-04”). The amendments in ASU 2017-04 simplify the accounting for goodwill impairment for all entities by requiring impairment charges to be based on the first step in the current two-step impairment test. An impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value should be recognized; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. Early adoption is permitted, and the Company early adopted on January 1, 2019. ASU 2017-04 did not have an impact on the Company’s consolidated financial statements.
Accounting pronouncements not yet adopted
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). Under the new guidance, lessees will be required to put most leases on their balance sheets but to recognize expenses in the income statement in a manner similar to current accounting. The guidance also eliminates the current real estate-specific provisions and changes the guidance on sale-leaseback transactions, initial direct costs, and lease executory costs for all entities. The updated guidance will be effective for the Company beginning January 1, 2022, with early adoption permitted. Upon adoption, entities will be required to use the modified retrospective approach for leases that exist, or are entered into, after the beginning of the earliest comparative period in the financial statements. In July 2018, the FASB issued ASU 2018-11, Leases (Topic 842): Targeted Improvements, which allows entities to not apply the new leases standard, including its disclosure requirements, in the comparative periods they present in their financial statements in the year of adoption. The Company is currently evaluating the potential effect that adopting this guidance will have on its consolidated financial statements.

DIRECT DIGITAL HOLDINGS, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2020 AND 2019
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments, as amended, which requires, among other things, the use of a new current expected credit loss (“CECL”) model in order to determine the Company’s allowances for doubtful accounts with respect to accounts receivable. The CECL model requires that the Company estimates its lifetime expected credit loss with respect to its receivables and contract assets and record allowances that, when deducted from the balance of the receivables, represent the net amounts expected to be collected. The Company will also be required to disclose information about how it developed the allowances, including changes in the factors that influenced its estimate of expected credit losses and the reasons for those changes. This ASU is effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2022. The Company is currently evaluating the potential effect that adopting this guidance will have on its consolidated financial statements.
Risks and Uncertainties
Management is currently evaluating the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position and results of its operations, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Liquidity and capital resources
As of December 31, 2020, we had cash and cash equivalents of $1,611,998 and availability under our Revolving Credit Facility (see Note 5 — Long-Term Debt) of $592,949. Based on projections of growth in revenue and operating results in the coming year, the available cash held by us and availability under our Revolving Credit Facility, we believe that we will have sufficient cash resources to finance our operations and service any maturing debt obligations for at least the next twelve months.
Note 3 — Business Acquisition
Effective September 30, 2020, the Company acquired 100% of the equity interests of Orange142 for a purchase price of $26,207,981. The acquisition was funded by a combination of cash, issuance of member common units, mandatorily redeemable preferred units (see Note 6 — Mandatorily Redeemable Preferred Units), a facility term note, and a revolving credit facility (see Note 5 — Long-Term Debt). The Company paid $12,000,000 in cash and issued (i) 5,637 member common units fair valued at $4,294,041, (ii) 3,500 non-participating preferred A units (“Class A Preferred Units”) at a redemption value of $3,500,000, and a fair value of $3,458,378, and (iii) 7,046 non-participating preferred B units (“Class B Preferred Units”) at a redemption value of $7,046,251, and a fair value of $6,455,562. The acquisition was accounted for using the acquisition method of accounting and, accordingly, the consolidated statements of operations include the results of operations of Orange142 beginning September 30, 2020.
The acquisition of Orange142 was recorded by allocating the total purchase consideration to the fair value of the net tangible assets acquired, including goodwill and intangible assets, in accordance with ASC 805. The purchase consideration exceeded the fair value of the net assets, resulting in goodwill of $4,095,700 and intangible assets of $18,033,850. Intangible assets consist of $13,028,320 of 10-year amortizable customer relationships, $3,501,200 of 10-year amortizable trademarks and tradenames, and $1,504,330 of 5-year amortizable non-compete agreements. The Company records amortization expense on a straight-line basis over the life of the identifiable intangible assets. For the year ended December 31, 2020, amortization expense of $488,454 was recognized, and as of December 31, 2020, intangible assets net of accumulated amortization was $17,545,396.

DIRECT DIGITAL HOLDINGS, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2020 AND 2019
Intangible assets and the related accumulated amortization and future amortization expense are as follows:
	Customer lists	Trademarks and tradenames	Non-compete agreements	Total
Fair value at acquisition date	$13,028,320	$3,501,200	$1,504,330	$18,033,850
Accumulated amortization	(325,708)	(87,530)	(75,217)	(488,455)
Intangibles, net as of December 31, 2020	$12,702,612	$3,413,670	$1,429,114	$17,545,396
Estimated life (years)	10	10	5
Weighted-average remaining life (years) at December 31, 2020	9.75	9.75	4.75
Total
2021	$1,953,818
2022	1,953,818
2023	1,953,818
2024	1,953,818
2025	1,878,602
Thereafter	7,851,522
Total	$17,545,396
The Company paid $12,000,000 in cash and acquired cash of $1,014,151 for net cash used in the acquisition of $10,985,849. Total purchase consideration and fair value of the equity units issued is as follows:
Cash paid to sellers	$12,000,000
Member units issued	4,294,041
Mandatorily redeemable units	9,913,940
Total purchase consideration	$26,207,981

DIRECT DIGITAL HOLDINGS, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2020 AND 2019
The following table summarizes the allocations of the purchase consideration to the fair value of the net assets:
Fair value of assets acquired:
Cash and cash equivalents	$1,014,151
Accounts receivable	4,590,945
Prepaid expenses and other current assets	148,717
Other assets	9,618
Intangible assets	18,033,850
Goodwill	4,095,700
Total assets acquired	27,892,981
Fair values of liabilities assumed:
Accounts payable	$683,521
Accrued liabilities	244,165
Deferred revenue	757,314
Total liabilities assumed	1,685,000
Total fair value of net assets	$26,207,981
During the year ended December 31, 2020, the Company incurred $834,407 in acquisition transaction costs related to the acquisition of Orange142. These expenses primarily related to referral and legal fees. The Company does expect to deduct goodwill for tax purposes in future years. The factors that make up goodwill include entry into new markets not previously accessible and generation of future growth opportunities.
The table below presents the unaudited pro forma revenue and net loss of the Company for the fiscal years ended December 31, 2020 and December 31, 2019, assuming the acquisition had occurred on January 1, 2019, pursuant to ASC 805. This unaudited pro forma consolidated financial information does not purport to represent what the actual results of operations of the Company would have been had the acquisition occurred on that date, nor does it purport to predict the results of operations for future periods. This pro forma financial information does not give effect to any anticipated synergies, operating efficiencies or cost savings or any integration costs related to the acquisition. The unaudited pro forma consolidated financial information excludes transaction costs recorded as general and administrative expenses of $834,407 during the year ended December 31, 2020.
	For the Years Ended December 31,
	2020	2019
Revenue – pro forma combined	$30,415,600	$23,226,165
Net income (loss) – pro forma combined	$3,783,883	$(1,140,754)
	For the Years Ended December 31,
	2020	2019
Revenue	$12,477,519	$6,271,107
Add: revenue, Orange142	17,938,081	16,955,058
Revenue – pro forma combined	$30,415,600	$23,226,165

DIRECT DIGITAL HOLDINGS, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2020 AND 2019
Note 4 — Accrued Liabilities
Accrued liabilities consisted of the following:
	December 31,
	2020	2019
Accrued compensation and benefits	$482,436	$80,294
Accrued litigation fees	501,078	501,078
Accrued expenses	317,401	—
Accrued interest	91,605	26,952
Total accrued liabilities	$1,392,520	$608,324
Note 5 — Long-Term Debt
Revolving Line of Credit
East West Bank
On September 30, 2020, the Company entered into a credit agreement that provides for a revolving credit facility with East West Bank in the amount of $4,500,000 and initial availability of $1,000,000 (the “Revolving Credit Facility”). The loans under the Revolving Credit Facility bear interest at the LIBOR rate plus 3.5% per annum, and at December 31, 2020, the rate was 6.75%, with a 0.50% unused line fee. The maturity date of the Revolving Credit Facility is September 30, 2022. All accrued but unpaid interest under the Revolving Credit Facility is payable in monthly installments on each interest payment date until the maturity date when the outstanding principal balance, together with all accrued but unpaid interest will be due. As of December 31, 2020, the Revolving Credit Facility had borrowings outstanding of $407,051, and a deferred financing cost of $90,607 was classified as an asset on the consolidated balance sheets.
The Revolving Credit Facility is secured by the trade accounts receivable of the Company and guaranteed by Holdings. The Revolving Credit Facility includes financial covenants, and as of December 31, 2020, the Company was in compliance with all of its financial covenants.
First Citizens Bank
On May 17, 2019, the Company entered into a line of credit agreement with First Citizens Bank in the amount of $750,000, and as of December 31, 2019, borrowings of $727,000 was outstanding. The line of credit bears fixed interest of 3.15% and expired on May 17, 2020. The agreement was renewed for one additional year through May 17, 2021. The line of credit was secured by a deposit account which had a balance of $750,000 on December 31, 2019. On October 2, 2020, the line of credit was fully repaid.
The components of interest expense and related fees for the lines of credit are as follows:
	December 31,
	2020	2019
Interest expense – East West Bank	$9,391	$—
Interest expense – First Citizens Bank	19,158	4,544
Amortization of deferred financing costs	12,944	—
Total interest expense and amortization of deferred financing costs	$41,493	$4,544
Accrued and unpaid interest as of December 31, 2020 for the East West Bank was $5,230 related to the unused line fee. As of December 31, 2019 there was no accrued and unpaid interest for the First Citizens Bank line of credit.

DIRECT DIGITAL HOLDINGS, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2020 AND 2019
Term Loan Facility
SilverPeak
In conjunction with the acquisition of Orange142 (see Note 3 — Business Acquisition), on September 30, 2020, the Company entered into a loan and security agreement (the “Term Loan Facility”) with SilverPeak in the amount of $12,825,000, maturing on September 15, 2023. Interest in year one is 15%, of which 12% is payable monthly and 3% is paid-in-kind (“PIK”). All accrued but unpaid interest under the Term Loan Facility is payable in monthly installments on each interest payment date, and the Company is required to repay the outstanding principal balance on January 15 and July 15 of each calendar year in an amount equal to 37.5% of excess cash flow over the preceding six calendar months until the term loan is paid in full. The remaining principal balance, and all accrued but unpaid interest is due on the maturity date.
The obligations under the Term Loan Facility are secured by first-priority liens on all or substantially all assets of the Company and its subsidiaries. The Term Loan Facility contains a number of financial covenants and customary affirmative covenants. In addition, the Term Loan Facility includes a number of negative covenants, including (subject to certain exceptions) limitations on (among other things): indebtedness, liens, investments, acquisitions, dispositions, and restricted payments. Each of Mark Walker (“Walker”), Chairman of the Board and Chief Executive Officer, and Keith Smith (“Smith”), President, have provided limited guarantees of the obligations under the Term Loan Facility. As of December 31, 2020, the Company was in compliance with these covenants.
As of December 31, 2020, the Company owed a balance on the Term Loan Facility of $12,922,243, which includes principal and $97,243 of accrued PIK interest. Financing costs incurred in the transaction were $573,481 and unamortized deferred financing costs as of December 31, 2020 were $501,796. Accrued and unpaid interest was $73,542 as of December 31, 2020 and is included in accrued expenses on the consolidated balance sheets.
The components of interest expense and related fees for the Term Loan Facility are as follows:
	December 31,
	2020	2019
Interest expense	$518,622	$—
Amortization of deferred financing costs	71,685	—
Total interest expense and amortization of deferred financing costs	$590,307	$—
U.S. Small Business Administration Loans
Economic Injury Disaster Loan
In 2020, the Company applied and was approved for a loan pursuant to the Economic Injury Disaster Loan (“EIDL”), administered by the U.S. Small Business Administration (“SBA”). The Company received the loan proceeds of $150,000 on June 15, 2020. The loan bears interest at a rate of 3.75% and matures on June 15, 2050. Installment payments, including principal and interest, of $731 will be payable monthly beginning June 15, 2022. Each payment will first be applied to pay accrued interest, then the remaining balance will be used to reduce principal. The loan is secured by substantially all assets of the Company. Accrued and unpaid interest expense as of December 31, 2020 was $3,041 and is included in accrued expenses on the consolidated balance sheets.
Paycheck Protection Program
In 2020, the Company applied and was approved for a loan pursuant to the Paycheck Protection Program (“PPP”), administered by the SBA. The PPP was authorized in the Coronavirus Aid, Relief, and

DIRECT DIGITAL HOLDINGS, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2020 AND 2019
Economic Security (“CARES”) Act and was designed to provide a direct financial incentive for qualifying business to keep their workforce employees. The SBA made PPP loans available to qualifying businesses in amounts up to 2.5 times their average monthly payroll expenses, and loans should be forgivable after a “covered period” (eight or twenty-four weeks) as long as the borrower maintains its payroll and utilities. The forgiveness amount will be reduced if the borrower terminates employees or reduces salaries and wages more than 25% during the covered period. Any unforgiven portion is payable over two years if issued before, or five years if issued after, June 5, 2020 at an interest rate of 1.0% with payments deferred until the SBA remits the borrower’s loan forgiveness amount to the lender, or if the borrower does not apply for forgiveness, then months after the end of the covered period.
The Company received the PPP loan proceeds on May 8, 2020. The principal amount of the loan was $287,100 and there are no collateral or guarantee requirements. Under the terms of the PPP, payments were deferred until December 8, 2020. The loan will bear interest at 1% per annum and will mature on May 8, 2022. On October 6, 2020, the Company applied for forgiveness of the loan. On November 30, 2020, $277,100 of the loan was forgiven. On February 16, 2021, the remaining $10,000 balance of the loan was forgiven. The Company recognized $277,100 as other income for the year ended December 31, 2020.
As of December 31, 2020, future minimum payments related to long-term debt is as follows for the years ending December 31:
2021	$1,206,750
2022	4,677,123
2023	7,455,421
2024	—
2025	473
Thereafter	149,527
Total	13,489,294
Less current portion	(1,206.750)
Less deferred financing costs	(501,796)
Long-term debt, net	$11,780,748
Note 6 — Mandatorily Redeemable Preferred Units
ASC 480, Distinguishing Liabilities from Equity, (“ASC 480”), defines mandatorily redeemable financial instruments as any financial instruments issued in the form of shares that have an unconditional obligation requiring the issuer to redeem the instrument by transferring its assets at a specified or determinable date (or dates) or upon an event that is certain to occur. A mandatorily redeemable financial instrument shall be classified as a liability unless the redemption is required to occur only upon the liquidation or termination of the reporting entity. Under ASC 480, mandatorily redeemable financial instruments shall be measured initially at fair value.
In connection with the acquisition of Orange142, the Company issued mandatorily redeemable preferred units which are only redeemable for a fixed amount of cash at a date specific to each class. Due to the mandatory redemption feature, ASC 480 requires that these preferred units be classified as a liability rather than as a component of equity, with preferred annual returns being accrued and recorded as interest expense.
Class A Preferred Units
In connection with the Orange142 acquisition (see Note 3 — Business Combination), the Company issued 3,500 non-voting Class A Preferred Units at a purchase price of $3,500,000, and a fair value of

DIRECT DIGITAL HOLDINGS, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2020 AND 2019
$3,458,378. Class A Preferred Units are entitled to certain approval rights and are mandatorily redeemable for $3,500,000 on September 30, 2022, with 10% preferred annual returns paid on a quarterly basis. Due to the mandatory redemption feature, ASC 480, requires that the Class A Preferred Units be classified as a liability rather than as a component of equity, with the preferred annual returns being accrued and recorded as interest expense. For the year ended December 31, 2020, the Company recorded interest expense relating to the Class A Preferred Units of $88,219.
Class B Preferred Units
In connection with the Orange142 acquisition (see Note 3 — Business Combination), the Company issued 7,046 non-voting Class B Preferred Units at a purchase price of $7,046,251, and a fair value of $6,455,562. Class B Preferred Units are mandatorily redeemable for $7,046,251 on September 30, 2024, with 7% preferred annual returns paid on a quarterly basis. Due to the mandatory redemption feature, ASC 480 requires that the Class B Preferred Units be classified as a liability rather than as a component of equity, with the preferred annual returns being accrued and recorded as interest expense. For the year ended December 31, 2020, the Company recorded interest expense relating to the Class B Preferred Units of $124,323.
Note 7 — Related Party Transactions
Related Party Debt
Seller Notes
In conjunction with the acquisition of Huddled Masses and Colossus Media on June 21, 2018, the Company issued seller notes (“Seller Notes”), to shareholders of Huddled Masses and Colossus Media (“Former Shareholders”) for a total of $500,000. The Seller Notes bear interest of 5% and matured on June 21, 2021. Also, in conjunction with the acquisition, the Company entered into a $350,000 seller payable (“Seller Payable”) with a Former Shareholder that is due in twelve monthly installments of $29,167. During the year ended December 31, 2019, the Company paid $149,628 towards the Seller Payable. The outstanding balance of the Seller Notes was $315,509 and $526,403 as of December 31, 2020 and 2019, respectively. During the year ended December 31, 2020, the Company entered into a settlement agreement (“Settlement Agreement”) with the Former Shareholders, and as a result, recorded a net gain of $894 comprised of Seller Note forgiveness of $184,491, Seller Payable forgiveness of $26,403, offset by a $210,000 payment to settle credit card indebtedness. Accrued and unpaid interest was $9,792 and $26,952 as of December 31, 2020 and 2019, respectively. Interest expense related to the Seller Notes was $17,309 and $25,370 for the years ended December 31, 2020 and 2019, respectively.
Seller Earnouts
In conjunction with the acquisition of Huddled Masses and Colossus Media on June 21, 2018, the Company entered into an agreement to pay each of the Former Shareholders a seller earnout (“Seller Earnouts”) based on gross revenue generated for each of the three years following the acquisition. The Seller Earnouts were recorded at their estimated fair value at the date of grant and adjusted annually for actual revenues generated as well as estimates of future revenues. The Seller Earnouts are to be paid on June 21, 2021. For the year ended December 31, 2019, the Seller Earnouts were adjusted for actual earnings, and as a result, the Company recorded $79,091 as a gain in the consolidated statements of operations. As a result of the Settlement Agreement in the year ended December 31, 2020 noted above, the Company recognized a gain of $400,783 for the termination of certain seller payouts and paid $18,318 to the Former Shareholders. The outstanding balance of the Seller Earnouts was $74,909 and $494,009 as of December 31, 2020 and 2019, respectively.

DIRECT DIGITAL HOLDINGS, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2020 AND 2019
Related Party Transactions
Member Payable
As of December 31, 2020, the Company had a net payable to members that totaled $70,801, which is included as a related party payable on the consolidated balance sheets. As of December 31, 2019, the Company had a net receivable from members that totaled $370,789, which is included as a component of equity on the consolidated balance sheets.
Board Services and Consulting Agreement
On September 30, 2020, the Company entered into board services and consulting agreements with Walker, Smith and Leah Woolford (“Woolford”). Walker, Smith and Woolford are members of the Company. Walker serves as Manager of the Board of Holdings and Chief Executive Officer of the Company. Smith serves as Manager of the Board of Holdings and President of the Company. Woolford serves as Manager of the Board of Holdings and Senior Advisor of the Company. In exchange, the Company pays Walker and Smith annual fees of $450,000 each and employee benefits for their direct families. The Company pays Woolford $300 per hour for up to 50 hours per month and employee benefits for Woolford and her direct family. For the year ended December 31, 2020, total fees paid to Walker, Smith and Woolford were $136,167, $137,942, and $49,670, respectively.
Note 8 — Commitments and Contingencies
Operating Leases
The Company leases furniture and office space in Houston, Austin, and Colorado Springs from an unrelated party under non-cancelable operating leases dating through December 2023. Rent expense for the years ended December 31, 2020 and 2019 was $94,806 and $105,997, respectively.
As of December 31, 2020, future minimum payments under the operating leases were as follows for the year ending December 31:
2021	$143,211
2022	121,651
2023	90,138
$355,000
Litigation
The Company may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. In management’s opinion, the outcome of any such litigation will not materially affect the Company’s financial condition. Nevertheless, due to uncertainties in the settlement process, it is at least reasonably possible that management’s view of the outcome could change materially in the near term.
Huddled Masses was named as a defendant in a lawsuit on July 10, 2019 related to a delinquent balance to a vendor. The matter is currently underway, and the Company has estimated a potential liability of approximately $500,000. Such liability has been recorded and included in accrued liabilities on the consolidated balance sheets as of December 31, 2020 and 2019. The Company entered into mediation discussions beginning April 2021 and expects to resolve the matter during 2021.

DIRECT DIGITAL HOLDINGS, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2020 AND 2019
Note 9 — Members’ Equity (Deficit)
The Company is authorized to issue common units, Class A Preferred Units and Class B Preferred Units. As further described in Note 3 — Business Acquisition and Note 6 — Mandatorily Redeemable Preferred Units, in connection with the acquisition of Orange142, the Company issued 5,637 common units, 3,500 Class A Preferred Units and 7,046 Class B Preferred Units. The common units were valued at $4,294,041 and Class A and Class B Preferred Units were valued at a total of $9,913,940. As of December 31, 2020 and 2019, the total outstanding common units were 34,182 and 28,545, respectively. The common units have voting rights, as well as certain redemption features at the option of the Company. In accordance with ASC 480, as of December 31, 2020, the Company has classified the preferred units as a liability in the consolidated balance sheets.
Note 10 — Loss Per Unit
Basic loss per unit is calculated by dividing the net loss for the year by the weighted average number of units outstanding during the period. The Company does not have any dilutive units, and therefore the diluted weighted average number of units outstanding are equal to the basic weighted average number of units.
	Year Ended December 31,
	2020	2019
Net loss per unit attributable to members	$(908,190)	$(883,768)
Number of units outstanding at the beginning of the year	28,545	28,545
Weighted average units issued during the year	1,409	—
Number of units outstanding at the end of the year, basic and diluted	29,954	28,545
Net loss per unit, basic and diluted	$(30.32)	$(30.96)
Note 11 — Employee Benefit Plans
The Company sponsors a safe harbor, defined contribution 401(k) and profit-sharing plan (the “Plan”) that allows eligible employees to contribute a percentage of their compensation. The Company matches employee contributions up to a maximum of 100% of the participant’s salary deferral, limited to 4% of the employee’s salary. For the year ended December 31, 2020 and 2019, the Company matching contributions were $52,673 and $22,173, respectively. Additionally, the Company may make a discretionary profit-sharing contribution to the Plan. During the years ended December 31, 2020 and December 31, 2019, no profit-sharing contributions were made.
The Company has an Employee Benefit Plan Trust (the “Trust”) to provide for the payment or reimbursement of all or a portion of covered medical, dental and prescription expenses for the employees of Orange142. The Trust is funded with contributions made by the Company and participating employees at amounts sufficient to keep the Trust on an actuarially sound basis. The self-funded plan has an integrated stop loss insurance policy for the funding of the Trust benefits in excess of the full funding requirements. As of December 31, 2020 and 2019, there were no unpaid claims for the Company’s employees.
Note 12 — Segment Information
Operating segments are components of an enterprise for which separate financial information is available and is evaluated regularly by the Company’s chief operating decision maker in deciding how to allocate resources and assess performance. The Company’s chief operating decision maker is its Chairman and Chief Executive Officer. The Company views its business as two reportable segments, buy-side advertising,

DIRECT DIGITAL HOLDINGS, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2020 AND 2019
which includes the results of Huddled Masses and Orange142, and sell-side advertising, which includes the results of Colossus Media. All of the Company’s revenues are attributed to the United States.
Revenue by business segment is as follows:
	For the Year Ended December 31,
	2020	2019
Buy-side advertising	$9,656,165	$5,472,485
Sell-side advertising	2,821,354	798,622
Total revenues	$12,477,519	$6,271,107
Operating loss by business segment is as follows:
	For the Year Ended December 31,
	2020	2019
Buy-side advertising	$1,171,324	$108,978
Sell-side advertising	29,633	(497,276)
Corporate office expenses	(2,045,521)	(484,170)
Consolidated operating loss	$(844,564)	$(872,468)
Total assets by business segment are as follows:
	At December 31,
	2020	2019
Buy-side advertising	$27,622,180	$1,962,895
Sell-side advertising	2,641,325	1,484,711
Corporate office	431,970	775,728
Total assets	$30,695,475	$4,223,334
Note 13 — Subsequent Events
The Company has evaluated events and transactions occurring subsequent to December 31, 2020 through the date of this report and determined there were no events or transactions that would impact the consolidated financial statements for the year ended December 31, 2020.
On January 15, 2021, and July 15, 2021, the Company made its scheduled Term Loan Facility payment of $77,800 and $1,128,950, respectively.
On February 16, 2021, the remaining $10,000 balance of the PPP loan was forgiven by the SBA. On March 11, 2021, the Company was approved for an additional loan in the amount of $287,163 under the PPP administered by the SBA. Payments will be deferred until June 11, 2022. The PPP loan bears interest at the rate of 1.0% and matures on March 11, 2026.
On June 15, 2021, the remaining $315,509 of the Seller Notes was paid to the Former Shareholders (see Note 7 — Related Party Transactions).
On July 15, 2021, the Company calculated the final Seller Earnouts due, and paid $53,676 to the Former Shareholders (see Note 7 — Related Party Transactions).

Orange142, LLC
Financial Statements
(with Independent Auditor’s Report Thereon)
December 31, 2019 and 2018

Orange142, LLC

INDEPENDENT AUDITOR’S REPORT
To the Board of Directors of
Orange142, LLC:
We have audited the accompanying financial statements of Orange142, LLC (the “Company”), which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of operations and changes in members’ equity, and cash flows for the years then ended, and the related notes to the financial statements.
Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.
Auditor’s Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.
Baker Tilly Virchow Krause, LLP trading as Baker Tilly is a member of the global network of Baker Tilly International
Ltd., the members of which are separate and independent legal entities. © 2018 Baker Tilly Virchow Krause, LLP

Emphasis of Matter
The Company is a part of a consolidated group. These financial statements are presented on a standalone historical basis and do not include the financial position and results of operations of the consolidated group, and should be read in conjunction with the auditor’s report on the consolidated financial statements of the group. Effective January 1, 2019, USDM LLC and Orange142 Advertising Canada, Inc. became wholly owned subsidiaries of Orange142, LLC via a transfer of ownership; and USDM LLC was subsequently dissolved. The prior year financial statements were not restated to reflect this. Our opinion is not modified with respect to these matters.
/s/ BAKER TILLY VIRCHOW KRAUSE, LLP
Baker tilly virchow krause, LLP
Plano, Texas
April 1, 2020
Baker Tilly Virchow Krause, LLP trading as Baker Tilly is a member of the global network of Baker Tilly International
Ltd., the members of which are separate and independent legal entities. © 2018 Baker Tilly Virchow Krause, LLP

Orange142, LLC
Balance Sheets
December 31, 2019 and 2018
	2019	2018
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$614,048	$897,479
Accounts receivable, net	3,154,887	1,636,790
Prepaid expenses and other current assets	250,201	58,839
Total current assets	4,019,136	2,593,108
Other assets	9,618	26,483
TOTAL ASSETS	$4,028,754	$2,619,591
LIABILITIES AND MEMBERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$570,226	$165,593
Accrued liablilities	366,566	419,127
Deferred revenue	375,794	845,211
Total current liabilities	1,312,586	1,429,931
Total liabilities	1,312,586	1,429,931
MEMBERS’ EQUITY	2,716,168	1,189,660
TOTAL LIABILITIES AND MEMBERS’ EQUITY	$4,028,754	$2,619,591
The accompanying notes are an integral part of these financial statements.

Orange142, LLC
Statements of Operations and Changes in Members’ Equity
for the Years Ended December 31, 2019 and 2018
	2019	2018
ADVERTISING REVENUES	$14,043,423	$10,002,965
MARKETING REVENUES	2,911,636	36,441
TOTAL REVENUES	16,955,059	10,039,406
COST OF SALES	5,296,385	4,125,520
GROSS PROFIT	11,658,674	5,913,886
OPERATING EXPENSES:
Payroll related costs	4,594,768	2,495,993
General and administrative	1,512,376	1,229,738
Total operating expenses	6,107,144	3,725,731
Income from operations	5,551,530	2,188,155
OTHER INCOME:
Interest income	240	241
Gain on sale of property and equipment	11,200	—
Total other income	11,440	241
Income before tax provision	5,562,970	2,188,396
Provision for taxes	(51,638)	(28,872)
Net income	$5,511,332	$2,159,524
Members’ equity, beginning of year	$1,189,660	$1,319,951
Equity transferred from USDM LLC	76,638	—
Distribution to parent	(4,061,462)	(2,289,815)
Net income	5,511,332	2,159,524
Members’ equity, end of year	$2,716,168	$1,189,660
The accompanying notes are an integral part of these financial statements.

Orange142, LLC
Statements of Cash Flows
for the Years Ended December 31, 2019 and 2018
	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$5,511,332	$2,159,524
Adjustments to reconcile net income to net cash provided by operating activities:
Gain on sale of property and equipment	(11,200)	—
Changes in operating assets and liabilities:
Accounts receivable	(1,518,097)	(790,602)
Prepaid expenses and other assets	(174,497)	(14,909)
Accounts payable and accrued liabilities	352,072	(18,010)
Deferred revenues	(469,417)	444,503
Related-party receivable	—	296,300
Net cash provided by operating activities	3,690,193	2,076,806
CASH FLOWS FROM INVESTING ACTIVITIES:
Cash proceeds from sale of property and equipment	11,200	—
Net cash provided by investing activities	11,200	—
CASH FLOWS FROM FINANCING ACTIVITIES:
Distributions to parent	(4,061,462)	(2,289,815)
Equity transferred from USDM LLC	76,638	—
Net cash used in financing activities	(3,984,824)	(2,289,815)
Net decrease in cash and cash equivalents	(283,431)	(213,009)
Cash and cash equivalents, beginning of year	897,479	1,110,488
Cash and cash equivalents, end of year	$614,048	$897,479
SUPPLEMENTAL INFORMATION:
Cash paid for income taxes	$51,638	$28,872
The accompanying notes are an integral part of these financial statements.

Orange142, LLC
Notes to the Financial Statements
December 31, 2019 and 2018
Note 1 — Nature of Operations
Orange142, LLC (the “Company”) was formed in the state of Delaware on March 6, 2013. Effective January 1, 2019, USDM LLC and Orange142 Advertising Canada, Inc. became wholly owned subsidiaries of the Company via a transfer of ownership; and USDM LLC was subsequently dissolved. The Company is a digital media and marketing company that delivers targeted advertising messaging using digital and traditional tactics. Its clients include private, public, and government entities. The Company is headquartered in Austin, Texas.
Note 2 — Summary of Significant Accounting Policies
Recently Adopted Accounting Policies
On January 1, 2019, the company adopted the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (“Topic 606”), and all related amendments using the modified retrospective transition method. Under the modified retrospective transition method, the Company’s 2018 financial statements continue to be accounted for under the FASB’s Topic 605 and have not been adjusted.
ASU 2014-09 created Accounting Standards Codification Topic 340-40, Contracts with Customers, which requires that costs to obtain a contract that would have been incurred regardless of whether the contract was obtained are to be expensed when incurred. No such costs require capitalization with the adoption of Topic 606 at December 31, 2019.
Other than the aforementioned application of Topic 340-40, the adoption of Topic 606 did not have a significant impact on the Company’s financial position or results of operations. There were no adjustments made to the Company’s 2019 financial statements as a result of the adoption of Topic 606.
In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-02 “Leases” “ASC 842” under which lessees will recognize most leases on the balance sheet. The effective dates were for fiscal years beginning after December 15, 2019. On August 15, 2019, the FASB proposed a one-year delay and the effective date for non-public business entities was deferred until fiscal years beginning after December 15, 2020. The Company is evaluating the effect of adopting ASU 2016-02.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include management’s assessment of the allowance for doubtful accounts. Actual results could differ from those estimates.
Cash and Cash Equivalents
The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company maintains cash deposits with federally insured financial institutions that may at times exceed federally insured limits. The Company has not incurred any losses from such accounts, and management considers the risk to be minimal.
Accounts Receivable
Accounts receivable primarily consist of billings for products and services rendered to customers under normal trade terms. The Company performs credit evaluations of its customers’ financial condition and generally does not require collateral.

Orange142, LLC
Notes to the Financial Statements
December 31, 2019 and 2018
Note 2 — Summary of Significant Accounting Policies (continued)
The Company carries its accounts receivable at net realizable value. During 2016, the Company began insuring its accounts receivable with an unrelated third-party insurance company in an effort to mitigate any future write-offs and thereby eliminating the need for an allowance for doubtful accounts. Management periodically reviews outstanding accounts receivable for reasonableness. After all attempts to collect have failed, the Company processes a claim with the third-party insurance company to recover uncollected balances, rather than writing the balances off to bad debt expense. The guaranteed recovery for the claim is 90% of the original balance.
Property and Equipment
Property and equipment is stated at cost, less accumulated depreciation. Property and equipment is depreciated on a straight-line basis over the estimated useful lives of the assets. Expenditures for repairs and maintenance are charged to expense as incurred. Expenditures for major renewals and betterments, which extend the useful lives of the existing property and equipment, are capitalized and depreciated. Upon retirement or disposition of property and equipment, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is recognized in the statement of operations.
Impairment of Long-Lived Assets
Long-lived assets and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable, at least annually. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to their fair value, which is normally determined through analysis of the future net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount that the carrying amount of the assets exceeds the fair value of the assets. There was no impairment loss for the years ended December 31, 2019 and 2018.
Fair Value of Financial Instruments
In accordance with the reporting requirements of ASC 825-10-50, “Disclosures about Fair Value of Financial Instruments”, the Company calculates the fair value of its assets and liabilities which qualify as financial instruments under this statement and includes this additional information in the notes to the financial statements when the fair value is different than the carrying value of those financial instruments. The estimated value of accounts receivable are based on management’s assessment of net realizable value. The estimated fair value of accounts payable approximates their carrying amounts due to the short maturity of these liabilities.
Revenue Recognition
Prior to January 1, 2019
The Company provides complete turn-key digital advertising and strategy services with the focus on generating measurable digital and financial lift for its customers.
The advertising campaigns are billed and revenue recognized at intervals throughout the life of the advertising campaign. In an effort to reduce the risk of nonpayment, the Company has AR insurance in place, or sometimes clients pay for advertising campaigns prior to the campaign launch. Customer billings on advertising campaigns in the development process at December 31, 2019 and 2018 were included in deferred revenue.

Orange142, LLC
Notes to the Financial Statements
December 31, 2019 and 2018
Note 2 — Summary of Significant Accounting Policies (continued)
January 1, 2019 and After
The Company’s revenues are comprised of digital and print advertising campaigns. All revenue is recognized when the Company satisfies its performance obligation(s) under the contract (either implicit or explicit) by transferring the promised product to its customer when its customer obtains control of the product. A performance obligation is a promise in a contract to transfer a distinct product or service to a customer. A contract’s transaction price is allocated to each distinct performance obligation.
Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring products or providing services. The nature of the Company’s contracts do not give rise to any notable amounts of variable consideration with the customers. Neither the type of product or service sold or the location of sale significantly impacts nature, amount, timing or uncertainty of revenue and cash flows.
Sales, value add, and other taxes collected from customers and remitted to governmental authorities are accounted for on a net (excluded from revenues) basis.
A contract’s transaction price is allocated to each distinct performance obligation within the contract. Substantially all of the Company’s contracts have a single performance obligation. In instances where multiple performance obligations may exist, due to the short duration of the arrangements or the insignificance of certain performance obligations, in substantially all cases it is not necessary to allocate the transaction price to the distinct performance obligations as the allocation would not result in a different accounting outcome.
Payments for advertising campaigns are typically received in advance of the service period, recorded as deferred revenue and revenue recognized over time of the period of the campaign.
The Company does not have any contract assets as of December 31, 2019. The Company has elected to expense all contract costs as incurred. At December 31, 2019, the Company did not record any contract liabilities.
Deferred revenue as of December 31, 2019 and 2018 was $375,794 and $845,211, respectively.
Income Taxes
The Company is organized as a limited liability company. The financial statements of the Company for the years ended December 31, 2019 and 2018 contain no federal income tax provision as taxable income is included in the personal tax returns of the members. The Company is subject to state income tax and has made a provision for them based on the estimated taxes due. For the years ended December 31, 2019 and 2018, the provision for taxes was $51,638 and $28,872, respectively.
The Company applies ASC 740-10, “Income Taxes”, in establishing standards for accounting for uncertain tax positions. The Company evaluates uncertain tax positions with the presumption of audit detection and applies a “more likely than not” standard to evaluate the recognition of tax benefits or provisions. ASC 740-10 applies a two-step process to determine whether any amount may be recognized and then determines how much of a tax benefit or provision should be recognized. As of December 31, 2019 and 2018, the Company has no uncertain tax positions.
Concentrations
As of December 31, 2019, one customer accounted for approximately 52% of total accounts receivable. As of December 31, 2018, three customers accounted for approximately 40% of total accounts receivable. During the year ended December 31, 2019, four customers accounted for 53% of total sales. During the year ended December 31, 2018, four customers accounted for approximately 57% of total sales. Management

Orange142, LLC
Notes to the Financial Statements
December 31, 2019 and 2018
Note 2 — Summary of Significant Accounting Policies (continued)
continuously evaluates the credit worthiness of its customers’ financial condition and has policies to minimize potential risk. As of December 31, 2019, two vendors accounted for approximately 92% of total accounts payable. As of December 31, 2018, two vendors accounted for approximately 73% of total accounts payable.
Note 3 — Accrued Expenses
Accrued expenses consisted of the following at December 31, 2019 and 2018:
	2019	2018
Bonus payable	$59,013	$90,576
Other payable media	—	241,222
Other accrued expenses	21,035	39,913
Customer deposits	113,799	—
Commissions Payable	172,719	47,416
	$366,566	$419,127
Note 4 — Related Party Transactions
The Company has an informal agreement with USDM, LLC (“USDM”), which shares common ownership with the Company, whereby each entity can sell the other’s services. In exchange for selling these services, the related entity receives a 15% commission on select services. The commission is reviewed on an annual basis in January to ensure it properly reflects the work effort and current market conditions. For the year ended December 31, 2018, USDM paid total commission to the Company of $1,393,025. The commissions are included in marketing revenues in the statements of operations and changes in members’ equity. Effective January 1, 2019, this related party transaction no longer existed when USDM LLC merged into Orange142, LLC and subsequently dissolved.
Note 5 — Line of Credit
In July 2017, the Company obtained a cash-backed line of credit from a financial institution in the amount of $300,000. The line of credit is guaranteed by the Company. The line of credit bears interest at the prime rate plus 0.75% and expires on August 13, 2117. As of December 31, 2019 and 2018, the line of credit had not been used.
Note 6 — Employee Retirement Plans
The Company sponsors a safe harbor, defined contribution 401(k) and profit sharing plan that allows employees to contribute a percentage of their compensation. The Company matches employee contributions up to a maximum of 100% of the participant’s salary deferral, limited to 4% of the employee’s salary. For the years ended December 31, 2019 and 2018, the Company’s matching contributions were $79,924 and $44,398, respectively. Additionally, the Company may make a discretionary profit sharing contribution to the Plan. During the years ended December 31, 2019 and 2018, no profit sharing contribution was made.
Note 7 — Commitments and Contingencies
Operating Leases
The Company leases office and equipment under noncancelable operating lease agreements expiring on various dates through December 2021.

Orange142, LLC
Notes to the Financial Statements
December 31, 2019 and 2018
Note 7 — Commitments and Contingencies (continued)
At December 31, 2019, future minimum lease payments under noncancelable operating leases were as follows:
For the years ending December 31,
2020	$78,000
2021	80,400
Total	$158,400
Rent expense relating to the office lease and other operating agreements was $142,373 and $111,221 for the years ended December 31, 2019 and 2018, respectively.
Litigation
The Company is subject to legal proceedings, claims, and litigation arising from the normal course of business. Although occasional adverse decisions or settlements may occur, management believes that the ultimate outcome of any such matters will not have a material adverse impact on the company’s financial position at December 31, 2019 and 2018.
Note 8 — Subsequent Events
In accordance with ASC 855, “Subsequent Events”, the Company has evaluated events and transactions occurring subsequent to December 31, 2019, the balance sheet date, through April 1, 2020, the date the financial statements were available to be issued, and determined there were no events or transactions that would impact the financial statements for the year ended December 31, 2019, other than the following:
In December 2019, a novel strain of coronavirus was reported in Wuhan, Hubei province, China. In the first several months of 2020, the virus, SARS-CoV-2, and resulting disease, COVID-19, spread to the United States. The COVID-19 pandemic is having significant effects on global markets, supply chains, businesses, and communities. The Company’s evaluation of the effects of these events is ongoing as of the date the accompanying financial statements were available to be issued. COVID-19 may impact various parts of the Company’s 2020 operations and financial performance including but not limited to potential shortages of personnel, closure of certain facilities or service lines, or declines in revenue related to decreases in volumes of certain revenue streams. The extent of the impact will depend on future developments, including the duration and spread of the outbreak and related governmental or other regulatory actions.

Orange142, LLC
Financial Statements
(unaudited)
September 30, 2020 and 2019

ORANGE142, LLC

ORANGE142, LLC
BALANCE SHEETS
SEPTEMBER 30, 2020 and DECEMBER 31, 2019
	September 30, 2020	December 31, 2019
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$1,014,151	$614,048
Accounts receivable, net	4,590,945	3,154,887
Prepaid expenses and other current assets	148,717	250,201
Total current assets	5,753,813	4,019,136
Other long-term assets	9,618	9,618
Total assets	$5,763,431	$4,028,754
LIABILITIES AND MEMBERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$683,521	$570,226
Accrued liabilities	244,165	366,566
Deferred revenues	757,314	375,794
Total current liabilities	1,685,000	1,312,586
MEMBERS’ EQUITY	4,078,431	2,716,168
Total liabilities and members’ equity	$5,763,431	$4,028,754
The accompanying notes are an integral part of these financial statements.

ORANGE142, LLC
STATEMENTS OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019
	For the Nine Months Ended September 30, 2020	For the Nine Months Ended September 30, 2019
Revenues
Advertising revenues	$14,887,635	$9,443,989
Marketing revenues	3,050,446	2,161,962
Total revenues	17,938,081	11,605,951
Cost of revenues	5,267,463	3,750,595
Gross profit	12,670,618	7,855,356
Operating expenses
Compensation, taxes and benefits	4,038,610	3,028,255
General and administrative	757,540	1,128,554
Total operating expenses	4,796,150	4,156,809
Income from operations	7,874,468	3,698,547
Other income	11,900	11,380
Total other income	11,900	11,380
Tax expense	(48,971)	—
Net income	$7,837,397	$3,709,927
See accompanying notes to the consolidated financial statements.

ORANGE142, LLC
STATEMENTS OF CHANGES IN MEMBERS’ EQUITY
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019
	Common Units		Accumulated equity	Members’ equity
	Shares	Amount
Balance, December 31, 2018 (audited)	1,000	$10	$1,189,648	$1,189,658
Equity transfer from USDM LLC			76,638	76,638
Distribution to members			(3,235,600)	(3,235,600)
Net income			3,709,927	3,709,927
Balance, September 30, 2019 (unaudited)	1,000	$10	$1,740,613	$1,740,623
ORANGE142, LLC
STATEMENTS OF CHANGES IN MEMBERS’ EQUITY
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2020
	Common Units		Accumulated equity	Members’ equity
	Shares	Amount
Balance, December 31, 2018 (audited)	1,000	$10	$1,189,648	$1,189,658
Equity transfer from USDM LLC			76,638	76,638
Distribution to members			(4,061,462)	(4,061,462)
Net income			5,511,332	5,511,332
Balance, December 31, 2019 (audited)	1,000	10	2,716,156	2,716,166
Distribution to members			(6,475,132)	(6,475,132)
Net income			7,837,397	7,837,397
Balance, September 30, 2020 (unaudited)	1,000	$10	$4,078,421	$4,078,431
See accompanying notes to the consolidated financial statements.

ORANGE142, LLC
STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019
(Unaudited)
	September 30, 2020	September 30, 2019
Cash Flows From Operating Activities:
Net income	$7,837,397	$3,709,927
Adjustments to reconcile net loss to net cash provided by operating activities:
Changes in operating assets and liabilities:
Accounts receivable	(1,436,059)	(758,546)
Prepaid expenses and other current assets	101,484	(212,319)
Other long-term assets	—	16,865
Accounts payable	113,293	257,304
Accrued liabilities	(122,400)	111,090
Deferred revenues	381,520	232,803
Net cash provided by operating activities	6,875,235	3,357,124
Cash Flows (Used In) Provided By Financing Activities:
Distributions to members	(6,475,132)	(3,235,600)
Equity transferred from USDM LLC	—	76,638
Net cash used in financing activities	(6,475,132)	(3,158,962)
Net increase in cash and cash equivalents	400,103	198,162
Cash and cash equivalents, beginning of the period	614,048	897,479
Cash and cash equivalents, end of the period	$1,014,151	$1,095,641
See accompanying notes to the consolidated financial statements.

ORANGE142, LLC
NOTES TO THE FINANCIAL STATEMENTS
SEPTEMBER 30, 2020 AND 2019
(Unaudited)
NOTE 1 — ORGANIZATION
Orange142, LLC (the “Company”) was formed in the state of Delaware on March 6, 2013. Effective January 1, 2019, USDM LLC and Orange142 Advertising Canada, Inc. became wholly owned subsidiaries of the Company via a transfer of ownership; and USDM LLC was subsequently dissolved. The Company is a digital media and marketing company that delivers targeted advertising messaging using digital and traditional tactics. Its clients include private, public, and government entities. The Company is headquartered in Austin, Texas.
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of consolidation
The consolidated financial statements include the accounts of Orange142, LLC and its wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.
Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include management’s assessment of the allowance for doubtful accounts. Actual results could differ from those estimates.
Cash and cash equivalents
The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company maintains cash deposits with federally insured financial institutions that may at times exceed federally insured limits. The Company has not incurred any losses from such accounts, and management considers the risk to be minimal.
Accounts receivable
Accounts receivable primarily consist of billings for products and services rendered to customers under normal trade terms. The Company performs credit evaluations of its customers’ financial condition and generally does not require collateral.
The Company carries its accounts receivable at net realizable value. During 2016, the Company began insuring its accounts receivable with an unrelated third-party insurance company in an effort to mitigate any future write-offs and thereby eliminating the need for an allowance for doubtful accounts. Management periodically reviews outstanding accounts receivable for reasonableness. After all attempts to collect have failed, the Company processes a claim with the third-party insurance company to recover uncollected balances, rather than writing the balances off to bad debt expense. The guaranteed recovery for the claim in 90% of the original balance.
Property and equipment
Property and equipment is stated at cost, less accumulated depreciation. Property and equipment is depreciated on a straight-line basis over the estimated useful lives of the assets. Expenditures for repairs and maintenance are charged to expense as incurred. Expenditures for major renewals and betterments, which extend the useful lives of the existing property and equipment, are capitalized and depreciated. Upon retirement or disposition of property and equipment, the cost and related accumulated depreciation are

ORANGE142, LLC
NOTES TO THE FINANCIAL STATEMENTS
SEPTEMBER 30, 2020 AND 2019
(Unaudited)
removed from the accounts and any gain or loss is recognized in the statement of operations. As of September 30, 2020 and December 31, 2019, the Company had fully depreciated all property and equipment.
Impairment of long-lived assets
Long-lived assets and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable, at least annually. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to their fair value, which is normally determined through analysis of the future net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount that the carrying amount of the assets exceeds the fair value of the assets. There was no impairment loss for the nine months ended September 30, 2020 and 2019.
Fair value of financial instruments
In accordance with the reporting requirements of ASC 825-10-50, Disclosures about Fair Value of Financial Instruments, the Company calculates the fair value of its assets and liabilities which qualify as financial instruments under this statement and includes this additional information in the notes to the financial statements when the fair value is different than the carrying value of those financial instruments. The estimated values of accounts receivable are based on management’s assessment of net realizable value. The estimated fair values of accounts payable approximate their carrying amounts due to the short maturity of these liabilities.
Revenue recognition
The Company’s revenues are comprised of digital and print advertising campaigns. All revenue is recognized when the Company satisfies its performance obligation(s) under the contract (either implicit or explicit) by transferring the promised product to its customer when its customer obtains control of the product. A performance obligation is a promise in a contract to transfer a distinct product or service to a customer. A contract’s transaction price is allocated to each distinct performance obligation.
Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring products or providing services. The nature of the Company’s contracts do not give rise to any notable amounts of variable consideration with the customers. Neither the type of product or service sold or the location of sale significantly impacts the nature, amount, timing or uncertainty of revenue and cash flows.
Sales, value add, and other taxes collected from customers and remitted to governmental authorities are accounted for on a net (excluded from revenues) basis.
A contract’s transaction price is allocated to each distinct performance obligation within the contracts. Substantially all of the Company’s contracts have a single performance obligation. In instances where multiple performance obligations may exist, due to the short duration of the arrangements or the insignificance of certain performance obligations, in substantially all cases it is not necessary to allocate the transaction price to the distinct performance obligations as the allocation would not result in a different accounting outcome.
Payments for advertising campaigns are typically received in advance of the service period, recorded as deferred revenue and revenue is recognized over the time of the period of the campaign. Deferred revenue as of September 30, 2020 and December 31, 2019 was $757,314 and $375,794, respectively.
Income taxes
The Company is organized as a limited liability company. The financial statements of the Company for the nine months ended September 30, 2020 and 2019 contain no federal income tax provision as taxable

ORANGE142, LLC
NOTES TO THE FINANCIAL STATEMENTS
SEPTEMBER 30, 2020 AND 2019
(Unaudited)
income is included in the personal tax returns of the members. The Company is subject to state income tax and has made provision for them based on the estimated taxes due. For the nine months ended September 30, 2020 and 2019, the provision for taxes was $48,971 and $0, respectively.
The Company applies ASC 740-10, Income Taxes, in establishing standards for accounting for uncertain tax positions. The Company evaluates uncertain tax positions with the presumption of audit detection and applies a “more likely than not” standard to evaluate the recognition of tax benefits or provisions. ASC 740-10 applies a two-step process to determine whether any amount may be recognized and then determines how much of a tax benefit or provision should be recognized. As of September 30, 2020 and December 31, 2019, the Company has no uncertain tax positions. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. The Company’s conclusions regarding uncertain tax positions may be subject to review and adjustments at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors.
Recently issued accounting pronouncements
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). Under the new guidance, lessees will be required to put most leases on their balance sheets but to recognize expenses in the income statement in a manner similar to current accounting. The guidance also eliminated the current real estate-specific provisions and changed the guidance on sale-leaseback transactions, initial direct costs, and lease executory costs for all entities. The updated guidance will be effective for the Company beginning January 1, 2022, with early adoption permitted. Upon adoption, entities will be required to use the modified retrospective approach for leases that exist, or are entered into, after the beginning of the earliest comparative period in the financial statements. In July 2018, the FASB issued ASU 2018-11, Leases (Topic 842), Targeted Improvements”, which allows entities to not apply the new leases standard, including its disclosure requirements, in the comparative periods they present in their financial statements in the year of adoption. The Company is currently evaluating the potential effect that adopting this guidance will have on its consolidated financial statements.
NOTE 3 — ACCRUED LIABILITIES
Accrued liabilities consisted of the following at September 30, 2020 and December 31, 2019:
	September 30, 2020	December 31, 2019
Accrued commissions	$136,525	$172,719
Other accrued expenses	99,835	21,035
Accrued bonus	6,185	59,013
Customer deposits	1,620	113,799
Total accrued liabilities	$244,165	$366,566
NOTE 4 — EMPLOYEE RETIREMENT PLANS
The Company sponsors a safe harbor, defined contribution 401(k) and profit-sharing plan (the “Plan”) that allows employees to contribute a percentage of their compensation. The Company matches employee contributions up to a maximum of 100% of the participant’s salary deferral, limited to 4% of the employee’s salary. For the nine months ended September 30, 2020 and 2019, the Company’s matching contributions were $74,886 and $59,139, respectively. Additionally, the Company may make a discretionary profit-sharing contribution to the Plan. During the nine months ended September 30, 2020 and 2019, no profit-sharing contributions were made.

ORANGE142, LLC
NOTES TO THE FINANCIAL STATEMENTS
SEPTEMBER 30, 2020 AND 2019
(Unaudited)
NOTE 5 — SUBSEQUENT EVENTS
Effective September 30, 2020, Direct Digital Holdings, LLC (“Holdings”) acquired 100% of the equity interests of the Company for a purchase price of $26,207,981. The acquisition was funded by issuance of Holdings’ member common units, mandatorily redeemable preferred units, a facility term note, and a revolving credit facility by Holdings. The acquisition was accounted for using the acquisition method of accounting and, accordingly, the results of operations of the Company were consolidated into Holdings beginning October 1, 2020.

                 Shares
Class A Common Stock

Prospectus

Joint Book-Running Managers
Stephens Inc.The Benchmark Company
                 , 2021

Part II — INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13.    Other Expenses of Issuance and Distribution.
The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimated except the SEC registration fee, the Nasdaq Capital Market listing fee and the FINRA filing fee.
Amount
SEC registration fee	$	*
Nasdaq listing fee		*
FINRA filing fee		*
Accountants’ fees and expenses		*
Legal fees and expenses		*
Transfer Agent’s fees and expenses		*
Printing expenses		*
Underwriters reimbursable expenses		*
Miscellaneous		*
*
Total expenses	$	*

*
to be completed by amendment.

Item 14.    Indemnification of Directors and Officers.
Section 145(a) of the DGCL provides, in general, that a Delaware corporation may indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) because that person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, so long as the person acted in good faith and in a manner he or she reasonably believed was in or not opposed to the corporation’s best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.
Section 145(b) of the DGCL provides, in general, that a Delaware corporation may indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action or suit by or in the right of the corporation to obtain a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action, so long as the person acted in good faith and in a manner the person reasonably believed was in or not opposed to the corporation’s best interests, except that no indemnification shall be permitted without judicial approval if a court has determined that the person is to be liable to the corporation with respect to such claim. Section 145(c) of the DGCL provides that, if a present or former director or officer has been successful in defense of any action referred to in Sections 145(a) and (b) of the DGCL, the corporation must indemnify such officer or director against the expenses (including attorneys’ fees) he or she actually and reasonably incurred in connection with such action.
Section 145(g) of the DGCL provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise against any liability asserted against and incurred by such person, in any such capacity, or arising out of his or her status as such, whether or not the corporation could indemnify the person against such liability under Section 145 of the DGCL.
Our certificate of incorporation, and our bylaws will provide for the indemnification of our directors and officers to the fullest extent permitted under the DGCL.
We also maintain a directors’ and officers’ insurance policy pursuant to which our directors and officers are insured against liability for actions taken in their capacities as directors and officers.
We have entered into an underwriting agreement in connection with this offering, which provides for indemnification by the underwriter of us, our officers and directors, for certain liabilities, including liabilities arising under the Securities Act.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.
Item 15.    Recent Sales of Unregistered Securities.
Set forth below is information regarding all securities sold by us within the last three years which were not registered under the Securities Act.
HMC Operations, LLC, a former subsidiary of the Company, issued a number of promissory notes in connection with the Company’s acquisition of Huddled Masses. The promissory notes were issued on June 21, 2018 in the aggregate principal amount of approximately $250,000 at an interest rate of 5% with a maturity date of June 21, 2021. The promissory notes were issued to various individuals and entities.
HMC Operations, LLC, a former subsidiary of the Company, issued a promissory note in conjunction with the acquisition of Colossus Media, LLC. The promissory note was issued on June 21, 2018 in the amount of $250,000 at an interest rate of 5% per year with a maturity date of June 21, 2021. The promissory note was issued to Cantu Holdings, LLC as agent and representative for itself, Hoyne LLC, and other membership interest holders of Colossus Media, LLC.
The Company issued 3,500 units of its Class A preferred equity securities, 7,046 units of its Class B preferred equity securities and 5,637 units of common equity securities in connection with the acquisition of Orange142, LLC. The Class A preferred units had a value of $3,500,000 and were issued on September 30, 2020 with an annual dividend rate of 10% and a mandatory redemption on September 30, 2022. The Class B preferred units had a value of $7,046,251 and were issued on September 30, 2020 with an annual dividend rate of 7% with a mandatory redemption on September 30, 2024. The Common Units had a value of $5,636,563 and were issued on September 30, 2020 and have a mandatory call feature to be exercised by the issuer prior to September 30, 2025. The Class A preferred units, the Class B preferred units and the Common Units were all issued to USDM Holdings, Inc.
No underwriters or placement agents were used in connection with any of the foregoing transactions. These issuances were made in reliance on an exemption from registration set forth in Section 4(a)(2) of the Securities Act, as transactions by an issuer not involving a public offering. The purchasers of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to offer or sell, in connection with any distribution of the securities.

Item 16.    Exhibits and Financial Statement Schedules.
(a) Exhibits.    The list of exhibits is set forth below and is incorporated by reference herein.
Exhibit No.	Description
1.1*	Form of Underwriting Agreement.
3.1	Certificate of Incorporation of Direct Digital Holdings, Inc., as currently in effect.
3.2	Bylaws of Direct Digital Holdings, Inc., as currently in effect.
3.3*	Form of Amended and Restated Certificate of Incorporation of Direct Digital Holdings, Inc., as in effect upon the consummation of this offering.
3.4*	Form of Bylaws of Direct Digital Holdings, Inc., as in effect upon the consummation of this offering.
4.1*	Form of Common Stock Certificate.
5.1*	Opinion of McGuireWoods LLP.
10.1*	Form of Amended and Restated Limited Liability Company Agreement of Direct Digital Holdings, LLC.
10.2*	Form of Tax Receivable Agreement, to be effective upon the closing of this offering.
10.3*	Form of Registration Rights Agreement, to be effective upon the closing of this offering.
10.4	Credit Agreement, dated as of September 30, 2020, by and among Direct Digital Holdings, LLC, Colossus Media, LLC, Huddled Masses LLC, Orange142, LLC, Universal Standards for Digital Marketing, LLC, and East West Bank.
10.5	Revolving Credit Note, dated as of September 30, 2020, by and among Direct Digital Holdings, LLC, Colossus Media, LLC, Huddled Masses, LLC, Orange142, LLC, and Universal Standards for Digital Marketing, LLC, collectively Borrower, and East West Bank as Lender.
10.6	Preferred Equity Subordination Agreement, entered into as of September 30, 2020, among East West Bank, USDM Holdings, Inc., and Direct Digital Holdings, LLC.
10.7	Secured Term Promissory Note, with a closing date of September 30, 2020, Direct Digital Holding LLC, Huddled Masses LLC, Colossus Media, LLC, Orange142, LLC and Universal Standards for Digital Marketing, LLC (collectively, the Borrower), jointly and severally promise to pay Silverpeak Credit Opportunities AIV LP (the Lender).
10.8	Loan and Security Agreement, dated as of September 30, 2020, by and among Direct Digital Holdings, LLC and the other Borrower Entities identified therein, as Borrower, the Several Financial Institutions or Entities from time to time parties thereto, as Lenders and Silverpeak Credit Partners, LP as Agent.
10.9+	Board Services and Consulting Agreement, made as of September 30, 2020, by and between Direct Digital Holdings, LLC and USDM Holdings, Inc.
10.10+	Board Services and Consulting Agreement, made as of September 30, 2020, by and between Direct Digital Holdings, LLC and Mark Walker.
10.11+	Board Services and Consulting Agreement, made as of September 30, 2020, by and between Direct Digital Holdings, LLC and Keith W. Smith.
10.12+	Executive Employment Agreement, entered into as of March 3, 2021 by and between Direct Digital Holdings, LLC and Anu Pillai.
21.1*	List of Subsidiaries.
23.1*	Consent of Marcum, LLP as to Direct Digital Holdings, Inc.
23.2*	Consent of Marcum, LLP as to Direct Digital Holdings, LLC.
23.3*	Consent of Baker Tilly US, LLP, as to Orange142, LLC.
23.2*	Consent of McGuireWoods LLP (included in Exhibit 5.1).
24.1*	Power of Attorney (included in signature page to this registration statement).

*
To be filed by amendment.

+
Indicates management contract or compensatory plan.

(b) Financial Statement Schedules.    Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.
Item 17.    Undertakings.
The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The registrant hereby further undertakes that:
      (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.
      (2) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on this             day of                  , 2021.
DIRECT DIGITAL HOLDINGS, INC.
By:
Mark D. Walker, Chairman and Chief Executive Officer
SIGNATURES AND POWER OF ATTORNEY
KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Mark Walker and Keith Smith, and each of them, his or her true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to (i) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this registration statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (ii) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (iii) act on and file any supplement to any prospectus included in this registration statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (iv) take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy and attorney-in-fact or any of his or her substitutes may lawfully do or cause to be done by virtue thereof.
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities held on the dates indicated.
Signature	Title	Date
Mark Walker	Chairman, Chief Executive Officer, and Director (Principal Executive Officer)	, 2021
Susan Echard	Chief Financial Officer (Principal Financial Officer)	, 2021
Keith Smith	President and Director	, 2021